Exhibit 99.2

These materials are important and require your immediate attention. They require shareholders of Neovasc Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a holder of Shares and have any questions or require more information with regard to voting your Shares, please contact Neovasc Inc.’s proxy solicitation agent and shareholder communications advisor, Laurel Hill, either, by calling toll-free in North America at 1-877-452-7184 or 1-416-304-0211 outside of North America or by email at assistance@laurelhill.com.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on March 6, 2023

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

NEOVASC INC.

and

SHOCKWAVE MEDICAL, INC.

THE BOARD OF DIRECTORS OF NEOVASC INC. HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF NEOVASC INC. AND IS FAIR TO THE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

February 3, 2023

Dear Shareholders:

The board of directors (the “Board”) of Neovasc Inc. (“Neovasc” or the “Corporation”) invites you to attend the special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Corporation (the “Shareholders”) to be held at 10:00 a.m. (Vancouver time) on March 6, 2023 at 595 Burrard Street, Suite 2600, Vancouver, British Columbia.

The Arrangement

At the Meeting, Shareholders will be asked to vote on a special resolution to approve an arrangement under the Canada Business Corporations Act (the “Arrangement”) under which, among other things, Shockwave Medical, Inc. (the “Purchaser”), will acquire all of the outstanding Shares for a cash consideration of US$27.25 per Share (the “Cash Portion”) for an initial aggregate consideration of approximately US$100 million, plus potential deferred payments of up to approximately US$47 million on the achievement of future regulatory milestones in the form of a contingent value right (“CVR”, together with the Cash Portion, the “Consideration”) per Share to receive payment upon final FDA premarket approval to market the Neovasc ReducerTM in the United States for treatment of angina (the “Milestone”). Each CVR has the potential to pay, as applicable and without any aggregation, an amount equal to: (i) US$12.00 if the Milestone is achieved on or prior to June 30, 2026, (ii) US$8.00 if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) US$4.00 if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027.

Under the Arrangement, each outstanding option, restricted share unit (“RSU”) and share appreciation right (“SAR”) shall vest in accordance with their terms in connection with the Plan of Arrangement as of 12:01 a.m. (the “Effective Time”) on the date shown on the Certificate of Arrangement giving effect to the Arrangement. Subsequently, each outstanding option will be deemed transferred by the holder to the Corporation in exchange for, in respect of each option that is in-the-money, (i) an amount equal to the Cash Portion less the applicable per Share exercise price in respect of such option, and (ii) one CVR, less any applicable withholdings, and such option shall be immediately cancelled. Neither the Corporation nor the Purchaser will be obligated to pay the Consideration or any other amount in respect of any option that is not an in-the-money option and that is not exercised prior to the Effective Time, and any such options will be immediately cancelled for no Consideration. In addition, each outstanding RSU and SAR will be deemed to be transferred by the holder to the Corporation in exchange for (i) the Cash Portion, and (ii) one CVR, less any applicable withholdings, and such RSUs and SARs shall be immediately cancelled. All warrants outstanding as at the Effective Time will be treated in accordance with their respective terms and conditions, the provisions of the conversion, support and voting agreement between the Corporation and Strul Medical Group LLC (“Strul”) will govern the warrants held by Strul and the Arrangement will not modify the rights of the warrantholders.

Reasons for the Arrangement

The Arrangement is the outcome of a comprehensive review process conducted under the direction of the Board, with the assistance of a special committee composed entirely of independent directors (the “Special Committee”). In evaluating and approving the Arrangement and in making their determinations and recommendations, the Board and Special Committee gave careful consideration to the current and expected future business of Neovasc and the terms of the arrangement agreement made as of January 16, 2023 (the “Arrangement Agreement”) and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

•	Premium. The Consideration represents a premium of 27% to the closing price of the Shares on the TSX on the last trading day prior to the announcement of the Arrangement and 68% to the 30-day volume weighted average price of the Shares on the TSX.

•	Fairness Opinion. The Corporation engaged Piper Sandler & Co. (“Piper Sandler”) as the financial advisor to the Board and the Special Committee. Piper Sandler delivered to the Special Committee the Fairness Opinion (as defined below) that, as of the date of the Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

•	Acceptance by Directors and Senior Officers. Pursuant to the voting support agreements, the directors and senior officers of the Corporation have agreed to vote all of their Shares in favour of the Arrangement.

•	Immediate Liquidity. The US$27.25 per Share Cash Portion provides certainty, immediate value and liquidity to our shareholders while eliminating the effect on our stockholders of further dilution, long-term business and execution risk or to financial markets or economic conditions, and the CVR provides the ability to participate in additional value if the Milestones are achieved during the required timeframe.

•	Risks of Remaining an Independent Public Company. The risks to Neovasc remaining as an independent public company, including the significant risks involved in clinical trials and regulatory review of its Reducer product candidate (which clinical trials might take longer and cost more than expected, and may have results that would not support regulatory approval or market acceptance), the need for substantial additional capital to fund Neovasc’s operations and clinical trials and to build manufacturing and commercialization capabilities and the risk that such funding might not be available on acceptable terms, the risk of acceptance of Neovasc’s products by the market, and the uncertainty of Neovasc’s ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners.

•	Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with the Purchaser that was undertaken by the Corporation and its legal and financial advisors with the oversight and participation of the Special Committee and the Board and their legal and financial advisors. The Special Committee and the Board believe, based on the course of negotiations with the Purchaser, that the Consideration was the highest price that the Purchaser was willing to pay as of the date of execution of the Arrangement Agreement and that the terms of the Arrangement Agreement and the CVRs include the most favorable terms to us, in the aggregate, to which the Purchaser was willing to agree, and that that such terms. are reasonable in the judgment of the Special Committee and the Board.

•	Strategic Alternatives. The Board’s and Special Committee’s belief, after consideration of Neovasc’s strategic alternatives that the Consideration is more favorable to our stockholders on a risk-adjusted basis than the potential value that might result from other alternatives reasonably available to us.

See “Background and Reasons for the Arrangement – Reasons for the Arrangement”.

Recommendations of the Board and Special Committee

The Special Committee has received an opinion (the “Fairness Opinion”) from Piper Sandler, that as of the date of such Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders. A copy of the Fairness Opinion is included as Appendix “A” to the management information circular accompanying this letter (the "Circular”). We urge you to read it in its entirety.

Based on a number of factors, both the Special Committee and the Board of Directors unanimously concluded that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders of Neovasc.

The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Required Approvals

The special resolution approving the Arrangement (the “Arrangement Resolution”) must be approved by: (i) at least 66 2/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy, each being entitled to one vote per Share, and (ii) a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, excluding the votes attached to Shares that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), which excludes Shares held by related parties that are receiving a “collateral benefit” (each as defined in MI 61-101) in connection with the transaction. The Arrangement is also subject to certain conditions described in the Circular and the approval of the Supreme Court of British Columbia.

Support and Voting Agreements

In connection with the Arrangement, the directors and members of senior management of the Corporation and Strul, owning in aggregate approximately 9.23% of the Shares, have entered into support and voting agreements, pursuant to which they have agreed to vote all of the Shares they own or control in favour of the Arrangement Resolution. Pursuant to Strul’s conversion, support and voting agreement, Strul has also agreed, among other things, (i) to convert into Shares at the conversion price of US$25.00, the convertible note issued by the Corporation to Strul with an initial principal amount of US$13,000,000, immediately prior to the Effective Time, (ii) that it shall be entitled to exercise its right to have the Corporation purchase certain warrants to acquire Shares held by Strul for a cash amount equal to the value thereof, and (iii) that certain out-of-the-money warrants to acquire Shares held by Strul shall terminate at the Effective Time.

The accompanying notice of meeting and Circular provide a full description of the Arrangement and include certain other information, including the full text of the Fairness Opinion and the special resolution approving the Arrangement, to assist you in considering how to vote on the Arrangement. You are urged to read this information carefully and, if you require assistance, to consult your financial or professional advisor(s).

VOTE YOUR SHARES TODAY FOR THE ARRANGEMENT RESOLUTION

Your vote is important regardless of the number of Shares you own. If you are unable to be present at the Meeting in person, we encourage you to take the time to complete, sign, date and return the enclosed proxy or voting instruction form in accordance with the instructions set out therein and in the Circular, so that your Shares can be voted at the Meeting in accordance with your instructions. If you hold your Shares through a broker, custodian, nominee or other intermediary, you should follow their instructions. To be effective, a proxy form must be received by Computershare Trust Company of Canada no later than 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof.

If you are a registered Shareholder, in order to receive the Consideration that you are entitled to receive upon the completion of the Arrangement, you must complete and sign the enclosed letter of transmittal and return it, together with your share certificate(s) and any other required documents and instruments, to Computershare Investor Services Inc., the Corporation’s depositary for the Arrangement, in accordance with the procedures set out in the letter of transmittal. If the proposed Arrangement is not completed, share certificate(s) sent to Computershare Investor Services Inc. will be returned to you.

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Corporation’s proxy solicitation agent and shareholder communication advisor, Laurel Hill, by email at assistance@laurelhill.com or by telephone at 1-877-452-7184 (North American Toll-Free), or 1-416-304-0211 (Collect calls outside North America).

Subject to obtaining court approval and satisfaction or waiver of the other closing conditions, if Shareholders of Neovasc approve the Arrangement, it is anticipated that the Arrangement will be completed during the first half of 2023.

On behalf of Neovasc, I thank all Shareholders for their ongoing support.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed:	Steve Rubin
Steve Rubin
Chairman of the Board

Voting Method	Registered Shareholders If your shares are held in your name and represented by a physical certificate or DRS statement.	Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.
Internet	Go to www.investorvote.com. Enter the 15-digit control number from your form of proxy in the space provided and vote your shares.	Go to www.proxyvote.com. Enter the 16-digit control number from your voting instruction for in the space provided and vote your shares.
Telephone	Toll Free: 1-866-732-VOTE (8683). Enter your 15-digit control number as directed and vote your shares.	Call the toll-free listed on your voting instruction form and vote using the 16-digit control number provided therein.
Mail	Complete, date and sign your form of proxy and return it in the enclosed postage paid envelope to: Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.	Complete, date and sign your voting instruction form and return it in the enclosed postage paid envelope.

Questions and Answers About the Meeting and the Arrangement

Your vote is important. The following are key questions that you as a Shareholder may have regarding the proposed Arrangement to be considered at the Meeting. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms”.

Q.	Where and when will the Meeting be held?

A.	The Meeting will be held on March 6, 2023, at 10:00 a.m. (Vancouver time). The Meeting will be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia.

Q.	What are Shareholders being asked to vote on?

A.	At the Meeting, Shareholders will be asked to vote on a special resolution to approve the Arrangement under which, among other things, the Purchaser, will acquire all of the outstanding Shares for the Cash Portion of US$27.25 per Share for an initial aggregate consideration of approximately US$100 million, plus potential deferred payments of up to approximately US$47 million in the form of one CVR per Share upon the achievement of the Milestone. Each CVR has the potential to pay, as applicable and without any aggregation, an amount equal to: (i) US$12.00 if the Milestone is achieved on or prior to June 30, 2026, (ii) US$8.00 if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) US$4.00 if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027. The text of the Arrangement Resolution is attached to this Circular as Appendix “B”.

Q:	What do I need to do now in order to vote on the Arrangement Resolution?

A:	It is recommended that you vote by telephone or internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or internet, please have your form of proxy or voting instruction form on hand and carefully follow the instructions contained therein. Your telephone or internet vote authorizes the named proxies to vote your Shares in the same manner as if you mark, sign and return your form of proxy. You may also vote by mail by completing, dating and signing the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. To be valid, proxies must be received before 10:00 a.m. (Vancouver time) on March 2, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting.

Q:	If my Shares are held by my broker, investment dealer or other Intermediary, will they vote my Shares for me?

A:	Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary. To be effective, a proxy must be received by Computershare Trust Company of Canada by not later than 10:00 a.m. (Vancouver time) on March 2, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. If you are a Non-Registered Shareholder and you do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered represented by proxy for the purpose of approving the Arrangement Resolution.

Non-Registered Shareholders who receive these Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.

a.	Usually, a Non-Registered Shareholder will be given a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the instructions provided by the Intermediary. Non-Registered Shareholders must follow the instructions provided by their Intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

b.	Occasionally, however, a Non-Registered Shareholder may be given a proxy that has already been signed by the Intermediary. This form of proxy is restricted to the number of Shares beneficially owned by the Non-Registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Shareholder.

These procedures are designed to enable Non-Registered Shareholders to direct the voting of their Shares. Any Non-Registered Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the Intermediary. In either case, the Non-Registered Shareholder should carefully follow the instructions provided by the Intermediary.

Q.	How do I appoint myself or a third party as a proxyholder

A.	The persons named in the accompanying form of proxy are officers, directors and/or other nominees of the Corporation. A Shareholder has the right to appoint as a proxyholder a person or company (who need not be a Shareholder of the Corporation) other than the persons designated in the previous sentence to attend and act on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.

Q:	Can I revoke my vote after I have voted by proxy?

A:	Yes. Only Registered Shareholders have the right to revoke a proxy. The execution by a Registered Shareholder of a proxy will not affect such holder’s right to attend the Meeting and vote in person provided that the proxy is revoked prior to the commencement of the Meeting. See “Summary – Voting Procedures and Revocation of Proxies for Shareholders – Revocation of Proxies”.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

Q.	Does the Special Committee support the Arrangement?

A.	Yes. The Special Committee has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to Shareholders. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and recommend that Shareholders vote FOR the Arrangement Resolution. See “Summary – Recommendation of the Special Committee”.

Q.	Does the Board Support the Arrangement?

A.	Yes. The Board has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to Shareholders. Accordingly, the Board of Directors unanimously approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “Summary – Recommendation of the Board”.

Q.	Why is the Board making this recommendation?

A.	In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board gave careful consideration to the current and expected future business of the Corporation and the terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

•	Premium. The Consideration represents a premium of 27% to the closing price of the Shares on the TSX on the last trading day prior to the announcement of the Arrangement and 68% to the 30-day VWAP of the Shares on the TSX.

•	Fairness Opinion. The Fairness Opinion from Piper Sandler that, as of the date of the Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

•	Acceptance by Directors and Senior Officers. Pursuant to the voting support agreements, the directors and senior officers of the Corporation have agreed to vote all of their Shares in favour of the Arrangement.

•	Immediate Liquidity. The US$27.25 per Share Cash Portion provides certainty, immediate value and liquidity to our shareholders while eliminating the effect on our stockholders of further dilution, long-term business and execution risk or to financial markets or economic conditions, and the CVR provides the ability to participate in additional value if the Milestones are achieved during the required timeframe.

•	Risks of Remaining an Independent Public Company. The risks to Neovasc remaining as an independent public company, including the significant risks involved in clinical trials and regulatory review of its Reducer product candidate (which clinical trials might take longer and cost more than expected, and may have results that would not support regulatory approval or market acceptance), the need for substantial additional capital to fund Neovasc’s operations and clinical trials and to build manufacturing and commercialization capabilities and the risk that such funding might not be available on acceptable terms, the risk of acceptance of Neovasc’s products by the market, and the uncertainty of Neovasc’s ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners.

•	Business Conditions. The current and prospective business and financial environment in which we operate, including international, national and local economic conditions, the competitive environment, and financial and capital markets, the likely effect of these factors on us and the execution of our plans as a standalone company, including the risks of current increased economic and market uncertainty and increased challenges faced by companies in our industry of our scale in raising capital.

•	Strategic Alternatives. The Board’s and Special Committee’s belief, after consideration of Neovasc’s strategic alternatives that the Consideration is more favorable to our stockholders on a risk-adjusted basis than the potential value that might result from other alternatives reasonably available to us.

•	Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a Superior Proposal (as defined in the Circular) under the Arrangement Agreement, and, subject to certain conditions, to terminate the Arrangement Agreement to accept a Superior Proposal upon payment of a Termination Fee (as defined in the Circular) in the amount of US$3,824,000 (which the Special Committee and the Board believed was reasonable under the circumstances).

•	Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with Shockwave that was undertaken by the Corporation and its legal and financial advisors with the oversight and participation of the Special Committee and the Board and their legal and financial advisors. The Special Committee and the Board believe, based on the course of negotiations with Shockwave, that the Consideration was the highest price that Shockwave was willing to pay as of the date of execution of the Arrangement Agreement and that the terms of the Arrangement Agreement and the CVRs include the most favorable terms to us, in the aggregate, to which Shockwave was willing to agree, and that that such terms. are reasonable in the judgment of the Special Committee and the Board.

•	Certainty of Closing. The conditions to closing contained in the Arrangement Agreement, which are limited in number and scope and do not contain any financing condition, and which, in the case of the condition related to the accuracy of our representations and warranties, is generally subject to a Material Adverse Effect (as defined under the “Glossary of Terms”), and that Shockwave’s financial resources are expected to be sufficient to fund the Consideration.

•	Shareholder Approval. The Arrangement must be approved by: (i) not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (ii) a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101.

•	Regulatory Approval. The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

•	Dissent Rights. The terms of the Plan of Arrangement will provide that Registered Shareholders as at the close of business on the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Shares.

See “Background and Reasons for the Arrangement – Reasons for the Arrangement”.

Q.	Who has agreed to support the Arrangement?

A.	On January 16, 2023, each director and officer of the Corporation (collectively holding, directly or indirectly, or exercising control or direction over), an aggregate of 102,253 Shares, representing approximately 3.71% of the issued and outstanding Shares, entered into a Support and Voting Agreement pursuant to which such director or officer has agreed to, among other things, vote all of such individual’s Shares in favour of the Arrangement Resolution.

On January 16, 2023, Strul (holding, directly or indirectly, or exercising control or direction over), an aggregate of 151,815 Shares, representing approximately 5.51% of the issued and outstanding Shares, entered into the Conversion, Support and Voting Agreement to which Strul has agreed to, among other things, vote all of its Shares in favour of the Arrangement Resolution.

Strul has also agreed, among other things, (i) to convert into Shares at the conversion price of US$25.00, the convertible note issued by the Corporation to Strul with an initial principal amount of US$13,000,000, immediately prior to the Effective Time, (ii) that it shall be entitled to exercise its right to have the Corporation purchase certain warrants to acquire Shares held by Strul for a cash amount equal to the value thereof, and (iii) that certain not in-the-money warrants to acquire Shares held by Strul shall terminate at the Effective Time. The Shares obtained on the conversion of the note will not be able to be voted at the Meeting.

Q:	What approvals are required by Shareholders at the Meeting?

A:	The approval of the Arrangement Resolution will require the affirmative vote of (i) at least 66 2/3% of the votes cast at the Meeting by the Shareholders present in person or represented by proxy, each being entitled to one vote per Share, and (ii) a majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101 (which excludes Shares held by related parties that are receiving a “collateral benefit” (each as defined in MI 61-101) in connection with the transaction. See “Particulars of the Arrangement – Shareholder Approval”.

Q:	What other approvals are required for the Arrangement?

A:	The Arrangement must be approved by the Supreme Court of British Columbia (the “Court”). The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Shareholders. The Corporation will apply to the Court for this order if the Shareholders approve the Arrangement at the Meeting. See “Particulars of Arrangement – Court Approval and The Arrangement Agreement – Regulatory Approval”.

Q:	When will the Arrangement become effective?

A:	Subject to receiving the Required Shareholder Approval and the Final Order, and satisfaction or waiver of applicable conditions, the Arrangement will become effective on the Effective Date which is anticipated to occur in the first half of 2023. See “Particulars of the Arrangement – Timing”.

Q:	What will I receive for my Shares under the Arrangement?

A:	Each Shareholder will receive a Cash Portion of US$27.25 per Share, plus potential deferred payments in the form of one CVR per Share upon the achievement of the Milestone. Each CVR has the potential to pay, as applicable and without any aggregation, an amount equal to: (i) US$12.00 if the Milestone is achieved on or prior to June 30, 2026, (ii) US$8.00 if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) US$4.00 if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027. See “The CVR Agreement – Overview”.

The consideration per Share offered under the Arrangement for the upfront Cash Portion represents a premium of approximately 27% and 68% to the closing price and 30-day volume-weighted average price, respectively, of the Shares on the Nasdaq Capital Market on January 13, 2023, being the last trading day on the Nasdaq Capital Market prior to the execution of the Arrangement Agreement.

As at the close of business on February 3, 2023, 2,759,219 Shares of the Corporation were issued and outstanding, each carrying the right to one vote at the Meeting.

Q:	If I am a Registered Shareholder how do I receive my Consideration under the Arrangement?

A:	If you are a Registered Shareholder, in order to receive the Cash Portion that you are entitled to receive upon the completion of the Arrangement, you must complete and sign the enclosed Letter of Transmittal and return it, together with your share certificate(s) and/or DRS Advice(s) and any other required documents and instruments, to Computershare Investor Services Inc., the Corporation’s depositary for the Arrangement, in accordance with the procedures set out in the Letter of Transmittal. If the proposed Arrangement is not completed, share certificate(s) and/or DRS Advice(s) sent to Computershare Investor Services Inc. will be returned to you.

Within ten Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, the Rights Agent shall send each CVR Holder at its registered address a copy of the Milestone Notice and shall pay the Milestone Payment Amount by cheque mailed to the address of each CVR Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice. A CVR Holder may make a written request to the Rights Agent to change such CVR Holder’s address of record in the CVR Register. The written request must be duly executed by the CVR Holder. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register.

Q:	What happens if I do not deposit my Letter of Transmittal and my share certificate(s) and/or DRS Advice(s)?

A:	Registered Shareholders who do not deliver the certificates and/or DRS Advice(s) representing the Shares held by them and all other required documents to the Depositary on or before the date which is 12 months after the Effective Time will lose their right to receive the Consideration for their Shares from the Depositary and thereafter shall look only to the Purchaser (subject to abandoned property, escheat and similar laws) for any claim to receive the Consideration as a general unsecured creditor thereof. In any event, any right or claim to receive the applicable Consideration that remains outstanding on the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares in accordance with the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration. See “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Letter of Transmittal”.

Q:	What are the Canadian federal income tax consequences of the Arrangement for Shareholders?

A:	Residents of Canada. The receipt of cash and CVRs by you in exchange Shares will be a taxable transaction for Canadian federal income tax purposes. The Canadian income tax consequences in respect of the receipt, holding and disposition of the CVRs are not entirely free from doubt. Resident Holders should read carefully the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders” and are urged to consult their own tax advisors having regard to their own particular circumstances.

Non-Residents of Canada. Generally, a Non-Resident Holder will not be subject to income tax under the Tax Act on any capital gain realized by such Non-Resident Holder on the disposition of Shares under the Arrangement, unless such Shares are “taxable Canadian property” to the Non-Resident Holder at the time such Shares are disposed of to the Purchaser and such gain is not otherwise exempt from income tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is only a brief summary of certain material Canadian federal income tax considerations. Shareholders should carefully read the information in the Circular under the heading “Certain Income Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

For a discussion of certain income tax considerations relating to the disposition of Shares, please see “Certain Income Tax Considerations for Shareholders”.

Q:	What are the United States federal income tax consequences of the Arrangement for Shareholders?

A:	The exchange of a Share for the Consideration, i.e., the Cash Portion plus a CVR, pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. The timing and character of the gain or loss a U.S. Holder recognizes is subject to significant uncertainty.

The foregoing is only a brief summary of certain U.S. federal income tax considerations. Shareholders should carefully read the information in the Circular under the heading “Certain Income Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. In addition, Shareholders are urged to consult their own tax advisors to determine the tax consequences (including the application and effect of any U.S. federal, state, local or non-U.S. income or other tax laws) to them of the Arrangement in their particular circumstances.

Q:	What are the Israeli income tax consequences of the Arrangement for Shareholders?

A:	Generally, the exchange of Shares for the Consideration pursuant to the Arrangement will be a taxable event for Israeli tax purposes. Israeli capital gains tax will be imposed on capital gains derived from the disposition of Shares by a non-Israeli resident proportionally with such portion of the Consideration attributed to assets of the Corporation located in Israel, unless a specific exemption is available under Israeli domestic law or under an applicable tax treaty between Israel and the seller’s country of residence.

A non-Israeli resident who derives capital gains from the sale of Shares will be exempt from Israeli capital gains tax if, among other conditions, the Shares were not held through or attributable to a permanent establishment that the non-resident maintains in Israel (and certain other conditions are met). However, a non-Israeli “Body of Persons” will not be entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the corporation, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons, or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the Shares are deemed to be business income. Additionally, the sale of Shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.

The Corporation has instructed its Israeli counsel and advisors to prepare and file with the ITA an application for the Withholding Tax Ruling (as defined in the Circular) that would (A) exempt the Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents, from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable to any Shareholder and holders of Options, RSUs and SARs that are non-Israeli residents pursuant to the Arrangement Agreement and the CVR Agreement for the Cash Portion or CVR consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instruct Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents, on how such withholding at the source is to be implemented.

The foregoing is only a brief summary of certain material Israeli income tax considerations. Shareholders should carefully read the information in the Circular under the heading “Certain Israeli Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own Israeli tax advisors to determine the particular Israeli tax consequences to them of the Arrangement.

Q:	What will happen to the Corporation if the Arrangement is completed?

A:	If the Arrangement is completed, the Purchaser will have acquired all of the issued and outstanding Shares, Neovasc will become a wholly-owned Subsidiary of the Purchaser. Shortly after consummation of the Arrangement, it is expected that the Shares will cease to be listed on the TSX and the NASDAQ and trading of the Shares in the public market will no longer be possible. The Purchaser will seek to have Neovasc be deemed to have ceased to be a reporting issuer under Canadian Securities Laws, in which case Neovasc will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators. Neovasc will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable).

Q:	What will happen to my Options, RSUs, and SARs in connection with the Arrangement?

A:	All Options outstanding immediately prior to the Effective Time will vest in accordance with their terms and in connection with the Plan of Arrangement and will be transferred to the Corporation in exchange for, in respect of each In-the-Money Option (as defined in the Arrangement Agreement), (i) an amount equal to the Cash Portion less the applicable exercise price in respect of such Option (net of applicable withholding Tax) and (ii) one CVR. All Options outstanding on the Effective Time will be terminated upon the Effective Time in accordance with their terms in the Plan of Arrangement. Holders of Options that are not In-the-Money Options will be provided with an opportunity to exercise such Options prior to the Effective Time, in accordance with the terms of the Stock Option Plan (including any such unvested Options that will vest in accordance with their terms in connection with the closing of the Arrangement); provided that (i) no such exercise shall be conducted by means of a “net settlement”, and (ii) no holder of an Option (whether or not such Option is an In-the-Money Option) shall be permitted to exercise such Option following the date that is five Business Days prior to the date that the Corporation and the Purchaser mutually agree will be the projected date on which the closing of the Arrangement occurs. No amounts will be paid in respect of any Option that is not an In-the-Money Option which is not exercised prior to the Effective Time.

In addition, each outstanding RSU and SAR will be deemed to be transferred by the holder to the Corporation in exchange for (i) the Cash Portion, and (ii) one CVR, less any applicable withholdings, and such RSUs and SARs shall be immediately cancelled.

See “Particulars of the Arrangement – Arrangement Steps – Treatment of Options, RSUs and SARs”.

Q.	What will happen to my Warrants to purchase Shares in connection with the Arrangement?

A:	All Warrants outstanding as at the Effective Time will be treated in accordance with their respective terms and conditions. The Arrangement Agreement and the Arrangement do not modify the rights of the Warrantholders as set forth in the applicable Warrants, and the Warrantholders shall have such rights with respect to the Warrants in connection with the transactions contemplated by the Arrangement Agreement as are set forth in the terms of the Warrants or the Conversion, Support and Voting Agreement (with respect to the Warrants held by Strul).

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:	If the Arrangement is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Shareholders and holders of Securities will not receive any Consideration for their Securities in connection with the Arrangement. Instead, Neovasc will remain a public corporation and the Shares will continue to be listed and traded on the TSX and the NASDAQ. If the Arrangement is not completed, it is expected that Neovasc’s management will operate Neovasc in a manner similar to that in which it was being operated prior to the date of the Arrangement Agreement and that Shareholders will continue to be subject to the same risks and opportunities currently facing Neovasc. There can be no assurance as to the effect of these risks and opportunities on the future trading price or value of the Shares. The Board would continue to evaluate and review, among other things, the performance of Neovasc’s business and the capitalization of Neovasc and would make such changes as are deemed appropriate. In addition, Neovasc could be required to pay the Termination Fee to the Purchaser if the Arrangement Agreement is terminated in certain circumstances, including, but not limited to, if the Board makes a Change in Recommendation or the Board authorizes Neovasc to enter into an agreement with respect to a Superior Proposal in certain circumstances. See “The Arrangement Agreement – Termination”.

Q:	When will I receive the Consideration payable to me under the Arrangement for my Shares?

A:	You will receive the Consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective and your Letter of Transmittal and Share certificate(s) and/or DRS Advice(s), if applicable, and all other required documents are properly completed and received by the Depositary. Subject to obtaining court approval and satisfaction or waiver of the other closing conditions, if Shareholders of Neovasc approve the Arrangement, it is anticipated that the Arrangement will occur during the first half of 2023.

For Consideration due to each CVR Holder, if the Milestone is achieved on or before December 31, 2027, then within 10 Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, the Rights Agent shall send each CVR Holder at its registered address a copy of the Milestone Notice and shall pay the applicable Milestone Payment Amount by cheque mailed to the address of each CVR Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice. No assurances can be given as to whether the Milestone will be achieved at any point in time, or at all.

Q:	What happens if I send in my certificate(s) and/or DRS Advice(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Share certificate(s) and/or DRS Advice(s) will be returned promptly to you by the Depositary.

Q:	Am I entitled to Dissent Rights?

A:	Only Registered Shareholders (as defined in the Circular) as at the close of business on the Record Date have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares. If you wish to dissent, you must (i) ensure that a written notice of objection is received by Neovasc c/o Blake, Cassels & Graydon LLP, 595 Burrard St. #2600, Vancouver BC, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 10:00 a.m. (Vancouver time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time); and (ii) otherwise strictly comply with the dissent procedures, all as described under “Dissenting Shareholders’ Rights”.

A Resident Dissenting Shareholder (as defined in the Circular) who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Resident Dissenting Shareholder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court) net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base to the Resident Dissenting Shareholder of such Dissenting Shares.

A Non-Resident Dissenting Shareholder who duly and validly exercises Dissent Rights who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Non-Resident Dissenting Shareholder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Non-Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court).

It is important that you strictly comply with the dissent procedures, otherwise your Dissent Rights may not be recognized. Be sure to read the section entitled “Dissenting Shareholders’ Rights” and consult your own legal advisor if you wish to exercise Dissent Rights.

Q:	Who can help answer my questions?

A:	If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Corporation’s proxy solicitation agent and shareholder communications advisor, Laurel Hill, by email at assistance@laurelhill.com or by telephone at 1-877-452-7184 (North American Toll-Free), or 1-416-304-0211 (Outside North America). If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare, the Transfer Agent, the Rights Agent and Depositary for the Arrangement, toll-free, at 1-866-249-7775. If you have any questions about the other matters described in this Circular, please contact your professional advisor. If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

NEOVASC INC.

Suite 5138 – 13562 Maycrest Way

Richmond, British Columbia

Canada V6V 2J7

Telephone No.: (604) 270-4344 – Fax No.: (604) 270-4384

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Corporation (the “Shareholders”) of Neovasc Inc. (“Neovasc” or the “Corporation”) will be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, on March 6, 2023 at 10:00 a.m. (Vancouver time) for the following purposes:

(a)	to consider, pursuant to an interim order of the Supreme Court of British Columbia dated February 3, 2023, as the same may be amended (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution of Shareholders (the “Arrangement Resolution”) substantially in the form attached as Appendix “B” to the management information circular dated February 3, 2023 (the “Circular”) accompanying this notice of meeting (the “Notice of Meeting”), to approve an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (“CBCA”) involving the Corporation and Shockwave Medical, Inc. (“Shockwave” or the “Purchaser”), as more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Corporation (the “Board”), after consultation with its financial advisors and outside legal counsel and the unanimous recommendation of the Special Committee of the Board, unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders and the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Registered Shareholders (the “Registered Shareholders”) of record as of 5:00 p.m. (Vancouver time) on February 3, 2023, (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

Each Registered Shareholder whose name is entered on the securities register of the Corporation at the close of business on the Record Date is entitled to one vote for each Share registered in his, her or its name. The Circular, form of proxy and letter of transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting. Initially capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Circular.

The full text of the Plan of Arrangement implementing the Arrangement and the Interim Order are attached as Appendix “D” and Appendix “E” to the Circular, respectively.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by Registered Shareholders must be returned to the Corporation by March 2, 2023 by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)	using a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the proxy access number; or

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(c)	logging on to Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s voting control number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary. To be effective, a proxy must be received by Computershare Trust Company of Canada by not later than 10:00 a.m. (Vancouver time) on March 2, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the chair of the Meeting at his or her discretion, without notice.

Registered Shareholders as at the close of business on the Record Date have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares. This right is described in the Circular. Pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, a Registered Shareholder who wishes to dissent must (i) send a written notice of objection to the Arrangement Resolution to Neovasc c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 10:00 a.m. (Vancouver time) on March 1, 2023 (or 10:00 a.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) must otherwise comply strictly with the dissent procedures described in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. It is recommended that you seek independent legal advice if you wish to exercise dissent rights. See “Dissenting Shareholders’ Rights” in the Circular. Non-Registered Shareholders who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS AS AT THE CLOSE OF BUSINESS ON THE RECORD DATE ARE ENTITLED TO DISSENT.

If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare, the Transfer Agent and Depositary for the Arrangement, toll-free, at 1-866-249-7775.

DATED at Richmond, British Columbia the 3rd day of February, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed:	Steve Rubin
Steve Rubin
Chairman of the Board

These shareholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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Table of Contents

Questions and Answers About the Meeting and the Arrangement	v

Solicitation of Proxies	1

Currency	1

Notice to Shareholders in the United States	1

Cautionary Statement Regarding Forward-Looking Statements	2

Information Contained in this Circular	2

Information pertaining TO the Purchaser	3

Summary	4

Parties to the Arrangement	4
Meeting of Shareholders	4
Record Date, Meeting Materials and Voting of Proxies for Shareholders	4
Purpose of the Meeting	4
Voting Procedures and Revocation of Proxies for Shareholders	4
Summary of the Arrangement	6
Recommendation of the Special Committee	7
Recommendation of the Board	7
Reasons for the Arrangement	7
Director and Officer Support and Voting Agreements	9
Strul Conversion, Support and Voting Agreements	9
Piper Sandler Fairness Opinion	10
The Arrangement Agreement	10
Procedure for the Arrangement to Become Effective	13
Regulatory Approval	14
Timing	14
Dissent Rights of Registered Shareholders	14
Stock Exchange Delisting	15
CVR Agreement	15
Certain Effects of the Arrangement	17
Interests of Certain Persons in the Arrangement	17
Sources of Funds for the Arrangement	17
Certain Canadian Federal Income Tax Considerations for Shareholders	18
Certain United States Federal Income Tax Considerations for Shareholders	18
Certain Israeli Income Tax Considerations for Shareholders	18
Risk Factors	19

Information Regarding Proxies	20

Who Can Vote	20
Voting Shares and Principal Shareholders	20
Registered Shareholders	20
Non-Registered Shareholders	21
Appointment of Proxyholder	21
Notice to United States Shareholders	22
Voting of Proxies	22
Revocation of Proxy	22
Discretionary Authority of Proxyholder	22

Background and Reasons for the Arrangement	23

Background to the Arrangement Agreement	23
Recommendation of the Special Committee	27
Recommendation of the Board	28
Reasons for the Arrangement	28
Piper Sandler Fairness Opinion	30

Particulars of the Arrangement	31

Summary of the Arrangement	31
Arrangement Steps	32
Interests of Directors and Officers in the Arrangement	33
Sources of Funds for the Arrangement	39
Stock Exchange Delisting	39
Procedure for the Arrangement Becoming Effective	39
Support and Voting Agreements	41
Timing	46
Expenses	46

The Arrangement Agreement	46

Effective Date of the Arrangement	46
Withholding Rights	47
Representations and Warranties	48
Covenants	48
Additional Covenants Regarding Non-Solicitation	60
Closing Conditions	64
Termination	66
Injunctive Relief, Specific Performance and Remedies	68
Expenses	69
Amendments	69
Governing Law	69

The CVR Agreement	69

Overview	69
CVR Register	70
Payment Procedures	70
Restrictions on Transfer of CVRs	71
The Rights Agent	72
Covenants of the Purchaser	72
Other Material Terms	72

Principal Legal Matters	74

Court Approval of the Arrangement and Completion of the Arrangement	74
Canadian Securities Law Matters	74
Issuance and Resale of CVRs under Canadian Securities Laws	76

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TABLE OF CONTENTS

(continued)

Issuance and Resale of CVRs under U.S. Securities Laws	76
Exemptions from the Registration Requirements of the U.S. Securities Act	76
Stock Exchange De-Listing and Reporting Issuer Status	77

Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration	77

Letter of Transmittal	77
Delivery of Consideration	78
Payment of Consideration	79

Information Concerning the Corporation	80

Market Price and Trading Volume Information	80
Previous Purchases and Sales	81
Previous Distributions	82
Dividends	85
Auditors	85

Information Concerning the Purchaser	85

Certain Income Tax Considerations for Shareholders	86

Certain Canadian Federal Income Tax Considerations for Shareholders	86
Certain United States Federal Income Tax Considerations for Shareholders	89
Certain Israeli Income Tax Considerations for Shareholders	93

Dissenting Shareholders’ Rights	95

Risk Factors Related to the Arrangement	97

Risks Relating to the CVRs	99

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	101

Additional Information	101

Directors’ Approval	102

CONSENT of piper sandler & Co.	103

Glossary Of Terms	104

APPENDIX A piper sandler FAIRNESS OPINION	A-1

APPENDIX B ARRANGEMENT RESOLUTION	B-1

APPENDIX C ARRANGEMENT AGREEMENT	C-1

APPENDIX D PLAN OF ARRANGEMENT	D-1

APPENDIX E INTERIM ORDER	E-1

APPENDIX F NOTICE OF HEARING OF PETITION	F-1

APPENDIX G SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	G-1

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Management Information Circular

As at February 3, 2023

Solicitation of Proxies

This Circular is furnished in connection with the solicitation by the management of Neovasc Inc. of proxies to be used at the Meeting of Shareholders of the Corporation to be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, on March 6, 2023 at 10:00 a.m. (Vancouver time) or at any adjournment or postponement thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Corporation without special compensation. The cost of the solicitation will be borne by Neovasc.

Neovasc has engaged Laurel Hill Advisory Group (“Laurel Hill”) as proxy solicitation agent and shareholder communications advisor and will pay a fee of C$50,000 to Laurel Hill for the proxy solicitation service in addition to certain out-of-pocket expenses. Neovasc may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

Currency

Unless otherwise stated, references to “$” or “US$” are references to U.S. dollars and references to “C$” are references to Canadian dollars. Where applicable, Canadian dollar amounts have been converted to U.S. dollar amounts at an exchange rate of C$1.00 = US$1.3391, unless otherwise stated.

Notice to Shareholders in the United States

The Corporation is a corporation incorporated under the laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation, and therefore this solicitation is not being effected in accordance with such United States Securities Laws. Shareholders should be aware that disclosure requirements under Canadian laws are different from such requirements under United States Securities Laws.

The enforcement by investors of civil liabilities under United States Securities Laws may be affected adversely by the fact that the Corporation is organized under the laws of Canada, that some or all of its officers and directors are residents of Canada and that all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States. You may not be able to sue a Canadian corporation or its officers or directors in a Canadian court for violations of United States Securities Laws. It may be difficult to compel a Canadian corporation and its affiliates to subject themselves to a judgment by a United States court.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should consult their own tax advisors with respect to the tax consequences of the Arrangement to them in light of their particular circumstances. Certain information concerning Canadian federal income tax consequences of the Arrangement for Shareholders who are not resident in Canada is set forth under the heading “Certain Income Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Not Resident in Canada”. Certain information concerning U.S. federal income tax consequences of the Arrangement for Shareholders who are U.S. Holders is set forth under the heading “Certain Income Tax Considerations for Shareholders – Certain United States Federal Income Tax Considerations for Shareholders”. Certain information concerning Israeli income tax consequences of the Arrangement for Shareholders is set forth under the heading “Certain Income Tax Considerations for Shareholders – Certain Israeli Income Tax Considerations for Shareholders”.

Cautionary Statement Regarding Forward-Looking Statements

This Circular, including the information included in Appendices to this Circular, contains “forward-looking statements” and “forward-looking information” under applicable Securities Laws (collectively, the “forward-looking statements”) relating, but not limited to, the expected timetable for completing the Arrangement, benefits and synergies of the Arrangement, future opportunities for the combined corporation and products and any other statements regarding Neovasc’s expectations, intentions, plans and beliefs. Forward-looking statements can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, “will” or similar words suggesting future outcomes or other expectations, intentions, plans, beliefs, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Assumptions upon which forward-looking statements related to the Arrangement are based include, without limitation: (a) that Shareholders will approve the Arrangement Resolution in the manner required by the Interim Order; (b) that the Court will approve the Arrangement; and (c) that all other conditions to the completion of the Arrangement will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Neovasc and may not prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, but are not limited to: the Parties’ ability to consummate the Arrangement; the conditions to the completion of the Arrangement, including the Required Shareholder Approval or Court approval on the terms expected or on the anticipated schedule; the Parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Arrangement; the risk that the Milestone may not be achieved pursuant to the CVR during the timeframe set forth in the CVR, the factors identified in the “Risk Factors Related to the Arrangement” section in this Circular; and the factors identified under the heading entitled “Risk Factors” in Neovasc’s most recent annual information form, as well as Neovasc’s recent annual and quarterly financial reports, which are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

Without limiting the generality of the other provisions of this cautionary statement, the Fairness Opinion attached as Appendix “A” to this Circular may contain or refer to forward-looking information and is subject to the assumptions, limitations and qualifications as described herein and therein.

The Corporation cautions that the list of forward-looking statements, risks and assumptions set forth or referred to above is not exhaustive. All forward-looking statements in this Circular, including the information included in Appendices to this Circular, are qualified by these cautionary statements. These statements are made as of the date of this Circular and the Corporation does not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent expressly required by Law. The Corporation undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Corporation, its financial or operating results or its securities.

Information Contained in this Circular

Information contained in this Circular is given as of February 3, 2023, except as otherwise noted.

No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by the Corporation or the Purchaser.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

All summaries of, and references to, the Arrangement and the Arrangement Agreement in this Circular are qualified in their entirety by reference, in the case of the Arrangement, to the complete text of the Plan of Arrangement attached as Appendix “D” to this Circular and, in the case of the Arrangement Agreement, to the complete text of the Arrangement Agreement attached as Appendix “C” to this Circular, each of which is filed on SEDAR at www.sedar.com.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

If you hold Shares through a broker, investment dealer, bank, trust company or other Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Shares that you beneficially own.

Initially capitalized terms used herein have the meanings ascribed thereto in this Circular. See “Glossary of Terms”.

Information pertaining TO the Purchaser

Information pertaining to the Purchaser in this Circular, including under “Information Concerning the Purchaser”, has been furnished by the Purchaser or is based on publicly available documents and records. Although the Corporation does not have any knowledge that would indicate that any such information is untrue or incomplete, neither the Corporation nor any of its directors, officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by the Purchaser to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them.

Summary

The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices.

Parties to the Arrangement

Neovasc Inc.

Neovasc is a corporation governed by the CBCA. The Corporation is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec. The Shares trade on the TSX under the symbol “NVCN” and on the NASDAQ under the symbol “NVCN”. For additional information regarding Neovasc, see “Information Concerning the Corporation”.

The Purchaser

The Purchaser is a medical device corporation focused on developing and commercializing products intended to transform the way calcified cardiovascular disease is treated. The Purchaser’s common stock trades on the NASDAQ under the symbol “SWAV.” For additional information regarding the Purchaser, see “Information Concerning the Purchaser”.

Meeting of Shareholders

The Meeting will be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, on March 6, 2023 at 10:00 a.m. (Vancouver time).

Record Date, Meeting Materials and Voting of Proxies for Shareholders

Shareholders of record as of the close of business on February 3, 2023 (Vancouver time), the record date (the “Record Date”) for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting. See “Questions and Answers About the Meeting and the Arrangement”.

The Meeting Materials are being sent by the Corporation to Registered Shareholders directly and to Intermediaries for distribution to Non-Registered Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Voting procedures for Registered Shareholders are described under “Information Regarding Proxies”.

Most Shareholders are Non-Registered Shareholders. Applicable Securities Laws require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Shares held through Intermediaries can only be voted in accordance with the instructions received from the Non-Registered Shareholders. In the absence of having obtained specific voting instructions, Intermediaries are prohibited from voting Shares held by Non-Registered Shareholders. If you are a Non-Registered Shareholder, please see “Questions and Answers About the Meeting and the Arrangement - Information Regarding Proxies – Non-Registered Shareholders”.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

Voting Procedures and Revocation of Proxies for Shareholders

The procedures by which Shareholders may exercise their rights to vote with respect to matters at the Meeting will vary depending on whether Shareholders are Registered Shareholders or Non-Registered Shareholders.

Registered Shareholders

In order to vote with respect to matters being considered at the Meeting, Registered Shareholders must:

•	attend the Meeting in person;

•	complete, sign, date and return the enclosed form of proxy, or such other proper form of proxy or voting instruction form prepared for use at the Meeting which is acceptable to Computershare Trust Company of Canada and Neovasc; or

•	otherwise communicate their voting instructions in accordance with the instructions set out in the enclosed form of proxy or through the use of another acceptable and proper form of proxy or voting instruction form.

If you are a Registered Shareholder, you should carefully review the information set forth under “Questions and Answers About the Meeting and the Arrangement” and “Information Regarding Proxies – Registered Shareholders”.

Non-Registered Shareholders

A substantial number of Shareholders do not hold Shares in their own names. Shares may be beneficially owned by a person but registered either in the name of an Intermediary or in the name of a clearing agency (such as CDS, DTC or similar entities) of which the Intermediary is a participant.

If Shares are shown in an account statement provided to a Non-Registered Shareholder by an Intermediary, then in almost all cases the name of such Non-Registered Shareholder will not appear in the share register of Neovasc. Please note that only proxies received from Registered Shareholders can be recognized and acted upon at the Meeting. If you are a Non-Registered Shareholder, you should carefully review the information set forth under “Questions and Answers About the Meeting and the Arrangement” and “Information Regarding Proxies – Non-registered Shareholders”.

Non-Registered Shareholders who receive these Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.

a.	Usually, a Non-Registered Shareholder will be given a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the instructions provided by the Intermediary. Non-Registered Shareholders must follow the instructions provided by their Intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

b.	Occasionally, however, a Non-Registered Shareholder may be given a proxy that has already been signed by the Intermediary. This form of proxy is restricted to the number of Shares beneficially owned by the Non-Registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Shareholder.

These procedures are designed to enable Non-Registered Shareholders to direct the voting of their Shares. Any Non-Registered Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the Intermediary. In either case, the Non-Registered Shareholder should carefully follow the instructions provided by the Intermediary.

Voting Generally

The Shares represented by a properly executed proxy or voting instruction form will be voted on any ballot that may be called for at the Meeting in accordance with the instructions of the Registered Shareholder and if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of instructions, such Shares will be voted FOR the Arrangement Resolution. To be used at the Meeting, proxies or voting instruction forms must be received by Computershare Trust Company of Canada by not later than 10:00 a.m. (Vancouver time) on March 2, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. Registered Shareholders can submit their proxies: to Computershare Trust Company of Canada at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than March 2, 2023, at 10:00 a.m. (Vancouver time); (i) by fax to the Toronto office of Computershare Trust Company of Canada, Attention: Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than March 2, 2023, at 10:00 a.m. (Vancouver time); or (ii) by telephone or online, as instructed in the enclosed form of proxy, not later than March 2, 2023, at 10:00 a.m. (Vancouver time). The time limit for deposit of proxies or voting instruction forms may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If you are a Non-Registered Shareholder and you do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered represented by proxy for the purpose of voting on the Arrangement Resolution.

Revocation of Proxies

A Registered Shareholder may revoke a proxy by delivering an instrument in writing executed by such holder or such holder’s attorney authorized in writing or, where such holder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Kyle Misewich at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned or postponed, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before the vote shall have been taken or in any other manner provided by law.

A Registered Shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare Trust Company of Canada as aforesaid at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof.

A Registered Shareholder attending the Meeting has the right to vote by attending the Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon at the Meeting or any adjournment or postponement thereof.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

See “Questions and Answers About the Meeting and the Arrangement” and “Information Regarding Proxies - Revocation of Proxy”.

Summary of the Arrangement

The Corporation entered into the Arrangement Agreement with the Purchaser on January 16, 2023. A copy of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation’s Form 6-K filed with the SEC on January 17, 2023. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix “D” to this Circular) pursuant to which, among other things, Shareholders (other than Dissenting Shareholders) will receive, for each Share held, the Cash Portion for an initial aggregate consideration of approximately US$100 million, plus potential deferred payments of up to approximately US$47 million on the achievement of the Milestone in the form of one CVR per Share. Each CVR has the potential to pay, as applicable and without any aggregation, an amount equal to: (i) US$12.00 if the Milestone is achieved on or prior to June 30, 2026, (ii) US$8.00 if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) US$4.00 if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027. There can be no assurances that the Milestone will be achieved during these time periods, or at all.

The Consideration per Share offered under the Arrangement for the upfront Cash Portion represents a premium of approximately 27% and 68% to the closing price and 30-day volume-weighted average price, respectively, of the Shares on the Nasdaq Capital Market on January 13, 2023, being the last trading day on the Nasdaq Capital market prior to the execution of the Arrangement Agreement.

Under the Arrangement, each outstanding Option, RSU and SAR shall vest in accordance with their terms and in connection with the Plan of Arrangement as of the Effective Time on the Effective Date. Subsequently, each outstanding Option will be deemed to be transferred by the holder to the Corporation in exchange for, in respect of each In-the-Money Option, (i) an amount equal to the Cash Portion less the applicable per Share exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. Neither the Corporation nor the Purchaser will be obligated to pay the holder of an Option the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and that is not exercised prior to the Effective Time, and any such Option will be immediately cancelled for no consideration. In addition, each outstanding RSU and SAR will be deemed to be transferred by the holder to the Corporation in exchange for (i) the Cash Portion, and (ii) one CVR, less any applicable withholdings, and such RSUs and SARs shall be immediately cancelled.

If the Required Shareholder Approval is obtained and the Arrangement is completed as contemplated by the Arrangement Agreement, the Corporation will become a Subsidiary of the Purchaser.

See “Particulars of the Arrangement – Arrangement Steps – Treatment of Options, RSUs and SARs” and “Summary of the Arrangement”.

The Arrangement Resolution approving the Arrangement must be approved by (i) at least 66 2/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy, each being entitled to one vote per Share, and (ii) a majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101. See “Principal Legal Matters — Canadian Securities Law Matters”. See “The Arrangement Agreement”.

Recommendation of the Special Committee

The Special Committee has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and recommend that Shareholders vote FOR the Arrangement Resolution.

Recommendation of the Board

The Board has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Board unanimously approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board gave careful consideration to the current and expected future business of Neovasc and the terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

•	Premium. The Consideration represents a premium of 27% to the closing price of the Shares on the TSX on the last trading day prior to the announcement of the Arrangement and 68% to the 30-day VWAP of the Shares on the TSX.

•	Fairness Opinion. The Fairness Opinion from Piper Sandler that, as of the date of the Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

•	Acceptance by Directors and Senior Officers. Pursuant to the voting support agreements, the directors and senior officers of the Corporation have agreed to vote all of their Shares in favour of the Arrangement.

•	Immediate Liquidity. The US$27.25 per Share Cash Portion provides certainty, immediate value and liquidity to our shareholders while eliminating the effect on our stockholders of further dilution, long-term business and execution risk or to financial markets or economic conditions, and the CVR provides the ability to participate in additional value if the Milestones are achieved during the required timeframe.

•	Risks of Remaining an Independent Public Company. The risks to Neovasc remaining as an independent public company, including the significant risks involved in clinical trials and regulatory review of its Reducer product candidate (which clinical trials might take longer and cost more than expected, and may have results that would not support regulatory approval or market acceptance), the need for substantial additional capital to fund Neovasc’s operations and clinical trials and to build manufacturing and commercialization capabilities and the risk that such funding might not be available on acceptable terms, the risk of acceptance of Neovasc’s products by the market, and the uncertainty of Neovasc’s ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners.

•	Business Conditions. The current and prospective business and financial environment in which we operate, including international, national and local economic conditions, the competitive environment, and financial and capital markets, the likely effect of these factors on us and the execution of our plans as a standalone company, including the risks of current increased economic and market uncertainty and increased challenges faced by companies in our industry of our scale in raising capital.

•	Strategic Alternatives. The Board’s and Special Committee’s belief, after consideration of Neovasc’s strategic alternatives that the Consideration is more favorable to our stockholders on a risk-adjusted basis than the potential value that might result from other alternatives reasonably available to us.

•	Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a Superior Proposal under the Arrangement Agreement, and, subject to certain conditions, to terminate the Arrangement Agreement to accept a Superior Proposal upon payment of a Termination Fee in the amount of US$3,824,000 (which the Special Committee and the Board believed was reasonable under the circumstances).

•	Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with Shockwave that was undertaken by the Corporation and its legal and financial advisors with the oversight and participation of the Special Committee and the Board and their legal and financial advisors. The Special Committee and the Board believe, based on the course of negotiations with Shockwave, that the Consideration was the highest price that Shockwave was willing to pay as of the date of execution of the Arrangement Agreement and that the terms of the Arrangement Agreement and the CVRs include the most favorable terms to us, in the aggregate, to which Shockwave was willing to agree, and that that such terms. are reasonable in the judgment of the Special Committee and the Board.

•	Certainty of Closing. The conditions to closing contained in the Arrangement Agreement, which are limited in number and scope and do not contain any financing condition, and which, in the case of the condition related to the accuracy of our representations and warranties, is generally subject to a Material Adverse Effect (as defined under the “Glossary of Terms”), and that Shockwave’s financial resources are expected to be sufficient to fund the Consideration.

•	Shareholder Approval. The Arrangement must be approved by: (i) not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (ii) a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101.

•	Regulatory Approval. The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

•	Dissent Rights. The terms of the Plan of Arrangement will provide that Registered Shareholders as at the close of business on the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Shares.

The Special Committee and the Board with the support and advice from legal and financial advisors also considered a number of potential risks resulting from the Arrangement and the Arrangement Agreement and other factors, including:

•	the risks to Neovasc and its Shareholders if the Arrangement is not completed, including the costs to Neovasc in pursuing the Arrangement and the diversion of Neovasc’s management from the conduct of its business in the Ordinary Course;

•	the fact that we would no longer exist as an independent, publicly traded company and our shareholders would not benefit from any future growth potential or benefit from any future increase in our value, other than through the CVR.

•	the limitations contained in the Arrangement Agreement on Neovasc’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, Neovasc must pay a Termination Fee to Shockwave as described in the Arrangement Agreement;

•	the right of Shockwave to terminate the Arrangement Agreement under certain circumstances;

•	the fact that pursuant to the CVR Agreement and the Arrangement Agreement, Shockwave is not required to utilize any level of efforts, or employ any level of resources, to develop any product or achieve the Milestone

•	the risk that the Milestone under the CVR Agreement may not be achieved within the required time periods, or at all, and that no value may be realized from the CVR portion of the Consideration under the Arrangement Agreement.

See “Background and Reasons for the Arrangement – Reasons for the Arrangement”.

Director and Officer Support and Voting Agreements

On January 16, 2023, each director and officer of the Corporation (collectively holding, directly or indirectly, or exercising control or direction over), an aggregate of 102,253 Shares, representing approximately 3.71% of the issued and outstanding Shares, entered into a Support and Voting Agreement pursuant to which such director or officer has agreed to, among other things, vote all of such individual’s Shares in favour of the Arrangement Resolution.

Strul Conversion, Support and Voting Agreements

On January 16, 2023, Strul (holding, directly or indirectly, or exercising control or direction over), an aggregate of 151,815 Shares, representing approximately 5.51% of the issued and outstanding Shares, entered into the Conversion, Support and Voting Agreement pursuant to which Strul has agreed to, among other things, vote all of its Shares in favour of the Arrangement Resolution.

Strul has also agreed, among other things, (i) to convert into Shares at the conversion price of US$25.00, the Convertible Note issued by the Corporation to Strul with an initial principal amount of US$13,000,000, immediately prior to the Effective Time, (ii) that it shall be entitled to exercise its right to have the Corporation purchase certain Warrants to acquire Shares held by Strul for a cash amount equal to the value thereof, and (iii) that certain Warrants to acquire Shares held by Strul that are not in-the-money shall terminate at the Effective Time.

On or promptly after the Effective Time, and subject to completion of Strul’s obligations pursuant to the Conversion, Support and Voting Agreement, the Corporation shall pay Strul a fee equal to 3% of the total outstanding principal of the Convertible Note immediately prior to the Convertible Note Conversion pursuant to the terms of the Conversion, Support and Voting Agreement (which amount Strul would have otherwise been entitled to receive on a prepayment of the Convertible Note).

See “Particulars of the Arrangement – Support and Voting Agreements” in this Circular.

Piper Sandler Fairness Opinion

In connection with the evaluation of the Arrangement by the Board and the Special Committee, the Special Committee has received the Fairness Opinion from Piper Sandler that, as of the date of the Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

The full text of the written Fairness Opinion dated January 16, 2023, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the scope of the review undertaken by Piper Sandler in rendering its opinion is attached as Appendix “A” to this Circular. Piper Sandler provided the Fairness Opinion solely for the information and assistance of the Special Committee in connection with its consideration of the Arrangement. The Fairness Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement, as advice as to the price at which the securities of Neovasc may trade at any time or any other matter. The Fairness Opinion was one of a number of factors taken into consideration by the Special Committee in making its unanimous determination that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders and to recommend that Shareholders vote in favour of the Arrangement Resolution. See “Background and Reasons for the Arrangement – Piper Sandler Fairness Opinion”.

The Arrangement Agreement

The following is a summary only of certain material terms of the Arrangement Agreement, including the Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement including the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Plan of Arrangement is attached as Appendix “D” to this Circular, and the full text of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation’s Form 6-K filed with the SEC on January 17, 2023.

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants, representations and warranties for an agreement of this nature. A summary of the covenants, representations and warranties is provided in the main body of this Circular under “The Arrangement Agreement — Covenants” and “The Arrangement Agreement — Representations and Warranties”.

Conditions to the Arrangement

The obligations of the Corporation and the Purchaser to complete the Arrangement are subject to the closing conditions set out in the Arrangement Agreement being satisfied or waived (if permitted). These conditions include, among others, the receipt of Court approval and the receipt of the Required Shareholder Approval. A summary of the conditions is provided in the main body of this Circular under “The Arrangement Agreement — Closing Conditions”.

Non-Solicitation Provisions

Except as expressly provided for in the Arrangement Agreement, the Corporation agreed pursuant to the Arrangement Agreement that it shall not, directly or indirectly, through any officer, employee, Representative (including financial or other advisor) or agent of the Corporation or any of its Subsidiaries, and shall not permit any such person to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer from any person (other than the Purchaser) that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal, it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than 5 Business Days following such public announcement or public disclosure will not be considered to be in violation of the additional covenants regarding non-solicitation of the Arrangement Agreement (or in the event that the Meeting is scheduled to occur within such 5 Business Day period, prior to the third Business Day prior to the date of the Meeting);

(e)	submit any Acquisition Proposal to a vote of the Shareholders; or

(f)	enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in the Arrangement Agreement).

See “The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Non-Solicitation”.

Responding to an Acquisition Proposal

If the Corporation or any of its Subsidiaries or any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, or that is otherwise in respect of, an Acquisition Proposal, the Corporation shall (i) promptly notify the Purchaser, at first orally, and then as soon as practicable and in any event within 24 hours in writing; and (ii) keep the Purchaser promptly and reasonably informed of the status of all developments (including the timing of meetings of Corporation’s Board or any committee thereof with respect thereto) and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request.

Notwithstanding the additional covenants regarding non-solicitation of the Arrangement Agreement, or any other agreement between the Parties or between the Corporation and any other person, including the Non-Disclosure Agreement, if at any time, prior to obtaining the Required Shareholder Approval, the Corporation receives a bona fide written Acquisition Proposal that did not result in any breach of the Arrangement Agreement, the Corporation may (a) contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information of the Corporation or any of its Subsidiaries, subject to certain conditions which are described under “The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Responding to an Acquisition Proposal”.

See also “The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Notification of Acquisition Proposals”.

Right to Match

If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to receipt of the Required Shareholder Approval, the Board (or any special committee thereof) may approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, or make a Change in Recommendation, if and only if:

(a)	the person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	the Corporation has been, and continues to be, in compliance with its obligations under the additional covenants regarding non-solicitation of the Arrangement Agreement;

(c)	the Corporation has delivered to the Purchaser the Superior Proposal Notice;

(d)	at least 5 Business Days have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Corporation;

(e)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)	if the Purchaser has offered to amend the Arrangement Agreement and the Arrangement in accordance with its terms and the Board (or any special committee thereof) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser in accordance with the terms of the Arrangement Agreement;

(g)	the Board has determined in good faith, after consultation with its outside legal counsel, that the failure of the Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(h)	prior to or concurrently with entering into such definitive agreement, the Corporation terminates the Arrangement Agreement in accordance with its terms and pays the applicable Termination Fee.

Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and the Purchaser shall be afforded a new 5-Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal from the Corporation. See “The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Right to Match”.

Termination and Termination Fee

The Arrangement Agreement may be terminated at any time prior to the Effective Date by mutual written agreement of the Parties and by either the Corporation (on its own behalf and on behalf of the Purchaser) in certain other circumstances. A summary of the termination provisions is provided in the main body of this Circular under “The Arrangement Agreement — Termination”.

The Arrangement Agreement provides that a Termination Fee in the amount of US$3,824,000 is payable by the Corporation to the Purchaser if the Arrangement Agreement is terminated in certain circumstances, including if the Corporation terminates the Arrangement Agreement in the context of a Superior Proposal or if the Board makes a Change in Recommendation. See “The Arrangement Agreement — Termination Fee”.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Shareholders through the Required Shareholder Approval;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be sent to the Director.

Shareholder Approval

At the Meeting, pursuant to the Interim Order, the Shareholders will be asked to, if deemed advisable, approve the Arrangement Resolution. Each Shareholder as at 5:00 p.m. (Vancouver time) on the Record Date shall be entitled to vote on the Arrangement Resolution. The Required Shareholder Approval for the Arrangement Resolution is (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, and (ii) a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101 (which excludes Shares held by related parties that are receiving a “collateral benefit” (each as defined in MI 61-101) in connection with the transaction. To the knowledge of the Corporation, only the votes attached to the Shares owned by Fred Colen, the Corporation’s Chief Executive Officer, Norman Radow, a director of the Corporation and Doug Janzen, a director of the Corporation, will be excluded from the affirmative vote of not less than a majority of the votes cast on the Arrangement Resolution by shareholders of the Corporation present in person or represented by proxy at the Meeting, excluding for this purpose votes that are excluded for this purpose under Canadian law as mandated by MI 61-101. The Arrangement Resolution must receive the Required Shareholder Approval in order for the Corporation to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order. See “Particulars of the Arrangement – Procedures for Arrangement Becoming Effective – Shareholder Approval”.

For information with respect to the procedures for Shareholders to follow to receive their Consideration pursuant to the Arrangement, see “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Delivery of Consideration” and “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Payment of Consideration”. See also “Summary of the Arrangement” above.

Court Approval

The Arrangement requires the Court’s approval of the Final Order. Prior to the mailing of this Circular, the Corporation obtained the Interim Order which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “E” to this Circular. Subject to the terms of the Arrangement Agreement, after obtaining the Required Shareholder Approval, the Corporation intends to make an application to the Court for the Final Order. The hearing of the application for the Final Order is expected to take place on March 9, 2023 at 9:45 a.m. (Vancouver time) at the courthouse located at 800 Smithe St., Vancouver, British Columbia, V6Z 2E1. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. A copy of the full text of the motion to be presented to the Court in respect of the Final Order will be available on the Corporation’s website. See “The Arrangement — Procedure for the Arrangement Becoming Effective — Court Approval”.

Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or more of the Corporation and the Purchaser. See “The Arrangement Agreement — Closing Conditions”.

Regulatory Approval

United States

The Corporation and the Purchaser have determined that a filing under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 is not necessary or required.

At any time before or after consummation of the Arrangement, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Arrangement, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Arrangement, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Arrangement or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Arrangement on antitrust or other regulatory grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Timing

The Arrangement will become effective as of the Effective Time and on the Effective Date, which is expected to be the date on which the Articles of Arrangement, a copy of the Final Order and such other materials as the Director requires are filed with the Director. If the Meeting is held as scheduled and is not adjourned or postponed and the Required Shareholder Approval is obtained, the Corporation will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Corporation and the Purchaser, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, the Corporation expects the Effective Date to occur in the first half of 2023. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to satisfy the conditions to the completion of the Arrangement in anticipated time frames.

See “Particulars of the Arrangement – Timing”.

Dissent Rights of Registered Shareholders

Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), Registered Shareholders as of the Record Date have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares, less any applicable withholdings. The dissent procedures require that a Registered Shareholder who wishes to exercise Dissent Rights must send to the Corporation a Notice of Dissent, which Notice of Dissent must be delivered to Neovasc c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com to be received not later than 10:00 a.m. (Vancouver time) on March 1, 2023 (or 10:00 a.m. (Vancouver time) on the Business Day which is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

It is a condition to the Purchaser’s obligation to complete the Arrangement that Shareholders holding no more than 10% of the Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date.

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss or unavailability of Dissent Rights. Persons who are beneficial owners of Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary who wish to exercise Dissent Rights should be aware that only registered holders of Shares as of the Record Date are entitled to exercise Dissent Rights. A holder of Shares wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares held on behalf of any one beneficial holder and registered in the name of such Shareholder. Some, but not all, of the Shares, have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of some, but not all, of the Shares. Accordingly, a non-registered holder of Shares who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the Notice of Dissent is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Shares to exercise Dissent Rights on the holder’s behalf. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights. See “Dissenting Shareholders’ Rights”.

Stock Exchange Delisting

It is expected that the Shares will be delisted from the TSX and the NASDAQ following the completion of the Arrangement. It is also expected that the Corporation will make an application to terminate its status as a reporting issuer under Canadian Securities Laws and to deregister its securities under the U.S. Exchange Act.

CVR Agreement

Pursuant to the Arrangement, the Purchaser and the Rights Agent will enter into the CVR Agreement effective upon closing of the Arrangement. Each Shareholder (who has not validly exercised Dissent Rights) will be issued one CVR per Share of the Corporation held by such Shareholder. In addition, holders of RSUs, holders of SARs and holders of In-the-Money Options will receive one CVR for each RSU, SAR or In-the-Money Option held by them. The CVRs will be issued at the Effective Time by the Purchaser or at its direction.

Registration and Payments

The CVRs will not be certificated or sent to CVR Holders. The Rights Agent will maintain the CVR Register up-to-date for the purpose of (i) identifying CVR Holders and (ii) registering CVRs and permitted transfers thereof.

Within 10 Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, the Rights Agent shall send each CVR Holder at its registered address a copy of the Milestone Notice and shall pay the Milestone Payment Amount by cheque mailed to the address of each CVR Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice.

Restrictions on Transfer of CVRs

CVRs may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability corporation, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an Intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder’s right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser, in each case, as described under “The CVR Agreement — Other Material Terms — Ability to Abandon CVR”.

See “The CVR Agreement”.

Deposit of Share Certificates

If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal. If the Arrangement Resolution is passed and the Arrangement is implemented, in order to receive the payment for your Shares, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it (or a manually executed facsimile thereof) together with your certificate(s) and/or DRS Advice(s) representing Shares and the other relevant documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under the Corporation’s profile on SEDAR at www.sedar.com.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and the Purchaser upon the terms and subject to the conditions of the Arrangement.

In all cases, payment for Shares deposited will be made only after timely receipt by the Depositary of certificate(s) and/or DRS Advice(s) representing Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying this Circular, or a manually executed facsimile thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

Shareholders who do not deliver the certificates and/or DRS Advice(s) representing the Shares held by them and all other required documents to the Depositary on or before the date which is 12 months after the Effective Time will lose their right to receive the Consideration for their Shares from the Depositary and thereafter shall look only to the Purchaser (subject to abandoned property, escheat and similar laws) for any claim to receive the Consideration as a general unsecured creditor thereof. In any event, any right or claim to receive the applicable Consideration that remains outstanding on the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares in accordance with the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

Letters of Transmittal can only be submitted by Registered Shareholders and the Consideration will only be paid to Registered Shareholders. Non-Registered Shareholders should contact their broker, securities dealer, trust company or other Intermediary for details regarding how they can obtain the Consideration to which they are entitled under the Arrangement.

See “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Letter of Transmittal”.

Delivery of Consideration

Upon surrender to the Depositary for cancellation of certificate(s) and/or DRS Advice(s) which immediately prior to the Effective Time represented one or more Shares, together with the Letter of Transmittal and such additional documents and instruments duly executed and completed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) and/or DRS Advice(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, as directed by such Shareholder in their Letter of Transmittal, as soon as practicable after the Effective Date by wire transfer or by first-class insured mail, postage prepaid, a cheque, representing the Cash Portion of the Consideration which such Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to the Plan of Arrangement, and the certificate and/or DRS Advice so surrendered shall forthwith be cancelled. Until surrendered, each certificate and/or DRS Advice which immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Cash Portion of the Consideration in lieu of such certificate and/or DRS Advice, less any amounts withheld pursuant to the Plan of Arrangement.

Within ten Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, the Rights Agent shall send each CVR Holder at its registered address a copy of the Milestone Notice and shall pay the Milestone Payment Amount by cheque mailed to the address of each CVR Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice.

See “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Delivery of Consideration”.

Depositary

Computershare Investor Services Inc. is acting as Depositary under the Arrangement. The Depositary will receive deposits of certificates and/or DRS Advices and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also be responsible for giving of certain notices, if required, and for making payment for all Shares purchased by the Purchaser under the Arrangement.

Rights Agent

Computershare Inc. and Computershare Trust Company, N.A., collectively, is acting as the Rights Agent under the Arrangement. The Rights Agent will maintain the CVR Register up-to-date for the purpose of (i) identifying CVR Holders and (ii) registering CVRs and permitted transfers thereof.

The Rights Agent will not have any liability for any actions taken, suffered or omitted to be taken in connection with the CVR Agreement, except to the extent of its willful misconduct, bad faith or gross negligence (in each case as determine by a final non-appealable judgment of a court of competent jurisdiction). The Purchaser agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demands, suits or expense (including reasonable expenses and counsel fees and other disbursements) arising out of or in connection with the Rights Agent’s preparation, delivery, negotiation, amendment, administration and execution of the CVR Agreement and the exercise and performance of its duties under the CVR Agreement, including the reasonable out-of-pocket costs and expenses of counsel in defining the Rights Agent against any loss, liability, damage, judgment, fine, penalty, claim, demands, suits or expense, unless such loss has been determined by a final non-appealable judgment of court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith or willful misconduct.

The Rights Agent may resign at any time giving written notice thereof to the Purchaser specifying a date when such resignation will take effect. Such notice must be sent at least 30 days prior to the date so specified, and such resignation will be effective on the date so specified. The Rights Agent will reasonably cooperate with the Purchaser and any successor rights agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor rights agent, including transferring the CVR Register to the successor rights agent.

Certain Effects of the Arrangement

Upon completion of the Arrangement, the Purchaser will acquire all of the issued and outstanding Shares and Neovasc will be a wholly-owned Subsidiary of the Purchaser. Shortly after consummation of the Arrangement, the Shares will cease to be listed on the TSX and a Form 25 will be filed to delist the Shares from the NASDAQ and trading of the Shares in the public market will no longer be possible. The Purchaser will seek to have Neovasc be deemed to have ceased to be a reporting issuer under Canadian Securities Laws. Neovasc will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators upon ceasing to be a reporting issuer in Canada. Neovasc will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable).

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain of the directors and officers of Neovasc may have interests that differ from and/or are in addition to, those of Shareholders generally. The Special Committee and the Board recommend that Shareholders vote for the Arrangement Resolution. See “Particulars of the Arrangement – Interests of Directors and Officers in the Arrangement”.

Sources of Funds for the Arrangement

The Purchaser is expected to pay an initial aggregate amount of approximately US$100 million to acquire all of the outstanding Shares, plus potential deferred payments of up to approximately US$47 million on the achievement of the Milestone (if the Milestone is achieved within the timeframe set forth in the CVR Agreement), assuming that no Shareholders validly exercise their Dissent Rights. The Purchaser has represented and warranted to the Corporation that the Purchaser shall have sufficient funds available to satisfy the aggregate Consideration payable pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

See “Particulars of the Arrangement – Sources of Funds for the Arrangement”.

Certain Canadian Federal Income Tax Considerations for Shareholders

Residents of Canada. The receipt of cash and CVRs by you in exchange of Shares will be a taxable transaction for Canadian federal income tax purposes. The Canadian income tax consequences in respect of the receipt, holding and disposition of the CVRs are not entirely free from doubt. Resident Holders should read carefully the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders” and are urged to consult their own tax advisors having regard to their own particular circumstances.

Non-Residents of Canada. Generally, a Non-Resident Holder will not be subject to income tax under the Tax Act on any capital gain realized by such Non-Resident Holder on the disposition of Shares under the Arrangement, unless such Shares are “taxable Canadian property” to the Non-Resident Holder at the time such Shares are disposed of to the Purchaser and such gain is not otherwise exempt from income tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is only a brief summary of certain material Canadian federal income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain Income Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain United States Federal Income Tax Considerations for Shareholders

The exchange of Shares for the Consideration, i.e., the Cash Portion plus a CVR, pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. The timing and character of the gain or loss a U.S. Holder recognizes is subject to significant uncertainty.

The foregoing is only a brief summary of certain U.S. federal income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain Income Tax Considerations for Shareholders—Certain United States Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. In addition, Shareholders are urged to consult their own tax advisors to determine the tax consequences (including the application and effect of any U.S. federal, state, local or non-U.S. income or other tax laws) to them of the Arrangement in their particular circumstances.

Certain Israeli Income Tax Considerations for Shareholders

Generally, the exchange of Shares for the Consideration pursuant to the Arrangement will be a taxable event for Israeli tax purposes. Israeli capital gains tax will be imposed on capital gains derived from the disposition of Shares by a non-Israeli resident proportionally with such portion of the Consideration attributed to assets of the Corporation located in Israel, unless a specific exemption is available under Israeli domestic law or under an applicable tax treaty between Israel and the seller’s country of residence.

A non-Israeli resident who derives capital gains from the sale of Shares will be exempt from Israeli capital gains tax if, among other conditions, the Shares were not held through or attributable to a permanent establishment that the non-resident maintains in Israel (and certain other conditions are met). However, a non-Israeli “Body of Persons” will not be entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the corporation, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons, or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the Shares are deemed to be business income. Additionally, the sale of Shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.

The Corporation has instructed its Israeli counsel and advisors to prepare and file with the ITA an application for the Withholding Tax Ruling (as defined below) that would (A) exempt the Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents, from any obligation to withhold Israeli Tax at the source from any Consideration payable or otherwise deliverable to any Shareholder and holders of Options, RSUs and SARs that are non-Israeli residents pursuant to the Arrangement Agreement and the CVR Agreement for the Cash Portion or CVR consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instruct Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents, on how such withholding at the source is to be implemented.

The foregoing is only a brief summary of certain material Israeli income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain Israeli Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own Israeli tax advisors to determine the particular Israeli tax consequences to them of the Arrangement.

Risk Factors

There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, the Corporation will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Shares.

You should carefully consider the risk factors described in the section “Risk Factors” in evaluating how you should vote your Shares. Whether or not the Arrangement is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in the Corporation’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC and on SEDAR on March 10, 2022, and in other filings of the Corporation filed with the securities regulatory authorities and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Information Regarding Proxies

Who Can Vote

The Board has fixed 5:00 p.m. (Vancouver time) on February 3, 2023 as the Record Date for the purpose of determining Shareholders entitled to receive notice of the Meeting. Each Shareholder is entitled to one vote for each Share held and shown as registered in such holder’s name on the list of Shareholders prepared as of 5:00 p.m. (Vancouver time) on the Record Date.

Voting Shares and Principal Shareholders

The authorized share capital of the Corporation consists of an unlimited number of Shares and an unlimited number of preference shares, issuable in series, of which, as of the Record Date, 2,759,219 Shares and no preference shares are issued and outstanding. Accordingly, the maximum number of expected potential votes at the Meeting in respect of outstanding Shares total 2,759,219. A quorum for the transaction of business at the Meeting is at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or Representative for a Shareholder so entitled, irrespective of the number of Shares held by such persons.

To the knowledge of Neovasc’s directors and officers, there are no persons or companies that beneficially own, or control or direct, directly or indirectly, Shares carrying 10 percent or more of the cumulative voting rights attached to the Shares.

Registered Shareholders

A Registered Shareholder may vote at the Meeting either in person or by proxy. A Registered Shareholder, who wishes to vote in person at the Meeting need not complete or return the form of proxy or voting instruction form included with this Circular, as those such holders choosing to attend the Meeting may have their votes taken and counted at the Meeting. However, to ensure your representation at the Meeting, we encourage you to return the enclosed proxy or voting instruction form, whether or not you plan to personally attend. Sending your proxy or voting instruction form will not prevent you from voting in person at the Meeting.

A Registered Shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy or voting instruction form. All proxies completed by Registered Shareholders must be returned to the Corporation by March 2, 2023 by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)	using a touch-tone phone to transmit voting choices to a toll-free number with the control number provided on your form of proxy. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s voting control number; or

(c)	logging on to Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Please review the enclosed form of proxy carefully for additional information and resources for assistance.

To be effective, a proxy form or voting instruction form must be received by Computershare Trust Company of Canada no later than 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

The Shares represented by such Shareholder’s proxy or voting instruction form will be voted or withheld from voting in accordance with the instructions indicated by the holder on the form of proxy or voting instruction form or alternative method of voting on any ballot that may be called for. A third-party proxyholder must attend the Meeting in person to represent the Shareholder at the Meeting.

Non-Registered Shareholders

We have distributed copies of this Circular and accompanying Notice of Meeting to Intermediaries for distribution to Non-Registered Shareholders at the Corporation’s expense. Unless a Non-Registered Shareholder has waived its rights to receive these materials, an Intermediary is required to deliver them to the Non-Registered Shareholder and to seek instructions on how to vote the Shares beneficially owned by the Non-Registered Shareholder. In many cases, Intermediaries will have used a service company to forward these Meeting Materials to Non-Registered Shareholders.

Non-Registered Shareholders who receive these Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.

Usually, a Non-Registered Shareholder will be given a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the instructions provided by the Intermediary. In this case, a Non-Registered Shareholder cannot use the mechanisms described above for Registered Shareholders and must follow the instructions provided by their Intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a Non-Registered Shareholder may be given a proxy that has already been signed by the Intermediary. This form of proxy is restricted to the number of Shares beneficially owned by the Non-Registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder can complete the proxy and vote by mail or facsimile only, as described above for Registered Shareholders.

These procedures are designed to enable Non-Registered Shareholders to direct the voting of their Shares. Any Non-Registered Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the Intermediary. In either case, the Non-Registered Shareholder should carefully follow the instructions provided by the Intermediary.

The Corporation may utilize Broadridge Financial Services’ QuickVote™ service to assist Non-Registered Shareholders who do not object to their name being made known to the Corporation with voting their Shares directly by telephone. Non-registered shareholders may be contacted by our proxy solicitors to assist in conveniently voting their Shares directly by telephone.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are officers, directors and/or other nominees of the Corporation. A Shareholder has the right to appoint as a proxyholder a person or company (who need not be a Shareholder of the Corporation) other than the persons designated in the previous sentence to attend and act on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or corporation whose name appears on the Books and Records of the Corporation is a Registered Shareholder. A Non-Registered Shareholder is a beneficial owner of Shares that are registered in the name of an Intermediary.

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Corporation’s proxy solicitation agent and shareholder communication advisor, Laurel Hill, by email at assistance@laurelhill.com or by telephone at 1-877-452-7184 (North American Toll-Free), or 1-416-304-0211 (Collect calls outside North America).

Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Voting of Proxies

The persons named in the enclosed form of proxy will vote or withhold from voting the Shares in respect of which they are appointed by proxy in accordance with the direction of the Shareholders as indicated on the proxy. In the absence of such direction, such Shares will be voted FOR the Arrangement Resolution.

Revocation of Proxy

A Registered Shareholder may revoke a proxy by delivering an instrument in writing executed by such holder or such holder’s attorney authorized in writing or, where such holder is a corporation, by a duly authorized officer or attorney for the Corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Kyle Misewich at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned or postponed, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before the vote shall have been taken or in any other manner provided by law.

A Registered Shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare Trust Company of Canada as aforesaid at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

A Registered Shareholder attending the Meeting has the right to vote by attending the virtual Meeting and, if he or she does so, his or her proxy or voting information form is nullified with respect to the matters such person votes upon at the Meeting or any adjournment thereof.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

Discretionary Authority of Proxyholder

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Background and Reasons for the Arrangement

Background to the Arrangement Agreement

The Neovasc Board authorized entry into the Arrangement Agreement following careful consideration of the strategic alternatives available to the Corporation to advance its business with a view of maximizing value to its stakeholders. The terms of the Arrangement Agreement were arrived at through extensive arm’s length negotiations conducted among Representatives of Neovasc, Shockwave, and their respective financial and legal advisors. The following is a summary of the material events, meetings, negotiations, and discussions among the parties that preceded the public announcement of the execution of the Arrangement Agreement on January 17, 2023.

On November 4, 2021, after having run into each other at an industry conference, William Little, Neovasc’s Chief Operating Officer, met with Michael Lang, Shockwave’s Vice President of Business Development, to discuss a potential partnership, joint venture or acquisition in broad terms.  No specific transaction was discussed at that time. These general discussions continued from time to time in the first half of 2022, with no specific proposals being made by either party, and on June 10, 2022, Neovasc and Shockwave entered into a confidentiality agreement to allow more substantive discussions to occur, and pursuant to which confidential information was exchanged.

During the course of 2022, Mr. Little also met from time to time with representatives from other strategic companies to provide an update of the progress Neovasc was making.

On August 18, 2022, Doug Godshall, Shockwave’s Chief Executive Officer, and Mr. Lang made an unsolicited call to Mr. Little. On this call, Shockwave indicated that they intended to provide Neovasc with a non-binding indication of interest for a transaction between the companies.

On August 19, 2022, Shockwave delivered an initial non-binding proposal dated August 18, 2022 (the “Initial Shockwave Proposal”) to Neovasc with respect to a proposed acquisition by Shockwave of all outstanding Shares, including Shares issuable under any outstanding Options, Warrants or other securities convertible into Shares for a purchase price of US$22.00 per Share in cash on closing (as revised from time to time, the “Proposed Transaction”). The Initial Shockwave Proposal was specific regarding the number of these outstanding Neovasc equity interests on which its offer was based, and requested that Neovasc enter into exclusive negotiations regarding an acquisition of Neovasc for an initial period of 30 days.

On August 23, 2022, the Corporation entered into an engagement letter with Piper Sandler, pursuant to which Piper Sandler would serve as the Corporation’s exclusive financial advisor with respect to a sale of or similar transaction involving 50% or more of the Shares or the Corporation’s assets. This engagement letter superseded a prior engagement letter, dated as of December 16, 2020, in which Piper Sandler had been engaged by the Corporation as its financial advisor with respect to strategic licensing transactions.

On August 24, 2022, the Board met with Neovasc management and representatives of Piper Sandler to review the Initial Shockwave Proposal. Representatives of Piper Sandler provided a preliminary financial analysis of the proposal, which was prepared at the direction of the Board, and discussed with the Board potential next steps available to the Corporation. Following discussion, the Board requested that Piper Sandler and Neovasc management explore with Shockwave whether it would be interested in making a direct investment into Neovasc as an alternative to the Initial Shockwave Proposal. The Board also instructed Piper Sandler to explore a direct investment into Neovasc by other strategic third parties.

On August 31, 2022, Fred Colen, the Corporation’s Chief Executive Officer, had discussions with Mr. Godshall, where he indicated that the Board’s valuation expectations did not align with the Initial Shockwave Proposal, and described the Corporation’s desire to partner with Shockwave through a financing and not via an acquisition. On September 7, 2022, representatives of Piper Sandler also had discussions with Mr. Godshall regarding Neovasc’s proposal for a potential direct investment. During this period, Piper Sandler also held discussions with a strategic party which approached the Corporation regarding its potential interest in making a direct investment into Neovasc. After preliminary discussions, no definitive proposals were made.

On September 14, 2022, Shockwave definitively stated to representatives of Piper Sandler that it was not interested in pursuing further discussions regarding a direct investment into Neovasc.

On September 26, 2022, the Board directed Piper Sandler to evaluate whether any relevant strategic parties would have interest in acquiring its mitral valve intellectual property portfolio. From October 31, 2022 to December 5, 2022, Piper Sandler held discussions with four strategic parties and facilitated preliminary due diligence inquiries regarding the mitral valve intellectual property. This process did not result in any proposals for a transaction that the Board believed represented sufficient value for the mitral valve intellectual property to justify further discussions with such parties.

On November 22, 2022, Shockwave delivered a second non-binding proposal dated November 21, 2022 (the “Second Shockwave Proposal”) to Neovasc with respect to a proposed acquisition by Shockwave of all outstanding Shares, including Shares issuable under any outstanding Options, Warrants or other securities convertible into Shares. The proposed purchase price was US$30.00 per Share in cash on closing, plus a contingent value right (“CVR”) that would pay US$4.00 per Share in cash if the complete premarketing application for FDA marketing approval for the Reducer for the treatment of refractory angina was submitted to the FDA on or prior to March 31, 2025, plus an additional US$7.00 per Share in cash if the FDA grants marketing approval of the Reducer for the treatment of refractory angina on or prior to December 31, 2025. The Second Shockwave Proposal was specific regarding the number of outstanding equity interests on which its offer was based, and requested that Neovasc enter into exclusive negotiations regarding an acquisition of Neovasc for an initial period of 30 days.

On December 1, 2022, the Board met with representatives of Piper Sandler who provided a preliminary financial analysis, prepared at the direction of the Board, of the Second Shockwave Proposal. Also during the meeting, Neovasc management presented a preliminary analysis of the potential financial forecast under the assumption that the Corporation receives FDA approval for the Reducer and remains independent. A discussion then ensued amongst Neovasc management, the Board, and Piper Sandler in regard to the financing needs to fund this scenario and the potential dilutive impact of such a financing. Following discussion, the Board instructed the representatives of Piper Sandler to provide Shockwave with a counterproposal of a purchase price of US$40.00 per Share in cash on closing, plus a US$10.00 CVR per Share that would pay US$5.00 per Share upon receipt of a first FDA marketing approval for a patient population prior to December 31, 2026, and an additional US$5.00 per Share upon receipt of a second FDA marketing approval for a patient population prior to December 31, 2026.

On December 2, 2022, a representative of Piper Sandler spoke with Mr. Godshall and informed him that the Board would require a higher value than was proposed in the Second Shockwave Proposal, and indicated that Neovasc would propose revisions to the CVR terms.

On December 6, 2022, a representative of Piper Sandler delivered to Shockwave a counterproposal with a purchase price of US$40.00 per Share in cash on closing, plus a CVR that would pay US$5.00 per Share upon receipt of a first FDA marketing approval for a patient population prior to December 31, 2026, and an additional US$5.00 per Share upon receipt of a second FDA marketing approval for a patient population prior to December 31, 2026.

On December 12, 2022, Shockwave delivered to Neovasc a third non-binding proposal (the “Third Shockwave Proposal”) proposing a purchase price of US$32.00 per Share in cash on closing, plus a CVR that would pay US$12.00 per Share in cash if the FDA grants marketing approval of the Reducer product for the treatment of refractory angina on or prior to December 31, 2025. The Third Shockwave Proposal was specific regarding the number of outstanding equity interests on which its offer was based, and requested that Neovasc enter into exclusive negotiations regarding an acquisition of Neovasc for an initial period of 30 days.

Later on December 12, 2022, following discussions between Mr. Colen and Mr. Godshall and between Mr. Colen and members of the Board, Mr. Colen directed representatives of Piper Sandler to deliver to Shockwave a counteroffer proposing a purchase price of US$36.00 per Share in cash on closing, plus a CVR for a payment of US$12.00 per Share payable in cash if the FDA grants marketing approval of the Reducer on or prior to December 31, 2025, US$11.00 per Share payable in cash if the FDA grants marketing approval of the Reducer between January 1, 2026 and June 30, 2026, and US$10.00 per Share payable in cash if the FDA grants marketing approval of the Reducer between July 1, 2026 and December 31, 2026.

On December 14, 2022, the Board held a meeting to discuss the status of negotiations regarding the potential transaction with both the Corporation’s legal advisor, Blake, Cassels & Graydon LLP (“Blakes”), and representatives of Piper Sandler.

On December 15, 2022, Shockwave delivered a fourth non-binding proposal (the “Fourth Shockwave Proposal”) to Neovasc with respect to a proposed acquisition by Shockwave of all the outstanding Shares, including Shares issuable under any outstanding Options, Warrants or other securities convertible into Shares with a purchase price of US$32.00 per Share in cash on closing, plus a CVR for a payment of US$12.00 per Share payable in cash if the FDA grants marketing approval of the Reducer for the treatment of refractory angina on or prior to December 31, 2025, US$8.00 per Share payable in cash if the FDA grants marketing approval of the Reducer for the treatment of refractory angina between January 1, 2026 and June 30, 2026, and US$4.00 per Share payable in cash if the FDA grants marketing approval of the Reducer for the treatment of refractory angina between July 1, 2026 and December 31, 2026. The Fourth Shockwave Proposal was specific regarding the number of outstanding equity interests on which its offer was based and requested that Neovasc enter into exclusive negotiations regarding an acquisition of Neovasc for an initial period of 30 days. As did its prior proposals, the Fourth Shockwave Proposal also required that directors and officers of Neovasc enter into support and voting agreements to vote the Shares held by them in favor of the Arrangement.

Following receipt of the Fourth Shockwave Proposal, on December 16, 2022, the Board held a meeting to discuss the Fourth Shockwave Proposal with representatives of Piper Sandler and Blakes. Mr. Colen provided a comparison between the Fourth Shockwave Proposal and the Initial Shockwave Proposal. Blakes and representatives of Piper Sandler also reviewed with the Board the terms of the Fourth Shockwave Proposal.

On December 17, 2022, Shockwave and Neovasc executed a non-binding letter of intent with respect to the Fourth Shockwave Proposal that provided for an initial exclusivity period of 30-days in which the parties could negotiate the definitive terms of an arrangement agreement and Shockwave could conduct its due diligence investigations. Such diligence commenced on December 18, 2022 with the opening of an electronic data room to which Shockwave and its financial and legal advisors were given access. From December 18, 2022 through January 16, 2023, in addition to reviewing materials in the electronic data room, Shockwave and its advisors held numerous discussions regarding due diligence matters with representatives of Neovasc and its advisors.

On December 20, 2022, Shockwave identified that certain of Neovasc’s outstanding Warrants contained terms that entitled the holder to require Neovasc to purchase the Warrant following a change of control transaction for a value that exceeded the value on which Shockwave had based each of its proposals, which had explicitly been based on the number of outstanding Neovasc equity interests specified in each of its proposals, including the Fourth Shockwave Proposal. Representatives of Shockwave’s financial advisor informed representatives of Piper Sandler that the value that Shockwave would be willing to pay for the outstanding Shares, Options, SARs and RSUs would need to be reduced to account for the potential purchase payments to the holders of the Warrants containing the buyout terms, in order that the total cost of acquiring Neovasc was the same as was contemplated by Shockwave when it made its proposals, including the Fourth Shockwave Proposal. Following discussion among members of the Board and Neovasc management regarding the Warrants, Piper Sandler was directed to engage in discussions with Shockwave’s financial advisors regarding the costs associated with the projected buyout cost of these Warrants and the resulting reduction in the cash consideration to be payable in respect of Shares, Options, SARs and RSUs at closing. Such discussions continued through January 16, 2023.

On December 22, 2022, Blakes advised the Board that the Proposed Transaction may result in a “collateral benefit” to at least two directors, Fred Colen and Norman Radow, within the meaning of MI 61-101 (see “Principal Legal Matters – Canadian Securities Law Matters”), and as a result it was advisable to form a special committee of the remaining directors. After discussions and having considered the advice of legal counsel, the Board approved the formation of a Special Committee comprised of Steve Rubin, Alexei Marko, Doug Janzen and Paul Geyer, each an independent director, to, among other things, review, assess and examine the Proposed Transaction, to report to the Board on its activities and recommendations from time to time, and to review, assess and examine any strategic alternatives that may offer greater value to the Shareholders of the Corporation and was in the best interests of the Corporation.

Later on December 22, 2023, the Special Committee compared the Proposed Transaction to the stand-alone strategy of the Corporation remaining independent and funding the development of its intellectual property from capital raising activities that was presented to the Board on December 1, 2022, and considered among other factors outlined under “Reasons for the Arrangement” below, the anticipated effect of capital raising on the Corporation’s shareholders, the availability of equity capital and the risks of being unable to execute on its business plan.

On December 23, 2022, the Special Committee ratified and adopted the mandate of the Special Committee described above, and appointed Steve Rubin as the chair of the Special Committee.

Also on December 23, 2022, Shockwave’s legal advisor, Fenwick & West LLP (“Fenwick”), delivered to Blakes, Neovasc’s legal advisor, an initial draft of the Arrangement Agreement.

On December 24, 2022, Blakes reviewed key issues raised by the initial draft of the Arrangement Agreement with Neovasc management and representatives of Piper Sandler.

On December 26, 2022, and December 27, 2022, the Special Committee met to discuss various updates relating to the Proposed Transaction, and next steps thereto, including the potential adjustment to the cash consideration payable at closing in respect of Shares, Options, SARs and RSUs due to the potential buyout value attributable to the Warrants containing the buyout terms. During the December 26 meeting, representatives of Piper Sandler discussed with the Special Committee Shockwave’s position with respect to the Warrants and presented, at the direction of the Special Committee, a preliminary financial analysis, related to the potential buyout value attributable to the Warrants containing buyout terms. Blakes provided a detailed review of the terms and conditions of, including proposed comments on, the draft Arrangement Agreement. The Special Committee considered that advice and provided instructions to counsel on responding to the draft Arrangement Agreement.

On December 28, 2022, Blakes delivered to Fenwick a revised draft of the Arrangement Agreement. The terms of the Arrangement Agreement continued to be negotiated by the respective legal advisors thereafter until its execution on January 16, 2022.

On December 29, 2022, the Special Committee held a meeting to, among other things, discuss the effect of the Proposed Transaction on all of Neovasc’s stakeholders, including Shareholders, Warrantholders, optionholders, employees and participants in its clinical trials.

On January 3, 2023, the Special Committee met with representatives of Piper Sandler, who presented a preliminary financial analysis, prepared at the direction of the Special Committee, of the consideration offered by Shockwave on an enterprise basis, the consideration payable in the Proposed Transaction to Shareholders and holders of Options, SARs and RSUs, and the potential buyout value in respect of the Warrants containing buyout terms. The Special Committee also discussed strategic alternatives to the Arrangement with Neovasc’s management, Blakes and representatives of Piper Sandler.

On January 3, 2023, Fenwick indicated to Blakes that Shockwave would require that Strul, the largest individual shareholder of the Corporation owning approximately 5.51% of the issued and outstanding Shares and the Convertible Note, agree, that if the Corporation entered into the Arrangement Agreement, it would concurrently enter into the Conversion, Support and Voting Agreement whereby it would agree to, among other things, vote its Shares in support of the Arrangement, and convert its Convertible Note into Shares immediately prior to closing of the Arrangement, and on January 9, 2023, Strul indicated that it would be willing to enter into the Conversion, Support and Voting Agreement. See “Particulars of the Arrangement – Strul Conversion, Support and Voting Agreement”.

On January 6, 2023, Fenwick delivered to Blakes a further revised draft of the Arrangement Agreement.

On January 7, 2023, the Special Committee met to discuss the revisions in the draft Arrangement Agreement with representatives of Blakes and Piper Sandler. At this meeting, legal counsel advised that under the Proposed Transaction, in addition to Fred Colen and Norman Radow, Doug Janzen may also receive a “collateral benefit” pursuant to MI 61-101 (see “Principal Legal Matters – Canadian Securities Law Matters”), and therefore may not be deemed an “independent” director for the purposes of this transaction. Mr. Janzen offered to resign from the Special Committee to resolve the issue and his resignation was accepted.

On January 12, 2023, Blakes delivered to Fenwick a revised version of the Arrangement Agreement, and the respective legal counsel continued to discuss the remaining open issues in the agreement.

On January 14, 2022, Fenwick delivered to Blakes a revised version of the Arrangement Agreement.

On January 15, 2023, the Special Committee met with representatives of Piper Sandler to discuss the Proposed Transaction. At the meeting, representatives of Piper Sandler provided an update to the Special Committee regarding the status of negotiations with Shockwave’s financial advisor with respect to the consideration payable at closing to Shareholders and the holders of Options, SARs and RSUs as a result of the potential buyout value in respect of the Warrants containing buyout terms. The Special Committee instructed Neovasc management to make a counterproposal to Shockwave with respect to the consideration payable at closing and the terms of the CVRs. On the evening of January 15, 2023, and during the day on January 16, 2023, Neovasc management and representatives of Piper Sandler discussed these terms with Shockwave and its financial advisor, proposing an increase in the cash consideration payable at closing to US$28.00 per Share, and a change to the terms of the CVR to provide for the payments of US$12.00, US$8.00 and US$4.00, respectively, if the Milestone were achieved up to one year later than each of the respective dates in the Fourth Shockwave Proposal.

On January 16, 2023, following further negotiation, Shockwave made a proposal it advised Neovasc was its best and final proposal, providing for a purchase price of US$27.25 per Share in cash payable upon closing, plus a CVR that would pay US$12.00 per Share if the Milestone is achieved on or prior to June 30, 2026, US$8.00 per Share if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or US$4.00 per Share if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027. Warrants were to be treated in accordance with their terms.

On the afternoon of January 16, 2023, the Special Committee met with the full Board and Neovasc’s senior management, together with Blakes and representatives of Piper Sandler, to discuss with management and the advisors the final proposal provided by Shockwave with respect to the Consideration. At the meeting, Piper Sandler provided a financial analysis of the Consideration offered and rendered an oral opinion to the Special Committee, which was subsequently confirmed in writing, that, as of the date of the Fairness Opinion, and subject to the assumptions, limitations and qualifications set out therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders. After Piper Sandler’s presentation, Neovasc management and those directors who were not members of the Special Committee left the meeting. After discussion and consideration of the Proposed Transaction and a review of the terms and conditions of the Proposed Transaction including the ability to respond to unsolicited Superior Proposals, the benefits and risks associated with the Arrangement, the business of Neovasc, the expected timing of closing the Proposed Transaction, the risks associated with the Arrangement, the Fairness Opinion and other matters the members of the Special Committee considered relevant, the Special Committee unanimously determined that the Arrangement is fair to the Shareholders and that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Neovasc and its Shareholders. The Special Committee unanimously resolved to recommend to the Board that the Board approve the Arrangement and the entering into of the Arrangement Agreement, the CVR Agreement and the support and voting agreements, and recommend that Shareholders vote in favour of the Arrangement.

Following the meeting of the Special Committee, the full Board met to receive the report of the Special Committee and to discuss the Potential Transaction with Blakes and representatives of Piper Sandler. Blakes reviewed with the Board the terms of the Arrangement Agreement, the CVR Agreement and the support and voting agreements to be entered into in connection with the Arrangement, and the Board was provided with the opportunity to ask questions of Neovasc’s senior management, Blakes and representatives of Piper Sandler. After a discussion and taking into consideration the unanimous recommendation of the Special Committee, its own assessment of the Proposed Transaction and the interests of Shareholders and other relevant matters, the Board unanimously determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair to the Shareholders and the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Neovasc and its Shareholders. The Board unanimously approved entering into the Arrangement Agreement and unanimously resolved to recommend that Shareholders vote in favour of the Arrangement. Neovasc and Shockwave executed the Arrangement Agreement the evening of January 16, 2022, and the Arrangement was publicly announced prior to the open of the United States and Canadian financial markets on January 17, 2022.

Recommendation of the Special Committee

After careful consideration, including a thorough review of the Arrangement Agreement, the Fairness Opinion and other matters, and taking into account the best interests of the Corporation, and after consultation with management, its legal advisors and Piper Sandler, the Special Committee has unanimously determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders and that the Arrangement is in the best interests of the Corporation. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and recommend that Shareholders vote FOR the Arrangement Resolution.

Recommendation of the Board

The Board, after careful consideration, including a thorough review of the Arrangement Agreement and other matters, and taking into account the best interests of the Corporation, and after consultation with management, Piper Sandler and outside legal counsel, and upon the unanimous recommendation of the Special Committee, has determined that it is advisable and in the best interests of the Corporation to approve the entrance into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder and certain related matters and that the Arrangement is fair to Shareholders and the Arrangement is in the best interest of the Corporation. Accordingly, the Board unanimously approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board gave careful consideration to the current and expected future business of Neovasc and the terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board considered a number of factors including, among others, the following:

•	Premium. The Consideration represents a premium of 27% to the closing price of the Shares on the TSX on the last trading day prior to the announcement of the Arrangement and 68% to the 30-day VWAP of the Shares on the TSX.

•	Fairness Opinion. The Fairness Opinion from Piper Sandler that, as of the date of the Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

•	Acceptance by Directors and Senior Officers. Pursuant to the voting support agreements, the directors and senior officers of the Corporation have agreed to vote all of their Shares in favour of the Arrangement.

•	Immediate Liquidity. The US$27.25 per Share Cash Portion provides certainty, immediate value and liquidity to our shareholders while eliminating the effect on our stockholders of further dilution, long-term business and execution risk or to financial markets or economic conditions, and the CVR provides the ability to participate in additional value if the Milestones are achieved during the required timeframe.

•	Risks of Remaining an Independent Public Company. The risks to Neovasc remaining as an independent public company, including the significant risks involved in clinical trials and regulatory review of its Reducer product candidate (which clinical trials might take longer and cost more than expected, and may have results that would not support regulatory approval or market acceptance), the need for substantial additional capital to fund Neovasc’s operations and clinical trials and to build manufacturing and commercialization capabilities and the risk that such funding might not be available on acceptable terms, the risk of acceptance of Neovasc’s products by the market, and the uncertainty of Neovasc’s ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners.

•	Business Conditions. The current and prospective business and financial environment in which we operate, including international, national and local economic conditions, the competitive environment, and financial and capital markets, the likely effect of these factors on us and the execution of our plans as a standalone company, including the risks of current increased economic and market uncertainty and increased challenges faced by companies in our industry of our scale in raising capital.

•	Strategic Alternatives. The Board’s and Special Committee’s belief, after consideration of Neovasc’s strategic alternatives that the Consideration is more favorable to our stockholders on a risk-adjusted basis than the potential value that might result from other alternatives reasonably available to us.

•	Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposal that constitutes a Superior Proposal under the Arrangement Agreement, and, subject to certain conditions, to terminate the Arrangement Agreement to accept a Superior Proposal upon payment of a Termination Fee in the amount of US$3,824,000 (which the Special Committee and the Board believed was reasonable under the circumstances).

•	Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with Shockwave that was undertaken by the Corporation and its legal and financial advisors with the oversight and participation of the Special Committee and the Board and their legal and financial advisors. The Special Committee and the Board believe, based on the course of negotiations with Shockwave, that the Consideration was the highest price that Shockwave was willing to pay as of the date of execution of the Arrangement Agreement and that the terms of the Arrangement Agreement and the CVRs include the most favorable terms to us, in the aggregate, to which Shockwave was willing to agree, and that that such terms. are reasonable in the judgment of the Special Committee and the Board.

•	Certainty of Closing. The conditions to closing contained in the Arrangement Agreement, which are limited in number and scope and do not contain any financing condition, and which, in the case of the condition related to the accuracy of our representations and warranties, is generally subject to a Material Adverse Effect (as defined under the “Glossary of Terms”), and that Shockwave’s financial resources are expected to be sufficient to fund the Consideration.

•	Shareholder Approval. The Arrangement must be approved by: (i) not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting; and (ii) a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101.

•	Regulatory Approval. The Arrangement must be approved by the Supreme Court of British Columbia, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

•	Dissent Rights. The terms of the Plan of Arrangement will provide that Registered Shareholders as at the close of business on the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Shares.

The Special Committee and the Board with the support and advice from legal and financial advisors also considered a number of potential risks resulting from the Arrangement and the Arrangement Agreement and other factors, including:

•	the risks to Neovasc and its Shareholders if the Arrangement is not completed, including the costs to Neovasc in pursuing the Arrangement and the diversion of Neovasc’s management from the conduct of its business in the Ordinary Course;

•	the fact that we would no longer exist as an independent, publicly traded company and our shareholders would not benefit from any future growth potential or benefit from any future increase in our value, other than through the CVR.

•	the limitations contained in the Arrangement Agreement on Neovasc’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, Neovasc must pay a Termination Fee to Shockwave as described in the Arrangement Agreement;

•	the right of Shockwave to terminate the Arrangement Agreement under certain circumstances;

•	the fact that pursuant to the CVR Agreement and the Arrangement Agreement, Shockwave is not required to utilize any level of efforts, or employ any level of resources, to develop any product or achieve the Milestone;

•	the risk that the Milestone under the CVR Agreement may not be achieved within the required time periods, or at all, and that no value may be realized from the CVR portion of the Consideration under the Arrangement Agreement.

See “Background to the Arrangement” and “Reasons for the Arrangement”.

The foregoing summary of the information, factors and risks considered by the Special Committee and the Board is not, and is not intended to be, exhaustive. In view of the factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. The Special Committee’s and the Board’s recommendations were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Neovasc, and were also based upon the advice of the Board’s and Special Committee’s financial advisors and the Corporation’s legal counsel. In addition, individual members of the Special Committee and the Board may have assigned different weights to different factors.

Piper Sandler Fairness Opinion

The following is only a summary of the Fairness Opinion and is qualified in its entirety by the full text of the Fairness Opinion. The Board urges Shareholders to read the Fairness Opinion carefully in its entirety. The full text of the written Fairness Opinion, dated January 16, 2023, setting out the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Piper Sandler, is attached as Appendix “A” to this Circular. The preparation of a fairness opinion, such as the Fairness Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description.

In connection with the evaluation of the Arrangement by the Board and the Special Committee, the Special Committee received the Fairness Opinion from Piper Sandler that, in the opinion of Piper Sandler, as of the date of the Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

In connection with rendering its Fairness Opinion, Piper Sandler performed the following financial analyses: (i) selected public companies analysis; (ii) selected precedent transactions analysis and (iii) discounted cash flow analysis. For the selected public companies analysis, Piper Sandler reviewed selected historical financial data of Neovasc and estimated financial data of Neovasc based on projections provided by Neovasc’s management and compared them to corresponding financial data, where applicable, for selected publicly-traded companies considered comparable to Neovasc in terms of operating characteristics, geography, commercial focus, growth prospects and risk profile. For the selected precedent transactions analysis, Piper Sandler reviewed publicly available information for selected completed merger and acquisition transactions involving select early stage and pre-commercial structural heart and interventional cardiology target companies that Piper Sandler deemed relevant to consider in relation to Neovasc and the Arrangement. Piper Sandler also performed discounted cash flow analyses to calculate a range of theoretical enterprise values for Neovasc, using projections provided by Neovasc management, based on the net present value of free cash flows from January 1, 2023 to December 31, 2032 and a terminal value at December 31, 2032 calculated using a perpetuity growth rate discounted back to December 31, 2022.

Piper Sandler (which has given and not withdrawn written consent to the inclusion of the references to its name in this Circular in the form and context in which they are included, and to the inclusion of a copy of the Fairness Opinion as Appendix “A” to this Circular) provided the Fairness Opinion solely for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated therein and the Fairness Opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, information circular or any other document, except in accordance with Piper Sandler’s prior written consent. The Fairness Opinion addresses only the fairness, from a financial point of view, of the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement, and does not and should not be construed as a valuation of the Corporation or its assets or securities. The Fairness Opinion is not a recommendation as to how any Shareholder should vote or act on any matters relating to the Arrangement, as advice as to the price at which the securities of Neovasc may trade at any time or any other matter. Piper Sandler has not undertaken to reaffirm or revise the Fairness Opinion or otherwise comment upon any events occurring after the date of the Fairness Opinion and does not have any obligation to update, revise or reaffirm the Fairness Opinion.

Piper Sandler was engaged by the Corporation as the exclusive financial advisor to the Board and the Special Committee pursuant to an engagement agreement dated August 23, 2022 and amended on January 12, 2023. This engagement agreement replaced a prior engagement agreement between the Company and Piper Sandler dated December 16, 2020. Pursuant to the engagement agreement between Neovasc and Piper Sandler, Piper Sandler agreed to provide, among other things, certain financial advisory and investment banking services with respect to a sale of or similar transaction involving 50% or more of the Shares or the Corporation’s assets, and, if requested, to render to the Special Committee an opinion as to the fairness, from a financial point of view, of the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement. Pursuant to the terms of the engagement agreement with Piper Sandler, Neovasc is obligated to pay Piper Sandler certain fees for its services, a portion of which was payable upon delivery of the Fairness Opinion to the Special Committee (which portion was not contingent upon completion of the Arrangement), and a substantial portion of which is contingent on completion of the Arrangement. Neovasc has also agreed to reimburse Piper Sandler for its reasonable out-of-pocket expenses and to indemnify Piper Sandler and certain related parties for certain liabilities and other items arising out of or related to the engagement of Piper Sandler.

Piper Sandler is not an insider, associate, or affiliate of the Corporation or the Purchaser and is not an advisor to any person or company other than to the Board and the Special Committee with respect to the Arrangement.  Piper Sandler has not entered into any other agreements or arrangements with the Corporation, the Purchaser or any of their affiliates with respect to any future dealings. In the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of the Corporation and the Purchaser for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler may also, in the future, provide investment banking and financial advisory services to the Corporation, the Purchaser or entities that are affiliated with the Corporation or the Purchaser, for which it would expect to receive compensation.

At the meeting of the Special Committee on January 16, 2023, Piper Sandler delivered an oral opinion, subsequently confirmed in writing by the Fairness Opinion, that as of the date of the Fairness Opinion, and subject to the assumptions and limitations and qualifications contained therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

Particulars of the Arrangement

Summary of the Arrangement

The Corporation entered into the Arrangement Agreement with the Purchaser on January 16, 2023. A copy of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation’s Form 6-K filed with the SEC on January 17, 2023. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, the Shareholders (other than Dissenting Shareholders) will receive, for each Share held, (i) the Cash Portion, and (ii) one CVR.

Under the Arrangement, each Option, SAR and RSU outstanding immediately prior to the Effective Time will vest in accordance with their terms and in connection with the Plan of Arrangement. Subsequently, each outstanding Option will be deemed to be transferred by the holder to the Corporation in exchange for, in respect of each In-the-Money Option, (i) an amount equal to the Cash Portion less the applicable per Share exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. Neither the Corporation nor the Purchaser will be obligated to pay the holder of an Option the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and that is not exercised prior to the Effective Time, and any such Option will be immediately cancelled for no consideration. In addition, each outstanding RSU and SAR will be deemed to be transferred by the holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such RSU or SAR shall be immediately cancelled.

All Warrants outstanding as at the Effective Time will be treated in accordance with their respective terms and conditions. The Arrangement Agreement and the Arrangement do not modify the rights of the Warrantholders as set forth in the applicable Warrants, and the Warrantholders shall have such rights with respect to the Warrants in connection with the transactions contemplated by the Arrangement Agreement as are set forth in the express terms of the Warrants and the Conversion, Support and Voting Agreement (with respect to the Warrants held by Strul), as such terms may from time to time have been, or be, amended by agreement with the applicable Warrantholder. All outstanding Warrants that have not been exercised prior to the Effective Time will be assumed by the Purchaser and will continue in accordance with their terms.

The Arrangement Resolution approving the Arrangement must be approved by (i) at least 66 2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, and (ii) a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101. To the knowledge of the Corporation, only the votes attached to the Shares owned by Fred Colen, the Corporation’s Chief Executive Officer, Norman Radow, a director of the Corporation and Doug Janzen, a director of the Corporation, will be excluded from the affirmative vote of not less than a majority of the votes cast on the Arrangement Resolution by shareholders of the Corporation present in person or represented by proxy at the Meeting, excluding for this purpose votes that are excluded for this purpose under Canadian law as mandated by MI 61-101. See “Principal Legal Matters — Canadian Securities Law Matters”.

See “The Arrangement Agreement”.

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix “D” to this Circular.

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five-minute intervals starting at the Effective Time:

Treatment of Options, RSUs and SARs

1.	The following transactions shall occur simultaneously:

(a)	Each outstanding unvested Option, RSU and SAR outstanding immediately prior to the Effective Time will vest in accordance with its terms.

(b)	Each outstanding In-the-Money Option shall, without any further action by or on behalf of a holder of In-the-Money Options, be deemed to have been transferred by such holder to the Corporation in exchange for (i) an amount equal to the Cash Portion less the applicable per Share exercise price in respect of such Option (net of applicable withholding Tax), and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. Neither the Corporation nor the Purchaser shall be obligated to pay the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and is not exercised prior to the Effective Time, and any such Option shall be immediately cancelled for no consideration.

(c)	Each outstanding RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be transferred by such holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such RSU shall be immediately cancelled.

(d)	Each outstanding SAR shall, without any further action by or on behalf of a holder of SARs, be deemed to be transferred by such holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such SAR shall be immediately cancelled.

(e)	Furthermore:

(i)	each holder of outstanding Options, RSUs or SARs shall cease to be a holder of such Options, RSUs or SARs;

(ii)	such holder’s name shall be removed from each applicable register;

(iii)	the Stock Option Plan, the RSU Plan and the SAR Plan and any and all agreements relating to the Options, the RSUs and the SARs shall be terminated and shall be of no further force and effect; and

(iv)	such holder shall thereafter have only the right to receive the Consideration, if any, to which they are entitled pursuant to items 1(b), 1(c) and 1(d) above, as applicable, at the Effective Time and in the manner specified in such items 1(b), 1(c) and 1(d) above.

Dissenting Shareholders

2.	Each Outstanding Share held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised, and who have not withdrawn such dissent prior to the Effective Time, shall be deemed to have been transferred without any further act or formality by the holders thereof to the Purchaser, and:

(a)	such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value for such Shares as determined and as set out in Article 3 of the Plan of Arrangement;

(b)	such Dissenting Shareholders’ names shall be removed as the holders of such Shares from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c)	the Purchaser shall be deemed to be the legal and beneficial owner of the Shares so transferred, and shall be entered in the register of the holders of Shares maintained by or on behalf of the Corporation.

Shares

3.	Concurrently with the preceding step, each outstanding Share (other than Shares held by Dissenting Shareholders who have validly exercised such holders’ respective Dissent Rights and who have not withdrawn such dissent prior to the Effective Time) shall be transferred without any further act or formality by the holder thereof to the Purchaser in exchange for the Consideration per Share, less any applicable withholdings, and:

(a)	the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with the Plan of Arrangement;

(b)	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c)	the Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

Interests of Directors and Officers in the Arrangement

The directors and officers of the Corporation may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Shareholders.

Shares

Directors and officers of the Corporation (who as at January 16, 2023, beneficially owned or exercised control or direction over, an aggregate of 102,253 Shares, representing approximately 3.71% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

All of the Shares held by such directors and officers of the Corporation and their associates will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders. If the Arrangement is completed, such directors and officers of the Corporation will receive, in exchange for all Shares beneficially owned by them or over which they exercise control or direction as at January 16, 2023, an aggregate of approximately US$2,786,394 and 102,253 CVRs.

Treatment of Options, RSUs and SARs

Options

As at February 2, 2023, the directors and officers of the Corporation owned an aggregate of 189,295 Options granted pursuant to the Stock Option Plan. Pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each unvested Option outstanding immediately prior to the Effective Time will vest in accordance with its terms and in connection with the Plan of Arrangement, and subsequently each outstanding Option will be deemed to be transferred by the holder to the Corporation in exchange for, in respect of each In-the-Money Option, (i) an amount equal to the Cash Portion less the applicable exercise price in respect of such Option (net of applicable withholding Tax), and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. Holders of Options that are not In-the-Money Options will be provided an opportunity to exercise the Options prior to the Effective Time, in accordance with the terms of the Stock Option Plan (including any such unvested Options that will vest in accordance with their terms in connection with the closing of the Arrangement); provided that (i) no such exercise shall be conducted by means of a “net settlement”, and (ii) no holder of an Option (whether or not such Option is an In-the-Money Option) shall be permitted to exercise such Option following the date that is five Business Days prior to the date that the Corporation and the Purchaser mutually agree will be the projected date of the closing of the Arrangement. Neither the Corporation nor the Purchaser shall be obligated to pay the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and that is not exercised prior to the Effective Time. Accordingly, at closing of the Arrangement, the directors and officers will each receive, for each In-the-Money Option held as at the Effective Time, (i) an amount equal to the Cash Portion less the applicable exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings. If the Arrangement is completed and assuming no vested Options are exercised between February 2, 2023 and the Effective Time, the directors and officers of the Corporation would receive, in exchange for all Options held by them as at February 2, 2023, an aggregate of approximately US$972,857 and 77,150 CVRs.

RSUs

As at February 2, 2023, the directors and officers of the Corporation held an aggregate of 89,153 RSUs granted pursuant to the RSU Plan. In addition, pursuant to the Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each RSU outstanding immediately prior to the Effective Time will vest in accordance with its terms, and subsequently each outstanding RSU will be deemed to be transferred by the holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such RSU shall be immediately cancelled. Accordingly, at closing of the Arrangement, each director will be entitled to receive, for each RSU owned as at the Effective Time, the Consideration, less any applicable withholdings. If the Arrangement is completed, the directors of the Corporation would receive, in exchange for all RSUs that the directors held as at February 2, 2023 and assuming no RSUs are redeemed in accordance with terms of the RSU Plan between February 2, 2023 and the Effective Time, an aggregate consideration of approximately US$2,411,298 and 88,488 CVRs.

SARs

As at February 2, 2023, the officers of the Corporation held an aggregate of 255,000 SARs granted pursuant to the SAR Plan. In addition, pursuant to the Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each SAR outstanding immediately prior to the Effective Time will vest in accordance with its terms, and subsequently each outstanding SAR will be deemed to be transferred by the holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such SAR shall be immediately cancelled. Accordingly, at closing of the Arrangement, each officer will be entitled to receive, for each SAR owned as at the Effective Time, the Consideration, less any applicable withholdings. If the Arrangement is completed, the officers of the Corporation would receive, in exchange for all SARs that the officers held as at February 2, 2023 and assuming no SARs are redeemed in accordance with terms of the SAR Plan between February 2, 2023 and the Effective Time, an aggregate consideration of US$6,948,750 and 255,000 CVRs.

Change of Control Agreements

The Corporation has entered into agreements with certain of its officers that contain change of control provisions, namely Fred Colen (President & Chief Executive Officer), William Little (Chief Operating Officer), Chris Clark (Chief Financial Officer), John Panton (Chief Quality Officer), Lisa Becker (Vice President, Regulatory Affairs, Global Angina Therapies), Sarah Gallagher (Vice President, Clinical Affairs), Susan Milne (Vice President, Human Resources) and Jared Hanson, (Director, Product Surveillance & Risk Management) (collectively, the “Change of Control Agreements”).

The Change of Control Agreements do not provide for any additional compensation to be paid to the officers of the Corporation solely as a result of a Change of Control, such as the Arrangement. However, as detailed below, the Change of Control Agreements provide for compensation in the event of subsequent termination of employment without cause or resignation for Good Reason occurring within a specified number of months following a Change of Control.

Pursuant to the Change of Control Agreements, if the Arrangement is completed and the entitlements are triggered as described above within the 12-month period following the completion of the Arrangement, the above noted individuals (excluding Jared Hanson) would be entitled to collectively receive, based on current compensation and bonus entitlements, aggregate cash compensation of approximately US$5,866,562.

If the Arrangement is completed and the entitlements are triggered as described above within the 6-month period following the completion of the Arrangement, Jared Hanson would be entitled to receive, based on current compensation and bonus entitlements, aggregate cash compensation of approximately US$119,216.80.

For the purposes of this section:

“cause” has the meaning commonly ascribed to the phrase “cause” or “just cause for termination” at common law and, without limiting the foregoing, includes any of the following acts or omissions:

(a)	the employee’s gross default or misconduct during the employee’s employment in connection with or effecting the business of the Corporation;

(b)	the employee’s continued refusal or willful misconduct to carry out the duties of his or her employment after receiving written notice from the Corporation or the failure to do so and having had an opportunity to correct same within a reasonable period of time from the date of receipt of such notice;

(c)	theft, fraud, dishonesty or misconduct of the employee involving the property, business or affairs of the Corporation or that otherwise adversely impacts the reputation of the Corporation; or

(d)	any material breach of the employment agreement (or, in the case of Mr. Hanson’s Change of Control Agreement, any material breach of Mr. Hanson’s obligations to the Corporation).

“Change of Control” shall be deemed to have occurred when:

(a)	there is occurrence of an event whereby any person or entity becomes the beneficial owner of shares representing 50% or more of the combined voting power of the voting securities of the Corporation; or

(b)	other than in the case of Mr. Colen’s Change of Control Agreement, there is a merger or amalgamation of the Corporation with one or more corporations as a result of which, immediately following such merger or amalgamation, the shareholders of the Corporation as a group will hold less than a majority of the outstanding capital stock of the surviving corporation.

“Good Reason” means the occurrence of any of the following without the employee’s written consent within 12 months of a Change of Control:

(a)	a decrease of more than 5% in the employee’s total annual compensation in effect immediately prior to the Change of Control;

(b)	any change to the terms or conditions of the employment of the employee that would constitute “constructive dismissal” as that term is defined at common law which the Corporation fails to remedy within thirty 30 days of receiving written notice from the employee of the material breach the employee asserts constitutes Good Reason hereunder;

(c)	other than in the case of Mr. Colen’s Change of Control Agreement, the Corporation relocating the employee to any location different from the location at which he or she reported for work on a regular basis immediately prior to the Change of Control and that is outside of the employee’s place of residence;

(d)	any failure on the part of the Corporation or the Board to secure the agreement of any successor corporation or other entity to the Corporation to fully assume the Corporation’s obligations to the employee under the employment agreement; or

(e)	Solely with respect of Mr. Colen’s Change of Control Agreement, a material breach by the Corporation of the Change of Control Agreement; provided, however, that Mr. Colen shall have provided written notice to the Board of the existence of any such condition within thirty (30) days of the initial existence of such condition and the Corporation shall have failed to remedy the condition within thirty (30) days of the Board receiving such written notice thereof; and provided further, Mr. Colen must terminate employment within ten (10) days following expiration of such cure period for the termination to be on account of Good Reason.

William Little, Chris Clark, John Panton, Lisa Becker, Sarah Gallagher and Susan Milne

The Change of Control Agreements for the above noted individuals provide that if the Corporation terminates the employee’s employment and their respective employment agreement without cause within 12 months of a Change of Control or the employee terminates his or her employment and their respective employment agreement for Good Reason, the Corporation will, subject to the execution of a waiver and release of claims in a form acceptable to the Corporation:

(a)	pay all wages earned or accrued by the employee including, without limitation, accrued vacation pay, under the employment agreement as of the date of termination set out in the written notice of termination;

(b)	pay an amount in lieu of any entitlement to annual cash incentive for the calendar year in which the employee is terminated equivalent to 100% of the employee’s bonus, pro-rated from the beginning of the calendar year in which the employee is terminated to the date the employee gives or receives written notice of termination;

(c)	pay an amount in lieu of any entitlement to additional base salary, retirement contributions and bonus equivalent to:

(i)	a range of 1.25 to 1.5 times the employee’s base salary at the date of termination;

(ii)	a range of nil to 1.5 times 3.75% of the employee’s base salary as additional retirement plan contributions; and

(iii)	a range of 1.25 to 1.5 times the employee’s bonus calculated at 100% of target in the year in which the employee is terminated;

(d)	cause 100% of the employee’s outstanding Options per the Stock Option Plan and 100% of the employee’s outstanding RSUs per the RSU Plan to immediately vest;

(e)	provide only those group benefits that it is permitted or able to provide under the applicable rules of the relevant Employee Plans until the earlier of one year from the date of termination or until the employee finds new employment or, where continuation of group benefits is not available, the Corporation shall pay an additional lump sum to the employee in lieu of continuation of group benefits equal to 10% of base salary over a one year period measured from the date of termination; and

(f)	pay an amount in respect of outplacement counselling up to 10% of the employee’s base salary to be paid directly to an outplacement counselling agency as chosen by the employee and approved by the Corporation, such approval not to be unreasonably withheld.

Fred Colen

Fred Colen’s Change of Control Agreement provides that if the Corporation or its successor terminates the employee’s employment and his employment agreement without cause within 12 months of a Change of Control or the employee terminates his employment and his employment agreement for Good Reason, then provided that the employee executes, delivers to the Corporation, and does not revoke the release within the release period, the Corporation or its successor will:

(a)	pay to the employee all accrued obligations within 30 days after the date of termination;

(b)	pay, within 60 days of the date of termination, a lump sum payment in lieu of any entitlement to additional base salary, retirement plan contributions, and bonus equivalent to:

(i)	two times the employee’s annual base salary in effect as of the date of termination;

(ii)	two times 3.75% of the employee’s annual base salary in effect as of the date of termination as additional retirement plan contributions; and

(iii)	two times the employee’s bonus calculated at 100% of target in the year in which the employee is terminated;

(c)	cause 100% of the employee’s outstanding Options to immediately vest;

(d)	provide only those group benefits that it is permitted or able to provide under the applicable rules of the relevant Employee Plans until the earlier of one year from the date of termination or until the employee finds new employment or, where continuation of group benefits is not available, the Corporation shall pay an additional lump sum to the employee in lieu of continuation of group benefits equal to 10% of the employee’s annual base salary in effect as of the date of termination; and

(e)	pay an amount in respect of outplacement counselling up to 10% of the employee’s annual base salary in effect as of the date of termination date to be paid directly by the Corporation to an outplacement counselling agency as chosen by the Corporation within 60 days of the date of termination.

Jared Hanson

Jared Hanson’s Change of Control Agreement provides that if within six months following a Change of Control, the Corporation terminates his employment without cause, the Corporation will, subject to his execution of a waiver and release of claims in a form acceptable to the Corporation, pay to the employee a lump sum amount equivalent to six months of his base salary at the date of termination, less applicable withholdings. Payment will be made on the 60th day following the date of termination, provided that all statutory rescission periods contained in the release agreement have expired without revocation. Where the period available to execute (and to not revoke) the release spans more than one calendar year, the payment shall not be made until the second calendar year as required by the applicable terms of the agreement and Section 409A of the Internal Revenue Code. The employee will not be entitled to the Change of Control severance if his employment is terminated for any other reason or if he resigns. This Change of Control payment shall be in lieu of any cash severance-type benefits to which he may be entitled pursuant to any other cash severance plan, agreement, policy or program of the Corporation.

Cash Payments to Directors and Officers of the Corporation Pursuant to Options, RSUs and SARs and Shareholdings of Directors and Officers of the Corporation

Other than in respect of the Options, RSUs, SARs, and a monthly retainer fee of US$4,000 payable to each member of the Special Committee (other than the chair of the Special Committee) for services rendered in connection with the Arrangement, no non-executive directors of the Corporation will receive any payment as a result of the proposed Arrangement, except with respect to Shares beneficially owned by such directors, which amounts will be paid on the same terms as all other Shareholders.

The chart below sets out for each director and certain officers of the Corporation: (i) the number of Shares beneficially owned by such director or officer and his or her associates and affiliates; and (ii) the amount of cash and CVRs payable pursuant to the Arrangement for Options, RSUs and SARs held by each such director or officer of the Corporation.

Name	Position with the Corporation	Shares Held(1)	Cash Payment under the Arrangement in respect of Options, RSUs and SARs(2) (US$)	CVRs under the Arrangement in respect of Options, RSUs and SARs(3)
Directors
Steven Rubin	Chairman of the Board, Director	1,686	$79,378	3,517
Alexei Marko	Director	3,656	$79,378	3,517
Douglas Janzen	Director	38,779	$79,378	3,517
Paul Geyer	Director	18,335	$79,378	3,517
Norman Radow	Director	2,752	$73,928	3,318
Officers
Fred Colen	President and Chief Executive Officer	15,953	$4,059,927	155,650
Bill Little	Chief Operating Officer	8,018	$1,526,123	59,239
Chris Clark	Chief Financial Officer	3,870	$1,544,244	59,904
John Panton	Chief Quality Officer	1,724	$659,103	26,657
Lisa Becker	Vice President, Regulatory Affairs	2,451	$642,952	35,312
Sarah Gallagher	Vice President of Clinical Affairs	1,458	$536,202	28,312
Dr. Shmuel Banai	Medical Director	4,021	$972,913	38,178
Total:		102,703	$10,332,905	420,638

Notes:

(1)	As at February 2, 2023.

(2)	Cash payments are in respect of RSUs, SARs and In-the-Money Options held as at February 2, 2023, and assume no Options are exercised, no RSUs are redeemed and no SARs are redeemed in accordance with terms of the Stock Option Plan, the RSU Plan or the SAR Plan, between February 2, 2023 and the Effective Time. For greater certainty, due to the difficulty as of the date of this Circular of determining whether any payment will be made to holders of CVRs pursuant to the terms of the CVR Agreement, the amount assumes no CVR payout will be made. See “Treatment of Options, RSUs and SARs” above.

(3)	CVRs are in respect of RSUs, SARs and In-the-Money Options held as at February 2, 2023, and assume no Options are exercised, no RSUs are redeemed and no SARs are redeemed in accordance with terms of the Stock Option Plan, the RSU Plan or the SAR Plan, between February 2, 2023 and the Effective Time.

Continuing Insurance Coverage for Directors and Officers of the Corporation

The Arrangement Agreement provides that, prior to the Effective Date, the Corporation shall purchase customary tail policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Corporation and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement also provides that the Purchaser will, or will cause the Corporation and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Sources of Funds for the Arrangement

The Purchaser is expected to pay an initial aggregate amount of approximately US$100 million to acquire all of the outstanding Shares, plus potential deferred payments of up to approximately US$47 million in the form of CVRs upon achievement of the Milestone, assuming that no Shareholders validly exercise their Dissent Rights. The Purchaser has represented and warranted to the Corporation that the Purchaser shall have, at the Effective Time, sufficient funds available to satisfy the aggregate Consideration payable pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

Stock Exchange Delisting

It is expected that the Shares will be delisted from the TSX and the NASDAQ following the completion of the Arrangement. It is also expected that the Corporation will make an application to terminate its status as a reporting issuer under Canadian Securities Laws and to deregister its securities under the U.S. Exchange Act.

Procedure for the Arrangement Becoming Effective

The Arrangement will be implemented by way of a statutory plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders through the Required Shareholder Approval;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be sent to the Director.

Shareholder Approval

At the Meeting, pursuant to the Interim Order, the Shareholders will be asked to, if deemed advisable, approve the Arrangement Resolution. Each Shareholder as at 5:00 p.m. (Vancouver time) on the Record Date shall be entitled to vote on the Arrangement Resolution. The Required Shareholder Approval for the Arrangement Resolution is (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, and (ii) a majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101. To the knowledge of the Corporation, only the votes attached to the Shares owned by Fred Colen, the Corporation’s Chief Executive Officer, Norman Radow, a director of the Corporation and Doug Janzen, a director of the Corporation, will be excluded from the affirmative vote of not less than a majority of the votes cast on the Arrangement Resolution by shareholders of the Corporation present in person or represented by proxy at the Meeting, excluding for this purpose votes that are excluded for this purpose under Canadian law as mandated by MI 61-101. The Arrangement Resolution must receive the Required Shareholder Approval in order for the Corporation to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

For information with respect to the procedures for Shareholders to follow to receive their consideration pursuant to the Arrangement, see “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Delivery of Consideration” and “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Payment of Consideration”.

See also “General Proxy Matters — Procedure and Votes Required” and “Principal Legal Matters — Canadian Securities Law Matters”.

Court Approval

Interim Order

An arrangement under the CBCA requires Court approval. Accordingly, on February 3, 2023, the Corporation obtained the Interim Order, which provides for, among other things:

•	the Required Shareholder Approval;

•	the Dissent Rights granted to Registered Shareholders;

•	the notice requirements with respect to the presentation of the application to the Court for the Final Order;

•	the ability of the Corporation to adjourn or postpone the Meeting from time to time with the consent of the Purchaser in accordance with the terms of the Arrangement Agreement, as modified, supplemented or amended by the Interim Order, without need for additional approval of the Court; and

•	that the Record Date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting.

The Interim Order is attached as Appendix “E” to this Circular.

Final Order

The CBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, the Corporation intends to make an application to the Court for the Final Order.

The hearing of the application for the Final Order approving the Arrangement is expected to take place before the Supreme Court of British Columbia, sitting in Vancouver, on March 9, 2023, at the courthouse located at 800 Smithe St., Vancouver, British Columbia, V6Z 2E1 (or such other location that the Court may determine), at 9:45 a.m. (Vancouver time) (or as soon as counsel may be heard). See Appendix “F” for the Notice of Hearing of Petition of the Final Order. A copy of the full text of the motion to be presented to the Court in respect of the Final Order will be available on the Corporation’s website. At the hearing, any Shareholder and any other party with legal standing who wishes to participate or to be represented or present evidence or argument may do so, subject to filing with the Court and serving upon the Corporation, with a copy to the Purchaser, a Notice of Appearance together with any evidence or materials that such party intends to present to the Court, in the delays and in the manner described in the Interim Order.

The Corporation has been advised by its counsel that the Court has broad discretion under the CBCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Corporation and the Purchaser may determine not to proceed with the Arrangement.

Assuming that the Final Order is granted, and the other conditions precedent to closing are satisfied or waived to the extent legally permissible, the Corporation intends to file the Articles of Arrangement with the Director as soon as reasonably practicable and in any event within 5 Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions to the completion of the Arrangement to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered.

Support and Voting Agreements

The following is a summary only of certain material terms of the Support and Voting Agreements entered into by directors and officers of the Corporation and the Conversion, Support and Voting Agreement entered into by Strul, and is qualified in its entirety by the full texts thereof. Shareholders are urged to read the form of Support and Voting Agreement entered into by directors and officers of the Corporation as well as the Conversion, Support and Voting Agreement entered into by Strul in their entirety. The Conversion, Support and Voting Agreement entered into by Strul, as well as a form of Support and Voting Agreement entered into by directors and officers of the Corporation have each been filed, and are available, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as exhibits to the Corporation’s Form 6-K filed with the SEC on January 17, 2023.

On January 16, 2023, each director and officer of the Corporation and Strul (collectively holding, directly or indirectly, or exercising control or direction over, an aggregate of 254,068 Shares, representing approximately 9.23% of the issued and outstanding Shares), entered into the support and voting agreements pursuant to which they have each agreed to vote all of their Shares in favour of the Arrangement Resolution.

Strul has also agreed, among other things, (i) to convert into Shares at the conversion price of US$25.00, the Convertible Note issued by the Corporation to Strul with an initial principal amount of US$13,000,000, immediately prior to the Effective Time, (ii) that it shall be entitled to exercise its right to have the Corporation purchase certain Warrants to acquire Shares held by Strul for a cash amount equal to the value thereof, and (iii) that certain not in-the-money Warrants to acquire Shares held by Strul shall terminate at the Effective Time.

Director and Officer Support and Voting Agreements

Covenants

Under their respective Support and Voting Agreements, such directors and officers of the Corporation agreed, among other things, to the following covenants:

(a)	at the Meeting (including in connection with any separate vote of any sub-group of securityholders of Corporation that may be required to be held and of which sub-group such director and/or officer forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a shareholders’ meeting) with respect to the Arrangement Resolution is sought, to cause such Shareholder’s Shares held at the date of the Support and Voting Agreement (the “Subject Securities") (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)	at any meeting of securityholders of the Corporation (including in connection with any separate vote of any sub-group of securityholders of the Corporation that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Corporation is sought (including by written consent in lieu of a shareholders’ meeting), to cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)	in connection with and subject to paragraphs (a) and (b) above, to deposit or cause to be deposited (with copies to the Purchaser) proxies or voting instruction forms, duly completed and executed in respect of all of its Subject Securities (which have a right to vote at such meeting) at least 10 days prior to the Meeting, voting all such Subject Securities (which have a right to vote at such meeting) in favour of the Arrangement Resolution; and that neither it nor any person on its behalf will take any action to withdraw, amend, revoke or invalidate any proxy deposited by the Shareholder pursuant to the Support and Voting Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless prior written consent from the Purchaser has been obtained or the Support and Voting Agreement is terminated in accordance with its terms. Such proxy or proxies shall name those individuals as may be designated by the Corporation in the Circular and shall not be revoked without the consent of the Purchaser or unless the Support and Voting Agreement is terminated in accordance with its terms;

(d)	not to, directly or indirectly (i) solicit proxies, or become a participant in a solicitation in opposition to, or competition with the Arrangement Agreement, (ii) act jointly or in concert with others with respect to voting securities of the Corporation for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement, (iii) publicly withdraw support from the transactions contemplated by the Arrangement Agreement or publicly approve or recommend any Acquisition Proposal, (iv) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal, and (v) join in the requisition of any meeting of the securityholders of the Corporation for the purpose of considering any resolution related to any Acquisition Proposal;

(e)	not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to the Arrangement Agreement, or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii);

(f)	not take any other action of any kind, directly or indirectly, which would make any representation or warranty of the Shareholder set forth in the Support and Voting Agreement untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by the Shareholder of its obligations under the Support and Voting Agreement;

(g)	not exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Meeting in connection therewith; and

(h)	to promptly notify the Purchaser of the amount of any equity securities or other interests in the Corporation acquired by the Shareholder, to the extent it is permitted by applicable Law, after the date of the Support and Voting Agreement. Any such securities or other interests shall be subject to the terms of the Support and Voting Agreement as though owned by the Shareholder on the date of the Support and Voting Agreement and shall be included in the definition of “Subject Securities”. Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Corporation affecting the securities of the Corporation, the number of securities constituting the Subject Securities shall be adjusted appropriately and the Support and Voting Agreement and the obligations thereunder shall attach to any securities of the Corporation issued to the Shareholder in connection therewith.

Termination Rights

The Support and Voting Agreements will automatically terminate upon the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with the terms therein. In addition, a Support and Voting Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time, by the mutual agreement of the parties;

(b)	by the Purchaser, if the Shareholder party to such Support and Voting Agreement breaches or is in default of any of the covenants or obligations of the Shareholder under such Support and Voting Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Shareholder under such Support and Voting Agreement were at the date of execution of such Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured by such Shareholder within 10 days of the date such notice was received by the Shareholder;

(c)	by the Shareholder party to such Support and Voting Agreement, if the Purchaser breaches or is in default of any of the covenants or obligations of the Purchaser under such Support and Voting Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Purchaser under such Support and Voting Agreement were at the date of execution of such Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured by the Purchaser within 10 days of the date such notice was received by the Purchaser; or

(d)	by the Shareholder party to such Support and Voting Agreement, if the Arrangement Agreement is amended (i) in a manner that results in a reduction or change in the form of consideration payable per Subject Security, including as set out under the Plan of Arrangement (other than to increase the consideration per Subject Security and/or to add additional consideration, in each case without reducing the amount of cash consideration per Subject Security) or (ii) in any other respect that is materially adverse to the Shareholder.

Strul Conversion, Support and Voting Agreement

Strul entered into the Conversion, Support and Voting Agreement with the Purchaser and the Corporation on January 16, 2023. Under the Conversion, Support and Voting Agreement, Strul agreed to, among other things, convert into Shares the Convertible Note. Strul holds 151,815 Shares and after the conversion, Strul will be the beneficial owner of approximately 504,195 Shares. Under the Conversion, Support and Voting Agreement Strul has agreed to vote its 151,815 Shares in favour of the Arrangement Resolution. Under the Conversion, Support and Voting Agreement, on or promptly after the Effective Time, and subject to completion of Strul’s obligations pursuant the Conversion, Support and Voting Agreement, Neovasc shall pay Strul a fee equal to 3% of the total outstanding principal of the Convertible Note immediately prior to the Convertible Note Conversion.

Covenants of Strul

Under the Conversion, Support and Voting Agreement, Strul agreed, among other things, to the same covenants as described above with respect to the Support and Voting Agreements, and the following additional covenants:

if and only if the Effective Time occurs:

(a)	to convert the Convertible Note into Shares, effective immediately prior to, and conditioned upon the occurrence of, the Effective Time, pursuant the Convertible Note, and to take all steps necessary to effect the Convertible Note Conversion;

(b)	to cease to have any rights as a debtholder, or pursuant to the Convertible Note, other than the right to receive the Consideration payable in respect of the Shares into which the Convertible Note will be converted;

(c)	promptly after the Effective Time, to take any action required to release the liens, including any appropriate filings with any Governmental Entities that are required in order to do so, and to execute, as applicable, and deliver to the Purchaser any such lien releases, discharges of security interests and pledges and other similar discharge or release documents, as are reasonably requested and necessary to release, the security interests and liens previously filed by or on behalf of Strul, and to deliver to the Purchaser any collateral previously delivered in physical form by the Corporation or any of its subsidiaries to Strul (or any agent for Strul);

(d)	upon and after the Effective Time, to authorize the Purchaser and the Corporation (or any designee of the Purchaser or the Corporation) to file any UCC-3 Termination Statements, any British Columbia Personal Property Registry Discharge Statements, any release and discharge documents with the Canadian Intellectual Property Officer, and any other documents (including any terminations and releases of security interests necessary to evidence the release of Strul’s security interests in any of the Corporation’s and its affiliates’ property or assets); and

(e)	effective as of the Effective Time, certain out-of-the-money Warrants held by Strul shall automatically terminate and be of no further force and effect.

Under the Conversion, Support and Voting Agreement, the Corporation agreed, among other things, to the following covenants:

(a)	to take all steps necessary to facilitate and effect the Convertible Note Conversion, on a timely basis, in accordance with terms of the Convertible Note and the Conversion, Support and Voting Agreement (and to not make any prepayments with respect to the Convertible Note);

(b)	in connection with the Convertible Note Conversion, to waive the restriction that at no time may Strul hold more than 9.99% of the Shares, as set forth in Section 3.1 of the Convertible Note;

(a)	on or promptly after the Effective Time, and provided that Strul has performed its obligations under the Conversion, Support and Voting Agreement, to pay Strul a fee equal to three percent (3%) of the total outstanding principal of the Convertible Note immediately prior to the Convertible Note Conversion; and

(b)	that Strul shall be entitled to exercise any and all rights under the terms of the December 10, 2020 Warrant to acquire 24,800 Shares at US$21.40 per Share and the May 28, 2022 Warrant to acquire 25,956 Shares at US$65.85 per Share in connection with the transactions contemplated by the Arrangement Agreement.

Termination Rights

The Conversion, Support and Voting Agreement will automatically terminate upon the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with the terms therein. In addition, the Conversion, Support and Voting Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time, by the mutual agreement of the parties;

(b)	by the Purchaser, if Strul breaches or is in default of any of the covenants or obligations of Strul under the Conversion, Support and Voting Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of Strul under the Conversion, Support and Voting Agreement were at the date of execution of the Conversion, Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that the Purchaser has notified Strul in writing of any of the foregoing events and the same has not been cured by Strul within 10 days of the date such notice was received by Strul;

(c)	by Strul, if the Purchaser breaches or is in default of any of the covenants or obligations of the Purchaser under the Conversion, Support and Voting Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Purchaser under the Conversion, Support and Voting Agreement were at the date of execution of the Conversion, Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that Strul has notified the Purchaser in writing of any of the foregoing events and the same has not been cured by the Purchaser within 10 days of the date such notice was received by the Purchaser;

(d)	by Strul, if the Corporation breaches or is in default of any of the covenants or obligations of the Corporation under the Conversion, Support and Voting Agreement, or if any of the representations or warranties of the Corporation under the Conversion, Support and Voting Agreement were at the date of execution of the Conversion, Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that Strul has notified the Corporation in writing of any of the foregoing events and the same has not been cured by the Purchaser within the earlier of (i) 10 days of the date such notice was received by the Purchaser, and (ii) two Business Days prior to the Effective Date; or

(e)	by Strul if the Arrangement Agreement is amended (i) in a manner that results in a reduction or change in the form of consideration payable per security (other than to increase the consideration per security and/or to add additional consideration, in each case without reducing the amount of cash consideration per security) or (ii) in any other respect that is materially adverse to Strul.

Timing

The Arrangement will become effective as of the Effective Time and on the Effective Date, which is expected to be the date on which the Articles of Arrangement, a copy of the Final Order and such other materials as the Director requires are filed with the Director. If the Meeting is held as scheduled and is not adjourned or postponed and the Required Shareholder Approval is obtained, the Corporation will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Corporation and the Purchaser, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, the Corporation expects the Effective Date to occur in the first half of 2023. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to satisfy the conditions to the completion of the Arrangement in the anticipated time frames.

Expenses

The estimated fees, costs and expenses of the Corporation in connection with the Arrangement contemplated herein including, without limitation, financial advisors’ fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by the Corporation pursuant to the Arrangement in respect of the outstanding Options, RSUs and SARs, are anticipated to be approximately $7.4 million.

The Arrangement Agreement

The following is a summary only of the material terms of the Arrangement Agreement, including the Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement including the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Plan of Arrangement is attached as Appendix “D” to this Circular, and the full text of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation’s Form 6-K filed with the SEC on January 17, 2023. The Arrangement Agreement establishes and governs the legal relationship between the Corporation and the Purchaser with respect to the transactions described in this Circular. It is not intended to be a source of factual, business or operational information about the Corporation or the Purchaser.

Pursuant to the Arrangement Agreement, it was agreed that the Parties would carry out the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement. See “The Arrangement — Procedure for the Arrangement Becoming Effective”.

Effective Date of the Arrangement

The Corporation shall file the Articles of Arrangement with the Director as soon as reasonably practicable after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in the Arrangement Agreement and summarized under “Closing Conditions” below (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the CBCA.

It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Withholding Rights

The Purchaser, the Corporation, the Depositary, the Rights Agent and any other third-party paying agent, as applicable (each a “Payor”), shall be entitled to deduct or withhold from any amount payable or otherwise deliverable to any Person pursuant to the Arrangement or the Arrangement Agreement, including Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amount otherwise payable to any former Shareholders and holders of Options, RSUs or SARs, such Taxes or other amounts as the Purchaser, the Corporation, the Depositary or the Rights Agent determine, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act or the U.S. Internal Revenue Code, the Ordinance, or any other provisions of any applicable Laws and in accordance with the Withholding Tax Ruling, if obtained. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under the Arrangement Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the consideration payable to each Shareholder and holders of RSUs, SARs and Options (each a “Payee”) shall be retained by the Depositary, the Rights Agent or the Corporation, as applicable, for the benefit of each such Payee for a period of one hundred and eighty days following the Effective Time or ninety days following the date of any payments with respect to CVR (or such longer reasonable period as may be provided by the Purchaser in order to permit a Payee to submit a Valid Tax Certificate) (the “Withholding Drop Date”), unless the Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to a Payee and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to the Arrangement Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate). If a Payee delivers, no later than three Business Days prior to the Withholding Drop Date (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate, to a Payor (or such other forms as are required under any applicable Tax Law), then the Consideration due to such Payee shall be paid to such Payee and the deduction and withholding of any Israeli Taxes shall be made in accordance therewith and subject to any non-Israeli withholding applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Payee (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his or her portion of the consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Payee’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in US Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee.

As soon as practicable following the date of the Arrangement Agreement, the Corporation shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Purchaser or its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that: (i) with respect any Payee (except for payees under clause (ii) below) (A) exempts the Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to the Arrangement Agreement, including the Cash Portion or CVR consideration, as applicable, or clarifies that no such obligation exists, or (B) clearly instructs the Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented; and (ii) with respect to holders of Options, RSUs and SARs that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempts the Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to the Arrangement Agreement, or clarifies that no such obligation exists, or (B) instructs the Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”). The Corporation shall use reasonable best efforts to obtain the Withholding Tax Ruling prior to the Effective Time but, for the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Effective Time is not a closing condition.

Without limiting the generality of the foregoing, each of the Corporation and the Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The applications for, and the final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of the Purchaser or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions of the Arrangement Agreement, the Corporation shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. In the event that the Withholding Tax Ruling has not been received in accordance with the terms of the Arrangement Agreement, the Purchaser may make such payments and withhold any applicable Taxes in accordance with the Arrangement Agreement.

Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the Consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the terms of the Arrangement Agreement, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties made by the Corporation to the Purchaser relating to the following: organization and qualification; corporate Authorization; execution and binding obligation; governmental Authorization; no conflict/non-contravention; consents; shareholders’ and similar agreements; capitalization; shareholder rights plan; subsidiaries; Securities Law matters; the Corporation’s financial statements; disclosure controls and internal control over financial reporting; auditors; absence of certain changes or events; no undisclosed liabilities; Authorizations and licences; the Fairness Opinion; brokers; Special Committee and Board approval; compliance with Laws; regulatory compliance; preclinical studies; clinical studies; clinical and preclinical study results; Material Contracts; title to assets; intellectual property; information technology; data privacy and cybersecurity; restrictions on conduct of business; litigation; environmental matters; employee matters; collective agreements; employee plans; insurance; Taxes; anti-corruption; economic sanctions and export controls; non-arm’s length transactions; and the Competition Act.

The Arrangement Agreement contains certain representations and warranties made by the Purchaser to the Corporation relating to the following: corporate existence and power; corporate Authorization; execution and binding obligation; governmental Authorization; no conflict/non-contravention; the Investment Canada Act; sufficiency of funds; securities ownership; and litigation.

The representations and warranties were made solely for the purposes of the Arrangement Agreement and may, in some cases, be subject to important qualifications, limitations and exceptions agreed to by the Parties.

The representations and warranties of each of the Parties contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Covenants

Conduct of Business of the Corporation

Until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, the Corporation shall conduct business only in the Ordinary Course.

Without limiting the generality of the foregoing, the Corporation shall, and shall cause its Subsidiaries to, except as disclosed in the Corporation Disclosure Letter or with the prior written consent of the Purchaser:

(a)	use reasonable best efforts to (i) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by Corporation or any of its Subsidiaries, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted other than those being contested in good faith, and (iii) not, without the prior written consent of Purchaser, acting reasonably (A) make, rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting, (B) enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to Taxes, (C) settle (or offer to settle) any Tax claim, audit, proceeding or reassessment, (D) amend any Tax Return or change from most recent practice any manner of reporting income or claiming deductions for Tax purposes, or (E) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; and

(b)	keep the Purchaser reasonably informed, on a timely basis, of any events, discussions, notices or changes with respect to any Tax investigation.

Without limiting the generality of the foregoing, and without derogating from the obligations of the Corporation summarized below under “Closing Conditions — Additional Conditions Precedent to the Obligations of Purchaser”, but subject to Law, the Corporation shall use its commercially reasonable best efforts to preserve intact the current business organization of the Corporation, keep available the services of the present Corporation Employees and Corporation Contractors and maintain good relations with, and the goodwill of, agents, suppliers, vendors, consultants, licensors, partners, lessors, creditors and all other persons having business relationships with the Corporation and, except as disclosed in the Corporation Disclosure Letter or with the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)	amend its Constating Documents;

(b)	split, combine or reclassify any shares of its capital stock or other equity interests;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, other than shares (i) repurchased from current or former Corporation Employees or Corporation Contractors pursuant to repurchase rights upon termination of employment or consulting relationships and (ii) accepted as payment for the exercise price of Options pursuant to the Stock Option Plan, or for withholding taxes incurred in connection with the exercise, vesting, or settlement of Options, RSUs or SARs in accordance with their terms;

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any share appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Shares, other than shares issuable upon exercise of Options or the settlement of RSUs;

(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge the Corporation or any of its Subsidiaries;

(f)	adopt a plan of liquidation or resolutions providing for the complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Corporation or any of its Subsidiaries;

(g)	merge, combine or amalgamate with any person or acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets (other than in the Ordinary Course), securities, properties, interests or businesses;

(h)	sell, pledge, lease, license, grant any protection (including any covenant not to sue or assert) to any third party, encumber, transfer or otherwise dispose of any of its assets or any interest in any of its assets (including any Corporation IP);

(i)	make any capital expenditure or commitment to do so;

(j)	create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(k)	make, change or revoke any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person;

(l)	enter into any Real Property Lease or amend the terms of any existing Real Property Lease;

(m)	in respect of any assets of the Corporation or any of its Subsidiaries, waive, release, surrender, abandon, let lapse, grant or transfer any right or amend, modify or change, or agree to amend, modify or change, any existing Authorization, right to use, lease, Contract or Corporation IP;

(n)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales Contracts or similar financial instruments;

(o)	make any “investment” (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a “foreign affiliate” of Corporation other than an investment occurring in the Ordinary Course to fund such foreign affiliates;

(p)	adopt, enter into, terminate or amend any Employee Plan, except as required by Law;

(q)	make, or promise to make, any changes to any Employee Plan, written employment agreements and/or any other terms and conditions of employment or service applicable to any Corporation Employee or Corporation Contractor, including granting or promising to grant any increase in the rate of wages, salaries, benefits, bonuses or other remuneration of any Corporation Employees or Corporation Contractors or making or promising to make any bonus or profit sharing distribution or similar payment of any kind, or adopting, or promising to adopt, or otherwise implement or increase any retention, change in control, or severance plan or program, except as required by the terms of any Employee Plan or written employment Contracts as in effect as of January 16, 2023 and set forth on Section 34 of the Corporation Disclosure Letter, or as required by Law;

(r)	offer employment or service to, or hire or engage, any new Corporation Employees or Corporation Contractors, or terminate the employment or service of any Corporation Employees or Corporation Contractors (other than for cause) or knowingly encourage the resignation of any Corporation Employee or Corporation Contractor;

(s)	make any change in the Corporation’s methods of accounting, except as required by IFRS or pursuant to written instructions, comments or orders of a Securities Authority;

(t)	announce, implement or effect any reduction in force, lay-off or early retirement program, severance program or other similar program or effort concerning the termination of employment or service of Corporation Employees or Corporation Contractors;

(u)	loan or advance money or other property to any Corporation Employees, or Corporation Contractors, or increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan;

(v)	commence, cancel, waive, release, assign, settle or compromise any claim or right, litigation, proceeding or governmental investigation;

(w)	commence, cancel, waive, release, assign, settle or compromise any threat, assertion, claim, demand, litigation or proceeding relating to Corporation IP or any Product;

(x)	abandon or reduce the scope of any Registered IP;

(y)	(i) grant or acquire, agree to grant to or acquire from any person, abandon or permit to lapse any rights to any Corporation IP or disclose or agree to disclose to any person, other than Representatives of the Purchaser, any trade secrets or, other than in the Ordinary Course, confidential and/or proprietary information, or (ii) fail to take any action necessary or advisable to protect or maintain any Corporation IP;

(z)	(i) amend or modify in any respect, or terminate or waive any right under, any Material Contract, (ii) enter into any Contract that would be a Material Contract if in effect on January 16, 2023, or (iii) make any bid or tender after January 16, 2023 which, if accepted, would result in the Corporation being obligated to enter into a Contract that would be a Material Contract if in effect on January 16, 2023;

(aa)	abandon or fail to diligently pursue any application for any Authorizations, leases or registrations or take any action, or fail to take any action, that could lead to the termination of any Authorizations, lease or registration;

(bb)	except as contemplated in the Arrangement Agreement and except for scheduled renewals in the Ordinary Course, amend, modify or terminate any insurance policy of the Corporation or any of its Subsidiaries in effect on the date of the Arrangement Agreement;

(cc)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters with Piper Sandler;

(dd)	initiate any clinical trials/investigations, or terminate or alter the course of any current clinical trials/investigations, except where such action is required by Law or deemed necessary by an ethics board/committee or Corporation to protect subject safety, amend the protocol for any clinical trials/investigations for any Product, modify or take any action that deviates from the current clinical trial/investigation designs, time lines and protocols related to any Product, including without limitation, taking any action that would impact the study cycle time line, patient and study site recruitment and enrollment status, patient standards of care, study objectives or strategy, protocol complexity, or the statistical analysis;

(ee)	modify the specifications of any Product except to the extent ordered or approved by a Governmental Entity to protect patient safety;

(ff)	other than in the Ordinary Course, make or change any Tax election or designation, settle or compromise any Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as is required by Law; or

(gg)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Regarding the Arrangement

The Corporation shall perform all obligations required or desirable to be performed by it under the Arrangement Agreement, cooperate with the Purchaser in connection therewith, and shall do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Corporation shall:

(a)	use its commercially reasonable best efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required to be obtained under the Material Contracts or the Real Property Leases in connection with the Arrangement or (ii) required in order to maintain the Material Contracts and the Real Property Leases in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(b)	use its commercially reasonable best efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement, provided that neither the Corporation nor any of its Subsidiaries will consent to the entry of any judgment or enter into any settlement with respect to any such proceeding without the prior written approval of the Purchaser;

(c)	use its commercially reasonable best efforts to satisfy all conditions precedents in the Arrangement Agreement;

(d)	use its commercially reasonable best efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(e)	subject to confirmation that insurance coverage is maintained or purchased in accordance with the provisions summarized below under “Insurance and Indemnification” and delivery by each of the Purchaser and the Corporation and each member of the Board of mutual releases from all claims and potential claims in respect of the period prior to the Effective Time, use commercially reasonable best efforts to assist in effecting the resignations of each of the Corporation’s and each of its Subsidiaries’ respective directors designated by Purchaser, and cause them to be replaced as of the Effective Date by individuals nominated by the Purchaser;

(f)	carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or any of its Subsidiaries with respect to the Arrangement Agreement or the Arrangement; and

(g)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

The Purchaser shall perform all obligations required or desirable to be performed by it under the Arrangement Agreement, cooperate with the Corporation in connection therewith, and shall do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)	use its commercially reasonable best efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it challenging the Arrangement or the Arrangement Agreement;

(b)	use its commercially reasonable best efforts to satisfy all conditions precedent in the Arrangement Agreement;

(c)	carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement or the Arrangement;

(d)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and

(e)	promptly notify the Corporation in writing of any Legal Proceeding commenced or, to its knowledge, threatened that would reasonably be expected to impair, impede or prevent the Purchaser from performing its obligations under the Arrangement Agreement.

Notwithstanding anything to the contrary in the Arrangement Agreement, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any of the transactions contemplated by the Arrangement Agreement as violative of any Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, it is expressly understood and agreed that (a) Purchaser will not have any obligation to litigate or contest any Legal Proceedings and (b) Purchaser shall not be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of the Purchaser or any of its affiliates or the Corporation or any of its affiliates, (ii) the imposition of any limitation or regulation on the ability of the Purchaser or any of its affiliates to freely conduct its business or own such assets or (iii) the holding separate of the Shares or any limitation or regulation on the ability of the Purchaser or any of its affiliates to exercise full rights of ownership of the Shares.

The Corporation shall promptly notify the Purchaser of:

(a)	the occurrence of any Material Adverse Effect after January 16, 2023;

(b)	any notice or other communication from (i) any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with the Arrangement Agreement or the Arrangement, or (ii) any counterparty to a Material Contract that is terminating or otherwise materially adversely modifying its relationship with Corporation or any of its Subsidiaries as a result of the Arrangement or the Arrangement Agreement;

(c)	any written notice or other material written communication from any Governmental Entity in connection with the Arrangement Agreement (and, subject to Law, the Corporation shall contemporaneously provide a copy of any such written notice or communication to Purchaser);

(d)	any notice or other communication from any supplier or licensor of Intellectual Property Rights to the effect that such Person is terminating or is otherwise adversely modifying its relationship with Corporation or any of its Subsidiaries as a result of the Arrangement Agreement or the Arrangement;

(e)	any written communication from any Governmental Entity in connection with the Corporation Owned Registered IP; or

(f)	any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Corporation or any of its Subsidiaries or any of their respective assets.

Regulatory Approvals

The Corporation and the Purchaser shall determine as soon as reasonably practicable but not later than 10 Business Days after the Effective Date whether an HSR filing is necessary or required and, if so, the Corporation and the Purchaser shall each file their respective notification and report forms pursuant to the HSR Act. The Corporation and Purchaser have determined that an HSR filing is not required pursuant to the HSR Act in connection with the transactions contemplated by the Arrangement Agreement.

Access to Information; Confidentiality

Subject to Law, the Corporation shall give Purchaser and its Representatives, upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (a) premises, (b) property and assets (including all Books and Records, whether retained internally or otherwise), (c) Contracts, and (d) senior personnel, and such other information with respect to the financial condition, assets or business of the Corporation or its Subsidiaries as Purchaser may from time to time reasonably request.

Notwithstanding any provision of the Arrangement Agreement, the Corporation shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Corporation reasonably determines (after receiving the advice of its outside legal counsel) that such access or disclosure would jeopardize any attorney-client or other privilege claim by the Corporation or any of its Subsidiaries; provided, however, that the Corporation shall use its commercially reasonable best efforts to otherwise make available such information to the Purchaser notwithstanding such impediment, including by causing the documents or information that are subject to such privilege to be provided in a manner that would not reasonably be expected to violate or jeopardize such privilege.

The Purchaser acknowledges that the Non-Disclosure Agreement shall continue to apply and that any information provided pursuant to the covenants relating to access to information and confidentiality of the Arrangement Agreement that is non-public or proprietary in nature shall be subject to the terms of the Non-Disclosure Agreement on the same basis as if such information had been disclosed under the Non-Disclosure Agreement. For greater certainty, if the Arrangement Agreement is terminated in accordance with its terms, the obligations of the Parties and their respective Representatives under the Non-Disclosure Agreement shall survive the termination of the Arrangement Agreement in accordance with the terms of the Non-Disclosure Agreement.

Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to Shareholders regarding the Arrangement. The Corporation must not issue any press release or make any other public statement or disclosure with respect to the Arrangement Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), and the Corporation must not make any filing with any Governmental Entity with respect to the Arrangement Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that if the Corporation is required to make disclosure by Law, it shall use its commercially reasonable best efforts to give the Purchaser prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). In making such disclosure, the Corporation shall give reasonable consideration to any comments made by the Purchaser or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding anything to the contrary in the Arrangement Agreement, the Corporation shall have no obligation to consult with the Purchaser prior to making any factual disclosure that is required by Law related to an Acquisition Proposal or a Change in Recommendation.

Pre-Acquisition Reorganization

The Corporation agrees that, upon request of the Purchaser, the Corporation shall use its commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization unless the Corporation determines in good faith that such Pre-Acquisition Reorganization:

(a)	can be completed within two days prior to the Effective Date, and can either be (A) indemnified pursuant to the Arrangement Agreement or (B) reversed or unwound in the event the Arrangement is not consummated without adversely affecting the Corporation or any of its Subsidiaries, or the Shareholders;

(b)	is not, in the opinion of the Corporation, acting reasonably, prejudicial to the Corporation, any Subsidiary of the Corporation or the Shareholders;

(c)	does not reduce or change the form of the Consideration provided for under the Arrangement;

(d)	does not impair the ability of the Parties to consummate, and will not delay the consummation of, the Arrangement;

(e)	does not impair, impede, delay, prevent the receipt of any Regulatory Approval;

(f)	does not require any additional approval of the Shareholders;

(g)	does not require the Corporation or any of its Subsidiaries to take any action that could reasonably be expected to result in any material Taxes being imposed on, or any adverse Tax or other consequences to the Corporation, any of its Subsidiaries or any Shareholders;

(h)	does not result in any breach by the Corporation or any of its Subsidiaries of any Contract or any breach by the Corporation or any of its Subsidiaries of their respective Constating Documents, organizational documents or Law;

(i)	does not, in the opinion of the Corporation, acting reasonably, interfere with the ongoing operations of the Corporation or any of its Subsidiaries;

(j)	does not, in the opinion of the Corporation, acting reasonably, interfere with any pending or contemplated acquisition by the Corporation or any of its Subsidiaries as disclosed in the Corporation Disclosure Letter;

(k)	does not require the directors, officers, employees or agents of the Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;

(l)	does not result in Taxes being imposed, directly or indirectly, on, or an adverse Tax or other consequences to, any Shareholder that are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(m)	does not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under the Arrangement Agreement and shall have confirmed in writing that it is prepared to promptly and without condition (other than compliance with the Arrangement Agreement) proceed to effect the Arrangement.

The Purchaser must provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Corporation and the Purchaser, at the expense of the Purchaser, shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to the Arrangement Agreement or the Plan of Arrangement (provided that such amendments do not require the Corporation to obtain approval of the Shareholders).

If the Arrangement is not completed, the Purchaser shall (i) forthwith reimburse the Corporation for all out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization, including any costs incurred by the Corporation in order to restore the organizational structure of the Corporation to a substantially identical structure of the Corporation as at January 16, 2023; and (ii) indemnify the Corporation, any of its Subsidiaries and their Representatives and the Shareholders for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the Arrangement Agreement). The indemnification obligations contained in the Arrangement Agreement shall survive indefinitely notwithstanding the termination of the Arrangement Agreement.

The Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Corporation under the Arrangement Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). In the event that a Pre-Acquisition Reorganization is carried out, then, if the Pre-Acquisition Reorganization results in any change (including, without limitation, any acceleration) with respect to the obligations of the Corporation or any of its Subsidiaries towards the IIA, the Purchaser shall fully bear the consequences, including without limitation the financial consequences, of any such change, irrespective of whether or not the transactions contemplated in the Arrangement Agreement and/or in the Plan of Arrangement or the Arrangement Agreement are consummated.

Notice and Cure Provisions

Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

(a)	cause any of the representations or warranties of such Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect at any time from the date of the Arrangement Agreement to the Effective Time; or

(b)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under the Arrangement Agreement.

Until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, the Corporation shall:

(a)	make available to the Purchaser any Patent application, filing or other material written communication that the Corporation or any of its Subsidiaries proposes to file with or send to any patent office and receive and consider in good faith such comments as the Purchaser may timely provide to the Corporation in respect of any such Patent application, filing or other material communication;

(b)	make available to the Purchaser material communications received from any patent office, including Patent applications owned by the Corporation or any of its Subsidiaries, and related filing receipts, office actions, responses or amendments, and notices of allowance;

(c)	keep the Purchaser reasonably informed on a reasonably prompt basis in respect of its actions in respect of the filing, prosecution and maintenance of the Corporation’s and its Subsidiaries’ Patents, and Corporation shall provide the proposed Patent applications, filings, and other material communications contemplated by paragraph (a) above to Purchaser sufficiently in advance of their filing or dispatch to a patent office to afford Purchaser a reasonable opportunity to review and comment thereon;

(d)	give the Purchaser prompt notice in the event that FDA, EMA Health Canada or any similar Governmental Entities with regulatory powers in their respective health care systems inspects the Corporation or any of its Subsidiaries or the Corporation otherwise receives notice of any planned inspection and give the Purchaser the right (to the extent permitted by applicable Law) to participate in any such inspection;

(e)	use commercially reasonable best efforts to provide the Purchaser with advance notice of any planned meetings or conference calls the Corporation or any of its Subsidiaries has with

(i)	the FDA or its advisory committees, the EMA or its advisory committees, Health Canada or its advisory committees, or any other similar Governmental Entities with regulatory powers in their respective health care systems; and

(ii)	consider in good faith any comments or other input timely provided by the Purchaser in respect of the foregoing, the Corporation will use commercially reasonable best efforts to:

(A)	promptly notify the Purchaser of any material notice or other material communication to the Corporation or any of its Subsidiaries from the FDA or its advisory committees, the EMA or its advisory committees, Health Canada or its advisory committees, or any other similar Governmental Entities with regulatory powers in their respective health care systems and, subject to applicable Laws, permit the Purchaser to review in advance any proposed material written communication to such Governmental Entities,

(B)	furnish the Purchaser with copies of all non-confidential material correspondence, filings and written communications between the Corporation, and of its Subsidiaries and their respective Representatives, and any such Governmental Entity or its staff,

(C)	provide written notice to the Purchaser of any material development known to the Corporation in any clinical trial/investigation that is being conducted by, or on behalf of, the Corporation, and

(D)	provide advance notice to the Purchaser prior to making any significant submission to the FDA, EMA, Health Canada or any similar Governmental Entities with regulatory powers in their respective health care systems relating to any Products or otherwise to Corporation’s or any of its Subsidiaries’ business(es) including any 510(k) submission, PMA application, other regulatory filing, or supplement or amendment thereto, response to any “warning letter,” “untitled letter,” or observation on FDA Form 483, and shall consider in good faith any comments or other input timely provided by the Purchaser with respect to any such submission prior to its submission to such Governmental Entity.

The Corporation shall provide the proposed Patent applications, filings, and other material communications sufficiently in advance of their filing or dispatch to a patent office to afford the Purchaser a reasonable opportunity to review and comment.

Notification provided under the covenants relating to notice and cure provisions of the Arrangement Agreement will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under the Arrangement Agreement.

Insurance and Indemnification

Prior to the Effective Date, the Corporation shall purchase a pre-paid non-cancellable run-off directors’ and officers’ liability insurance policy providing protection to all present and former officers and directors of the Corporation and its Subsidiaries no less favourable in the aggregate to the protection provided by the policies maintained by the Corporation and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Corporation and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% (such amount, the “Base Premium”) of the Corporation’s current annual aggregate premium for policies currently maintained by the Corporation or any of its Subsidiaries; provided further however that if such insurance can only be obtained at a premium in excess of the Base Premium, the Corporation may purchase the most advantageous policies of directors’ and officers’ liability insurance reasonably available for an annual premium not to exceed the Base Premium, and the Purchaser shall, or shall cause the Corporation and its Subsidiaries to, maintain such coverage for six years from the Effective Date.

The Purchaser shall cause the Corporation and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries to the extent that any such indemnity agreements have been disclosed in the Corporation Disclosure Letter, and acknowledges that such rights, to the extent that they have been so disclosed, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

If the Corporation or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates or amalgamates with or merges or liquidates into any other person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Corporation or any of its Subsidiaries) assumes all of the obligations summarized in the covenants relating to insurance and indemnification of the Arrangement Agreement.

Exchanges Delisting

Subject to applicable Law, the Corporation shall use commercially reasonable best efforts to cause the Shares to be delisted from the Exchanges on or promptly after the Effective Time. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to enable (i) delisting of the Shares from the Exchanges (including, if requested by the Purchaser, such items as may be necessary to delist the Shares on or promptly after the Effective Time), (ii) the Corporation ceasing to be a reporting issuer under applicable Canadian Securities Laws and (iii) the deregistration of the Shares under the Exchange Act, in each case, as promptly as practicable following the Effective Time. If the Corporation is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the period between the filing date of the Form 25 and the filing date of the Form 15 (or Form 15F, as applicable), in each case to be filed in connection with the transactions contemplated by the Arrangement Agreement (such time period the “Delisting Period”), the Corporation will use commercially reasonable best efforts to prepare a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period.

Termination of 401(k) Plan

Unless the Purchaser requests otherwise in writing at least five Business Days prior to the Effective Date, the Corporation shall, effective as of at least one day prior to the Effective Date and contingent on the occurrence of the Effective Time, terminate the Corporation’s 401(k) Plan and any other defined contribution retirement plan that is intended to meet the requirements of Section 401(k) of the U.S. Internal Revenue Code, and which is sponsored, or contributed to, by the Corporation or any of its Subsidiaries (collectively, the “401(k) Plan”) and no further contributions shall be made to the 401(k) Plan on or after the Effective Date with respect to compensation earned after the termination date of the 401(k) Plan, provided however, that any participant deferrals that are withheld from participants’ pay prior to the termination date of the 401(k) Plan that have not yet been deposited to the trust funding the 401(k) Plan as of such 401(k) Plan termination date may be deposited to such trust and allocated to participants’ account under the 401(k) Plan as soon as commercially practicable following the 401(k) Plan termination date. Unless the Purchaser requests that the 401(k) Plan not be terminated, the Corporation shall provide to the Purchaser (a) executed resolutions of the Board (or the board of directors of its Subsidiaries, as applicable) authorizing such termination, and (b) executed amendments to the 401(k) Plan which are sufficient to assure compliance with all applicable requirements of the U.S. Internal Revenue Code and regulations thereunder, including such that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination (the form and substance of which shall be subject to reasonable prior review and comment by the Purchaser). Purchaser shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the U.S. Internal Revenue Code that is sponsored by the Purchaser or one of its Subsidiaries (the “Purchaser 401(k) Plan”) that will cover Corporation Employees who remain employed after the Effective Date. In connection with the termination of the 401(k) Plan, the Purchaser shall use commercially reasonable best efforts to cause the Purchaser 401(k) Plan to accept from the 401(k) Plan the “direct rollover” of the account balance of each such Corporation Employee who participated in the 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the 401(k) Plan and the U.S. Internal Revenue Code.

Transaction Litigation

The Corporation shall as promptly as reasonably practicable notify the Purchaser in writing of any Transaction Litigation and shall keep the Purchaser informed on a reasonably prompt basis regarding any such Transaction Litigation. The Corporation shall give the Purchaser the opportunity to (a) participate in the defense of any Transaction Litigation, and (b) consult with counsel to the Corporation regarding the defense, settlement or compromise with respect to any such Transaction Litigation. For purposes of the covenants relating to Transaction Litigation of the Arrangement Agreement, “participate” means that the Purchaser will be kept reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Corporation and its counsel is not undermined or otherwise adversely affected), and the Purchaser may offer comments or suggestions with respect to such Transaction Litigation which the Corporation shall consider in good faith; provided that the Corporation shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Convertible Note Conversion

Prior to the Effective Time, the Corporation shall, and shall cause each of its Subsidiaries to, deliver all notices and take all actions that are required to effect the Convertible Note Conversion, the cancellation and discharge of the Convertible Note and the release of all Liens securing all obligations thereunder, in each case as contemplated by the Convertible Note Conversion Agreement.

Warrant Transactions

The Corporation shall promptly upon the Purchaser’s written request give notice to the Warrantholders as set forth in the Corporation Disclosure Letter of the transactions contemplated by the Arrangement Agreement, in form and substance reasonably satisfactory to the Purchaser (and including such information as may be requested by the Purchaser), and shall deliver to such Warrantholders any notices that may be required to be delivered, or that the Purchaser may request that the Corporation deliver, to such Warrantholders (in each case in form and substance reasonably satisfactory to the Purchaser). The Corporation shall provide drafts of any such notice, and of any other communications to any Warrantholders, to the Purchaser prior to delivery and shall provide the Purchaser and its counsel with a reasonable opportunity to review and to comment on such notice or other communication, and shall not deliver any such notices or other communications, that are not approved by the Purchaser as to form and content. The Corporation shall promptly provide notice to the Purchaser of any communications from any Warrantholder in connection with the transactions contemplated by the Arrangement Agreement or in connection with the communications described in the Arrangement Agreement, shall cooperate (and cause its Representatives to cooperate) with the Purchaser with respect to any communications or discussions with the Warrantholders. The Purchaser shall direct and manage any such communications and discussions, and the Purchaser and its Representatives shall be entitled to reasonable notice of, and to participate in, any communications or discussions by the Corporation and its Representatives with the Warrantholders.

The Corporation shall not propose to any Warrantholder, or agree to, any term (including any amount payable to any such Warrantholder pursuant to any Warrant), or take any other action in connection with the Warrants, without the prior written consent of the Purchaser. For the avoidance of doubt, the Arrangement Agreement and the Arrangement do not modify the rights of the Warrantholders as set forth in the applicable Warrants, and the Warrantholders shall have such rights with respect to the Warrants in connection with the transactions contemplated in the Arrangement Agreement as are set forth in the express terms of the Warrants, as such terms may from time to time have been, or be, amended by the agreement with the applicable Warrantholder. All outstanding Warrants that have not been exercised prior to the Effective Time will be assumed by the Purchaser and will continue in accordance with their terms.

Assignments

The Corporation shall use commercially reasonable efforts to provide (i) executed confirmatory assignments of Intellectual Property Rights from the current or former employees, independent contractors or consultants of the Corporation and its Subsidiaries, who have created the Corporation Owned IP, and (ii) executed agreements confirming ownership rights in the Corporation Owned IP in one or more of the Corporation and its Subsidiaries as designated by the Purchaser, in each case prior to the completion of the Arrangement, in a form that is reasonably satisfactory to the Purchaser. For the avoidance of doubt, the failure of the Corporation, after having used such commercially reasonable efforts, to actually obtain the assignments or agreements referred to in the prior sentence shall not constitute a breach of the Arrangement Agreement. In addition, the Corporation shall not be required to incur any obligations or make any payments to any third party in order to obtain such agreements, and shall not incur any such obligations or make any such payments without the prior consent of the Purchaser.

Third Party Consents

The Corporation shall use commercially reasonable best efforts to provide evidence reasonably satisfactory to the Purchaser, prior to the completion of the Arrangement, of receipt of all consents, approvals, novations, amendments and termination as set forth in the Corporation Disclosure Letter.

Payoff Letters and Release of Liens

The Corporation shall obtain from each holder of the Corporation indebtedness for borrowed money as set forth in the Corporation Disclosure Letter no later than three Business Days prior to the completion of the Arrangement, and deliver to the Purchaser, a confirmation, in form and substance reasonably acceptable to the Purchaser, setting forth the projected amounts required to pay off in full on the Effective Date, the indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest, prepayment and other penalties and any amounts owing pursuant to a per diem agreement) and wire transfer information for such payment and the undertaking of the creditor to release all Liens, if any, that the creditor may hold on any of the assets of the Corporation and each of its Subsidiaries upon receipt of all indebtedness owing to such creditor at the Effective Time (each, a “Payoff Letter”).

The Corporation shall take such action as may be required to obtain and file all agreements, instruments, certificates and other documents, in the form and substance reasonably satisfactory to the Purchaser, that are necessary or appropriate to release, discharge and terminate such of the Liens, and terminate the agreements, set forth in the Corporation Disclosure Letter, in each case as may be requested by the Purchaser.

Acknowledgment Regarding CVR

The Corporation acknowledges that as a public reporting company, the Purchaser may, from time to time, make public statements regarding its best estimate of the date by which the Milestone will be achieved, and that such date may be after the Milestone Outside Date. For the avoidance of doubt, the Purchaser will not be subject to any “efforts” obligations regarding achievement of the Milestone.

Additional Covenants Regarding Non-Solicitation

Non-Solicitation

Except as expressly provided for in the Arrangement Agreement, the Corporation shall not, directly or indirectly, through any officer, employee, Representative (including financial or other advisor) or agent of the Corporation or any of its Subsidiaries, and shall not permit any such person to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer from any person (other than the Purchaser) that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into, continue or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal, it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of the additional covenants regarding non-solicitation of the Arrangement Agreement (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting);

(e)	submit any Acquisition Proposal to a vote of the Corporation’s Shareholders; or

(f)	enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in the Arrangement Agreement).

Except as expressly provided for in the Arrangement Agreement, the Corporation shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations commenced prior to the date of the Arrangement Agreement with any person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	immediately discontinue access to and disclosure of all information regarding the Corporation and its Subsidiaries; and

(b)	to the extent that such information has not previously been returned or destroyed, promptly request the return or destruction of all copies of any confidential information regarding the Corporation or its Subsidiaries provided to any person other than the Purchaser, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights or entitlements.

The Corporation represents and warrants that neither the Corporation nor any of its Subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which the Corporation or any of its Subsidiaries is a party, except to permit submissions of expressions of interest solicited prior to the date of the Arrangement Agreement. The Corporation undertakes to enforce, or cause any of its Subsidiaries to enforce, all confidentiality, standstill or similar agreements or restrictions that it or any of its Subsidiaries has entered into prior to January 16, 2023 or enter into after January 16, 2023 and the Corporation covenants and agrees not to release any person from, or waive such person’s obligations respecting the Corporation, under any confidentiality, standstill or similar agreement or restriction to which the Corporation is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing the Arrangement Agreement shall not be a violation of the Arrangement Agreement).

Notification of Acquisition Proposals

If the Corporation or any of its Subsidiaries or any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries in connection with any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, including information, access, or disclosure relating to the properties, facilities, books or records of the Corporation or any of its Subsidiaries, the Corporation shall:

(a)	promptly notify the Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its terms and conditions, the identity of the person making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all written agreements and substantive documents, correspondence and other materials received in respect thereof, from or on behalf of any such person; and

(b)	keep the Purchaser promptly and reasonably informed of the status of all developments (including the timing of meetings of the Corporation’s Board or any committee thereof with respect thereto) and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request within 24 hours of receipt thereof, and shall respond as promptly as practicable to the Purchaser’s reasonable questions with respect thereto.

Responding to an Acquisition Proposal

Notwithstanding the additional covenants regarding non-solicitation of the Arrangement Agreement, or any other agreement between the Parties or between the Corporation and any other person, including the Non-Disclosure Agreement, if at any time, prior to obtaining the Required Shareholder Approval, the Corporation receives a bona fide written Acquisition Proposal that did not result from any breach of the Arrangement Agreement, the Corporation may (a) contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information of the Corporation or any of its Subsidiaries, if, in the case of this clause (b):

(a)	the Board (or any special committee thereof) first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(b)	such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction contained in any Contract entered into with the Corporation;

(c)	the Corporation has been, and continues to be, in compliance with its obligations under the additional covenants regarding non-solicitation of the Arrangement Agreement;

(d)	prior to or concurrently with providing any such copies, access, or disclosure, the Corporation enters into a confidentiality and standstill agreement with such person (if one has not already been entered into or if such previous agreement contains provisions that are more favourable in the aggregate to such person than those contained in the Non-Disclosure Agreement) that contains terms that are no more favourable to such person than those found in the Non-Disclosure Agreement, and provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with the Corporation and may not restrict the Corporation from complying with the additional covenants regarding non-solicitation of the Arrangement Agreement; and

(e)	the Corporation promptly provides the Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in paragraph (d) above, and, to the extent not previously provided to the Purchaser, copies of any information provided to such person.

Right to Match

If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to receipt of the Required Shareholder Approval, the Board (or any special committee thereof) may approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, or make a Change in Recommendation, if and only if:

(a)	the person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	the Corporation has been, and continues to be, in compliance with its obligations under the additional covenants regarding non-solicitation of the Arrangement Agreement;

(c)	the Corporation has delivered to the Purchaser a written notice of the determination of the Board (or any special committee thereof) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board (or any committee thereof) to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, together with a copy of such definitive agreement (including any ancillary agreements and any financing documents supplied to Corporation in connection therewith) (the “Superior Proposal Notice”);

(d)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Corporation;

(e)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)	the Purchaser has offered to amend the Arrangement Agreement and the Arrangement in accordance with its terms and the Board (or any special committee thereof) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser in accordance with the terms of the Arrangement Agreement;

(g)	the Board has determined in good faith, after consultation with its outside legal counsel, that the failure of the Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(h)	prior to or concurrently with entering into such definitive agreement, the Corporation terminates the Arrangement Agreement in connection with a Superior Proposal and pays the applicable Termination Fee.

During the Matching Period, or such longer period as the Corporation may approve (in its sole discretion) in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal, (b) the Board (or any special committee thereof) shall review any such offer made by the Purchaser to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (c) the Corporation shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board (or any special committee thereof) determines that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and the Corporation, and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and the Purchaser shall be afforded a new five Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal from the Corporation.

The Board shall promptly reaffirm the unanimous recommendation that Shareholders vote in favour of the Arrangement Resolution by press release after any Acquisition Proposal (or amendment thereto) which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of the Arrangement Agreement in accordance with its terms would result in an Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Purchaser and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its legal counsel.

If the Corporation provides a Superior Proposal Notice to the Purchaser after a date that is less than ten Business Days before the Meeting, the Corporation shall be entitled to and shall upon request from the Purchaser postpone the Meeting to a date that is not more than 15 Business Days after the scheduled date of the Meeting (and in any event, prior to the Outside Date).

Notwithstanding any Change in Recommendation, unless the Arrangement Agreement has been earlier terminated in accordance with its terms, the Arrangement Agreement shall be submitted to the Shareholders for the purpose of voting on the Arrangement Resolution and nothing contained in the Arrangement Agreement shall be deemed to relieve the Corporation of such obligation.

Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Corporation shall advise its Subsidiaries and its Representatives of the prohibitions set out in the additional covenants relating to non-solicitation of the Arrangement Agreement and any violation of the restrictions set forth in such additional covenants by any of the Corporation’s Subsidiaries or any Representatives of the Corporation or any of its Subsidiaries shall be deemed to be a breach of the additional covenants relating to non-solicitation of the Arrangement Agreement by the Corporation.

Closing Conditions

Mutual Conditions Precedent

Under the terms of the Arrangement Agreement, the Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties, subject to applicable Law:

(a)	the Interim Order and the Final Order shall have each been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

(c)	the Articles of Arrangement shall be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably; and

(d)	no Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement.

Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	(A) (i) the representations and warranties of the Corporation relating to organization and qualification, corporate authorization, execution and binding obligation, no conflict, capitalization, Subsidiaries, fairness opinion, brokers and transaction committee and board approval shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the Effective Time as if made at and as of such time; (B) (i) the representations and warranties relating to the absence of certain changes or events shall be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Time and (ii) the representations and warranties relating to the absence of certain changes or events of shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time; and (C) all other representations and warranties of Corporation set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for purposes of the Arrangement Agreement any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case (C) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (ii) the Corporation has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date;

(b)	the Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by the Purchaser, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and dated the Effective Date; and

(c)	since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect.

Additional Conditions Precedent to the Obligations of the Corporation

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(a)	(i) The representations and warranties of the Purchaser set forth in the Arrangement Agreement are true and correct in all respects (without regard to any materiality qualifications contained therein) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impede completion of the Arrangement, and (ii) the Purchaser has delivered a certificate confirming same to the Corporation, executed by two senior officers of the Purchaser (without personal liability), addressed to the Corporation and dated the Effective Date;

(b)	the Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Corporation, executed by two senior officers of the Purchaser (without personal liability), addressed to the Corporation and dated the Effective Date.

(c)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained therein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser has complied with its obligations under the Arrangement Agreement and the Depositary will have confirmed to the Corporation receipt from or on behalf of the Purchaser of the funds; and

(d)	the CVR Agreement shall have been duly executed and delivered by the Purchaser and the Rights Agent, and shall be in full force and effect.

Termination

The Parties have agreed that the Arrangement Agreement shall be effective from the date of the Arrangement Agreement until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Corporation or Purchaser, if:

(i)	the Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not so terminate the Arrangement Agreement if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(ii)	after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not so terminate the Arrangement Agreement if such illegality or prohibition has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not so terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)	the Corporation, if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under the Arrangement Agreement occurs that would cause any condition related to the representations and warranties or covenants of the Purchaser not to be satisfied, and such breach or failure is (i) incapable of being cured on or prior to the Outside Date or (ii) has not been cured within 30 days after receipt by the Purchaser of written notice of such breach; provided that the Corporation is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition related to its representations and warranties or covenants not to be satisfied; or

(ii)	prior to the receipt of the Required Shareholder Approval, the Board (or any special committee thereof) authorizes the Corporation to enter into a definitive written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement) with respect to a Superior Proposal, provided the Superior Proposal did not result from or involve a breach of the additional covenants regarding non-solicitation set forth in the Arrangement Agreement and that prior to or concurrent with such termination the Corporation pays the Termination Fee;

(d)	the Purchaser, if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under the Arrangement Agreement occurs that would cause any condition related to the Corporation’s representations and warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured on or has not been cured within 30 days after receipt by the Corporation of written notice of such breach prior to the Outside Date; provided that each of the Purchaser is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition related to the representations and warranties or covenants of the Purchaser not to be satisfied;

(ii)	(A) the Board (or any committee thereof) fails to recommend or withdraws, amends, modifies or qualifies in a manner adverse to the Purchaser or publicly proposes or states its intention to do any of the foregoing, or fails to publicly reaffirm within five Business Days after having been requested in writing by the Purchaser to do so, acting reasonably, the unanimous recommendation of the Board that Shareholders vote in favour of the Arrangement Resolution, or takes no position or a neutral position with respect to a publicly announced Acquisition Proposal for more than five Business Days after such Acquisition Proposal’s public announcement, or approves or recommends (or publicly proposes to do so) any Acquisition Proposal, (in each case, a “Change in Recommendation”), or (B) the Board (or any committee thereof) approves, recommends or authorizes the Corporation to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement) providing for the consummation of a Superior Proposal;

(iii)	the Corporation breaches its additional covenants regarding non-solicitation set forth in the Arrangement Agreement in any material respect; or

(iv)	there has occurred a Material Adverse Effect on or after the date of the Arrangement Agreement that is incapable of being cured on or prior to the Outside Date or has not been cured within 30 days after receipt by the Corporation of written notice of such Material Adverse Effect; or

(e)	the Purchaser, by the close of business on the next Business Day following the Meeting, if Dissent Rights have been exercised with respect to more than 10% of the issued and outstanding Shares.

Effect of Termination and Survival

If the Arrangement Agreement is terminated, the Arrangement Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party to the Arrangement Agreement, except that the general provisions of the Arrangement Agreement, the rules of construction and access to information and confidentiality provisions of the Arrangement Agreement shall survive, and provided that no Party shall be relieved of any liability for any fraud or any intentional and material breach by it of the Arrangement Agreement.

Termination Fee

Despite any other provision of the Arrangement Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, upon the termination of the Arrangement Agreement further to the occurrence of any of the following events (each, a “Termination Fee Event”), the Corporation shall pay the Purchaser (or as the Purchaser may direct in writing) a termination fee in the amount of US$3,824,000 (the “Termination Fee”):

(a)	by the Corporation, pursuant to its right to terminate the Arrangement Agreement in the context of a Superior Proposal;

(b)	by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the context of a Superior Proposal, a Change in Recommendation or a material breach of the Corporation’s additional covenants regarding non-solicitation set forth in the Arrangement Agreement;

(c)	by the Purchaser or the Corporation, pursuant to a failure to obtain the Required Shareholder Approval or the occurrence of the Outside Date, at the time when the Purchaser would have been entitled to terminate the Arrangement Agreement pursuant to a Change in Recommendation or a material breach of the Corporation’s additional covenants regarding non-solicitation set forth in the Arrangement Agreement;

(d)	(A) by the Purchaser or the Corporation, pursuant to a failure to obtain the Required Shareholder Approval or the occurrence of the Outside Date, or (B) by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the context of a breach of a representation or warranty or failure to perform a covenant by the Corporation if, in either of the cases set out in clause (A) or (B) of this paragraph:

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced by any person (other than the Purchaser or any of its affiliates); and

(ii)	within 12 months following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (ii) Corporation or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” has the meaning assigned to such term under “Glossary of Terms”, except that references to “20% or more” shall be deemed to be references to “50% or more”.

The Termination Fee shall be paid by the Corporation to the Purchaser as follows, by wire transfer of immediately available funds to an account designated by the Purchaser, if a Termination Fee Event occurs due to:

(a)	a termination of the Arrangement Agreement described in paragraph (a) above, prior to or simultaneously with the occurrence of such Termination Fee Event;

(b)	a termination of the Arrangement Agreement described in paragraph (b) above, within two business days of the occurrence of such Termination Fee Event;

(c)	a termination of the Arrangement Agreement described in paragraph (c) above, within two business days of the occurrence of such Termination Fee Event; and

(d)	a termination of the Arrangement Agreement described in paragraph (d) above, on or prior to the consummation of the Acquisition Proposal.

Injunctive Relief, Specific Performance and Remedies

The Corporation and the Purchaser are entitled to injunctive and other equitable relief to prevent breaches of the Arrangement Agreement and to enforce compliance with the terms of the Arrangement Agreement, in addition to any other remedy to which the Corporation and the Purchaser may be entitled at law or in equity, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Expenses

Except as expressly provided under the Arrangement Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to the Arrangement Agreement or the transactions contemplated thereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursement of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in the Arrangement Agreement prevents or limits the Corporation from paying the reasonable fees and disbursements (plus applicable taxes, if any) of its legal, accounting and financial advisors which are incurred by the Corporation in connection with the transactions contemplated in the Arrangement Agreement.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracy or modify any of the representations or warranties contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions contained in the Arrangement Agreement.

Governing Law

The Arrangement Agreement is governed by and is interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Under the Arrangement Agreement, each Party irrevocably attorned and submitted to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waived objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

The CVR Agreement

The following is a summary only of certain material terms of the CVR Agreement, and is qualified in its entirety by the full text of the CVR Agreement. Shareholders are urged to read the CVR Agreement in its entirety. The CVR Agreement has been filed, and is available, on SEDAR at www.sedar.com as a schedule to the Arrangement Agreement and on EDGAR at www.sec.gov/edgar as a schedule to the Arrangement Agreement.

Overview

The CVR Agreement will be entered into between the Purchaser and the Rights Agent effective upon closing of the Arrangement. Each Shareholder (who has not validly exercised Dissent Rights) will be issued one CVR per Share of the Corporation held by such Shareholder. In addition, holders of RSUs, holders of SARs and holders of In-the-Money Options will receive one CVR for each RSU, SAR or In-the-Money Option held by them. The CVRs will be issued at the Effective Time by the Purchaser or at its direction.

Each CVR will entitle the registered holder of such CVR (the “CVR Holder”) to receive a one-time payment upon achievement of the Milestone, as applicable and without any aggregation, an amount equal to US$12.00 in cash if the Milestone is achieved on or prior to June 30, 2026, which payment shall be reduced to US$8.00 in cash per CVR if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or US$4.00 in cash if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027; provided, however, that if the Milestone shall not be achieved by December 31, 2027 (the “Milestone Outside Date”), no amount will be payable. If the Milestone is not achieved by the Milestone Outside Date, the Purchaser shall deliver to the Rights Agent a written notice indicating that the Milestone was not achieved (the “Milestone Failure Notice”) on or prior to the date that is twenty Business Days following the Milestone Outside Date.

For the avoidance of doubt, the payment to be made in respect of the Milestone shall only be paid, if at all, one time, and the maximum potential amount payable per CVR under the CVR Agreement shall be US$12.00.

The CVR Agreement provides that, notwithstanding anything in the CVR Agreement to the contrary, in no event shall Purchaser or any of its Affiliates be required to undertake any level of efforts, or employ any level of resources, to develop any product or achieve the Milestone.

Pursuant to the CVR Agreement, the Purchaser will unconditionally and irrevocably guarantee in favour of the CVR Holders the due and punctual payment and performance by the Purchaser, of each and every obligation of the Purchaser contained in the CVR Agreement, including the payment of any Milestone Payment payable to CVR Holders in accordance with the terms of the CVR Agreement.

CVR Register

The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purpose of (i) identifying CVR Holders and (ii) registering CVRs and permitted transfers thereof. The CVRs will not be certificated or sent to CVR Holders.

The CVR Register will initially show one position for Cede & Co. representing all the Shares held by DTC on behalf of the street name holders of the Shares held by such Shareholders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payment to be made pursuant to the CVR Agreement, the Rights Agent will accomplish the payment to any former street name Shareholders by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

A CVR Holder may make a written request to the Rights Agent to change such CVR Holder’s address of record in the CVR Register. The written request must be duly executed by the CVR Holder. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register.

Payment Procedures

The CVR Agreement provides that on or prior to the date that is 20 Business Days following the achievement by the Purchaser, the Corporation or any of their respective affiliates of the Milestone, the Purchaser shall deliver to the Rights Agent (i) the Milestone Notice and an Officer’s Certificate certifying the date of such achievement and that the CVR Holders are entitled to receive the Milestone Payment, (ii) any letter of instruction reasonably required by the Rights Agent, and (iii) a payment for the aggregate amount necessary to pay to each CVR Holder an amount equal to the product of (a) the Milestone Payment, and (b) the Milestone Payment Amount. Until the Rights Agent receives such Milestone Notice and corresponding Officer’s Certificate, the Rights Agent may presume conclusively for all purposes that no event has occurred that would require payment of a Milestone Payment. If the Milestone shall not have been achieved by the Milestone Outside Date, Purchaser shall deliver to the Rights Agent a Milestone Failure Notice on or prior to the date that is 20 Business Days following the Milestone Outside Date.

Within 10 Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, the Rights Agent shall send each CVR Holder at its registered address a copy of the Milestone Notice and shall pay the Milestone Payment Amount by cheque mailed to the address of each CVR Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice. The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of the Milestone Failure Notice, send each Holder at its registered address a copy of such Milestone Failure Notice.

The Purchaser or its affiliates shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to the CVR Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax law and in accordance with the Withholding Tax Ruling, if obtained, as may reasonably be determined by the Purchaser or the Rights Agent. Any such withholding may be made, or caused to be made, by the Purchaser through making payments with respect to CVR Holders who received CVRs in consideration of Options through the Corporation’s or its Subsidiaries’ payroll system or any successor payroll system. In lieu of withholding such amounts, the Purchaser or its affiliates shall be entitled to otherwise recover or to require a CVR Holder to provide for such applicable Taxes. Prior to making any Tax withholdings or causing any Tax withholdings to be made with respect to any CVR Holder, other than ordinary course payroll withholding and reporting on any Milestone Payment Amount, the Rights Agent shall use customary efforts to solicit IRS Form W-9s or W-8s, or any other appropriate forms or information, from CVR Holders in order to provide a reasonable opportunity for the CVR Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding, and the payment to be made in respect of the Milestone may be reasonably delayed in order to gather such necessary Tax forms. The Purchaser, its affiliates and the Rights Agent may assume all such forms in its possession or provided by any CVR Holder are valid under applicable law until subsequently notified by such CVR Holder. The Rights Agent shall promptly remit, or cause to be remitted, any amounts withheld in respect of Taxes to the appropriate governmental authority. To the extent any amounts are so deducted and withheld and properly remitted to the appropriate governmental authority, such amounts shall be treated for all purposes of the CVR Agreement as having been paid to the person in respect of whom such deduction and withholding was made, and as required by applicable law, the Purchaser shall deliver (or shall cause the Rights Agent to deliver) to the person to whom such amounts would otherwise have been paid an original IRS Form 1099 or other reasonably acceptable evidence of such withholding.

Following the date of the Arrangement Agreement, the Corporation shall instruct its Israeli counsel, advisors to prepare and file with the ITA an application for the Withholding Tax Ruling that exempts the Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to the Arrangement Agreement and the CVR Agreement for CVR consideration. If the Withholding Tax Ruling is obtained, the Payee will deliver within three Business Days prior to the Withholding Drop Date either a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable or a Valid Tax Certificate to the Payor, then the Consideration due to the Shareholder shall be paid to the Shareholder and the deduction and withholding of any Israeli Taxes shall be made in accordance with and subject to any non-Israeli withholding applicable to the payment. If the Payee does not provide the Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation or a Valid Tax Certificate, by no later than three Business Days before the Withholding Drop Date or submits a written request with Payor to release his or her portion of the Consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation or a Valid Tax Certificate at such time, then the amount to be withheld from such Payee’s portion of the Consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable. Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made in US Dollars shall be calculated on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments made to the Payee. Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the Consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the foregoing terms, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly.

Restrictions on Transfer of CVRs

CVRs may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an Intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder’s right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser, in each case, as described under “Other Material Terms — Ability to Abandon CVR” below.

Every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the CVR Holder thereof, the CVR Holder’s attorney-in-fact duly authorized in writing, the CVR Holder’s personal Representative duly authorized in writing or the CVR Holder’s survivor, with written documentation evidencing such person’s status as the CVR Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of the CVR Agreement, register the transfer of the CVRs in the CVR Register. The Purchaser and the Rights Agent may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of the CVR Agreement that requires the payment by a CVR Holder of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Purchaser and will entitle the transferee to the same benefits and rights under the CVR Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with the CVR Agreement.

The Rights Agent

The Rights Agent will not have any liability for any actions taken, suffered or omitted to be taken in connection with the CVR Agreement, except to the extent of its willful misconduct, bad faith or gross negligence (in each case as determine by a final non-appealable judgment of a court of competent jurisdiction). The Purchaser agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demands, suits or expense (including reasonable expenses and counsel fees and other disbursements) arising out of or in connection with the Rights Agent’s preparation, delivery, negotiation, amendment, administration and execution of the CVR Agreement and the exercise and performance of its duties under the CVR Agreement, including the reasonable out-of-pocket costs and expenses of counsel in defining the Rights Agent against any loss, liability, damage, judgment, fine, penalty, claim, demands, suits or expense, unless such loss has been determined by a final non-appealable judgment of court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith or willful misconduct.

The Rights Agent may resign at any time giving written notice thereof to the Purchaser specifying a date when such resignation will take effect. Such notice must be sent at least 30 days prior to the date so specified, and such resignation will be effective on the date so specified. The Rights Agent will reasonably cooperate with the Purchaser and any successor rights agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor rights agent, including transferring the CVR Register to the successor rights agent.

Covenants of the Purchaser

Among other things, the Purchaser has agreed to furnish or cause to be furnished to the Rights Agent in such form as the Purchaser receives from the Transfer Agent (or other agent performing similar services for the Corporation with respect to the Shares, the In-the-Money Options, SARs or the RSUs), the names and addresses of the CVR Holders within 30 Business Days of the Effective Time.

The Purchaser shall also, and shall cause its affiliates to, keep records in sufficient detail to enable the CVR Holders to determine the amounts payable under the CVR Agreement.

Other Material Terms

No Voting, Dividends or Interest; No Equity or Ownership Interest

The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any CVR Holder. The CVRs will not represent any equity or ownership interest in the Purchaser, any constituent corporation to the Plan of Arrangement or any of their respective affiliates.

Ability to Abandon CVR

A CVR Holder may at any time, at such CVR Holder’s option, abandon all of such CVR Holder’s remaining rights in a CVR by transferring such CVR to the Purchaser without consideration therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Holder of such transfer and cancellation. Nothing in the CVR Agreement shall prohibit the Purchaser or any of its affiliates from offering to acquire or acquiring any CVRs for consideration from the CVR Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Purchaser or any of its affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the CVR Agreement.

Amendments without Consent of CVR Holders

Without the consent of any CVR Holders, the Purchaser and its affiliates, when authorized by a board resolution, at any time and from time to time, may enter into one or more amendments to the CVR Agreement, for any of the following purposes:

(a)	to evidence the succession of another person as a successor to the Purchaser and the assumption by any such successor of the covenants of the Purchaser;

(b)	to add to the covenants of the Purchaser such further covenants, restrictions, conditions or provisions as the Purchaser and the Rights Agent will consider to be for the protection of the CVR Holders; provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders;

(c)	to cure any ambiguity, to correct or supplement any provision that may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the CVR Agreement; provided that, in each case, such provisions do not adversely affect the rights of the CVR Holders;

(d)	as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws, and to ensure that the CVRs are not subject to the prospectus requirement under applicable Canadian Securities Laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(e)	to evidence the succession of another person as a successor to the Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent; or

(f)	any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR Holders.

Amendments with Consent of CVR Holders

In addition to any amendments to the CVR Agreement that may be made by the Purchaser and its affiliates without the consent of any CVR Holder, with the consent of the holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register at the time of determination, whether evidenced in writing or taken at a meeting of the CVR Holders, the Purchaser and its affiliates, when authorized by a board resolution, and the Rights Agent may enter into one or more amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, even if such addition, elimination or change is materially adverse to the interest of the CVR Holders.

Principal Legal Matters

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Neovasc obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “E” to this Circular.

Subject to obtaining the Required Shareholder Approval at the Meeting, the hearing in respect of the Final Order is currently expected to take place on or about March 9, 2023 at 9:45 a.m. (Vancouver time) at the courthouse located at 800 Smithe Street, Vancouver, British Columbia. Any Shareholder and any other party with legal standing who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the notice of hearing of Petition (the “Notice of Hearing of Petition”) and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Hearing and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Hearing of Petition is attached as Appendix “F” to this Circular.

If (a) the Required Shareholder Approval is obtained, (b) the Final Order is obtained, and (c) all other conditions under the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed and the Arrangement will become effective on the Effective Date.

Canadian Securities Law Matters

Neovasc is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and, accordingly, is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally by requiring enhanced disclosure, approval by a majority of security holders excluding interested parties and/or, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a related party of Neovasc (which includes the directors and senior officers of Neovasc) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of Neovasc. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a related party of Neovasc is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Neovasc or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the outstanding Shares, or (B) (x) the related party discloses to an independent committee of Neovasc the amount of Consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (B) (x), and (y) the independent committee’s determination is disclosed in this Circular.

If a “related party” receives a “collateral benefit” in connection with the Arrangement, the Arrangement Resolution will also require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must also be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Neovasc who receive a “collateral benefit” in connection with the Arrangement.

Certain of the directors and senior officers of the Corporation hold Options, RSUs and SARs. If the Arrangement is completed, all Options, RSUs and SARs will vest in accordance with their terms and become unconditionally vested and, in the case of Options, exercisable, and such directors and senior officers holding In-the-Money Options, RSUs or SARs are entitled to the Consideration at the Effective Time net of withholding Taxes (if applicable). The accelerated vesting of Options, RSUs and SARs may be considered to be “collateral benefits” received by the applicable directors and senior officers of the Corporation for the purposes of MI 61-101. See “Particulars of the Arrangement – Summary of the Arrangement” and “Particulars of the Arrangement – Interests of Directors and Officers in the Arrangement”.

Each of Fred Colen, Bill Little, Chris Clark, John Panton, Lisa Becker and Sarah Gallagher is a “related party” of Neovasc by virtue of his or her role as a senior officer of Neovasc and each of Alexei Marko, Doug Janzen, Steve Rubin and Paul Geyer, is a “related party” of Neovasc by virtue of his role as a director (collectively, the “Neovasc Officers and Directors”).

Following disclosure by management of the Corporation to the Special Committee of the number of Shares, Options, RSUs and SARs held by the Neovasc Officers and Directors and the total Consideration that they are expected to receive pursuant to the Arrangement, the Special Committee has determined that, other than Fred Colen, President & Chief Executive Officer of the Corporation, Doug Janzen, Director of the Corporation and Norman Radow, Director of the Corporation, the Neovasc Officers and Directors, and their associated entities, each beneficially own, or exercise control or direction over, less than 1% of the outstanding Shares. Accordingly, such directors and officers will not be considered to have received a “collateral benefit” under MI 61-101.

In the case of Fred Colen, the Special Committee determined that he beneficially owns or exercises control or direction over more than 1% of the Shares (calculated in accordance with the provisions of MI 61-101) and, upon the completion of the Arrangement, with the accelerated vesting of 29,443 Options, 26,450 RSUs and 113,000 SARs held by Mr. Colen, represent a value that is greater than 5% of the value of the Consideration Mr. Colen will receive in connection with the Arrangement. Accordingly, the Special Committee, acting in good faith, determined that the benefit Mr. Colen will receive as a result of the completion of the Arrangement constitutes a “collateral benefit” under MI 61-101, and any Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Mr. Colen must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Record Date, Mr. Colen held, or exercised control or direction over, directly or indirectly 15,617 Shares, 53,775 Options, 27,716 RSUs and 113,000 SARs. As a result, a total of 15,617 Shares held by Mr. Colen will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

In the case of Doug Janzen, the Special Committee determined that he beneficially owns or exercises control or direction over more than 1% of the Shares (calculated in accordance with the provisions of MI 61-101) and, upon the completion of the Arrangement, with the accelerated vesting of 2,477 Options and 2,134 RSUs held by Mr. Janzen, represent a value that is greater than 5% of the value of the Consideration Mr. Janzen will receive in connection with the Arrangement. Accordingly, the Special Committee, acting in good faith, determined that the benefit Mr. Janzen will receive as a result of the completion of the Arrangement constitutes a “collateral benefit” under MI 61-101, and any Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Mr. Janzen must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Record Date, Mr. Janzen held, or exercised control or direction over, directly or indirectly 38,779 Shares, 4,650 Options and 2,267 RSUs. As a result, a total of 38,779 Shares held by Mr. Janzen will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

In the case of Norman Radow, the Special Committee determined that he beneficially owns or exercises control or direction over more than 1% of the Shares (calculated in accordance with the provisions of MI 61-101) and, upon the completion of the Arrangement, with the accelerated vesting of 2,477 Options and 2,068 RSUs held by Mr. Radow, represent a value that is greater than 5% of the value of the Consideration Mr. Radow will receive in connection with the Arrangement. Accordingly, the Special Committee, acting in good faith, determined that the benefit Mr. Radow will receive as a result of the completion of the Arrangement constitutes a “collateral benefit” under MI 61-101, and any Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by Mr. Radow must be excluded for purposes of determining whether minority approval of the Arrangement Resolution has been obtained. As of the Record Date, Mr. Radow held, or exercised control or direction over, directly or indirectly 2,752 Shares, 4,650 Options and 2,068 RSUs. As a result, a total of 2,752 Shares held by Mr. Radow will be excluded from the “minority approval” vote conducted pursuant to MI 61-101.

To the knowledge of the directors and senior officers of Neovasc, after reasonable enquiry, there have been no prior valuations (as defined in MI 61-101) prepared in respect of Neovasc within the 24 months preceding the date of this Circular.

See “Particulars of the Arrangement – Interests of Directors and Officers in the Arrangement” in this Circular for detailed information regarding the benefits and other payments to be received by each of the directors and senior officers in connection with the Arrangement.

Issuance and Resale of CVRs under Canadian Securities Laws

Each Shareholder is urged to consult his professional advisors to determine the conditions and restrictions applicable to trades in CVRs under applicable Securities Laws. Pursuant to the terms of the CVR Agreement, the CVRs may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an Intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder’s right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser. The CVRs are not considered securities under applicable Canadian Securities Laws and, if ever they were deemed to be securities, their issuance in connection with the Arrangement would be exempt from prospectus requirements applicable under Canadian Securities Laws.

Issuance and Resale of CVRs under U.S. Securities Laws

Each U.S. Holder is urged to consult his professional advisors to determine the conditions and restrictions applicable to trades in CVRs under applicable Securities Laws. Pursuant to the terms of the CVR Agreement, the CVRs may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an Intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder’s right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser.

Exemptions from the Registration Requirements of the U.S. Securities Act

The CVRs are not considered to be “securities” under applicable U.S. Securities Laws and, if ever they were deemed to be securities, their issuance will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance on section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Holders reside.

Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or Governmental Entity expressly authorized by law to grant such approval. Accordingly, the Final Order, if granted, constitutes a basis for exemption from the registration requirements of the U.S. Securities Act with respect to the CVRs issued in connection with the Arrangement, if deemed to be securities.

Stock Exchange De-Listing and Reporting Issuer Status

The Shares are currently listed on the TSX under the symbol “NVCN” and the NASDAQ under the symbol “NVCN”. It is expected that trading of the Shares will cease in the public market shortly after completion of the Arrangement and the Shares will cease to be listed on the TSX and the NASDAQ. In addition, the Purchaser will seek to have Neovasc deemed to have ceased to be a reporting issuer under Canadian Securities Laws, as a result of which Neovasc will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators upon ceasing to be a reporting issuer in Canada. Neovasc will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable). As of the Effective Date, Neovasc Share certificates will only represent the right of a Registered Shareholder to receive, upon surrender thereof, the Cash Portion of the Consideration to which such holder is entitled under the Arrangement.

Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration

Letter of Transmittal

If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal. If the Arrangement Resolution is passed and the Arrangement is implemented, in order to receive the payment for your Shares, you must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it (or a manually executed facsimile thereof) together with your certificate(s) and/or DRS Advice(s) representing Shares and the other relevant documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under the Corporation’s profile on SEDAR at www.sedar.com.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and the Purchaser upon the terms and subject to the conditions of the Arrangement.

In all cases, payment for Shares deposited will be made only after timely receipt by the Depositary of certificates and/or DRS Advices representing such Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying this Circular, or a manually executed facsimile thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

Shareholders who do not deliver the certificates and/or DRS Advices representing the Shares held by them and all other required documents to the Depositary on or before the date which is 12 months after the Effective Time will lose their right to receive the Consideration for their Shares from the Depositary and thereafter shall look only to the Purchaser (subject to abandoned property, escheat and similar laws) for any claim to receive the Consideration as a general unsecured creditor thereof. In any event, any right or claim to receive the applicable Consideration that remains outstanding on the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares in accordance with the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

Where a certificate for Shares has been destroyed, lost or stolen, the Registered Shareholder of that certificate should immediately contact the Depositary as set forth in the Letter of Transmittal. A replacement certificate will be issued upon the Registered Shareholder satisfying the requirements of the Transfer Agent and Neovasc relating to replacement Share certificate(s).

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) and/or DRS Advice(s) deposited therewith, the certificate(s) and/or DRS Advice(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Arrangement will be determined by Neovasc and the Purchaser in their full and sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Purchaser reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. Depositing Shareholders agree that such determination shall be final and binding. There shall be no duty or obligation on the Purchaser or the Depositary to give notice of any defect or irregularity in any deposit of Shares and no liability shall be incurred by Purchaser of Depositary for failure to give such notice.

The method of delivery of certificates and/or DRS Advice(s) representing the Shares and all other required documents is at the election and risk of the person depositing the same. Neovasc and the Purchaser recommend that such documents be delivered by hand to the Depositary at its offices specified in the Letter of Transmittal, and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained.

If you are a Non-Registered Shareholder, you should carefully follow the instructions from the Intermediary that holds Shares on your behalf in order to receive payment for your Shares.

Delivery of Consideration

In accordance with the terms of the Arrangement Agreement, at or prior to the Effective Date, Purchaser shall deliver sufficient funds to Depositary, representing full payment for all of the Shares.

Upon surrender to the Depositary for cancellation of certificate(s) and/or DRS Advice(s) which immediately prior to the Effective Time represented one or more Shares, together with the Letter of Transmittal and such additional documents and instruments properly completed and duly executed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) and/or DRS Advice(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, as directed by such Shareholder in their Letter of Transmittal, as soon as practicable after the Effective Date by wire transfer or by first-class insured mail, postage prepaid, a cheque, representing the Cash Portion of the Consideration which such Shareholder has the right to receive under the Arrangement, less applicable withholdings and other source deductions in accordance with the Plan of Arrangement, and the certificate and/or DRS Advice so surrendered shall forthwith be cancelled. Until surrendered, each certificate and/or DRS Advice which immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Cash Portion of the Consideration in lieu of such certificate and/or DRS Advice, less any amounts withheld pursuant to the Plan of Arrangement.

Unless otherwise directed in the Letter of Transmittal, cheques will be issued in the name of the registered holder of Shares so deposited. Unless the person who deposits Shares instructs the Depositary to hold a cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail to the address provided in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the person as shown on the applicable register of Neovasc.

Under no circumstances will interest accrue or be paid by Neovasc, the Purchaser or the Depositary to persons depositing Shares on the Consideration payable for Shares by the Purchaser under the Arrangement, regardless of any delay in making the payment.

In accordance with the Plan of Arrangement but subject to any applicable unclaimed property laws, any portion of funds held by the Depositary that has not been delivered to a holder of an outstanding Share pursuant to the Plan of Arrangement, within 12 months after the Effective Time shall promptly be paid to Purchaser, and thereafter each holder of an outstanding Share who has not heretofore complied with the exchange procedures set forth in and contemplated by the Plan of Arrangement shall look only to Purchaser (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to the Plan of Arrangement.

The Purchaser and the Depositary will be entitled to deduct and withhold from any Consideration otherwise payable to a Shareholder applicable withholdings and other source deductions in accordance with the Plan of Arrangement.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by Neovasc against certain liabilities under applicable Securities Laws and expenses in connection therewith.

In accordance with the CVR Agreement, each Shareholder (who has not validly exercised Dissent Rights) will be issued one CVR per Share of the Corporation held by such Shareholder. In addition, holders of In-the-Money Options, RSUs and SARs will receive on CVR for each In-the-Money Option, RSU and SAR. The CVRs will be issued at the Effective Time by the Purchaser or at its discretion.

The Rights Agent will maintain the CVR Register for the purpose of (i) identifying CVR Holders and (ii) registering CVRs and permitted transfers thereof. The CVRs will not be certified or sent to CVR Holders.

Payment of Consideration

In accordance with the terms of the Arrangement Agreement, at or prior to the Effective Date, Purchaser shall deliver sufficient funds to Depositary, representing full payment for all of the Shares.

In accordance with the Plan of Arrangement but subject to any applicable unclaimed property laws, any portion of funds held by the Depositary that has not been delivered to a holder of an outstanding Share pursuant to the Plan of Arrangement, within 12 months after the Effective Time shall promptly be paid to Purchaser, and thereafter each holder of an outstanding Share who has not heretofore complied with the exchange procedures set forth in and contemplated by the Plan of Arrangement shall look only to Purchaser (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to the Plan of Arrangement. In any event, any right or claim to receive the applicable Consideration that remains outstanding on the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares in accordance with the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

The CVR Agreement provides that on or prior to the date that is 20 Business Days following the achievement by the Purchaser, the Corporation or any of their respective affiliates of the Milestone, the Purchaser shall deliver to the Rights Agent (i) the Milestone Notice and an Officer’s Certificate certifying the date of such achievement and that the CVR Holders are entitled to receive the Milestone Payment, (ii) any letter of instruction reasonably required by the Rights Agent, and (iii) a payment for the aggregate amount necessary to pay each CVR Holder an amount equal to the product of (a) the Milestone Payment, and (b) the number of CVRs held by such CVR Holder as reflected on the CVR Register as of the close of business on the date of the Milestone.

If the Milestone is achieved, within ten Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, the Rights Agent shall send each CVR Holder at its registered address a copy of the Milestone Notice and shall pay the Milestone Payment Amount by cheque mailed to the address of each CVR Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice. A CVR Holder may make a written request to the Rights Agent to change such CVR Holder’s address of record in the CVR Register. The written request must be duly executed by the CVR Holder. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register.

The CVR Register will initially show one position for Cede & Co. representing Shares held by DTC on behalf of the street holders of the Shares held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payment made pursuant to the CVR Agreement, the Rights Agent will accomplish the payment to any former street name Shareholders by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

Information Concerning the Corporation

The following information about the Corporation is a general summary only and is not intended to be comprehensive.

Neovasc is a company organized and existing under the CBCA. The Corporation’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at Suite 5138, 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7.

Neovasc is a specialty medical device company that develops, manufactures and market products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc ReducerTM, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the TiaraTM, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. The Shares are listed on the TSX under the trading symbol “NVCN” and the NASDAQ under the symbol “NVCN”.

Market Price and Trading Volume Information

TSX

The following table summarizes the market prices (CAD) and volumes of trading of the Shares on the TSX for the 12 months preceding the date of the Circular:

	Price Range (C$)
Month	High	Low	Trading Volume
January 2022	$16.00	$12.75	14,227
February 2022	$19.75	$13.25	19,911
March 2022	$15.75	$12.00	16,629
April 2022	$14.25	$8.22	22,580
May 2022	$9.2	$6.06	19,010
June 2022	$7.91	$6.00	7,866
July 2022	$9.45	$7.65	7,874
August 2022	$10.20	$8.41	13,473
September 2022	$9.78	$8.24	10,180
October 2022	$9.12	$8.81	3,109
November 2022	$12.00	$8.63	12,595
December 2022	$22.90	$10.80	33,708
January 2023	$37.80	$19.11	95,389
February 1–2, 2023	$37.37	$36.67	1,774

NASDAQ

The following table summarizes the market prices (USD) and volumes of trading of the Shares on the NASDAQ for the 12 months preceding the date of the Circular:

	Price Range (US$)
Month	High	Low	Trading Volume
January 2022	$12.50	$9.83	35,134
February 2022	$15.75	$10.25	85,108
March 2022	$12.68	$9.30	26,842
April 2022	$11.24	$6.37	48,959
May 2022	$6.96	$4.68	71,289
June 2022	$6.32	$4.59	49,519
July 2022	$7.40	$5.72	36,603
August 2022	$7.99	$6.82	54,325
September 2022	$7.48	$6.29	31,802
October 2022	$6.81	$6.47	28,428
November 2022	$8.75	$6.47	39,818
December 2022	$16.86	$7.76	116,868
January 2023	$28.26	$14.03	496,710
February 1–2, 2023	$28.10	$27.85	8,356

The Consideration of US$27.25 to be received by Shareholders for each Share under the Plan of Arrangement represents a 0% premium over the closing price of the Shares on February 2, 2023. The Consideration also represents a premium of approximately 14.12% to the Corporation’s 30-day volume weighted average price and a premium of approximately 186.77% to the Corporation’s volume weighted average price over the twelve-month period ended on February 2, 2023.

Previous Purchases and Sales

The following Shares or other securities of Neovasc have been issued by Neovasc during the 12-month period preceding the date of this Circular:

Date of Issuance	Date/ Purpose	Description of Securities Issued	Number of Securities	Price per Security
June 6, 2022	Participant Grants	RSUs	32,618	US$	5.84
June 6, 2022	Participant Grants	SARs	99,000	US$	5.84
June 6, 2022	Participant Grants	Options	68,650	US$	5.84
July 18, 2022	Participant Grants	Options	5,250	US$	5.95
September 19, 2022	Participant Grants	Options	10,250	US$	6.50

Previous Distributions

For the five years preceding the date of this Circular, the Corporation has completed the following distributions of Shares:

Date	Description	Number of Securities	Price per Security	Aggregate Proceeds
February 8, 2018	Shares issued on exercise of warrants	20	Nil	Nil	(1)
February 9, 2018	Shares issued on exercise of warrants	48	Nil	Nil	(1)
February 10, 2018	Shares issued on exercise of warrants	56	Nil	Nil	(1)
February 13, 2018	Shares issued on exercise of warrants	56	Nil	Nil	(1)
February 14, 2018	Shares issued on exercise of warrants	78	Nil	Nil	(1)
February 15, 2018	Shares issued on exercise of warrants	110	Nil	Nil	(1)
February 16, 2018	Shares issued on exercise of warrants	71	Nil	Nil	(1)
February 20, 2018	Shares issued on exercise of warrants	71	Nil	Nil	(1)
February 21, 2018	Shares issued on exercise of warrants	76	Nil	Nil	(1)
February 26, 2018	Shares issued on exercise of warrants	222	Nil	Nil	(1)
February 27, 2018	Shares issued on exercise of warrants	54	Nil	Nil	(1)
February 28, 2018	Shares issued on exercise of warrants	61	Nil	Nil	(1)
March 1, 2018	Shares issued on exercise of warrants	164	Nil	Nil	(1)
March 1, 2018	Shares issued on exercise of warrants	327	Nil	Nil	(1)
March 2, 2018	Shares issued on exercise of warrants	82	Nil	Nil	(1)
March 2, 2018	Shares issued on exercise of warrants	340	Nil	Nil	(1)
March 5, 2018	Shares issued on exercise of warrants	82	Nil	Nil	(1)
March 6, 2018	Shares issued on exercise of warrants	164	Nil	Nil	(1)
March 7, 2018	Shares issued on exercise of warrants	210	Nil	Nil	(1)
March 7, 2018	Shares issued on exercise of warrants	415	Nil	Nil	(1)
March 8, 2018	Shares issued on exercise of warrants	378	Nil	Nil	(1)
March 9, 2018	Shares issued on exercise of warrants	466	Nil	Nil	(1)
March 9, 2018	Shares issued on exercise of warrants	840	Nil	Nil	(1)
March 13, 2018	Shares issued on exercise of warrants	842	Nil	Nil	(1)
March 14, 2018	Shares issued on exercise of warrants	673	Nil	Nil	(1)
March 15, 2018	Shares issued on exercise of warrants	848	Nil	Nil	(1)
March 16, 2018	Shares issued on exercise of warrants	670	Nil	Nil	(1)
March 19, 2018	Shares issued on exercise of warrants	1,398	Nil	Nil	(1)
March 20, 2018	Shares issued on exercise of warrants	496	Nil	Nil	(1)
March 20, 2018	Shares issued on exercise of warrants	975	Nil	Nil	(1)
March 21, 2018	Shares issued on exercise of warrants	760	Nil	Nil	(1)
March 21, 2018	Shares issued on exercise of warrants	440	Nil	Nil	(1)
March 22, 2018	Shares issued on exercise of warrants	540	Nil	Nil	(1)
March 22, 2018	Shares issued on exercise of warrants	247	Nil	Nil	(1)
March 23, 2018	Shares issued on exercise of warrants	1,079	Nil	Nil	(1)
March 26, 2018	Shares issued on exercise of warrants	270	Nil	Nil	(1)
March 27, 2018	Shares issued on exercise of warrants	1,282	Nil	Nil	(1)
April 2, 2018	Shares issued on exercise of warrants	3,105	Nil	Nil	(1)
April 3, 2018	Shares issued on exercise of warrants	1,129	Nil	Nil	(1)
April 4, 2018	Shares issued on exercise of warrants	2,675	Nil	Nil	(1)
April 5, 2018	Shares issued on exercise of warrants	1,249	Nil	Nil	(1)
April 6, 2018	Shares issued on exercise of warrants	28	$36,500	$1,022,000
April 6, 2018	Shares issued on exercise of warrants	2,245	Nil	Nil	(1)
April 9, 2018	Shares issued on exercise of warrants	56	$36,500	$2,044,000
April 9, 2018	Shares issued on exercise of warrants	3,451	Nil	Nil
April 10, 2018	Shares issued on exercise of warrants	5,600	$36,500	$2,044,000
April 10, 2018	Shares issued on exercise of warrants	3,434	Nil	Nil	(1)
April 10, 2018	Shares issued on exercise of warrants	1,725	Nil	Nil	(1)
April 11, 2018	Shares issued on exercise of warrants	55	$36,500	$2,007,500
April 11, 2018	Shares issued on exercise of warrants	1,040	Nil	Nil	(1)
April 11, 2018	Shares issued on exercise of warrants	1,167	Nil	Nil	(1)
April 12, 2018	Shares issued on exercise of warrants	3,330	Nil	Nil	(1)
April 13, 2018	Shares issued on exercise of warrants	55	$36,500	$2,007,500
April 13, 2018	Shares issued on exercise of warrants	2,724	Nil	Nil	(1)
April 16, 2018	Shares issued on exercise of warrants	1,665	Nil	Nil	(1)
April 16, 2018	Shares issued on conversion of notes	13	$755	$10,000
April 17, 2018	Shares issued on exercise of warrants	73	$36,500	Nil
April 17, 2018	Shares issued on exercise of warrants	14,650	Nil	Nil	(1)
April 17, 2018	Shares issued on conversion of notes	3,976	$755	$3,000,000
April 18, 2018	Shares issued on conversion of notes	243	$885	$215,000
May 3, 2018	Shares issued on exercise of warrants	99	Nil	Nil	(1)

Date	Description	Number of Securities	Price per Security		Aggregate Proceeds
May 4, 2018	Shares issued on conversion of notes	422	$830		$350,000
May 8, 2018	Shares issued on conversion of notes	422	$830		$350,000
May 9, 2018	Shares issued on exercise of warrants	15	$36,500		Nil
May 9, 2018	Shares issued on exercise of warrants	2,911	Nil		Nil	(1)
May 11, 2018	Shares issued on conversion of notes	302	$827.50		$250,000
May 18, 2018	Shares issued on exercise of warrants	82	Nil		Nil
May 24, 2018	Shares issued on conversion of notes	1,226	$660		$802,500
May 29, 2018	Shares issued on exercise of warrants	20	$36,500		Nil
May 29, 2018	Shares issued on exercise of warrants	1,208	Nil		Nil	(1)
May 29, 2018	Shares issued on conversion of notes	451	$665		$300,000
June 22, 2018	Shares issued on conversion of notes	451	$665		$300,000
June 25, 2018	Shares issued on conversion of notes	150	$665		$100,000
July 17, 2018	Shares issued on conversion of notes	127	$787.50		$100,000
July 18, 2018	Shares issued on conversion of notes	133	$755		$100,000
July 19, 2018	Shares issued on conversion of notes	137	$730		$100,000
July 20, 2018	Shares issued on conversion of notes	137	$730		$100,000
July 23, 2018	Shares issued on conversion of notes	137	$730		$100,000
July 24, 2018	Shares issued on conversion of notes	139	$720		$100,000
August 7, 2018	Shares issued on conversion of notes	43	$705		$30,000
September 12, 2018	Shares issued on conversion of notes	205	$645		$132,500
September 24, 2018	Shares issued on conversion of notes	788	$507.50		$400,000
September 25, 2018	Shares issued on conversion of notes	788	$507.50		$400,000
September 26, 2018	Shares issued on conversion of notes	197	$507.50		$100,000
October 3, 2018	Shares issued on conversion of notes	1,655	$482.50		$800,000
October 11, 2018	Shares issued on conversion of notes	12,410	$482.50		$6,000,000
October 11, 2018	Shares issued on exercise of warrants	20	$36,500		Nil
October 15, 2018	Shares issued on exercise of warrants	1,641	Nil		Nil
October 29, 2018	Shares issued on conversion of notes	734	$407.50		$300,000
October 30, 2018	Shares issued on conversion of notes	245	$407.50		$100,000
November 2, 2018	Shares issued on conversion of notes	253	$395		$100,000
November 5, 2018	Shares issued on conversion of notes	127	$395		$50,000
November 6, 2018	Shares issued on conversion of notes	760	$395		$300,000
November 7, 2018	Shares issued on conversion of notes	127	$395		$50,000
November 9, 2018	Shares issued on conversion of notes	253	$395		$100,000
November 12, 2018	Shares issued on conversion of notes	127	$395		$50,000
November 13, 2018	Shares issued on conversion of notes	127	$395		$50,000
November 28, 2018	Shares issued on conversion of notes	1,079	$23.25		$250,000
November 29, 2018	Shares issued on conversion of notes	1,374	$182.50		$250,000
November 30, 2018	Shares issued on conversion of notes	584	$170		$100,000
December 3, 2018	Shares issued on conversion of notes	88	$1,700	(1)	$150,000
December 4, 2018	Shares issued on conversion of notes	29	$1,700	(1)	$50,000
December 5, 2018	Shares issued on conversion of notes	29	$1,700	(1)	$50,000
December 7, 2018	Shares issued on conversion of notes	30	$1,675	(1)	$50,000

Date	Description	Number of Securities	Price per Security		Aggregate Proceeds
December 10, 2018	Shares issued on conversion of notes	30	$1,675	(1)	$50,000
December 11, 2018	Shares issued on conversion of notes	31	$1,625	(1)	$50,000
December 12, 2018	Shares issued on conversion of notes	122	$1,625	(1)	$200,000
December 13, 2018	Shares issued on conversion of notes	186	$1,600	(1)	$300,000
December 14, 2018	Shares issued on conversion of notes	159	$1,575	(1)	$250,000
December 17, 2018	Shares issued on conversion of notes	106	$1,425	(1)	$150,000
December 18, 2018	Shares issued on conversion of notes	82	$1,225	(1)	$100,000
December 19, 2018	Shares issued on conversion of notes	47	$1,050	(1)	$50,000
December 20, 2018	Shares issued on conversion of notes	47	$1,050	(1)	$50,000
December 24, 2018	Shares issued on conversion of notes	142	$1,050	(1)	$150,000
December 27, 2018	Shares issued on conversion of notes	47	$1,050	(1)	$50,000
December 28, 2018	Shares issued on conversion of notes	47	$1,050	(1)	$50,000
December 31, 2018	Shares issued on conversion of notes	47	$1,050	(1)	$50,000
January 3, 2019	Shares issued on conversion of notes	474	$105	(1)	$50,000
January 4, 2019	Shares issued on conversion of notes	9,016	$105	(1)	$950,000
January 8, 2019	Shares issued on conversion of notes	4,017	$112.50	(1)	$450,000
January 18, 2019	Shares issued on conversion of notes	4,394	$125	(1)	$550,000
January 21, 2019	Shares issued on conversion of notes	399	$125	(1)	$50,000
January 23, 2019	Shares issued on conversion of notes	13,861	$125	(1)	$1,735,000
January 30, 2019	Shares issued on conversion of notes	3,866	$125	(1)	$500,000
February 20, 2019	Shares issued on exercise of warrants	33	$35,940		$1,186,027
February 20, 2019	Shares issued on exercise of warrants	8,933	Nil	(1)	Nil
February 28, 2019	Public offering of Shares	44,444	$112.50		$5,000,000
March 15, 2019	Public offering of Shares	44,444	$112.50		$5,000,000
March 18, 2019	Shares issued on exchange of warrants	1,985	Nil		Nil
April 22, 2019	Shares issued on conversion of notes	567	$88		$50,000
April 29, 2019	Shares issued on conversion of notes	20,720	$88		$1,825,000
May 1, 2019	Shares issued on conversion of notes	681	$88		$60,000
May 16, 2019	Shares distributed pursuant to private placement	13,398	$128.75		$1,725,000
May 24, 2019	Shares issued on conversion of notes	3,994	$100.25		$400,000
May 30, 2019	Shares issued on conversion of notes	11,951	$100.50		$1,201,000
September 19, 2019	Shares issued on conversion of notes	2,419	$62		$150,000
September 20, 2019	Shares issued on conversion of notes	4,249	$62.25		$265,000
December 31, 2019	Shares issued on conversion of notes	30,055	$70		$2,101,000
December 31, 2019	Shares issued on conversion of notes	12,302	$70		$860,000
January 3, 2020	Distributed pursuant to stock option exercise	2	$102.50		$205
January 6, 2020	Common Shares issued on exchange of units	47,400	$86.75		Nil
January 6, 2020	Shares issued on exercise of warrants	17,660	$86.75		Nil
January 7, 2020	Shares issued on exercise of warrants	4,000	$86.75		Nil
January 9, 2020	Shares issued on exercise of warrants	3,400	$86.75		Nil
January 16, 2020	Shares issued on exercise of warrants	20,000	$86.75		Nil
January 17, 2020	Shares issued on exercise of warrants	4,600	$86.75		Nil
May 26, 2020	Shares issued on conversion of notes	20,001	$50.75		$1,016,000
May 26, 2020	Shares issued on exchange of warrants	26,917	$67.75		Nil
June 16, 2020	Public offering of Shares	155,321	$74.33		$11,544,266
July 23, 2020	Shares issued on exercise of warrants	57,049	$63.34		$3,613,433
August 12, 2020	Public offering of Shares	181,311	$69.38		$12,578,442
August 17, 2020	Shares issued on exchange of warrants	19,953	$63.34		$1,263,792
December 2, 2020	Vesting of restricted Share units	2,039	Nil		Nil
December 8, 2020	Public offering of Shares	249,232	$24.50		$6,106,810

Date	Description	Number of Securities	Price per Security	Aggregate Proceeds
January 22, 2021	Shares issued on exercise of warrants	1,466	Nil	Nil
February 5, 2021	Shares issued on exercise of warrants	38,447	$21.40	$822,766
February 12, 2021	Shares issued on exercise of warrants	5,000	$67.25	$336,250
February 12, 2021	Shares issued on exercise of warrants	24,325	$21.40	$520,555
February 12, 2021	Public Offering of Shares	1,440,000	$50.00	$72,000,000
February 12, 2021	Shares issued on exercise of warrants	10,367	$21.40	$221,854
February 20, 2021	Vesting of restricted Share units	2,600	Nil	Nil
March 16, 2021	Vesting of restricted Share units	20,800	Nil	Nil
June 24, 2021	Vesting of restricted Share units	3,214	Nil	Nil
August 21, 2021	Vesting of restricted Share units	107	Nil	Nil
October 7, 2021	Vesting of restricted Share units	667	Nil	Nil
December 2, 2021	Vesting of restricted Share units	2,039	Nil	Nil
January 22, 2022	Vesting of restricted Share units	1,336	$11.25	Nil
February 20, 2022	Vesting of restricted Share units	2,382	$11.25	Nil
March 16, 2022	Vesting of restricted share units	19,200	$10.69	Nil
June 13, 2022	Vesting of restricted share units	10,882	$5.80	Nil
June 24, 2022	Vesting of restricted share units	3,154	$5.04	Nil
August 16, 2022	Distributed pursuant to stock option exercise	375	$5.84	$2,190.00
August 18, 2022	Vesting of restricted share units	3,000	$7.62	Nil
August 24, 2022	Vesting of restricted share units	107	$7.55	Nil
October 12, 2022	Vesting of restricted share units	668	$6.70	Nil
December 6, 2022	Vesting of restricted share units	2,038	$8.49	Nil
December 6, 2022	Vesting of restricted share units	3,000	$8.76	Nil
December 19, 2022	Distributed pursuant to stock option exercise	375	$5.84	$2,190.00
December 29, 2022	Distributed pursuant to stock option exercise	375	$5.84	$2,190.00
January 3, 2023	Distributed pursuant to stock option exercise	375	$5.84	$2,190.00
January 9, 2023	Distributed pursuant to stock option exercise	375	$5.84	$2,190.00
January 18, 2023	Vesting of Restricted Share Units	3,000	$19.07	Nil
January 19, 2023	Distributed pursuant to stock option exercise	125	$5.84	$730.00
January 19, 2023	Distributed pursuant to stock option exercise	408	$15.00	$6,120.00
January 23, 2023	Distributed pursuant to stock option exercise	100	$5.84	$584.00
January 23, 2023	Distributed pursuant to stock option exercise	50	$15.00	$750.00
January 23, 2023	Vesting of Restricted share units	1,330	Nil	Nil

(1) Issued pursuant to a cashless exercise formula in the warrants.

Dividends

Neovasc has not paid any dividends on the Shares since incorporation.

Auditors

Grant Thorton LLP is the auditor of Neovasc.

Information Concerning the Purchaser

Shockwave is a medical device company focused on developing and commercializing products intended to transform the way calcified cardiovascular disease is treated. Shockwave aims to establish a new standard of care for medical device treatment of atherosclerotic cardiovascular disease through its differentiated and proprietary local delivery of sonic pressure waves for the treatment of calcified plaque, which Shockwave refers to as intravascular lithotripsy (“IVL”). Shockwave’s IVL system, which leverages its IVL, is a minimally invasive, easy-to-use, and safe way to significantly improve patient outcomes. Shockwave’s IVL catheters are cleared or approved for use in a number of countries and development programs are underway to expand indications and geographies.

Shockwave was incorporated in 2009 as a Delaware corporation under the name Shockwave Medical, Inc. Shockwave’s principal executive offices are located at 5403 Betsy Ross Drive, Santa Clara, California 95054.

Certain Income Tax Considerations for Shareholders

The following summaries of certain income tax considerations for Shareholders is of a general nature only and does not address all tax considerations that may be applicable to any particular Shareholder. Each Shareholder is urged to consult its own tax advisors to determine the particular tax consequences to it of the Arrangement.

Certain Canadian Federal Income Tax Considerations for Shareholders

The following summary describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who disposes of Shares pursuant to the Arrangement and the holding and disposition of CVRs. This summary is applicable only to a Shareholder who, at all relevant times, for purposes of the Tax Act: (a) deals at arm’s length with Neovasc and the Purchaser; (b) is not affiliated with Neovasc or the Purchaser; and (c) holds Shares and the CVRs they receive pursuant to the Arrangement as capital property (a “Holder”). Generally, Shares and CVRs will be capital property to a Holder unless the Shares or CVR are held or were acquired in the course of carrying on a business of buying or selling securities or as part of an adventure or concern in the nature of trade. Certain Resident Holders (as defined below) may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which would be to deem to be capital property any Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. The CVRs will not be Canadian securities for such purposes.

This summary does not describe the tax consequences of the Arrangement to a holder of Options or Warrants, and is also not applicable to a Holder of Shares who acquired such Shares on the exercise of Options. In addition, this summary does not describe the tax consequences of the Arrangement to holders of RSUs or SARs. Such holders should consult their own tax advisors.

This summary is not applicable to a Holder (i) that is a “specified financial institution”, (ii) an interest in which is a “tax shelter investment”, (iii) that is a “financial institution” for purposes of certain rules applicable to securities held by financial institutions (referred to as the “mark-to-market” rules), (iv) that reports its “Canadian tax results” in a currency other than Canadian dollars, each as defined in the Tax Act, (v) that has made an election pursuant to the functional currency reporting election rules in the Tax Act, (vi) that is exempt from tax under Part I of the Tax Act, or (vii) that has entered into a “derivative forward agreement” or “synthetic disposition arrangement”, as those terms are defined in the Tax Act, in respect of the Shares or the CVRs. Such Resident Holders should consult their own tax advisors with respect to the consequences of the Arrangement.

This summary is based on the current provisions of the Tax Act, the Regulations, and an understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction which may be different from those discussed herein. This summary assumes that, at all relevant times prior to and including the time of acquisition of the Shares by the Purchaser, the Shares will be listed on the TSX and the NASDAQ.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

The Canadian federal income tax consequences to a Holder of the receipt, holding and disposition of CVRs, including the consequences of a potential reduction in the amount payable under the CVRs in the event that the Milestone is not achieved within a particular period, and the reporting of amounts in respect thereof for Canadian federal income tax purposes are not free from doubt. Holders are urged to consult their own tax advisors regarding such consequences and reporting.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Shares and CVRs must be expressed in Canadian dollars, including adjusted cost base and proceeds of disposition. Any amount denominated in another currency must be converted into Canadian dollars using exchange rates as determined in accordance with the Tax Act.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”).

(i)	Disposition of Shares

Generally, a Resident Holder who disposes of Shares pursuant to the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the aggregate proceeds (including the cash consideration and the aggregate of the fair market value of the CVRs received pursuant to the Arrangement at the time of the Arrangement received for such Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Holder of such Shares immediately before the disposition. See below for a description of the taxation of capital gains and losses to a Resident Holder.

(ii)	Receipt, Holding and Disposition of CVRs

The cost to Resident Holders of a CVR received pursuant to the Arrangement will equal the aggregate fair market value of the CVR at the time of the Arrangement.

A Resident Holder who disposes of its CVRs, including pursuant to the termination of the CVRs when all of the payment obligations under the CVR has been satisfied, should realize a capital gain (or capital loss) to the extent that the proceeds of disposition received by such Holder exceed (or are less than) the aggregate of the Holder’s adjusted cost base in its CVRs immediately before the disposition and any reasonable costs of disposition.

As noted above, the Canadian federal income tax consequences to a Resident Holder of the receipt, holding and disposition of CVRs and the reporting of amounts in respect thereof for Canadian federal income tax purposes are not free from doubt. Resident Holders are urged to consult their own tax advisors regarding such consequences and reporting.

(iii)	Dissenting Shareholders

A Resident Holder who duly and validly exercises Dissent Rights (a “Resident Dissenting Shareholder”) who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Resident Dissenting Shareholder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court). As a result, such Resident Dissenting Shareholder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition (excluding any interest awarded by a court) net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base to the Resident Dissenting Shareholder of such Dissenting Shares. See the disclosure below under “Holders Resident in Canada– (iv) Taxation of Capital Gains and Losses” for a description of the tax treatment of capital gains and losses.

Interest awarded by a court to a Resident Dissenting Shareholder will be included in the Resident Dissenting Shareholder’s income for the purposes of the Tax Act. A Resident Dissenting Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its aggregate investment income, which includes interest income. Proposed Amendments released on August 9, 2022 extend this additional refundable tax to “substantive CCPCs” as defined in the Proposed Amendments. Resident Holders should consult their own advisors with respect to the application of the Proposed Amendments.

(iv)	Taxation of Capital Gains or Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in such taxation year. Allowable capital losses in excess of taxable capital gains for the year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, in accordance with and subject to the rules contained in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax on its aggregate investment income, which includes amounts in respect of taxable capital gains. Proposed Amendments released on August 9, 2022 extend this additional refundable tax to “substantive CCPCs” as defined in the Proposed Amendments. Resident Holders should consult their own advisors with respect to the application of the Proposed Amendments.

A capital gain realized by a Resident Holder who is an individual or trust (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act.

Eligibility for Investment

The CVRs will not be qualified for investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, a registered education savings plan, a tax-free savings account, or a first home savings account. Such trust holding the CVRs or, in certain cases, the annuitant, holder or subscriber thereof may be subject to penalty taxes as a result of the trust holding the CVRs. Other negative tax consequences may also result. Resident Holders are urged to consult their own tax advisors for advice as to any actions to be taken to avoid such adverse tax consequences.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, has not been and is not, and is not deemed to be, resident in Canada and does not use or hold and is not deemed to use or hold the Shares in a business carried on in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to Non-Resident Holders that are: (i) insurers carrying on an insurance business in Canada and elsewhere; or (ii) “authorized foreign banks” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to the Arrangement.

(i)	Disposition of Shares and CVRs

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares or CVRs under the Arrangement unless the Shares or CVRs are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time such Shares or CVRs are disposed of to the Purchaser and the Non-Resident Holder is not exempt from Canadian tax on any gain realized under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

It is not anticipated that the CVRs will constitute taxable Canadian property of Non-Resident Holders.

Generally, the Shares will not constitute taxable Canadian property to a Non-Resident Holder at the time of disposition, provided that the Shares are listed on a designated stock exchange (which includes the TSX and the NASDAQ) at that time unless at any time during the 60-month period that ends at that time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length persons holds a membership interest (either directly or indirectly through one or more partnerships) or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Neovasc, and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties whether or not such properties exist. Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if Shares constitute taxable Canadian property to a Non-Resident Holder, any gain realized on a disposition of any such Shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of relief under the terms of any applicable income tax convention.

In the event that Shares constitute taxable Canadian property to a Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of the Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, then the tax consequences described above under the heading “Holders Resident in Canada – (iv) Taxation of Capital Gains of Losses” will generally apply.

Non-Resident Holders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Canadian withholding tax under Part XIII of the Tax Act should not apply to either the fair market value of the CVRs received by the Non-Resident Holders pursuant to the Arrangement or if payments are made to the Non-Resident Holders under the CVRs if the Milestone is achieved.

(ii)	Dissenting Shareholders

A Non-Resident Holder who duly and validly exercises Dissent Rights (a “Non-Resident Dissenting Shareholder”) who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Non-Resident Dissenting Shareholder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Non-Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court). The tax treatment of a Non-Resident Dissenting Shareholder in respect of such a disposition will be similar to that of a Non-Resident Holder who participates in the Arrangement, as described above.

An amount paid in respect of interest to a Non-Resident Dissenting Shareholder will generally not be subject to Canadian withholding tax.

Non-Resident Dissenting Shareholders whose shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Certain United States Federal Income Tax Considerations for Shareholders

The following discussion is a summary of certain anticipated U.S. federal income tax consequences of the Arrangement to U.S. Holders (as defined below) of Shares who hold such shares as capital assets (generally, property held for investment purposes) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and exchange their Shares for the Consideration. This discussion is based on the Code, applicable U.S. treasury regulations, administrative interpretations, court decisions and practice, all as in effect as of the date of this Circular, and all of which may change, possibly with retroactive effect, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual that is either a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust (a) if a U.S. court exercises primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7710(a)(30) of the Code) control all substantial decisions of the trust, or (b) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes under applicable U.S. treasury regulations.

This discussion does not apply to Shareholders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, governmental organizations, insurance companies, real estate investment trusts, regulated investment companies, banks, mutual funds, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of Neovasc’s equity (including the Shares), persons that hold an interest in an entity that holds Shares, partnerships, S corporations or other entities treated as pass-through entities for U.S. federal income tax purposes, persons that hold Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle or other integrated transaction, persons that acquired their Shares through the exercise of an employee stock option or otherwise as compensation, U.S. expatriates, persons whose functional currency is not the U.S. dollar, persons who own or will acquire shares of stock in the Purchaser, or persons subject to special tax accounting rules as a result of any item of gross income with respect to the CVRs being taken into account in an applicable financial statement.

This discussion does not address Shareholders who exercise and perfect any applicable dissent or appraisal rights or who hold their Shares other than as capital assets for U.S. federal income tax purposes. In addition, this summary does not purport to be a complete description of all of the potential U.S. federal income tax considerations of the Arrangement that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation, the alternative minimum tax or the 3.8% Medicare tax imposed on certain net investment income. Each Shareholder is urged to consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement.

If a partnership or other pass-through entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement will generally depend on the status of that person and activities of that person and the partnership or other pass-through entity or arrangement. A partnership or other pass-through entity or arrangement holding Shares, and a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement.

We strongly urge each Shareholder to consult its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Arrangement.

(i)	Consequences of the Arrangement

The following discussion is subject to the application of the “passive foreign investment company” rules discussed below under the heading “—Passive Foreign Investment Company Rules”.

The exchange of a Share for the Consideration, i.e., the Cash Portion plus a CVR, pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. The timing and character of the gain or loss a U.S. Holder recognizes is subject to significant uncertainty. The installment method of reporting any gain attributable to the receipt the CVRs or the Milestone Payments ultimately received in respect of the CVRs, if any, will not be available because the Shares are traded on an established securities market. The receipt of the CVRs pursuant to the Arrangement may be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each as discussed in more detail below.

There is no legal authority expressly addressing whether contingent payment rights with characteristics similar to the rights under the CVRs are to be treated as either open transactions or closed transactions, and this determination is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding this issue. The receipt of the CVRs would generally be treated as an “open transaction” if the value of the CVRs cannot be “reasonably ascertained”. Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable and, therefore, be subject to the open transaction method. Under treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is reasonably ascertainable, a U.S. Holder should treat the transaction as a closed transaction and include the fair market value of the CVRs as additional consideration received in the Arrangement for purposes of determining gain or loss. It is possible, but unlikely, that the CVRs could be treated as debt instruments for U.S. federal income tax purposes. The discussion below does not address the tax consequences of such a characterization and assumes that the CVRs are not treated as debt instruments for U.S. federal income tax purposes.

Except to the extent any portion of the Milestone Payment is required to be treated as imputed interest and except as otherwise required pursuant to applicable law, Purchaser and the Corporation intend to treat the Milestone Payment for U.S. federal income tax purposes as consideration for the Shares.

The following sections discuss the possible tax treatment if the receipt of the Consideration in the Arrangement is treated as a closed transaction or an open transaction.

U.S. Holders are urged to consult their own tax advisors regarding the proper characterization, method of tax accounting and tax reporting with respect to receipt of a CVR under the closed transaction method or open transaction method, as applicable in their respective case.

Treatment as Closed Transaction. If the receipt of a CVR is part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells or exchanges Shares pursuant to the Arrangement generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the Effective Time) of the CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. No express guidance under current U.S. federal income tax law is available regarding the proper method for determining the fair market value of the CVRs. Such gain or loss should be capital gain or loss. Subject to the passive foreign investment company rules discussed below, any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year as of the Effective Time. The deductibility of capital losses is subject to limitations. The amount of gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged pursuant to the Arrangement. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes.

The character of any gain, income or loss recognized with respect to a Milestone Payment is uncertain. Such payments may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income, including in part as imputed interest, as described more fully below. Except to the extent any portion of the Milestone Payment is required to be treated as imputed interest and except as otherwise required pursuant to applicable law, Purchaser and the Corporation intend to treat the Milestone Payment for U.S. federal income tax purposes as consideration for the Shares. Under this method of reporting, a U.S. Holder should recognize gain equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable CVR and, if the CVR expires without the Milestone being achieved, loss equal to the U.S. Holder’s adjusted tax basis in the applicable CVR. A U.S. Holder’s adjusted basis in a CVR generally will equal the CVR’s fair market value (determined as of the Effective Time). Subject to the passive foreign investment company rules discussed below, any gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the applicable CVR (or possibly the Share in respect of which such CVR was received) for more than one year at the time of such payment or expiry. The deductibility of capital losses is subject to limitations. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes.

Treatment as Open Transaction. If the receipt of a CVR pursuant to the Arrangement is treated under the open transaction method of accounting for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the Shares at the time the CVR is received, and the U.S. Holder will not have any tax basis in the CVR. Instead, the U.S. Holder will take Milestone Payments into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance as additional consideration recognized in exchange for the Shares. Although not entirely clear, the Cash Portion and the portion of the Milestone Payment that is not treated as imputed interest will generally be applied first against a U.S. Holder’s adjusted tax basis in the Shares and any excess thereafter treated as gain. A U.S. Holder will recognize loss with respect to a Share to the extent that the holder’s adjusted tax basis in such Share exceeds the Cash Portion plus the Milestone Payment (other than imputed interest), if any, in respect of the CVR, and a U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVR. Subject to the passive foreign investment company rules discussed below, any such capital gain or loss will be long-term capital gain or loss if the U.S. Holders’ holding period in the Share exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged pursuant to the Arrangement. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes.

Imputed Interest. If the Milestone Payment is made more than six months after the Effective Time, a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the Milestone Payment over (ii) the present value of such amount as of the Effective Time, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest using such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such interest will generally be treated as U.S. source income for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors as to the application of the imputed interest rules to the receipt of Consideration and any subsequent Milestone Payments.

(ii)	Passive Foreign Investment Corporation Rules

A non-U.S. corporation will be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections were timely and effectively made.

Based on certain estimates of its gross income, gross assets and the nature of its business, Neovasc does not believe that it currently is or ever has been a PFIC. Neovasc’s actual PFIC status for the current taxable year, however, is uncertain and cannot be determined until after the end of such taxable year. In addition, the determination as to whether a non-U.S. corporation is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result of these uncertainties, there can be no assurance that the IRS will not assert that Neovasc is or has been a PFIC for any taxable year or that a court will not sustain such an assertion.

If Neovasc was classified as a PFIC for any taxable year during which a U.S. Holder owned Shares, any gain recognized by such U.S. Holder pursuant to the Arrangement may be subject to higher rates of tax and a deemed interest charge, unless such U.S. Holder had timely and effectively made certain elections.

The PFIC rules are complex and subject to uncertainties. U.S. Holders are urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them if Neovasc is or was classified as a PFIC, including the availability and advisability of any elections that the taxpayer may make and the impact of any elections that such U.S. Holder may already have in effect.

(iii)	Backup Withholding and Information Reporting

Information returns generally are required to be filed with the IRS in connection with cash payments to U.S. Holders pursuant to the Arrangement, including any Milestone Payments. Backup withholding at a current rate of 24% may apply to cash paid to a U.S. Holder, unless the U.S. Holder furnishes a correct taxpayer identification number and otherwise complies with the backup withholding rules or provides proof of an applicable exemption. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Certain Israeli Income Tax Considerations for Shareholders

The following is a brief summary of certain material provisions of Israeli income tax laws generally applicable to a non-Israeli Shareholder who disposes of Shares pursuant to the Arrangement. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular Shareholder or particular investment circumstances or to certain types of Shareholders subject to special treatment under Israeli law. Examples of such investors include Israeli residents, trusts, or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that this summary is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this summary. This summary is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with retroactive effect.

This summary is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Therefore, Shareholders are urged to consult their own tax advisors as to the tax consequences of their particular situation.

The Israeli income tax consequences to a Shareholder in respect of the receipt of CVRs and the payments thereunder, and the reporting of amounts in respect thereof for Israeli income tax purposes, are not entirely clear, and therefore the description of the consequences thereof in this summary are not free from doubt. Accordingly, such Shareholder should consult their tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of a CVR or the receipt of any payment in respect of a CVR.

Israeli Capital Gains Tax to Non-Israeli Resident Shareholders

Generally, Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel (to the extent of the Consideration attributed to such assets), unless a specific exemption is available under Israeli domestic law or under an applicable tax treaty between Israel and the seller’s country of residence. The Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”) distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary Surplus is currently not subject to tax in Israel. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of Shares will be taxed at the rate of 25%. However, if the Shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who, alone or together with such person’s relatives or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or the power to direct the actions of someone who holds any of the aforesaid rights, regardless of the source of such right. Real Capital Gain derived by corporations generally is subject to tax at the prevailing corporate tax rate, which is currently 23%.

A non-Israeli resident who derives capital gains from the sale of Shares will be exempt from Israeli capital gains tax if, among other conditions, the Shares were not held through or attributable to a permanent establishment that the non-resident maintains in Israel (and certain other conditions are met). However, a non-Israeli “Body of Persons” (as defined in the Ordinance, and includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the corporation, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the Shares are deemed to be business income. Additionally, the sale of Shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.

CVRs

A non-Israeli resident who is not exempt from Israeli capital gains tax with respect to the sale of Shares will be subject to Israeli tax also on the payment received pursuant to the CVRs. However, the timing and manner in which such tax would apply is not entirely clear. The ITA’s Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) generally defines any additional pre-determined consideration (paid in connection with a sale of shares of a corporation) the payment of which is conditioned upon the occurrence of uncertain future events as conditional consideration (the “Conditional Consideration”). If the CVRs are treated as Conditional Consideration, the following rules of Income Tax Circular 19/2018 would apply: Conditional Consideration is generally required to be taxed and reported along with any non-conditional consideration received from the sale of shares; however, subject to obtaining an approval from the ITA, a seller may elect to report any capital gains or loss with respect to Conditional Consideration under an alternative route as follows: (i) the Conditional Consideration shall not be considered part of the consideration for purposes of calculating the capital gain or loss at the time of the sale of the shares (and no portion of the seller’s adjusted tax basis in the shares will be allocated to the Conditional Consideration); (ii) the tax with respect to the Conditional Consideration shall be calculated and paid upon the earlier of (A) the time on which the condition for payment of the Conditional Consideration is met; or (B) the time on which the Conditional Consideration is actually paid. Income Tax Circular 19/2018 includes additional rules regarding the taxation and reporting of Conditional Consideration, including limitations on the ability to offset certain losses against gains derived from the receipt of Conditional Consideration, as well as and certain reporting requirements that apply to any seller who wishes to apply the rules of Income Tax Circular 19/2018.

As noted above, the Israeli income tax consequences to Shareholders from the receipt of CVR and payment thereunder and the reporting of amounts in respect thereof are not entirely clear. Shareholders are urged to consult their own tax advisors regarding such tax consequences and reporting obligations.

Withholding at Source

The Corporation has instructed its Israeli counsel and advisors to prepare and file with the ITA an application for the Withholding Tax Ruling (as defined below) that would (A) exempts the Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any Consideration payable or otherwise deliverable to any Shareholder and holders of Options, RSUs and SARs that are non-Israeli residents pursuant to the Arrangement Agreement and the CVR Agreement for the Cash Portion or CVR consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instruct Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented.

The Payor shall be entitled to deduct or withhold from any amount payable or otherwise deliverable pursuant to the Arrangement or the Arrangement Agreement, such Taxes or other amounts as the Purchaser, the Corporation, the Depositary or the Rights Agent determine, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act or the U.S. Internal Revenue Code, the Ordinance, or any other provisions of any applicable Laws and in accordance with the Withholding Tax Ruling, if obtained. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under the Arrangement Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

If the Withholding Tax Ruling is obtained, with respect to Israeli Taxes, the Consideration payable to each Payee shall be retained by the Depositary, the Rights Agent or the Corporation, as applicable, for the benefit of each such Payee until the Withholding Drop Date, unless the Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to a Payee and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to the Arrangement Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate). If a Payee delivers, no later than three Business Days prior to the Withholding Drop Date (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate, to a Payor (or such other forms as are required under any applicable Tax Law), then the Consideration due to such Payee shall be paid to such Payee and the deduction and withholding of any Israeli Taxes shall be made in accordance therewith and subject to any non-Israeli withholding applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Payee (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his or her portion of the Consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Payee’s portion of the Consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in US Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee.

If the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the Consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the terms of the Arrangement Agreement, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly.

A non-resident of Israel who is subject to Israeli capital gains tax from which the full amount of tax was withheld, is generally exempt from the duty to file Tax Returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by such non-resident; (ii) the non-resident has no other taxable sources of income in Israel with respect to which a Tax Return is required to be filed; and (iii) the such non-resident is not obligated to pay Surtax (as explained below).

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

Dissenting Shareholders’ Rights

The following is a summary of the provisions of the CBCA relating to the dissent and appraisal rights available in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares. This summary is qualified in its entirety by reference to the full text of section 190 of the CBCA, which is attached as Appendix “G” to this Circular, as modified by the Plan of Arrangement and the Interim Order (which is attached at Appendix “E” to this Circular).

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to comply strictly with the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, may result in the loss or unavailability of all Dissent Rights. Accordingly, each Shareholder who wishes to exercise dissent rights should carefully consider and comply with the provisions of section 190 of the CBCA and consult a legal advisor.

The Interim Order expressly provides Registered Shareholders as at the close of business on the Record Date with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

A Registered Shareholder as at the close of business on the Record Date who intends to exercise the Dissent Rights must (i) deliver a written objection to the Arrangement Resolution (the “Notice of Dissent”) to the Corporation c/o Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com to be received by no later than 10:00 a.m. (Vancouver time) on March 1, 2023 (or by 10:00 a.m. (Vancouver time) on the Business Day which is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) otherwise strictly comply with the dissent procedures set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, and described in the Circular. A vote in favour of the Arrangement Resolution will deprive the Registered Shareholder of any rights under section 190 of the CBCA.

Section 190 of the CBCA provides that a Registered Shareholder may make a claim under that section only with respect to all the Shares of a class held by the Shareholder as at the close of business on the Record Date or on behalf of any one beneficial owner and registered in the name of the Shareholder as at the close of business on the Record Date. Accordingly, a Shareholder may only exercise the right to dissent under section 190 in respect of Shares which are registered in that Shareholder’s name as at the close of business on the Record Date. In many cases, Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of Shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise the right to dissent under section 190 of the CBCA directly (unless the Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise the right to dissent should immediately contact the Intermediary who the Non-Registered Shareholder deals with in respect of the Shares and either: (i) instruct the Intermediary to exercise the right to dissent on the Non-Registered Shareholder’s behalf (which, if the Shares are registered in the name of CDS or another clearing agency, would require that the Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register the Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would have to exercise the right to dissent directly.

Within 10 days after the adoption of the Arrangement Resolution by the Shareholders, the Corporation is required to notify in writing each Dissenting Shareholder that the Arrangement Resolution has been adopted. A Dissenting Shareholder must, within 20 days after receipt of such notice, or, if he does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution, send to the Corporation a written notice (the “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Shares in respect of which the Dissenting Shareholder dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the certificates representing the Shares in respect of which the Dissenting Shareholder dissents to the Corporation or its transfer agent. The Corporation or the Transfer Agent will endorse on the share certificates a notice that the holder thereof is a Dissenting Shareholder under section 190 of the CBCA and will forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send their share certificates, they have no right to make a claim under section 190 of the CBCA.

Not later than seven days after the later of the Effective Date and the day the Corporation receives the Demand for Payment, the Corporation will send, to each Dissenting Shareholder who has sent a Demand for Payment, a written offer to pay for the Shares (“Offer to Pay”) of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined, unless there are reasonable grounds for believing that the Corporation is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay that has been accepted by a Dissenting Shareholder shall be paid within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the Effective Date or within such further period as a court may allow, apply to the court to fix a fair value for the Shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the Corporation will give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and who has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Shares have not been purchased by the Corporation will be joined as parties to any such application to the court to fix a fair value and will be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court will fix a fair value for the Shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder will be rendered against the Corporation and in favour of each Dissenting Shareholder and for the amount of the shares as fixed by the court.

For a general summary of certain income tax implications to a Dissenting Holder, see “Certain Income Tax Considerations for Shareholders”.

Risk Factors Related to the Arrangement

The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular and the risk factors disclosed in the Corporation’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC and on SEDAR on March 10, 2022, and in other filings of the Corporation filed with the securities regulatory authorities and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Whether or not the Arrangement is completed, the Corporation will continue to face those risk factors that it currently faces with respect to its business and affairs.

Completion of the Arrangement is subject to several conditions that must be satisfied or waived.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Corporation and the Purchaser, including approval of the Shareholders and the granting of the Final Order. In addition, the completion of the Arrangement by the Purchaser is conditional on, among other things, Dissent Rights not having been exercised by the holders of more than 10% of the issued and outstanding Shares and no Material Adverse Effect having occurred since the date of the Arrangement Agreement. There can be no certainty, nor can the Corporation or the Purchaser provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Corporation to the completion thereof could have a negative impact on the Corporation’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Corporation. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Shares. If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay consideration for the Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances, in which case an alternative transaction may not be available.

Each of the Corporation and the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by the Corporation or the Purchaser before the completion of the Arrangement. Failure to complete the Arrangement could materially negatively impact the trading price of the Shares. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Shares will be available from an alternative party.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire the Corporation.

Under the Arrangement Agreement, Neovasc is required to pay the Termination Fee in the event that the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to enter into transactions with Neovasc, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by the Purchaser under the Arrangement. Even if the Arrangement Agreement is terminated without payment of the Termination Fee, Neovasc may in the future be required to pay the Termination Fee in certain circumstances.

Income tax consequences.

The Arrangement Agreement results in certain income tax consequences to the Corporation’s Shareholders. See “Certain Income Tax Considerations for Shareholders”.

Shareholders will no longer hold an interest in the Corporation following completion of the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Corporation’s long-term plans.

The Arrangement may affect Neovasc’s ability to attract and retain key personnel or affect third party business relationships.

Since the Arrangement Agreement is subject to uncertainty, the employees and officers of Neovasc may experience job uncertainty which could adversely affect Neovasc’s ability to attract and retain key management and personnel. Further uncertainty associated with the Arrangement may be experienced by Neovasc’s third-party suppliers, customers and business partners. Such uncertainty could have a material and adverse effect on the current and future operations, and financial conditions for Neovasc. If the Arrangement is not completed for any reason, Neovasc’s business partners may be negatively affected which can affect the current and future business relationships with Neovasc.

Neovasc will incur costs even if the Arrangement is not completed.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Neovasc even if the Arrangement is not completed.

The market price for the Shares may decline.

If the Arrangement is not approved by the Shareholders, the market price of the Shares may decline to the extent that the current market price of the Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement Resolution is not approved and the Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

The pending Arrangement may divert the attention of the Corporation’s management.

The pendency of the Arrangement could cause the attention of the Neovasc’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with Neovasc. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Neovasc.

While the Arrangement is pending, Neovasc is restricted from taking certain actions.

The Arrangement Agreement restricts Neovasc from taking specified actions without the consent of the Purchaser until the Arrangement is complete (or the Arrangement Agreement is terminated). These restrictions may prevent Neovasc from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Directors and officers of Neovasc have interests in the Arrangement that may be different from those of Shareholders generally.

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain members of Neovasc’s Senior Management and the Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Particulars of the Arrangement – Interests of Directors and Officers in the Arrangement” in this Circular.

Neovasc and the Purchaser may be the targets of legal claims, securities class actions, derivative lawsuits and other claims, which may delay or prevent the Arrangement from being completed.

Neovasc and the Purchaser may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public corporation or to be acquired. Third parties may also attempt to bring claims against Neovasc or the Purchaser seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed. In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Neovasc. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively affect the ability of Neovasc to conduct its business.

If the Arrangement is terminated, Neovasc’s future capital needs may not be met and there are uncertainties as to our ability to raise additional funding.

Neovasc requires significant additional capital resources to expand its business, in particular the future development of its medical devices. Technical innovations often require substantial time and investment before they can be determined to be commercially viable. Advancing Neovasc’s products, market expansion of its currently marketed products or acquisition and development of any new products or medical devices will require considerable resources and additional access to capital markets. In addition, Neovasc’s future cash requirements may vary materially from those now expected.

Risks Relating to the CVRs

Holders of CVRs may never receive a payment in respect of the CVRs, which makes it difficult to value the CVRs.

Under the Arrangement Agreement, in addition to the Cash Portion, Shareholders have the right to receive one CVR per Share held by such Shareholder. Each CVR will pay, as applicable and without any aggregation, an amount equal to: (i) US$12.00 per Share if the Milestone is achieved on or prior to June 30, 2026, (ii) US$8.00 per Share if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) US$4.00 per Share if (and only if) the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027. The entitlement to payment resulting from the CVRs will be reduced to nil if the Milestone set out in the CVR Agreement is not achieved on or before December 31, 2027. Therefore, Shareholders’ right to receive any future payment with respect to the CVRs will be contingent solely upon achievement of the foregoing Milestone within the specified time periods and other terms and conditions of the CVR Agreement, which may or may not occur and are in large part outside the control of Shockwave and Neovasc. FDA Approval of a medical device is highly uncertain and FDA Approval may take longer than currently anticipated, or not occur at any point. If the Milestone is not achieved, the associated payment will never be made. No payment will be made in respect of the Milestone if the Milestone is not achieved on or prior to December 31, 2027. There is no guarantee that the FDA will approve the Reducer PMA as of the date of the Arrangement Agreement for the treatment of Primary Indication, or that it will do so on or prior to December 31, 2027. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value at all.

Shockwave has no obligation to undertake any level of efforts, or employ any level of resources, to develop any product or achieve FDA Approval for the Reducer PMA for the Primary Indication.

From and after the Effective Time, the parties have agreed that in no event shall Shockwave or any of its Affiliates be required to undertake any level of efforts, or employ any level of resources, to develop any product or achieve the Milestone.

CVRs may not be assigned or transferred except in very limited circumstances, limiting the ability for CVR Holders to monetize the CVRs.

The CVRs will not be listed on any securities exchange and may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability corporation, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an Intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder’s right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser. This means that a CVR Holder may not have any ability to recognize the value of any payment to be made in accordance with the CVR Agreement prior to the receipt of such a payment, if any.

Any payments in respect of the CVRs under the guarantee rank at parity with the Purchaser’s other unsecured indebtedness.

The Purchaser has guaranteed the CVR payouts contemplated by the CVR Agreement. This guarantee represents an unsecured obligation of the Purchaser and will rank equally in right of payment to all existing and future unsecured indebtedness of the Purchaser. Any CVR payout under the guarantee will effectively be subordinated in right of payment to all of the Purchaser’s secured obligations to the extent of the collateral securing such obligations. In the event of a shortfall of funds after payment is made on such secured obligations, CVR Holders will not receive the full CVR payout they may otherwise have been entitled to.

The treatment of CVRs for Canadian federal income tax purposes is unclear.

The Canadian federal income tax consequences to a Shareholder in respect of the receipt of CVRs and the payments thereunder, and the reporting of amounts in respect thereof for Canadian federal income tax purposes, are not entirely clear. Shareholders are urged to consult their own tax advisors regarding the consequences to them of the receipt of CVRs and the payments thereunder. Review the discussion under “Certain Income Tax Considerations for Shareholders – Certain Canadian Federal Income Tax Considerations”.

The treatment of CVRs for U.S. federal income tax purposes is unclear.

There is no legal authority directly addressing the U.S. federal income tax treatment of CVRs received pursuant to the Arrangement. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. U.S. Holders are urged to consult their own tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of a CVR and the receipt of any payment in respect of a CVR, and review the discussion under “Certain Income Tax Considerations for Shareholders – Certain United States Federal Income Tax Considerations for Shareholders”.

The treatment of CVRs for Israeli income tax purposes is unclear.

The Israeli income tax consequences to a Shareholder in respect of the receipt of CVRs and the payments thereunder, and the reporting of amounts in respect thereof for Israeli income tax purposes, are not entirely clear, and therefore the description of the consequences thereof under the heading “Certain Israeli Income Tax Considerations” are not free from doubt. Accordingly, such Shareholder should consult their tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of a CVR or the receipt of any payment in respect of a CVR.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular and as set forth above, none of the directors or executive officers of Neovasc are aware of any material interest of any informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year of Neovasc which has materially affected Neovasc or any of its subsidiaries, in the Arrangement or in any other proposed transaction which would materially affect Neovasc or any of its subsidiaries.

Additional Information

Additional information regarding the Corporation may be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

Information regarding the Corporation (including copies of the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, any interim financial statements and related management’s discussion and analysis and this Circular) may be obtained by Shareholders without charge upon written request to our Corporate Secretary at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7.

Directors’ Approval

The contents and the sending of this Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia as of February 3, 2023.

BY THE ORDER OF THE BOARD OF DIRECTORS

“Fred Colen”

Fred Colen
President, Chief Executive Officer and Director

CONSENT of piper sandler & Co.

To:           The Special Committee of the Board of Directors of Neovasc Inc.

We refer to the written fairness opinion dated January 16, 2023 (the “Fairness Opinion”), prepared for the special committee of the board of directors of Neovasc Inc. (the “Special Committee”), in connection with the Arrangement (as defined in Neovasc Inc.’s management information circular dated February 3, 2023 (the “Circular”)), between Neovasc Inc. and Shockwave Medical, Inc.

We consent to the inclusion of the Fairness Opinion, a summary of and reference to the Fairness Opinion and the use of our firm name in the Circular. In providing such consent, we do not intend that any person other than the Special Committee shall rely upon the Fairness Opinion.

PIPER SANDLER & CO.

“Piper Sandler & Co.”

Date: February 3, 2023

Glossary Of Terms

The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

“401(k) Plan” has the meaning specified in Section 4.10 of the Arrangement Agreement;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and any transaction involving only Corporation and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (whether written or oral) from any Person or group of Persons other than Purchaser (or one or more of its affiliates) relating to: (a) any direct or indirect sale, disposition or joint venture (or any lease, long term supply agreement, licence or any other arrangement having the same economic effect as a sale), of assets (including Intellectual Property Rights) of Corporation or any of its Subsidiaries (including any voting or equity securities of any of Corporation’s Subsidiaries) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue or earnings, of Corporation and its Subsidiaries taken as whole (in each case based on the consolidated financial statements of Corporation most recently filed on SEDAR prior to such offer, proposal or inquiry), or (b) any direct or indirect acquisition by any such Person or group of Persons acting jointly or in concert with such Person within the meaning of Securities Laws, of Shares (including securities convertible into or exercisable or exchangeable for Shares) representing, when taken together with the Shares (including securities convertible into or exercisable or exchangeable for Shares) held by any such Person or group of Persons acting jointly or in concert with such Person, 20% or more of the Shares (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for Shares), in either case of (a) or (b), whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, share or asset purchase, joint venture, liquidation, dissolution, winding up or other transaction involving Corporation and/or any of its Subsidiaries, and whether in a single transaction or a series of related transactions;

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions, as in effect on the date of the Arrangement Agreement;

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“Arrangement” means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement made as of January 16, 2023, between the Corporation and the Purchaser attached to this Circular as Appendix “C”, as same may be amended, supplemented or restated in accordance with its terms, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, attached to this Circular as Appendix “B”;

“Articles of Arrangement” means the articles of arrangement of Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably;

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Authorization” means, with respect to any Person, any order, permit, certification, accreditation, approval, consent, waiver, license or similar authorization of any Governmental Entity or standards-setting organization, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person or its business, assets or securities;

“Blakes” means Blake, Cassels & Graydon LLP;

“Board” means the board of directors of Corporation as constituted from time to time;

“Books and Records” means the books and records of the Corporation and its Subsidiaries, including books of account and Tax records, whether in written or electronic form;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or San Francisco, California;

“Cash Portion” means US$27.25 in cash subject to adjustments in the circumstances contemplated by the Arrangement Agreement;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto under “The Arrangement Agreement – Termination”;

“Change of Control Agreements” has the meaning ascribed thereto under “Particulars of the Arrangement – Interests of Directors and Officers in the Arrangement – Change of Control Agreements”;

“Circular” means the notice of the Meeting and this management information circular of Neovasc, including the all schedules, appendices and exhibits thereto, to be sent to Shareholders in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement;

“Computershare” means Computershare Trust Company;

“Consideration” means the consideration to be received by the Shareholders and holders of RSUs, SARs and In-the-Money Options pursuant to the Plan of Arrangement, consisting of, (i) for each Share, RSU and SAR of (a) the Cash Portion, and (b) one CVR and (ii) for each In-the-Money Option (a) an amount equal to the Cash Portion less the applicable per share exercise price in respect of such In-the-Money Option and (b) one CVR;

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating document and all amendments thereto;

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, obligation, arrangement or undertaking (written or oral), together with any amendments and modifications thereto, to which Corporation or any of its Subsidiaries is a party or by which Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Conversion Shares” means the Shares convertible in the event that the Convertible Note Conversion occurs prior to the Record Date for purposes of determining the Shareholder entitled to notice of and to vote at the Meeting;

“Conversion, Support and Voting Agreement” has the meaning ascribed thereto under “Particulars of the Arrangement – Support and Voting Agreements – Strul Conversion, Support and Voting Agreement”;

“Convertible Note” means the Restated Senior Secured Convertible Note issued by Corporation on March 23, 2022 to the holder thereof in the initial principal amount of US$13,000,000;

“Convertible Note Conversion” means the conversion of the Convertible Note into Shares, effective immediately prior to the Effective Time, pursuant to Section 3.1 of the Convertible Note;

“Convertible Note Conversion Agreement” means the Conversion, Support and Voting Agreement, dated January 16, 2023, among Purchaser, the Corporation and Strul, the holder of the Convertible Note;

“Corporation” means Neovasc Inc., a corporation existing under the laws of Canada;

“Corporation Contractors” means all individuals who are independent contractors, consultants, or advisors of the Corporation and/or any of its Subsidiaries as of the Effective Date;

“Corporation Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and delivered by Corporation to Purchaser with the Arrangement Agreement;

“Corporation Employees” means all individuals who are officers or employees of the Corporation and/or any of its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees, or individuals engaged on contract to provide employment services or sales to the Corporation and/or any of its Subsidiaries as of the Effective Date;

“Corporation IP” means all Corporation Licensed IP and Corporation Owned IP;

“Corporation Licensed IP” means all Intellectual Property Rights owned by Persons other than Corporation or any of its Subsidiaries to which the Corporation or any of its Subsidiaries has been granted a license in or to or has otherwise received or acquired any right to exploit;

“Corporation Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by Corporation or any of its Subsidiaries;

“Corporation Owned Registered IP” means all Registered Corporation IP that are owned or purported to be owned by Corporation or any of its Subsidiaries;

“Court” means the Supreme Court of British Columbia;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks;

“CRA” means the Canada Revenue Agency;

“CVR” or “CVRs” means the rights of Holders (granted to initial Holders pursuant to the Arrangement Agreement) to receive potential cash payments pursuant to the CVR Agreement;

“CVR Agreement” means the contingent value rights agreement to be dated the date of the Effective Date between the Purchaser and the Rights Agent, substantially in the form of Schedule E to the Arrangement Agreement;

“CVR Holder” has the meaning ascribed thereto under “The CVR Agreement – Overview”;

“CVR Register” has the meaning ascribed thereto under “The CVR Agreement – CVR Register”;

“Demand for Payment” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”;

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement, or such other Person as Corporation and Purchaser may mutually agree to engage as depositary for the Arrangement;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Disclosing Party” has the meaning ascribed thereto in “The Arrangement Agreement – Covenants – Regulatory Approvals”;

“Dissent Rights” means the rights of dissent exercised by Registered Shareholders as of the close of business on the Record Date under section 190 of the CBCA in respect of the Arrangement, as modified by the Plan of Arrangement and the Interim Order;

“Dissenting Shareholder” means a Registered Shareholder as of the close of business on the Record Date who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissenting Shares” means Shares in respect of which Dissent Rights have been validly exercised before the Effective Time;

“DRS Advice” means a direct registration statement (DRS) advice;

“DTC” means The Depository Trust Company or any successor thereto;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning specified in the Plan of Arrangement;

“Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

“Employee Plans” means all health, welfare, supplemental unemployment benefit, post-employment benefit, bonus, commission, profit sharing, option, stock appreciation, equity or equity-based, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, vacation or other paid time off, termination, notice of termination, severance, change of control, retention, disability, superannuation, pension, supplemental pension or supplemental retirement plans and other employee or director compensation or benefit plans, policies, practices, trusts, funds, agreements, arrangements or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, and in each case for the benefit of directors or former directors of Corporation or any of its Subsidiaries, Corporation Employees, former Corporation Employees, Corporation Contractors, former Corporation Contractors, or any spouses, dependents, survivors or beneficiaries of such Persons, which are maintained by or binding upon Corporation or any of its Subsidiaries or in respect of which Corporation or any of its Subsidiaries has any actual or potential liability, including all “employee benefit plans” within the meaning of Section 3(3) of ERISA but, for greater certainty, “Employee Plans” does not include any collective agreements or Statutory Plans;

“Employment Agreements” means the employment agreements disclosed in the Corporation Disclosure Letter;

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Capital Market;

“Fairness Opinion” means the opinion of Piper Sandler to the effect that, as of the date of such Fairness Opinion and subject to the assumptions, limitations and qualifications set forth therein, the Cash Portion to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders;

“FDA” means the United States Food and Drug Administration or any successor agency;

“FDA Approval” means the grant by the FDA to the Corporation, the Purchaser or any of their respective affiliates of final approval of the Reducer PMA for the Primary Indication;

“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form acceptable to both Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably);

“forward-looking statements” has the meaning ascribed thereto under “Cautionary Statement Regarding Forward-Looking Statements”;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including authorities and agencies having regulatory powers in their respective health care systems such as the FDA, Health Canada, the United States Drug Enforcement Administration, the European Medicines Agency (“EMA”) and the competent health authorities of each EU Member State, or (iv) any Securities Authority or stock exchange, including the Exchanges. For the European Union (“EU”), it also includes any notified bodies, understood as the organizations that have been appointed by competent authorities of EU Member States to conduct conformity assessment for the CE marking of medical devices;

“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”;

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 as now in effect and as it may be amended from time to time to the Effective Date;

“HSR Approval” means all applicable waiting periods under the HSR applicable to the transactions contemplated by the Arrangement Agreement shall have expired or terminated;

“Inflationary Surplus” has the meaning ascribed thereto under “Certain Income Tax Considerations for Shareholders – Israeli Capital Resident Shareholders”;

“IFRS” means the International Financial Reporting Standards and the official pronouncements issued by the International Accounting Standards Board;

“IIA” means the Israel Innovation Authority, formally known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry;

“In-the-Money Option” means an Option for which the Cash Portion exceeds the per share exercise price of such Option;

“IP Contracts” means any Contract under which Corporation or any of its Subsidiaries:

(a)	was or is assigned, granted, obtained, or obtains or agrees to be assigned, granted or to obtain any license, ownership or any other rights or interests with respect to, any material Intellectual Property Rights, including any and all material Intellectual Property Rights relating in any way to any Product, other than (i) standard form Contracts granting rights to use readily available shrink wrap or click wrap software having a replacement cost and with annual license fee of less than US$50,000 in the aggregate for all such related Contracts, (ii) other non-exclusive rights with respect to non-material Intellectual Property Rights entered into in the Ordinary Course, and (iii) proprietary information, assignment and inventions agreements entered into with Corporation Employees, contractors or consultants in the Ordinary Course (which contain a present assignment of all rights, title and interest in such Intellectual Property Rights to Corporation or any of its Subsidiaries), other than agreements with named inventors on any Patents included in the Corporation Owned IP;

(b)	is restricted in its right to register, enforce or otherwise exploit any Intellectual Property Rights;

(c)	grants rights to or permits or agrees to grant rights to or to permit any other Person to register, enforce or otherwise exploit, or grants any other rights or interests with respect to, Corporation IP, including license agreements, collaboration agreements, research and/or development agreements, non-assertion or co-existence agreements, grants of royalty or revenue interest or research and development, or covenants not to sue, other than Contracts for sales of the Products and associated non-exclusive licenses entered into in the Ordinary Course; and

(d)	that would, as a result of the Arrangement and the transactions contemplated thereby, require Purchaser to license or assign rights in its or its affiliates’ Intellectual Property Rights to any other Person, or prohibit Purchaser from registering, enforcing or otherwise exploiting any of its or its affiliates’ Intellectual Property Rights due to Purchaser or its affiliates constituting an affiliate of Corporation;

“IRS” means the United States Internal Revenue Service;

“ITA” means the Israel Tax Authority;

“Intellectual Property Rights” means all rights to and interests in any type of intellectual property which may exist or be created under the Laws of any jurisdiction in the world, including: Patents, patent applications, industrial designs, registered designs, software, copyrights, other works of authorship (whether or not copyrightable), trademarks, service marks, company names, trade names, trade dress, logos, slogans and all other indicia or origin, Internet domain names, URLs, social media accounts, inventions (whether or not patentable or reduced to practice), discoveries, improvements, technology, confidential and/or proprietary information, industrial secret rights, trade secrets, know-how, confidential and proprietary data and business or technical information, data, database rights, tools, algorithms, moral and economic rights of authors and inventors, rights in databases and data collections, any other proprietary and intangible rights, any and all applications, registrations and renewals, including the right to claim priority, obtain extensions of term and listing in the Orange Book, the Canadian Patent Register, or any equivalent thereof, for any of the foregoing, and all goodwill associated with any of the foregoing and any and all past, present and future causes of action and rights to sue or seek other remedies and receive damages arising from or relating to the foregoing, including, without limitation, past damages;

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to both Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of both Corporation and Purchaser, each acting reasonably;

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees;

“Investment Canada Act” means the Investment Canada Act (Canada), and the regulations promulgated thereunder;

“Laurel Hill” means Laurel Hill Advisory Group;

“Law” means, with respect to any Person, any and all applicable international, national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation and directive (including EU Regulations and Directives), order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, standards, notices and protocols of any Governmental Entity, as amended;

“Legal Proceeding” means any litigation, action, application, suit, investigation, inquiry, audit, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, in each case, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review);

“Letter of Transmittal” means the letter of transmittal sent by the Corporation to Shareholders for use in connection with the Arrangement enclosed with this Circular or otherwise made available by the Corporation to Shareholders;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Matching Period” has the meaning ascribed thereto under “The Arrangement Agreement – Additional Covenants Regarding Non-Solicitation – Right to Match”;

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of fact or circumstances, is or would reasonably be expected to (i) be or become material and adverse to the business, operations, results of operations, Products, assets, properties, capitalization or financial condition of Corporation and its Subsidiaries, taken as a whole or (ii) materially impede or delay Corporation’s ability to perform or comply with the covenants, agreements or obligations of Corporation herein or consummate the transactions contemplated by the Arrangement Agreement and the Arrangement, except, for purposes of clause (i) only, any such change, event, occurrence, effect, or circumstance to the extent resulting from or arising in connection with: (a) any general change or event affecting the industry in which Corporation and its Subsidiaries operate; (b) any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national, international or global financial or capital markets; (c) any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity; (d) any change in IFRS; (e) any hurricane, flood, tornado, earthquake or other natural disaster, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any worsening of such conditions existing as of the date of the Arrangement Agreement; (f) any fluctuation in interest rates, Canadian and U.S. currency exchange rates or commodity prices; (g) any action taken (or omitted to be taken) at the written request of or with the written consent of Purchaser; (h) any legal proceeding against Corporation by Shareholders challenging or seeking to restrain or prohibit the consummation of, or seeking damages in connection with, the Arrangement; (i) the negotiation, execution, announcement or performance of the Arrangement Agreement or consummation of the Arrangement (it being understood that the foregoing shall not apply to any representation or warranty of Corporation to the extent that such representation or warranty addresses the consequences resulting from the negotiation, execution, announcement or performance of the Arrangement Agreement or any of the transactions contemplated in the Arrangement Agreement); (j) any fluctuation in and of itself in the market price or trading volume of any securities of Corporation for any period ending on or after the date of the Arrangement Agreement (provided, however, that the causes underlying such change may be considered to determine whether such causes constitute a Material Adverse Effect); or (k) the failure of Corporation in and of itself to meet any internal or public projections, forecasts, guidance or estimates of revenues or earnings (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect); provided, however, that (I) with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which Corporation and its Subsidiaries operate, and (II) unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contract” means any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to be material to the Corporation and its Subsidiaries; (b)     relating to the manufacturing or supply of products (including any components of the Products) and providing for annual payments in excess of US$50,000 by Corporation or any of its Subsidiaries; (c) relating to the Convertible Note or to indebtedness for borrowed money, or directly or indirectly to the guarantee of any liabilities or obligations (including indebtedness); (d) restricting, or which may in the future restrict, the incurrence of indebtedness by Corporation or any of its Subsidiaries or the incurrence of any Lien on any properties or assets of Corporation or any of its Subsidiaries, or restricting, or which may in the future restrict, the payment of dividends by Corporation or any of its Subsidiaries; (e) under which Corporation or any of its Subsidiaries is obligated to make or expects to receive payments (including royalties) in excess of US$200,000 over the remaining term; (f) under which Corporation or any of its Subsidiaries has continuing guarantee, royalty, “earn-out” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the Ordinary Course), including (i) milestone or similar payments, including upon the achievement of development, regulatory or commercial milestones or (ii) payment of royalties or other amounts calculated based upon any revenues or income of Corporation and its consolidated Subsidiaries; (g) providing for the establishment, investment in, organization or formation of any joint venture, strategic alliance, limited liability company or partnership, or that otherwise involves a sharing of revenues or profits, with a third party; (h) that creates an exclusive dealing arrangement or right of first notification, offer or refusal, or similar right, to the benefit of a third party; (i) between Corporation or any of its Subsidiaries and any director or executive officer of Corporation or any of its Subsidiaries; (j) involving any bonus, commission, pension, profit sharing, retirement or any other form of deferred compensation or incentive plan or any equity purchase, option, hospitalization, insurance or similar employee benefit plan or practice, whether formal or informal; (k) involving any severance, notice of termination (or payment in lieu thereof), change of-control, retention or similar type of agreement; (l) that is a collective agreement or Contract with any labor union; (m) with any Corporation Contractor (i) providing annual compensation in excess of US$200,000 or (ii) that is not cancellable by Corporation or any of its Subsidiaries on notice of sixty (60) days or less; (n) providing for employment with any Corporation Employee earning annual compensation in excess of US$200,000; (o) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds US$200,000; (p) involving the settlement of any legal proceeding or threatened legal proceeding; (q) that limits or restricts: (i) the ability of Corporation or any of its Subsidiaries (or, after giving effect to the Arrangement, Purchaser or any of its affiliates) to engage or participate, or compete with any other Person, in any line of business or carry on business in any geographic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so engaging, participating or competing; (ii) the rights of Corporation or any of its Subsidiaries (or after giving effect to the Arrangement, Purchaser or any of its affiliates) to sell, distribute or manufacture any products or deliver any services, or to purchase or otherwise obtain any components, materials, supplies, equipment, parts, Intellectual Property Rights or services; or (iii) the ability of Corporation or any of its Subsidiaries to solicit any customer (or that would, after giving effect to the Arrangement, so restrict Purchaser or any of its affiliates); (r) that grants “most favored nation” or preferred pricing to any third party; (s) that will require (i) consent from any Person or (ii) a guarantee to be provided by Purchaser or any Person that controls Purchaser, in each case, in connection with the completion of the transactions contemplated herein and where the termination of such Contract would have a material adverse impact on Corporation’s business; (t) that constitutes an interest rate, currency, equity or commodity swap, hedge, derivative, forward sale Contract or similar financial instruments; (u) with any Governmental Entity to which Corporation or any of its Subsidiaries is a party which is not entered into in the Ordinary Course; (v) that is an IP Contract; (w) after giving effect to the Arrangement, granting, assigning or transferring to any Person (other than Purchaser and its affiliates) any license or other right, interest, or protection (including any covenant not to sue or assert) under, to or in any Intellectual Property Rights of Purchaser or any of its affiliates (including as a result of granting, assigning or transferring any license or other right or interest under, to or in any Intellectual Property Rights of an “affiliate” of Corporation (other than Corporation’s Subsidiaries)); (x) that is a Contract with physicians or other health care professionals who provide services to or on behalf of the Corporation; (y) that relates to research, pre-clinical, clinical or other development, testing, distribution, marketing, promotion or commercialization of the Products, or any other product or product candidate; (z) that has been or would be required by Securities Laws to be filed by Corporation with the Securities Authorities and that is a “material contract” within the definition of National Instrument 51-102 - Continuous Disclosure Obligations; or (aa) that is otherwise material to Corporation and its Subsidiaries, taken as a whole; provided that, in each of the foregoing cases, if a Contract has been amended, supplemented, renewed or modified, any reference to the Contract shall refer to the Contract as so amended, supplemented, renewed or modified;

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in this Circular and agreed to in writing by Purchaser;

“Meeting Materials” means the Notice of Meeting, the Circular, the form of proxy (for Registered Shareholders) and the Letter of Transmittal (for Registered Shareholders), along with such amendments or additional documents as counsel for Neovasc may advise are necessary or desirable and are not inconsistent with the terms of the Interim Order;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Milestone” means FDA Approval;

“Milestone Failure Notice” has the meaning ascribed thereto under “The CVR Agreement – Overview”;

“Milestone Notice” means the Purchaser shall deliver to the Rights Agent written notice indication that the Milestone has been achieved;

“Milestone Outside Date” has the meaning ascribed thereto under “The CVR Agreement – Overview”;

“Milestone Payment” means, as applicable and without any aggregation, an amount equal to: (i) US$12.00 per CVR if the Milestone is achieved on or prior to June 30, 2026, (ii) US$8.00 per CVR if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) US$4.00 per CVR if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027;

“Milestone Payment Amount” means, for a given Holder, the product of (a) the Milestone Payment and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Notice;

“NASDAQ” means the Nasdaq Global Market;

“Neovasc” means Neovasc Inc., a corporation existing under the laws of Canada;

“Neovasc Officers and Directors” has the meaning ascribed thereto under “Principal Legal Matters – Canadian Securities Law Matters”;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“Non-Disclosure Agreement” means the non-disclosure agreement dated June 10, 2022 between Purchaser and Corporation;

“Non-Registered Shareholder” means a non-registered beneficial holder of Shares whose shares are held through an Intermediary;

“Non-Resident Dissenting Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada”;

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada”;

“Notice of Appearance” has the meaning ascribed thereto under “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement”;

“Notice of Dissent” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”;

“Notice of Hearing” has the meaning ascribed thereto under “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement”;

“Notice of Meeting” means the accompanying notice of meeting attached to the Circular;

“Offer to Pay” means the written offer of the Purchaser to each Dissenting Holder who has sent a Demand for Payment to pay for its Shares in an amount considered by the Board to be the fair value of the Shares, all in compliance with the dissent procedures described under “Dissenting Shareholders’ Rights”;

“Officer’s Certificate” means a certificate signed by an authorized officer of Purchaser, in his or her capacity as such an officer, and delivered to the Rights Agent;

“Options” means the outstanding options to purchase one Share per option issued pursuant to the Stock Option Plan;

“Ordinance” means the Israeli Income Tax Ordinance (New Version), 5721-1961, as amended, and the rules and regulations promulgated thereunder;

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary, and is taken in the ordinary course of the normal operations of the business of such Party or such Subsidiary;

“Outside Date” means June 16, 2023, or such later date as may be agreed to in writing by the Parties;

“Parties” means the Corporation and the Purchaser and “Party” means any one of them;

“Patents” means all issued patents, pending patent applications, statutory invention registrations and patent disclosures, and all reissues, continuations, continuations-in-part, divisionals, revisions, substitutions, extensions, supplementary protection certificates, reexaminations, extensions and all foreign equivalents of any of the foregoing;

“Payee” has the meaning ascribed thereto under “The Arrangement Agreement – Withholding Rights”;

“Payoff Letter” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Payoff Letters and Release of Liens”;

“Payor” has the meaning ascribed thereto under “The Arrangement Agreement – Withholding Rights”;

“Person” includes any individual, household, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal Representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations for Shareholders”;

“Piper Sandler” means Piper Sandler & Co., being the financial advisor to the Board and the Special Committee;

“Plan of Arrangement” means the plan of arrangement in the form of Schedule A, and any amendments or variations to such plan made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto under “The Arrangement Agreement – Pre-Acquisition Reorganization”;

“Primary Indication” means the treatment of angina;

“Products” means either of the Corporation’s proprietary technology for the treatment of refractory angina (commonly referred to as the Reducer) or the Corporation’s proprietary transcatheter mitral valve system in development for the transcatheter treatment of mitral valve disease (commonly referred to as Tiara), and all products or services marketed, licensed, sold, distributed or performed by or on behalf of the Corporation and all products or services currently under development by the Corporation;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”;

“Purchaser” means Shockwave Medical, Inc., a corporation existing under the Laws of the State of Delaware, and, in accordance with the Arrangement Agreement, any of its successors or permitted assigns;

“Purchaser 401(k) Plan” has the meaning specified in Section 4.10 of the Arrangement Agreement;

“Real Capital Gain” has the meaning ascribed thereto under “Certain Income Tax Considerations for Shareholders – Israeli Capital Gains Tax to Non-Israeli Resident Shareholders”;

“Real Property Lease” means any lease, sublease, license, occupancy agreement or other agreement with respect to any real property leased, subleased or licensed by Corporation or any of its Subsidiaries;

“Receiving Party” has the meaning ascribed thereto in “The Arrangement Agreement – Covenants – Regulatory Approval”;

“Record Date” has the meaning ascribed thereto under “Summary”;

“Reducer” means the device known as Neovasc Reducer that is used as the intervention device in the COSIRA-II trial sponsored by the Corporation for the Primary Indication having ClinicalTrials.gov identified NCT05102019;

“Reducer PMA” means the Premarket Approval application filed by the Corporation, Purchaser or any of their respective affiliates with the FDA for Reducer for the Primary Indication;

“Registered Corporation IP” means all Registered IP that is Corporation IP;

“Registered IP” means all pending applications, issuances and registrations anywhere in the world with any Governmental Entity for any Intellectual Property Rights, including all issued Patents, inventor certificates, registered copyrights and applications for copyright registration, registered mask works and applications to register mask works, and registered trademarks and service marks and applications to register trademarks and service marks, registered domain names and applications to register domain names, and registered business names and applications to register business names;

“Registered Shareholders” means a registered holder of Shares as recorded in the Shareholders’ register;

“Regulations” means the regulations under the Tax Act, as amended;

“Regulatory Approval” means each consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity required in connection with the transactions contemplated by the Arrangement Agreement, excluding health care approvals, and includes the HSR Approval;

“Representative” or “Representatives” means, with respect to any Person, any officer, director, employee, representative (including any financial or other advisor) or agent of such Person or its Subsidiary;

“Required Shareholder Approval” means the required approval of the Arrangement Resolution by the Shareholders as set forth in the Interim Order, being (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, and (ii) a simple majority of the votes cast on the Arrangement per Share by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101;

“Resident Dissenting Shareholder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“RESP” means a registered education savings plan in Canada;

“Rights Agent” means, collectively, Computershare Inc. and Computershare Trust Company, N.A. in its capacity as rights agent under the CVR Agreement, or such other Person as Corporation and Purchaser may mutually agree to engage as rights agent under the CVR Agreement;

“RRIF” means a registered retirement income fund in Canada;

“RRSP” means a registered retirement savings plan in Canada;

“RSU Plan” means the Corporation’s restricted share unit plan;

“RSUs” means the outstanding restricted share units in respect of one Share per restricted share unit issued pursuant to the RSU Plan;

“SAR Plan” means the Corporation’s share appreciation rights plan;

“SARs” means the outstanding share appreciation rights in respect of one Share per share appreciation right issued pursuant to the SAR Plan;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means, collectively, the Shares, Options, RSUs and SARs;

“Securities Act” means the Securities Act (British Columbia);

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada and of the states of the United States as well as the SEC and the Exchanges;

“Securities Laws” means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and regulations and published policies of the Exchanges;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the applicable Canadian Securities Authorities;

“Senior Management” means the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Vice President of Regulatory Affairs, the Vice President of Clinical Affairs, the Chief Quality Officer and, solely for the purposes of the Corporation Disclosure Letter, the Medical Director;

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires;

“Shares” means the common shares in the capital of Corporation;

“Shockwave” means Shockwave Medical, Inc., a corporation existing under the Laws of the State of Delaware, and, in accordance with the Arrangement Agreement, any of its successors or permitted assigns;

“Special Committee” means the special committee consisting of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by the Arrangement Agreement;

“Statutory Plans” means statutory benefit plans that any of the Corporation and/or any of its Subsidiaries are required to participate in or comply with, including the Canada Pension Plan, the Québec Pension Plan and plans administered pursuant to applicable Canadian health tax, workplace health & safety insurance and employment insurance legislation;

“Stock Option Plan” means the Corporation’s stock option plan;

“Strul” means Strul Medical Group LLC;

“Subject Securities” has the meaning ascribed thereto under “Particulars of the Arrangement – Support and Voting Agreements – Director and Officer Support and Voting Agreements”;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons who is at arm’s length to Corporation to acquire not less than all of the outstanding Shares or all or substantially all of the assets of Corporation on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of Article 5 of the Arrangement Agreement; (b) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal; (c) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board (or any special committee thereof), acting in good faith, that any required financing or other consideration to complete such Acquisition Proposal will be available at closing of such transaction to effect payment in full for all of the Shares or assets, as the case may be; (d) is not subject to any due diligence condition; and (e) that the Board (or any special committee thereof) determines, in its good faith judgment, after receiving the advice of its legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms and taking into account the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement Agreement proposed by the Purchaser);

“Superior Proposal Notice” has the meaning ascribed thereto under “The Arrangement Agreement – Additional Covenants Regarding Non-Solicitation – Right to Match”;

“Support and Voting Agreements” means each of the support and voting agreements dated January 16, 2023 between the Purchaser and the directors and senior officers of the Corporation who are Shareholders;

“Tax” or “Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions, (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii), (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person, other than pursuant to a Contract entered into in the Ordinary Course the principal purpose of which does not relate to Taxes, or as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder;

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“Tax Return” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

“Termination Fee” has the meaning ascribed thereto under “Summary of the Arrangement”;

“Termination Fee Event” has the meaning ascribed thereto under “Summary of the Arrangement”;

“Transaction Litigation” means any Legal Proceeding asserted or commenced by, on behalf of or in the name of, a third party against or otherwise involving Corporation, the Board, any committee thereof and/or any of Corporation’s directors or officers relating to the Arrangement Agreement, the Arrangement or any of the other transactions contemplated in the Arrangement Agreement (including any such Legal Proceeding based on allegations that Corporation’s entry into the Arrangement Agreement or the terms and conditions of the Arrangement Agreement, the Arrangement or any of the other transactions contemplated Arrangement Agreement constituted a breach of the fiduciary duties of any member of the Board or any officer of Corporation);

“Transfer” has the meaning ascribed thereto under “Particulars of the Arrangement – Support and Voting Agreements – Director and Officer Support and Voting Agreements – Covenants”;

“Transfer Agent” means Computershare Trust Company of Canada, in its capacity as the transfer agent for the Corporation;

“TSX” means Toronto Stock Exchange;

“U.S. Exchange Act” has the meaning ascribed thereto under “Questions and Answers About the Meeting and the Arrangement - Notice to United States Shareholders”;

“U.S. Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations for Shareholders”;

“U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder;

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions issued by the ITA in form and substance reasonably satisfactory to Purchaser and the Depositary or anyone acting on their behalf, that is applicable to the payments to be made pursuant to the Arrangement Agreement stating that no withholding, or a reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding;

“VWAP” means volume-weighted average price;

“Warrantholders” means the holders of the Warrants;

“Warrants” means the outstanding warrants issued by Corporation to purchase Shares;

“Withholding Drop Date” has the meaning ascribed thereto under “The Arrangement Agreement – Withholding Rights”; and

“Withholding Tax Ruling” has the meaning ascribed thereto under “The Arrangement Agreement – Withholding Rights”.

APPENDIX A

piper sandler FAIRNESS OPINION

See attached.

A-1

PIPER SANDLER & CO.

Special Committee of the Board of Directors

Neovasc Inc.

13562 Maycrest Way

Suite 5138

Richmond, British Columbia, Canada V6V 2J7

January 16, 2023

Members of the Special Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares in the capital of Neovasc Inc. (the “Corporation”), no par value per share (the “Shares”), of the Consideration (as defined below), pursuant to the Arrangement Agreement, dated as of January 16, 2023 (the “Agreement”), by and between the Corporation and Shockwave Medical, Inc. (the “Purchaser”). The Agreement provides for the Corporation and Purchaser to consummate an arrangement under Section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”), whereby, among other things, each outstanding Share shall be transferred to the Purchaser in exchange for (a) $27.25 in cash per Share (the “Consideration”) and (b) one contractual contingent value right (a “CVR”) per Share, representing the right to receive up to $12.00 per CVR (the “CVR Consideration”). The terms and conditions of the Plan of Arrangement are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Corporation which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Corporation that were publicly available, as well as those that were furnished to us by the Corporation; (iv) conducted discussions with members of senior management and representatives of the Corporation concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Plan of Arrangement; (v) reviewed the current and historical reported prices and trading activity of the Shares and similar information for certain other companies deemed by us to be comparable to the Corporation; (vi) compared the financial performance of the Corporation with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

Special Committee of the Board of Directors

Neovasc Inc.

January 16, 2023

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Corporation that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Corporation as to the expected future results of operations and financial condition of the Corporation. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Corporation, and on the assumptions of the management of the Corporation, as to all accounting, legal, tax and financial reporting matters with respect to the Corporation and the Agreement.

In arriving at our opinion, we have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Plan of Arrangement will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Plan of Arrangement will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Plan of Arrangement will be obtained in a manner that will not adversely affect the Corporation or the contemplated benefits of the Plan of Arrangement.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Corporation, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Corporation under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Corporation or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Corporation or any of its affiliates is a party or may be subject, and at the direction of the Corporation and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Corporation nor the Purchaser is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Plan of Arrangement.

Special Committee of the Board of Directors

Neovasc Inc.

January 16, 2023

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which the Shares may trade following announcement of the Plan of Arrangement or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Corporation to act as its financial advisor and we will receive a fee from the Corporation for providing our services, a significant portion of which is contingent upon the consummation of the Plan of Arrangement. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Plan of Arrangement or the conclusions reached in our opinion. The Corporation has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Corporation and the Purchaser for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Corporation, the Purchaser or entities that are affiliated with the Corporation or the Purchaser, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Corporation and the Plan of Arrangement and other participants in the Plan of Arrangement that differ from the views of Piper Sandler’s investment banking personnel.

This opinion is provided to the Special Committee of the Board of Directors of the Corporation in connection with its consideration of the Plan of Arrangement and is not intended to be and does not constitute a recommendation to any stockholder of the Corporation as to how such stockholder should act or vote with respect to the Plan of Arrangement or any other matter. Except with respect to the use of this opinion in connection with any information statement or proxy statement required in connection with the Plan of Arrangement, in accordance with our engagement letter with the Corporation, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.

Special Committee of the Board of Directors

Neovasc Inc.

January 16, 2023

This opinion addresses solely the fairness, from a financial point of view, to holders of the Shares of the proposed Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Plan of Arrangement or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the fairness, from a financial point of view, to the holders of the Shares of the proposed CVR Consideration, the basic business decision to proceed with or effect the Plan of Arrangement, the merits of the Plan of Arrangement relative to any alternative transaction or business strategy that may be available to the Corporation, Purchaser’s ability to fund the merger consideration, or any other terms contemplated by the Agreement or the fairness of the Plan of Arrangement to any other class of securities, creditor or other constituency of the Corporation. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Plan of Arrangement, or any class of such persons, relative to the compensation to be received by holders of the Shares in the Plan of Arrangement or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration is fair, from a financial point of view, to the holders of the Shares as of the date hereof.

Sincerely,

PIPER SANDLER & CO.

APPENDIX B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Neovasc Inc. (the “Corporation”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated February 3, 2023 of the Corporation accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement, the “Arrangement Agreement”) made as of January 16, 2023 between the Corporation and Shockwave Medical, Inc.), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “D” to the Circular, is hereby authorized, approved and adopted.

The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Corporation in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

The Corporation be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of the Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

APPENDIX C

ARRANGEMENT AGREEMENT

See attached.

C-1

Execution Version

SHOCKWAVE MEDICAL, INC.

as Purchaser

and

NEOVASC INC.

as Corporation

ARRANGEMENT AGREEMENT

JANUARY 16, 2023

i

SCHEDULES

Schedule A	Plan of Arrangement

Schedule B	Arrangement Resolution

Schedule C	Representations and Warranties of Corporation

Schedule D	Representations and Warranties of Purchaser

Schedule E	CVR Agreement

ii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of January 16, 2023,

BETWEEN:

Shockwave Medical, Inc., a corporation existing under the Laws of the State of Delaware

(“Purchaser”)

- and -

Neovasc Inc., a corporation existing under the Canada Business Corporations Act

(“Corporation”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1      Defined Terms

As used in this Agreement, the following terms have the following meanings:

“401(k) Plan” has the meaning specified in Section 4.10.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and any transaction involving only Corporation and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (whether written or oral) from any Person or group of Persons other than Purchaser (or one or more of its affiliates) relating to: (a) any direct or indirect sale, disposition or joint venture (or any lease, long term supply agreement, licence or any other arrangement having the same economic effect as a sale), of assets (including Intellectual Property Rights) of Corporation or any of its Subsidiaries (including any voting or equity securities of any of Corporation’s Subsidiaries) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue or earnings, of Corporation and its Subsidiaries taken as whole (in each case based on the consolidated financial statements of Corporation most recently filed on SEDAR prior to such offer, proposal or inquiry), or (b) any direct or indirect acquisition by any such Person or group of Persons acting jointly or in concert with such Person within the meaning of Securities Laws, of Shares (including securities convertible into or exercisable or exchangeable for Shares) representing, when taken together with the Shares (including securities convertible into or exercisable or exchangeable for Shares) held by any such Person or group of Persons acting jointly or in concert with such Person, 20% or more of the Shares (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for Shares), in either case of (a) or (b), whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, share or asset purchase, joint venture, liquidation, dissolution, winding up or other transaction involving Corporation and/or any of its Subsidiaries, and whether in a single transaction or a series of related transactions.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions, as in effect on the date of this Agreement.

“Agreement” means this arrangement agreement between Purchaser and Corporation (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Anti-Corruption Laws” has the meaning specified in Section 39 of Schedule C.

“Arrangement” means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any order, permit, certification, accreditation, approval, consent, waiver, license or similar authorization of any Governmental Entity or standards-setting organization, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

“Base Premium” has the meaning specified in Section 4.8(1).

“B-Balloon” means B-Balloon Ltd., a wholly owned subsidiary of the Corporation incorporated under the laws of Israel, which is in the process of voluntary liquidation.

“Board” means the board of directors of Corporation as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.4(2).

“Books and Records” means the books and records of Corporation and its Subsidiaries, including books of account and Tax records, whether in written or electronic form.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or San Francisco, California.

“Canadian Defined Benefit Pension Plan” means an Employee Plan required to be registered under federal, provincial or territorial pension standards legislation or other similar Laws or a “registered pension plan” (as defined in subsection 248(1) of the Tax Act or other similar Laws), which contains a “defined benefit provision” (as defined in subsection 147.1(1) of the Tax Act or other similar Laws).

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, along with its associated regulations and related guidance.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“cGMP” means the standards mandated by Law relating to the quality oversight, design, manufacturing, development, processing, storing, packaging, repackaging, testing, packing, labeling, relabeling, commercial and clinical distribution, transportation, importing, exporting, handling and holding of drugs, biologics, and medical devices including but not limited to the applicable quality system requirements at 21 C.F.R. Part 820.

“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Shareholders in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement.

“Collective Agreements” means all collective bargaining, works council and union agreements currently applicable to Corporation and/or any of its Subsidiaries.

“Consideration” means the consideration to be received by the Shareholders and holders of RSUs, SARs and In-the-Money Options pursuant to the Plan of Arrangement, consisting of, (i) for each Share, RSU and SAR of (a) $27.25 in cash, subject to adjustment in the circumstances contemplated in Section 2.12 (the “Cash Portion”) and (b) one CVR and (ii) for each In-the-Money Option (a) an amount equal to the Cash Portion less the applicable per share exercise price in respect of such In-the-Money Option and (b) one CVR.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating document and all amendments thereto.

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, obligation, arrangement or undertaking (written or oral), together with any amendments and modifications thereto, to which Corporation or any of its Subsidiaries is a party or by which Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Convertible Note” means the Restated Senior Secured Convertible Note issued by Corporation on March 23, 2022 to the holder thereof in the initial principal amount of $13,000,000.

“Convertible Note Conversion” means the conversion of the Convertible Note into Shares, effective immediately prior to the Effective Time, pursuant to Section 3.1 of the Convertible Note.

“Convertible Note Conversion Agreement” means the Conversion, Support and Voting Agreement, dated the date hereof, among Purchaser, the Corporation and the holder of the Convertible Note.

“Corporation Contractors” means all individuals who are independent contractors, consultants, or advisors of the Corporation and/or any of its Subsidiaries as of the Effective Date.

“Corporation Data” means all data collected, used, transferred, generated, or received by the Corporation and the Subsidiaries or third parties on behalf of the Corporation and the Subsidiaries in connection with the operation of the business, including Corporation Licensed Data, Corporation Owned Data and Personal Data.

“Corporation Data Agreement” means any Contract involving Corporation Data to which the Corporation or any of the Subsidiaries is a party or to which it is otherwise bound.

“Corporation Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Corporation to Purchaser with this Agreement.

“Corporation Employees” means all individuals who are officers or employees of Corporation and/or any of its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees, or individuals engaged on contract to provide employment services or sales to Corporation and/or any of its Subsidiaries as of the Effective Date.

“Corporation Filings” means all documents publicly filed under the profile of Corporation on SEDAR or the Electronic Data Gathering and Retrieval (EDGAR) of the Securities and Exchange Commission since December 31, 2020.

“Corporation Financial Statements” means the audited consolidated financial statements of Corporation for the years ended December 31, 2021 and 2020, and the unaudited condensed interim consolidated financial statements of Corporation for the periods ended September 30, 2022 and 2021, and together with the notes to such statements and the independent auditor’s report on such annual consolidated financial statements.

“Corporation IP” means all Corporation Licensed IP and Corporation Owned IP.

“Corporation Licensed Data” means all data that is Processed by the Corporation or any of the Subsidiaries which is owned, held, collected, or purported to be owned, held or collected by a third party.

“Corporation Licensed IP” means all Intellectual Property Rights owned by Persons other than Corporation or any of its Subsidiaries to which Corporation or any of its Subsidiaries has been granted a license in or to or has otherwise received or acquired any right to exploit.

“Corporation Licensed Registered IP” means all Registered Corporation IP that is owned by Persons other than Corporation or any of its Subsidiaries to which Corporation or any of its Subsidiaries has been granted a license in or to or has otherwise received or acquired any right to exploit.

“Corporation Owned Data” means each element of data collected, generated, Processed or received that the Corporation or any of the Subsidiaries owns, holds or controls or purports to own, hold or control.

“Corporation Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by Corporation or any of its Subsidiaries.

“Corporation Owned Registered IP” means all Registered Corporation IP that are owned or purported to be owned by Corporation or any of its Subsidiaries.

“Corporation Privacy Policies” means collectively, any and all (i) of the policies and notices of the Corporation and the Subsidiaries, whether applicable internally, or published on Corporation websites or otherwise made available by the Corporation or any of the Subsidiaries to any Person, (ii) the Corporation’s and the Subsidiaries’ public representations and statements (including any such statements on Corporation websites, other websites, and marketing materials), (iii) industry self-regulatory obligations and commitments with which the Corporation and the Subsidiaries have agreed to comply, and, (iv) Contracts with third parties by which the Corporation and/or any of the Subsidiaries are bound relating to the Processing of Personal Data, in each case, relating to data privacy or data protection.

“Court” means the Supreme Court of British Columbia.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks.

“CVR” means a CVR, as defined in the CVR Agreement.

“CVR Agreement” means the contingent value rights agreement to be dated the date of the Effective Date between Purchaser and Rights Agent, substantially in the form of Schedule E.

“Data Room” means the material contained in the virtual data room established by Corporation as at 5:00 p.m. on January 15, 2023.

“Delisting Period” has the meaning specified in Section 4.9.

“Depositary” means Computershare Trust Company of Canada, in its capacity as depositary for the Arrangement, or such other Person as Corporation and Purchaser may mutually agree to engage as depositary for the Arrangement.

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Disclosing Party” has the meaning specified in Section 4.3(3).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning specified in the Plan of Arrangement.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, post-employment benefit, bonus, commission, profit sharing, option, stock appreciation, equity or equity-based, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, vacation or other paid time off, termination, notice of termination, severance, change of control, retention, disability, superannuation, pension, supplemental pension or supplemental retirement plans and other employee or director compensation or benefit plans, policies, practices, trusts, funds, agreements, arrangements or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, and in each case for the benefit of directors or former directors of Corporation or any of its Subsidiaries, Corporation Employees, former Corporation Employees, Corporation Contractors, former Corporation Contractors, or any spouses, dependents, survivors or beneficiaries of such Persons, which are maintained by or binding upon Corporation or any of its Subsidiaries or in respect of which Corporation or any of its Subsidiaries has any actual or potential liability, including all “employee benefit plans” within the meaning of Section 3(3) of ERISA but, for greater certainty, “Employee Plans” does not include any Collective Agreements or Statutory Plans.

“Environmental Laws” has the meaning specified in Section 33(a) of Schedule C.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would have ever been considered a single employer with Corporation or any of its Subsidiaries under Section 4001(b) of ERISA or part of the same “controlled group” as Corporation or any of its Subsidiaries for purposes of Section 302(d)(3) of ERISA.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Capital Market.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in the executed copy thereof, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders.

“FDA” means the United States Food and Drug Administration or any successor thereto.

“FDCA” means the U.S. Federal Food, Drug, and Cosmetic Act, as amended.

“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form acceptable to both Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably).

“Financial Advisor” means Piper Sandler & Co.

“GCP” means the standards for clinical trials/investigations for medical devices, drugs, and biologics (including all applicable Laws and requirements relating to protection of human subjects) promulgated or endorsed by a Governmental Entity.

“GDPR” means the General Data Protection Regulation (EU) 2016/679.

“GLP” means the applicable current good laboratory practice standards promulgated or endorsed by the FDA, as defined in U.S. 21 C.F.R. Part 58, or such other comparable regulatory standards in jurisdictions outside the United States, as they may be updated from time to time.

“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including authorities and agencies having regulatory powers in their respective health care systems such as the FDA, Health Canada, the United States Drug Enforcement Administration, the European Medicines Agency (“EMA”) and the competent health authorities of each EU Member State, or (iv) any Securities Authority or stock exchange, including the Exchanges. For the European Union (“EU”), it also includes any Notified Bodies, understood as the organizations that have been appointed by competent authorities of EU Member States to conduct conformity assessment for the CE marking of medical devices.

“Governmental Grant” means any grant, funding, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, or reimbursement arrangement, provided or made available by or on behalf of or under the authority of the IIA or any related authorities or programs, the Israeli Investment Center, the Israeli Tax Authority, the State of Israel, and any bi-, multi-national, regional or similar program, framework or foundation (including, for example, BIRD), the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.

“Hazardous Substances” means (a) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos, asbestos-containing materials and polychlorinated biphenyls and (b) any substance that is defined, regulated, prohibited, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws.

“Health Care Approval” means each authorization, license, certification, consent, waiver, permit, exemption, review, order, decision, approval, registration or filing required under any applicable Health Care Laws, including any premarket approval or approval of an investigational device exemption application by the FDA, CE Certificates of Conformity issued by Notified Bodies, Investigational Testing Authorization by Health Canada, or similar regulatory approval of jurisdictions outside of the United States with respect to a Product.

“Health Care Laws” means any and all Laws of any Governmental Entity pertaining to health care regulatory matters applicable to the Corporation, its Subsidiaries, the Products or any service offered by Corporation or its Subsidiaries, including (a) Laws that ensure the safety, efficacy and quality of the Products by regulating the research, development, manufacturing, distribution, commercialization and/or reimbursement of such Products, including Laws relating to laboratory practices, clinical practices, clinical trials or investigations, investigational use, product marketing authorization or conformity assessment procedure, manufacturing facilities compliance and approval, manufacturing practices, labeling, advertising, promotional practices, safety surveillance, recordkeeping and filing of required reports, distribution, sale, import, and export of the Products, including without limitation, the Food and Drugs Act (Canada) and the regulations promulgated thereunder, FDCA, the United States Public Health Service Act, cGMP, GCP, GLP, MDD (and respective implementing laws of each EU Member State) and MDR; (b) Laws concerning healthcare fraud and abuse, the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b, the federal Physician Self-Referral (Stark) Law, 42 U.S.C. § 1395nn, the Federal False Claims Act, 31 U.S.C. §§ 3729-3733, the Federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, the Federal Health Care Fraud Law, 18 U.S.C. § 1347; (c) the Federal Exclusion Laws, 42 U.S.C. § 1320a-7; (d) Laws concerning Medicare, Title XVIII of the Social Security Act, Medicaid, Title XIX of the Social Security Act and TRICARE, 10 U.S.C. § 1071 et seq., health insurance or health insurance coverage, coding, coding validation, claims submission, reimbursement, corporate practice of medicine or fee-splitting, licensure of health care professionals or health care related entities, or enrollment or participation in government health care programs; (e) HIPAA and any Law or regulation the purpose of which is to protect the privacy of individually-identifiable patient information; (f) all Laws relating to the disclosure of payments or other value provided to physicians and other healthcare providers, including but not limited to the Physician Payments Sunshine Act, 42 C.F.R. § 401-403; and (g) in each case as applicable to medical device manufacturers, and all other comparable domestic and foreign equivalents.

“HIPAA” means the following, as the same may be amended, modified or supplemented from time to time, any successor statute thereto, and together with any and all rules or regulations promulgated from time to time thereunder: (i) the Health Insurance Portability and Accountability Act of 1996, (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recover and Reinvestment Act of 2009), and (iii) applicable state Laws regarding patient privacy and the security, use, Processing or disclosure of protected health information.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 as now in effect and as it may be amended from time to time to the Effective Date.

“HSR Approval” means all applicable waiting periods under the HSR applicable to the transactions contemplated by this Agreement shall have expired or terminated.

“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

“ICT Infrastructure” means the information and communications technology infrastructure and systems (including Software, hardware, firmware, networks and the Corporation websites) that are used by the Corporation and the Subsidiaries or third parties on behalf of the Corporation and the Subsidiaries to operate the business.

“IFRS” means the International Financial Reporting Standards and the official pronouncements issued by the International Accounting Standards Board.

“In-the-Money Option” means an Option for which the Cash Portion exceeds the per share exercise price of such Option.

“Indemnified Persons” has the meaning specified in Section 8.8(1).

“Intellectual Property Rights” means all rights to and interests in any type of intellectual property which may exist or be created under the Laws of any jurisdiction in the world, including: Patents, patent applications, industrial designs, registered designs, Software, copyrights, other works of authorship (whether or not copyrightable), trademarks, service marks, company names, trade names, trade dress, logos, slogans and all other indicia or origin, Internet domain names, URLs, social media accounts, inventions (whether or not patentable or reduced to practice), discoveries, improvements, technology, confidential and/or proprietary information, industrial secret rights, trade secrets, know-how, confidential and proprietary data and business or technical information, data, database rights, tools, algorithms, moral and economic rights of authors and inventors, rights in databases and data collections, any other proprietary and intangible rights, any and all applications, registrations and renewals, including the right to claim priority, obtain extensions of term and listing in the Orange Book, the Canadian Patent Register, or any equivalent thereof, for any of the foregoing, and all goodwill associated with any of the foregoing and any and all past, present and future causes of action and rights to sue or seek other remedies and receive damages arising from or relating to the foregoing, including, without limitation, past damages.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to both Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of both Corporation and Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada), and the regulations promulgated thereunder.

“IP Contracts” means any Contract under which Corporation or any of its Subsidiaries:

(a)	was or is assigned, granted, obtained, or obtains or agrees to be assigned, granted or to obtain any license, ownership or any other rights or interests with respect to, any material Intellectual Property Rights, including any and all material Intellectual Property Rights relating in any way to any Product, other than (i) standard form Contracts granting rights to use readily available shrink wrap or click wrap software having a replacement cost and with annual license fee of less than $50,000 in the aggregate for all such related Contracts, (ii) other non-exclusive rights with respect to non-material Intellectual Property Rights entered into in the Ordinary Course, and (iii) proprietary information, assignment and inventions agreements entered into with Corporation Employees, contractors or consultants in the Ordinary Course (which contain a present assignment of all rights, title and interest in such Intellectual Property Rights to Corporation or any of its Subsidiaries), other than agreements with named inventors on any Patents included in the Corporation Owned IP;

(b)	is restricted in its right to register, enforce or otherwise exploit any Intellectual Property Rights;

(c)	grants rights to or permits or agrees to grant rights to or to permit any other Person to register, enforce or otherwise exploit, or grants any other rights or interests with respect to, Corporation IP, including license agreements, collaboration agreements, research and/or development agreements, non-assertion or co-existence agreements, grants of royalty or revenue interest or research and development, or covenants not to sue, other than Contracts for sales of the Products and associated non-exclusive licenses entered into in the Ordinary Course; and

(d)	that would, as a result of the Arrangement and the transactions contemplated thereby, require Purchaser to license or assign rights in its or its affiliates’ Intellectual Property Rights to any other Person, or prohibit Purchaser from registering, enforcing or otherwise exploiting any of its or its affiliates’ Intellectual Property Rights due to Purchaser or its affiliates constituting an affiliate of Corporation.

“ISO Quality Management System” means a quality management system that is certified as conforming to the applicable International Organization for Standardization (ISO) standard for medical devices as mandated by the applicable Health Care Laws or Governmental Entity.

“ITA” means the Israel Tax Authority.

“Law” means, with respect to any Person, any and all applicable international, national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation and directive (including EU Regulations and Directives), order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, standards, notices and protocols of any Governmental Entity, as amended.

“Leased Properties” has the meaning specified in Section 27(e) of Schedule C.

“Legal Proceeding” means any litigation, action, application, suit, investigation, inquiry, audit, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, in each case, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review).

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Matching Period” has the meaning specified in Section 5.4(1)(d).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of fact or circumstances, is or would reasonably be expected to (i) be or become material and adverse to the business, operations, results of operations, Products, assets, properties, capitalization or financial condition of Corporation and its Subsidiaries, taken as a whole or (ii) materially impede or delay Corporation’s ability to perform or comply with the covenants, agreements or obligations of Corporation herein or consummate the transactions contemplated by this Agreement and the Arrangement, except, for purposes of clause (i) only, any such change, event, occurrence, effect, or circumstance to the extent resulting from or arising in connection with:

(a)	any general change or event affecting the industry in which Corporation and its Subsidiaries operate;

(b)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national, international or global financial or capital markets;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in IFRS;

(e)	any hurricane, flood, tornado, earthquake or other natural disaster, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any worsening of such conditions existing as of the date of this Agreement;

(f)	any fluctuation in interest rates, Canadian and U.S. currency exchange rates or commodity prices;

(g)	any action taken (or omitted to be taken) at the written request of or with the written consent of Purchaser;

(h)	any legal proceeding against Corporation by Shareholders challenging or seeking to restrain or prohibit the consummation of, or seeking damages in connection with, the Arrangement;

(i)	the negotiation, execution, announcement or performance of this Agreement or consummation of the Arrangement (it being understood that the foregoing shall not apply to any representation or warranty of Corporation to the extent that such representation or warranty addresses the consequences resulting from the negotiation, execution, announcement or performance of this Agreement or any of the transactions contemplated hereby);

(j)	any fluctuation in and of itself in the market price or trading volume of any securities of Corporation for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such change may be considered to determine whether such causes constitute a Material Adverse Effect); or

(k)	the failure of Corporation in and of itself to meet any internal or public projections, forecasts, guidance or estimates of revenues or earnings (provided, however, that the causes underlying such failure may be considered to determine whether such causes constitute a Material Adverse Effect);

provided, however, that (I) with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which Corporation and its Subsidiaries operate, and (II) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to be material to the Corporation and its Subsidiaries;

(b)	relating to the manufacturing or supply of products (including any components of the Products) and providing for annual payments in excess of $50,000 by Corporation or any of its Subsidiaries;

(c)	relating to the Convertible Note or to indebtedness for borrowed money, or directly or indirectly to the guarantee of any liabilities or obligations (including indebtedness);

(d)	restricting, or which may in the future restrict, the incurrence of indebtedness by Corporation or any of its Subsidiaries or the incurrence of any Lien on any properties or assets of Corporation or any of its Subsidiaries, or restricting, or which may in the future restrict, the payment of dividends by Corporation or any of its Subsidiaries;

(e)	under which Corporation or any of its Subsidiaries is obligated to make or expects to receive payments (including royalties) in excess of $200,000 over the remaining term;

(f)	under which Corporation or any of its Subsidiaries has continuing guarantee, royalty, “earn-out” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the Ordinary Course), including (i) milestone or similar payments, including upon the achievement of development, regulatory or commercial milestones or (ii) payment of royalties or other amounts calculated based upon any revenues or income of Corporation and its consolidated Subsidiaries;

(g)	providing for the establishment, investment in, organization or formation of any joint venture, strategic alliance, limited liability company or partnership, or that otherwise involves a sharing of revenues or profits, with a third party;

(h)	that creates an exclusive dealing arrangement or right of first notification, offer or refusal, or similar right, to the benefit of a third party;

(i)	between Corporation or any of its Subsidiaries and any director or executive officer of Corporation or any of its Subsidiaries;

(j)	involving any bonus, commission, pension, profit sharing, retirement or any other form of deferred compensation or incentive plan or any equity purchase, option, hospitalization, insurance or similar employee benefit plan or practice, whether formal or informal;

(k)	involving any severance, notice of termination (or payment in lieu thereof), change-of-control, retention or similar type of agreement;

(l)	that is a Collective Agreement or Contract with any labor union;

(m)	with any Corporation Contractor (i) providing annual compensation in excess of $200,000 or (ii) that is not cancellable by Corporation or any of its Subsidiaries on notice of sixty (60) days or less;

(n)	providing for employment with any Corporation Employee earning annual compensation in excess of $200,000;

(o)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $200,000;

(p)	involving the settlement of any legal proceeding or threatened legal proceeding;

(q)	that limits or restricts:

(i)	the ability of Corporation or any of its Subsidiaries (or, after giving effect to the Arrangement, Purchaser or any of its affiliates) to engage or participate, or compete with any other Person, in any line of business or carry on business in any geographic area, or pursuant to which any benefit or right would be required to be given or lost as a result of so engaging, participating or competing;

(ii)	the rights of Corporation or any of its Subsidiaries (or after giving effect to the Arrangement, Purchaser or any of its affiliates) to sell, distribute or manufacture any products or deliver any services, or to purchase or otherwise obtain any components, materials, supplies, equipment, parts, Intellectual Property Rights or services; or

(iii)	the ability of Corporation or any of its Subsidiaries to solicit any customer (or that would, after giving effect to the Arrangement, so restrict Purchaser or any of its affiliates);

(r)	that grants “most favored nation” or preferred pricing to any third party;

(s)	that will require (i) consent from any Person or (ii) a guarantee to be provided by Purchaser or any Person that controls Purchaser, in each case, in connection with the completion of the transactions contemplated herein and where the termination of such Contract would have a material adverse impact on Corporation’s business;

(t)	that constitutes an interest rate, currency, equity or commodity swap, hedge, derivative, forward sale Contract or similar financial instruments;

(u)	with any Governmental Entity to which Corporation or any of its Subsidiaries is a party which is not entered into in the Ordinary Course;

(v)	that is an IP Contract;

(w)	after giving effect to the Arrangement, granting, assigning or transferring to any Person (other than Purchaser and its affiliates) any license or other right, interest, or protection (including any covenant not to sue or assert) under, to or in any Intellectual Property Rights of Purchaser or any of its affiliates (including as a result of granting, assigning or transferring any license or other right or interest under, to or in any Intellectual Property Rights of an “affiliate” of Corporation (other than Corporation’s Subsidiaries));

(x)	that is a Contract with physicians or other health care professionals who provide services to or on behalf of the Corporation;

(y)	that relates to research, pre-clinical, clinical or other development, testing, distribution, marketing, promotion or commercialization of the Products, or any other product or product candidate;

(z)	that has been or would be required by Securities Laws to be filed by Corporation with the Securities Authorities and that is a “material contract” within the definition of National Instrument 51-102 - Continuous Disclosure Obligations; or

(aa)	that is otherwise material to Corporation and its Subsidiaries, taken as a whole;

provided that, in each of the foregoing cases, if a Contract has been amended, supplemented, renewed or modified, any reference to the Contract shall refer to the Contract as so amended, supplemented, renewed or modified.

“MDD” means Council Directive 93/42/EEC of 14 June 1993 concerning medical devices.

“MDR” Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Purchaser.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Milestone” has the meaning given to it in the CVR Agreement.

“Misrepresentation” means (a) a misrepresentation for purposes of applicable Canadian Securities Law or (b) for purposes of U.S. Securities Laws, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“NI 52-109” has the meaning specified in Section 13(a) of Schedule C.

“Non-Disclosure Agreement” means the non-disclosure agreement dated June 10, 2022 between Purchaser and Corporation.

“Open Source Software” means any Software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

“Options” means the outstanding options to purchase one Share per option issued pursuant to the Stock Option Plan.

“Ordinance” means the Israeli Income Tax Ordinance (New Version), 5721-1961, as amended, and the rules and regulations promulgated thereunder.

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary, and is taken in the ordinary course of the normal operations of the business of such Party or such Subsidiary.

“Outside Date” means June 16, 2023, or such later date as may be agreed to in writing by the Parties.

“Parties” means Corporation and Purchaser and “Party” means any one of them.

“Patents” means all issued patents, pending patent applications, statutory invention registrations and patent disclosures, and all reissues, continuations, continuations-in-part, divisionals, revisions, substitutions, extensions, supplementary protection certificates, reexaminations, extensions and all foreign equivalents of any of the foregoing.

“Payoff Letter” has the meaning specified in Section 4.16(1).

“Payee” has the meaning specified in Section 2.11(2).

“Payor” has the meaning specified in Section 2.11(1).

“PBA” means the Pension Benefits Act (Ontario).

“Permitted Liens” means, in respect of Corporation or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or delinquent, or which are being contested in good faith by appropriate proceedings;

(b)	Liens imposed by Law and incurred in the Ordinary Course for obligations not yet due or delinquent;

(c)	Liens in respect of pledges or deposits under workers’ compensation, social security or similar laws, other than with respect to any amounts which are due or delinquent, unless such amounts are being contested in good faith by appropriate proceedings;

(d)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Laws;

(e)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence (other than any IP Contract), franchise, grant or permit of Corporation or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(f)	Liens for indebtedness arising in the Ordinary Course incurred to pay all or a part of the purchase price of any personal or moveable property; and

(g)	Liens listed or described in Section 1.1 of the Corporation Disclosure Letter.

“Person” includes any individual, household, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Data” means any information about an identified or identifiable natural person or is otherwise considered “personal data,” “personal information,” “personally identifiable information,” or any similar term under applicable Laws. “Personal Data” includes information in any form, including paper, electronic and other forms.

“PIPEDA” means the Personal Information Protection and Electronic Documents Act (S.C. 2000, c.5).

“Plan of Arrangement” means the plan of arrangement in the form of Schedule A, and any amendments or variations to such plan made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.6(1).

“Privacy Laws” means the California Online Privacy Protection Act, CAN-SPAM Act, the Children’s Online Privacy Protection Act (COPPA), the Communications Decency Act, HIPAA, the Telephone Consumer Protection Act, PIPEDA, the Personal Information Protection Act (British Columbia), CASL, the GDPR and any national law supplementing the GDPR, the Privacy and Electronic Communications Directive 2002/58/EC and the EECC Directive 2018/1972 (all including any implementing legislation in any member state of the European Union or United Kingdom), the United Kingdom’s Data Protection Act 2018 and the UK General Data Protection Regulation as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (the “UK GDPR”), the Basic Law: Human Dignity and Liberty, 5752 1992, the Protection of Privacy Law and the regulations promulgated thereunder and the guidelines of the Israel Privacy Protection Authority, the Illinois Biometric Information Privacy Act, the Texas Capture or Use of Biometric Identifiers Act, the Washington Biometric Privacy Protection Act (HB 1493), the Federal Trade Commission Act, state breach notification Laws, the CAN-SPAM Act and applicable Laws relating to the Processing of Personal Data, direct marketing and advertising, email, messaging and/or telemarketing and any published interpretation and guidance issued by any Governmental Entity.

“Process,” “Processed,” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, transfer, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Products” means either of Corporation’s proprietary technology for the treatment of refractory angina (commonly referred to as Reducer) or Corporation’s proprietary transcatheter mitral valve system in development for the transcatheter treatment of mitral valve disease (commonly referred to as Tiara), and all products or services marketed, licensed, sold, distributed or performed by or on behalf of the Corporation and all products or services currently under development by the Corporation.

“Purchaser 401(k) Plan” has the meaning specified in Section 4.10.

“Real Property Lease” means any lease, sublease, license, occupancy agreement or other agreement with respect to any real property leased, subleased or licensed by Corporation or any of its Subsidiaries.

“Receiving Party” has the meaning specified in Section 4.3(3).

“Registered Corporation IP” means all Registered IP that is Corporation IP.

“Registered IP” means all pending applications, issuances and registrations anywhere in the world with any Governmental Entity for any Intellectual Property Rights, including all issued Patents, inventor certificates, registered copyrights and applications for copyright registration, registered mask works and applications to register mask works, and registered trademarks and service marks and applications to register trademarks and service marks, registered domain names and applications to register domain names, and registered business names and applications to register business names.

“Regulatory Approval” means each consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity required in connection with the transactions contemplated by this Agreement, excluding Health Care Approvals, and includes the HSR Approval.

“Reporting Provinces” has the meaning specified in Section 11 of Schedule C.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial or other advisor) or agent of such Person or its Subsidiary.

“Required Shareholder Approval” has the meaning specified in Section 2.2(2).

“Rights Agent” means Computershare Trust Company, N.A. in its capacity as rights agent under the CVR Agreement, or such other Person as Corporation and Purchaser may mutually agree to engage as rights agent under the CVR Agreement.

“RSU Plan” means the Corporation’s restricted share unit plan.

“RSUs” means the outstanding restricted share units in respect of one Share per restricted share unit issued pursuant to the RSU Plan.

“SAR Plan” means the Corporation’s share appreciation rights plan.

“SARs” means the outstanding share appreciation rights in respect of one Share per share appreciation right issued pursuant to the SAR Plan.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (British Columbia).

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada and of the states of the United States as well as the SEC and the Exchanges.

“Securities Laws” means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and regulations and published policies of the Exchanges.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the applicable Canadian Securities Authorities.

“Senior Management” means the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Vice President of Regulatory Affairs, the Vice President of Clinical Affairs, the Chief Quality Officer and, solely for the purposes of Sections 17(b); 21; 22(b), (e), (g),(j), (k), (l) and (m); 26(d) and (e); 28(a), (b), (e), (g), (h), (i), (j), (l), (m) (n) and (o); and 32; of the Corporation Disclosure Letter, the Medical Director.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the capital of Corporation.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Statutory Plans” means statutory benefit plans that any of Corporation and/or any of its Subsidiaries are required to participate in or comply with, including the Canada Pension Plan, the Québec Pension Plan and plans administered pursuant to applicable Canadian health tax, workplace health & safety insurance and employment insurance legislation.

“Stock Option Plan” means the Corporation’s stock option plan.

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of this Agreement.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons who is at arm’s length to Corporation to acquire not less than all of the outstanding Shares or all or substantially all of the assets of Corporation on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of Article 5;

(b)	that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal;

(c)	is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board (or any special committee thereof), acting in good faith, that any required financing or other consideration to complete such Acquisition Proposal will be available at closing of such transaction to effect payment in full for all of the Shares or assets, as the case may be;

(d)	is not subject to any due diligence condition; and

(e)	that the Board (or any special committee thereof) determines, in its good faith judgment, after receiving the advice of its legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms and taking into account the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Support and Voting Agreements” means each of the support and voting agreements dated the date hereof between Purchaser and the directors and senior officers of Corporation who are Shareholders.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions, (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii), (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person, other than pursuant to a Contract entered into in the Ordinary Course the principal purpose of which does not relate to Taxes, or as a result of being a transferee or successor in interest to any party.

“Termination Fee” has the meaning specified in Section 8.2(2).

“Termination Fee Event” has the meaning specified in Section 8.2(2).

“Trade Control Laws” has the meaning specified in Section 40 of Schedule C.

“Transaction Committee” means the transaction committee of independent members of the Board formed in connection with the transactions contemplated by this Agreement.

“Transaction Litigation” means any Legal Proceeding asserted or commenced by, on behalf of or in the name of, a third party against or otherwise involving Corporation, the Board, any committee thereof and/or any of Corporation’s directors or officers relating to this Agreement, the Arrangement or any of the other transactions contemplated hereby (including any such Legal Proceeding based on allegations that Corporation’s entry into this Agreement or the terms and conditions of this Agreement, the Arrangement or any of the other transactions contemplated hereby constituted a breach of the fiduciary duties of any member of the Board or any officer of Corporation).

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions issued by the ITA in form and substance reasonably satisfactory to Purchaser and the Depositary or anyone acting on their behalf, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or a reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding.

“Warrantholders” means the holders of the Warrants.

“Warrants” means the outstanding warrants issued by Corporation to purchase Shares.

“Withholding Drop Date” has the meaning specified in Section 2.11(2).

“Withholding Tax Ruling” has the meaning specified in Section 2.11(3).

Section 1.2          Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. Unless otherwise indicated, all references to dollars or to $ are references to U.S. dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Corporation Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of Corporation, it is deemed to refer to the actual knowledge of Senior Management after making reasonable inquiries of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties. Corporation confirms that Senior Management has made such reasonable inquiries.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of Corporation required to be made shall be made in a manner consistent with IFRS.

(8)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Vancouver, British Columbia.

Section 1.3          Schedules

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	The Corporation Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Article 2
THE ARRANGEMENT

Section 2.1          Arrangement

Corporation and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2          Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3 and no later than 15 business days after the date of this Agreement, Corporation shall apply in a manner reasonably acceptable to Purchaser pursuant to Section 192 of the CBCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(2)	that the required level of approval (the “Required Shareholder Approval”) for the Arrangement Resolution shall be (a) 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each being entitled to one vote per Share, and (b) if, and to the extent, required, a majority of the votes cast on the Arrangement Resolution by Shareholders present in person or by proxy at the Meeting, each being entitled to one vote per Share, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(3)	that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of Corporation’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(4)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders;

(5)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(6)	that the Meeting may be adjourned or postponed from time to time by Corporation in accordance with the terms of this Agreement without the need for additional approval of the Court;

(7)	confirmation of the record date for the purposes of determining the Shareholders entitled to notice of and to vote at the Meeting in accordance with the Interim Order;

(8)	that the record date for Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Securities Laws; and

(9)	for such other matters as Purchaser or Corporation may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3          Meeting

Subject to the terms of this Agreement and the Interim Order, Corporation shall:

(1)	in consultation with Purchaser, fix and publish a record date for the purposes of determining the Shareholders entitled to receive notice of and vote at the Meeting, such record date to be as soon as practicable following the date hereof;

(2)	convene and conduct the Meeting in accordance with the Interim Order, Corporation’s Constating Documents and Law as soon as is reasonably practicable, and in any event on or before March 16, 2023 (or such later date as may be requested by the Purchaser pursuant to subsection (5)), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of Purchaser, except:

(a)	for an adjournment or postponement for a maximum of four (4) Business Days for any bona fide reason beyond the control of Corporation, provided that such reason is not related to any other Acquisition Proposal;

(b)	in the case of an adjournment, as required for quorum purposes;

(c)	as otherwise required or permitted under this Agreement; or

(d)	as required by applicable Laws;

(3)	subject to the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution, including, at Corporation’s discretion or if so requested by Purchaser, acting reasonably, and at Purchaser’s expense, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(4)	provide Purchaser with copies of or access to information regarding the Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by Purchaser;

(5)	consult with Purchaser in fixing the date of the Meeting and allow Purchaser’s Representatives and legal counsel to attend the Meeting, and at the request of Purchaser Corporation shall extend the date of the Meeting for up to 15 Business Days to solicit proxies in favour of the approval of the Arrangement Resolution;

(6)	promptly advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by Corporation in respect of the Arrangement Resolution;

(7)	promptly advise Purchaser of any communication (written or oral) from any Shareholder or any other securityholder of Corporation in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of Corporation to any Shareholder exercising or purporting to exercise Dissent Rights;

(8)	not change the record date for the Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting (unless required by Law or the Interim Order, or Purchaser’s written consent is provided);

(9)	not waive any failure by any holder of Shares to timely deliver a notice of exercise of Dissent Rights, make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Purchaser;

(10)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Purchaser; and

(11)	at the request of Purchaser from time to time, provide Purchaser with a list of (i) registered Shareholders, together with their addresses and respective holdings of Shares, and (ii) participants and book based nominee registrants such as CDS & Co., CEDE & Co. and the Depositary Trust Company, and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares. Corporation shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with Shareholders entitled to vote on the Arrangement Resolution.

Section 2.4          Circular

(1)	Corporation shall, as promptly as reasonably practicable, prepare and complete, in consultation with Purchaser, the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and Corporation shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.3(1), provided that Purchaser shall have complied with Section 2.4(4).

(2)	Corporation shall ensure that the Circular complies in all material respects with Law, does not contain any Misrepresentation (other than, in each case, with respect to any information furnished by Purchaser, its affiliates and their respective Representatives for inclusion in the Circular, as applicable), and provides Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the Fairness Opinion, (ii) a statement that the Board has received the Fairness Opinion, and that the Board has unanimously, after having received the unanimous recommendation of the Transaction Committee and advice from its financial advisor and outside legal counsel, determined that the Arrangement Resolution is in the best interests of Corporation and is fair to the Shareholders and unanimously recommend that Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), and (iii) a statement that each director and senior officer of Corporation intends to vote all of such individual’s Shares in favour of the Arrangement Resolution pursuant to the Support and Voting Agreements.

(3)	Corporation shall give Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, including any drafts of any filings required to be made to Securities Authorities in connection with this Agreement, the Arrangement or any of the other transactions contemplated hereby, and shall give reasonable consideration to any comments made by Purchaser and its legal counsel, and agrees that all information relating solely to Purchaser included in the Circular must be in a form and content satisfactory to Purchaser, acting reasonably. Corporation shall provide to Purchaser prompt notice and copies of any comments or requests for additional information received from Securities Authorities with respect to any such filings, and shall not communicate with Securities Authorities with respect to any such filings without (a) providing Purchaser and its legal counsel a reasonable opportunity to review and comment on such communication and (b) giving reasonable consideration to any comments made by them. Corporation shall provide Purchaser with a final copy of the Circular prior to its mailing to the Shareholders.

(4)	Purchaser shall provide all necessary information concerning Purchaser that is required by Law to be included by Corporation in the Circular or other related documents to Corporation in writing, and shall ensure that such information does not contain any Misrepresentation.

(5)	Each Party shall promptly notify the other Party if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5          Final Order

In accordance with the terms and subject to the conditions of this Agreement, Corporation shall take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order.

Section 2.6          Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Corporation shall, subject to the terms of this Agreement:

(a)	diligently pursue, and cooperate with Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)	provide legal counsel to Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide legal counsel to Purchaser with copies of any notice of appearance, evidence or other documents served on Corporation or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Corporation is advised of the nature of any submissions on a timely basis prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement;

(e)	ensure that all material filed with the Court in connection with pursuing the Interim Order or the Final Order is consistent in all material respects with this Agreement and the Plan of Arrangement;

(f)	oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement;

(g)	not file any material with the Court in connection with pursuing the Interim Order or the Final Order or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Purchaser’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, provided that Purchaser may, in its sole discretion, withhold its consent with respect to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations or diminishes or limits Purchaser’s rights (including through the imposition of any additional conditions to the effectiveness of this Agreement or the Plan of Arrangement) set forth in any such filed or served materials or under this Agreement; and

(h)	if, at any time after the issuance of the Final Order and prior to the Effective Time, Corporation is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, Purchaser.

Section 2.7          Treatment of Options, RSUs and SARs

(1)	In accordance with and subject to the Plan of Arrangement and contingent on the consummation of the Plan of Arrangement, the securities identified below that are outstanding immediately prior to the Effective Time will vest in accordance with their terms in connection with the closing of the Arrangement, will be transferred to Corporation and, in exchange for such transfer, Corporation will pay the cash amounts and Purchaser will grant the CVRs, as applicable and as set out below to the holders of such securities:

(a)	in respect of each In-the-Money Option, (i) an amount equal to the Cash Portion less the applicable exercise price in respect of such Option (net of applicable withholding Tax) and (ii) one CVR;

(b)	in respect of each RSU, the Consideration (net of applicable withholding Tax); and

(c)	in respect of each SAR, the Consideration (net of applicable withholding Tax).

(2)	All Options, RSUs and SARs outstanding on the Effective Time shall be terminated upon the Effective Time in accordance with their terms in the Plan of Arrangement. Holders of Options that are not In-the-Money Options shall be provided an opportunity to exercise such Options prior to the Effective Time, in accordance with the terms of the Stock Option Plan (including any such unvested Options that will vest in accordance with their terms in connection with the closing of the Arrangement); provided that (i) no such exercise shall be conducted by means of a “net settlement”, and (ii) no holder of an Option (whether or not such Option is In-the-Money) shall be permitted to exercise such Option following the date that is five Business Days prior to the date that Corporation and Purchaser mutually agree will be the projected date on which the closing of the Arrangement occurs. For greater certainty, neither Corporation nor Purchaser shall be obligated to pay the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and is not exercised prior to the Effective Time.

(3)	The payments set forth in Section 2.7(1), other than with respect to a CVR, shall be made (net of applicable withholding Tax) within the later of (a) ten Business Days following the Effective Date and (b) the first full payroll period occurring following the Effective Date (except in the case of any Option, RSU, or SAR which is subject to the provisions of Section 409A of the U.S. Internal Revenue Code, in which case the payment shall be made on the earliest date upon which payment may be made in compliance with the requirements of such Section).

(4)	The Parties acknowledge that no deduction will be claimed by Corporation in computing its taxable income under the Tax Act in respect of any payment made to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) and who is entitled to a deduction under paragraph 110(1)(d) of the Tax Act, and Corporation shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of such Options, and (ii) provide evidence in writing of such election to holders of such Options, it being understood that holders of such Options shall be entitled to claim any deductions available to such Persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of such Options.

(5)	At or prior to the Effective Time, Corporation, the Board and the compensation committee of the Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.7. Corporation will provide drafts of all written materials in connection with the foregoing obligation to Purchaser not less than five Business Days in advance of taking such action and shall consider in good faith any comments from Purchaser on such materials.

Section 2.8          [Reserved]

Section 2.9          Articles of Arrangement and Effective Date

(1)	Corporation shall file the Articles of Arrangement with the Director as soon as reasonably practicable after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the CBCA.

(2)	The closing of the Arrangement will take place at the Vancouver offices of Blake, Cassels & Graydon LLP or at such other location as may be agreed upon by the Parties.

Section 2.10          Payment of Consideration

Purchaser shall, following receipt of the Final Order and prior to the filing by Corporation of the Articles of Arrangement with the Director, provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to Corporation and Purchaser, acting reasonably) to satisfy the aggregate Consideration payable to Shareholders by Purchaser as provided for in the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement). Any portion of funds held by the Depositary that has not been delivered to a holder of an outstanding Share pursuant to the Plan of Arrangement, within 12 months after the Effective Time shall promptly be paid to Purchaser, and thereafter each holder of an outstanding Share who has not heretofore complied with the exchange procedures set forth in and contemplated by the Plan of Arrangement shall look only to Purchaser (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to the Plan of Arrangement.

Section 2.11          Withholding Rights

(1)	Purchaser, Corporation, the Depositary, the Rights Agent and any other third-party paying agent, as applicable (each a “Payor”), shall be entitled to deduct or withhold from any amount payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement, including Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amount otherwise payable to any former Shareholders and holders of Options, RSUs or SARs, such Taxes or other amounts as Purchaser, Corporation, the Depositary or the Rights Agent determine, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act or the U.S. Internal Revenue Code, the Ordinance, or any other provisions of any applicable Laws and in accordance with the Withholding Tax Ruling, if obtained. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate taxing authority.

(2)	Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the consideration payable to each Shareholder and holders of RSUs, SARs and Options (each a “Payee”) shall be retained by the Depositary, the Rights Agent or the Corporation, as applicable, for the benefit of each such Payee for a period of one hundred and eighty (180) days following the Effective Time or ninety (90) days following the date of any payments with respect to CVR (or such longer reasonable period as may be provided by Purchaser in order to permit a Payee to submit a Valid Tax Certificate) (the “Withholding Drop Date”), unless Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to a Payee and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate). If a Payee delivers, no later than three (3) Business Days prior to the Withholding Drop Date (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate, to a Payor (or such other forms as are required under any applicable Tax Law), then the Consideration due to such Payee shall be paid to such Payee and the deduction and withholding of any Israeli Taxes shall be made in accordance therewith and subject to any non-Israeli withholding applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Payee (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his or her portion of the consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Payee's portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in US Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee.

(3)	As soon as practicable following the date of this Agreement, the Corporation shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Purchaser or its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that: (i) with respect any Payee (except for payees under clause (ii) below) (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Cash Portion or CVR consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented; and (ii) with respect to holders of Options, RSUs and SARs that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (B) instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”). The Corporation shall use reasonable best efforts to obtain the Withholding Tax Ruling prior to the Effective Time but, for the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Effective Time is not a closing condition.

(4)	Without limiting the generality of Section 2.11(3), each of the Corporation and Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The applications for, and the final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Purchaser or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Corporation shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. In the event that the Withholding Tax Ruling has not been received in accordance with the terms of this Section 2.11(4), Purchaser may make such payments and withhold any applicable Taxes in accordance with Section 2.11(1).

(5)	Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the provisions of Section 2.4(4) and Section 2.11(2) above, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly.

Section 2.12          Adjustment of Consideration

Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, Corporation declares or pays dividends on the Shares or distributes any amount on a reduction of its stated capital, then the Cash Portion to be paid per Share shall be appropriately adjusted to provide to Shareholders the same aggregate economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Cash Portion to be paid per Share.

Section 2.13          Acknowledgement Regarding CVR

Corporation acknowledges that as a public reporting company, Purchaser may, from time to time, make public statements regarding its best estimate of the date by which the Milestone will be achieved, and that such date may be after the Milestone Outside Date. For the avoidance of doubt, Purchaser will not be subject to any “efforts” obligations regarding achievement of the Milestone.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1          Representations and Warranties of Corporation

(1)	Except as disclosed in the Corporation Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent from the face of such disclosure it should relate), Corporation represents and warrants to Purchaser that the representations and warranties set forth in Schedule C are true and correct as of the date hereof and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	Except for the representations and warranties set forth in this Agreement, neither Corporation nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of Corporation.

(3)	The representations and warranties of Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2          Representations and Warranties of Purchaser

(1)	Purchaser represents and warrants to Corporation that the representations and warranties set forth in Schedule D are true and correct as of the date hereof and acknowledge and agree that Corporation is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)	Except for the representations and warranties set forth in this Agreement, neither Purchaser nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of Purchaser.

(3)	The representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

Section 4.1          Conduct of Business of Corporation

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Corporation shall conduct business only in the Ordinary Course.

(2)	Without limiting the generality of Section 4.1(1), Corporation shall, and shall cause its Subsidiaries to, except as disclosed in the Corporation Disclosure Letter or with the prior written consent of Purchaser:

(a)	use reasonable best efforts to (i) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by Corporation or any of its Subsidiaries, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted other than those being contested in good faith, and (iii) not, without the prior written consent of Purchaser, acting reasonably (A) make, rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting, (B) enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to Taxes, (C) settle (or offer to settle) any Tax claim, audit, proceeding or reassessment, (D) amend any Tax Return or change from most recent practice any manner of reporting income or claiming deductions for Tax purposes, or (E) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; and

(b)	keep Purchaser reasonably informed, on a timely basis, of any events, discussions, notices or changes with respect to any Tax investigation.

(3)	Without limiting the generality of Section 4.1(1), and without derogating from the obligations of Corporation in Section 6.2, but subject to Law, Corporation shall use its commercially reasonable best efforts to preserve intact the current business organization of Corporation, keep available the services of the present Corporation Employees and Corporation Contractors and maintain good relations with, and the goodwill of, agents, suppliers, vendors, consultants, licensors, partners, lessors, creditors and all other Persons having business relationships with Corporation and, except as disclosed in the Corporation Disclosure Letter or with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)	amend its Constating Documents;

(b)	split, combine or reclassify any shares of its capital stock or other equity interests;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, other than shares (i) repurchased from current or former Corporation Employees or Corporation Contractors pursuant to repurchase rights upon termination of employment or consulting relationships and (ii) accepted as payment for the exercise price of Options pursuant to the Stock Option Plan, or for withholding taxes incurred in connection with the exercise, vesting, or settlement of Options, RSUs or SARs in accordance with their terms;

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any share appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Shares, other than shares issuable upon exercise of Options or the settlement of RSUs;

(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge Corporation or any of its Subsidiaries;

(f)	adopt a plan of liquidation or resolutions providing for the complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Corporation or any of its Subsidiaries;

(g)	merge, combine or amalgamate with any Person or acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets (other than in the Ordinary Course), securities, properties, interests or businesses;

(h)	sell, pledge, lease, license, grant any protection (including any covenant not to sue or assert) to any third party, encumber, transfer or otherwise dispose of any of its assets or any interest in any of its assets (including any Corporation IP);

(i)	make any capital expenditure or commitment to do so;

(j)	create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(k)	make, change or revoke any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(l)	enter into any Real Property Lease or amend the terms of any existing Real Property Lease;

(m)	in respect of any assets of Corporation or any of its Subsidiaries, waive, release, surrender, abandon, let lapse, grant or transfer any right or amend, modify or change, or agree to amend, modify or change, any existing Authorization, right to use, lease, Contract or Corporation IP;

(n)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales Contracts or similar financial instruments;

(o)	make any “investment” (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a “foreign affiliate” of Corporation other than an investment occurring in the Ordinary Course to fund such foreign affiliates;

(p)	adopt, enter into, terminate or amend any Employee Plan, except as required by Law;

(q)	make, or promise to make, any changes to any Employee Plan, written employment agreements and/or any other terms and conditions of employment or service applicable to any Corporation Employee or Corporation Contractor, including granting or promising to grant any increase in the rate of wages, salaries, benefits, bonuses or other remuneration of any Corporation Employees or Corporation Contractors or making or promising to make any bonus or profit sharing distribution or similar payment of any kind, or adopting, or promising to adopt, or otherwise implement or increase any retention, change in control, or severance plan or program, except as required by the terms of any Employee Plan or written employment Contracts as in effect as of the date hereof and set forth on Section 34 of the Corporation Disclosure Letter, or as required by Law;

(r)	offer employment or service to, or hire or engage, any new Corporation Employees or Corporation Contractors, or terminate the employment or service of any Corporation Employees or Corporation Contractors (other than for cause) or knowingly encourage the resignation of any Corporation Employee or Corporation Contractor;

(s)	make any change in Corporation’s methods of accounting, except as required by IFRS or pursuant to written instructions, comments or orders of a Securities Authority;

(t)	announce, implement or effect any reduction in force, lay-off or early retirement program, severance program or other similar program or effort concerning the termination of employment or service of Corporation Employees or Corporation Contractors;

(u)	loan or advance money or other property to any Corporation Employees, or Corporation Contractors, or increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan;

(v)	commence, cancel, waive, release, assign, settle or compromise any claim or right, litigation, proceeding or governmental investigation;

(w)	commence, cancel, waive, release, assign, settle or compromise any threat, assertion, claim, demand, litigation or proceeding relating to Corporation IP or any Product;

(x)	abandon or reduce the scope of any Registered IP;

(y)	(i) grant or acquire, agree to grant to or acquire from any Person, abandon or permit to lapse any rights to any Corporation IP or disclose or agree to disclose to any Person, other than Representatives of Purchaser, any trade secrets or, other than in the Ordinary Course, confidential and/or proprietary information, or (ii) fail to take any action necessary or advisable to protect or maintain any Corporation IP;

(z)	(i) amend or modify in any respect, or terminate or waive any right under, any Material Contract, (ii) enter into any Contract that would be a Material Contract if in effect on the date hereof, or (iii) make any bid or tender after the date of this hereof which, if accepted, would result in Corporation being obligated to enter into a Contract that would be a Material Contract if in effect on the date hereof;

(aa)	abandon or fail to diligently pursue any application for any Authorizations, leases or registrations or take any action, or fail to take any action, that could lead to the termination of any Authorizations, lease or registration;

(bb)	except as contemplated in Section 4.8 [Insurance and Indemnification] and except for scheduled renewals in the Ordinary Course, amend, modify or terminate any insurance policy of Corporation or any of its Subsidiaries in effect on the date of this Agreement;

(cc)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters with the Financial Advisor;

(dd)	initiate any clinical trials/investigations, or terminate or alter the course of any current clinical trials/investigations, except where such action is required by Law or deemed necessary by an ethics board/committee or Corporation to protect subject safety, amend the protocol for any clinical trials/investigations for any Product, modify or take any action that deviates from the current clinical trial/investigation designs, time lines and protocols related to any Product, including without limitation, taking any action that would impact the study cycle time line, patient and study site recruitment and enrollment status, patient standards of care, study objectives or strategy, protocol complexity, or the statistical analysis;

(ee)	modify the specifications of any Product except to the extent ordered or approved by a Governmental Entity to protect patient safety;

(ff)	other than in the Ordinary Course, make or change any Tax election or designation, settle or compromise any Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as is required by Law; or

(gg)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2          Regarding the Arrangement

(1)	Subject to applicable Law, Corporation shall perform all obligations required or desirable to be performed by it under this Agreement, cooperate with Purchaser in connection therewith, and shall do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Corporation shall:

(a)	use its commercially reasonable best efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required to be obtained under the Material Contracts or the Real Property Leases in connection with the Arrangement or (ii) required in order to maintain the Material Contracts and the Real Property Leases in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Purchaser, and without paying, and without committing itself or Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of Purchaser;

(b)	use its commercially reasonable best efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement, provided that neither Corporation nor any of its Subsidiaries will consent to the entry of any judgment or enter into any settlement with respect to any such proceeding without the prior written approval of Purchaser;

(c)	use its commercially reasonable best efforts to satisfy all conditions precedents in Sections 6.1 and 6.2 of this Agreement;

(d)	use its commercially reasonable best efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(e)	subject to confirmation that insurance coverage is maintained or purchased in accordance with Section 4.8 and delivery by each of Purchaser and Corporation and each member of the Board of mutual releases from all claims and potential claims in respect of the period prior to the Effective Time, use commercially reasonable best efforts to assist in effecting the resignations of each of Corporation’s and each of its Subsidiaries’ respective directors designated by Purchaser, and cause them to be replaced as of the Effective Date by individuals nominated by Purchaser;

(f)	carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or any of its Subsidiaries with respect to this Agreement or the Arrangement; and

(g)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(2)	Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement, cooperate with Corporation in connection therewith, and shall do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Purchaser shall:

(a)	use its commercially reasonable best efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it challenging the Arrangement or this Agreement;

(b)	use its commercially reasonable best efforts to satisfy all conditions precedent in Sections 6.1 and 6.3 of this Agreement;

(c)	carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(d)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and

(e)	promptly notify Corporation in writing of any Legal Proceeding commenced or, to its knowledge, threatened that would reasonably be expected to impair, impede or prevent Purchaser from performing its obligations under this Agreement.

(3)	Notwithstanding anything to the contrary in this Agreement, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement as violative of any Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, it is expressly understood and agreed that (a) Purchaser shall not have any obligation to litigate or contest any Legal Proceedings and (b) Purchaser shall not be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Purchaser or any of its affiliates or of the Corporation or any of its affiliates, (ii) the imposition of any limitation or regulation on the ability of Purchaser or any of its affiliates to freely conduct its business or own such assets or (iii) the holding separate of the Shares or any limitation or regulation on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the Shares.

(4)	Corporation shall promptly notify Purchaser of:

(a)	the occurrence of any Material Adverse Effect after the date hereof;

(b)	any notice or other communication from (i) any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement, or (ii) any counterparty to a Material Contract that is terminating or otherwise materially adversely modifying its relationship with Corporation or any of its Subsidiaries as a result of the Arrangement or this Agreement;

(c)	any written notice or other material written communication from any Governmental Entity in connection with this Agreement (and, subject to Law, Corporation shall contemporaneously provide a copy of any such written notice or communication to Purchaser);

(d)	any notice or other communication from any supplier or licensor of Intellectual Property Rights to the effect that such Person is terminating or is otherwise adversely modifying its relationship with Corporation or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(e)	any written communication from any Governmental Entity in connection with the Corporation Owned Registered IP; or

(f)	any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Corporation or any of its Subsidiaries or any of their respective assets.

Section 4.3          Regulatory Approvals

(1)	As soon as reasonably practicable but not later than 10 Business Days after the date hereof (or such later date as Corporation and Purchaser may mutually agree in writing), Corporation and Purchaser shall determine whether an HSR filing is necessary or required and, if so, Corporation and Purchaser shall each file their respective notification and report forms pursuant to the HSR Act.

(2)	Subject to Section 4.3(3), each of Corporation and Purchaser shall:

(a)	promptly inform the other party of any material communication received by such party from any Governmental Entity in respect of the Regulatory Approvals;

(b)	use commercially reasonable best efforts to respond promptly to any request or notice from any Governmental Entity requiring the parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of the Regulatory Approvals;

(c)	permit the other party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of the Regulatory Approvals, and will provide the other party a reasonable opportunity to comment thereon and consider those comments in good faith;

(d)	promptly provide the other party with any filed copies of applications, notices, filings and submissions (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of the Regulatory Approvals;

(e)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in respect of obtaining or concluding the Regulatory Approvals unless it consults with the other Party in advance and gives the other Party or its outside legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requests otherwise, provided that Purchaser shall lead such discussions with Governmental Entities; and

(f)	keep the other party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

(3)	Notwithstanding any other requirement in this Section 4.3, where a party (a “Disclosing Party”) is required under this Section 4.3 to provide information to another Party (a “Receiving Party”) that the Disclosing Party reasonably deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information to only outside legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

(4)	To the extent any Regulatory Approvals are required in connection with this Agreement, Corporation and Purchaser shall use their commercially reasonable best efforts to obtain the Regulatory Approvals. In furtherance of the foregoing, but subject in all cases to Section 4.2(3), if any objections are asserted by any Governmental Entity under any applicable Law with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with any Law or as not satisfying any applicable legal test under a Law necessary to obtain the Regulatory Approvals, Corporation and Purchaser shall use their commercially reasonable best efforts consistent with the terms of this Agreement to resolve or avoid such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

(5)	Purchaser shall pay all filing fees required in connection with the making of the filings contemplated by this Section 4.3.

(6)	For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, revocation order or proceeding seeking an appeal, stop-order or revocation order has been instituted after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication on the Effective Date.

(7)	Corporation shall not, and shall not allow any of its Subsidiaries to, take any action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, materially delay or impede the obtaining of, or materially increase the risk of not obtaining, the Regulatory Approvals, or otherwise prevent, materially delay or impede the consummation of the transactions contemplated by this Agreement. For greater certainty, Corporation may not extend or consent to the extension of any applicable waiting periods without the written consent of Purchaser.

Section 4.4          Access to Information; Confidentiality

(1)	Subject to Law, Corporation shall give Purchaser and its Representatives, upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (a) premises, (b) property and assets (including all Books and Records, whether retained internally or otherwise), (c) Contracts, and (d) senior personnel, and such other information with respect to the financial condition, assets or business of Corporation or its Subsidiaries as Purchaser may from time to time reasonably request.

(2)	Notwithstanding any provision of this Agreement, Corporation shall not be obligated to provide access to, or to disclose, any information to Purchaser if Corporation reasonably determines (after receiving the advice of its outside legal counsel) that such access or disclosure would jeopardize any attorney client or other privilege claim by Corporation or any of its Subsidiaries; provided, however, that Corporation shall use its commercially reasonable best efforts to otherwise make available such information to the Purchaser notwithstanding such impediment, including by causing the documents or information that are subject to such privilege to be provided in a manner that would not reasonably be expected to violate or jeopardize such privilege.

(3)	Purchaser acknowledges that the Non-Disclosure Agreement shall continue to apply and that any information provided under Section 4.4(1) above that is non-public or proprietary in nature shall be subject to the terms of the Non-Disclosure Agreement on the same basis as if such information had been disclosed under the Non-Disclosure Agreement. For greater certainty, if this Agreement is terminated in accordance with its terms, the obligations of the Parties and their respective Representatives under the Non-Disclosure Agreement shall survive the termination of this Agreement in accordance with the terms of the Non-Disclosure Agreement.

Section 4.5          Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to Shareholders regarding the Arrangement. Corporation must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), and Corporation must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that if Corporation is required to make disclosure by Law, it shall use its commercially reasonable best efforts to give Purchaser prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). In making such disclosure, Corporation shall give reasonable consideration to any comments made by Purchaser or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding anything to the contrary herein, Corporation shall have no obligation to consult with Purchaser prior to making any factual disclosure that is required by Law related to an Acquisition Proposal or a Change in Recommendation.

Section 4.6          Pre-Acquisition Reorganization

(1)	Subject to Section 4.6(2)(b), Corporation agrees that, upon request of Purchaser, Corporation shall use its commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)	Corporation will not be obligated to participate in any Pre-Acquisition Reorganization unless Corporation determines in good faith that such Pre-Acquisition Reorganization:

(a)	can be completed within two days prior to the Effective Date, and can either be (A) indemnified pursuant to Section 4.6(4)(ii) or (B) reversed or unwound in the event the Arrangement is not consummated without adversely affecting Corporation or any of its Subsidiaries, or the Shareholders;

(b)	is not, in the opinion of Corporation, acting reasonably, prejudicial to Corporation, any Subsidiary of the Corporation or the Shareholders;

(c)	does not reduce or change the form of the Consideration provided for under the Arrangement;

(d)	does not impair the ability of the Parties to consummate, and will not delay the consummation of, the Arrangement;

(e)	does not impair, impede, delay, prevent the receipt of any Regulatory Approval;

(f)	does not require any additional approval of the Shareholders;

(g)	does not require Corporation or any of its Subsidiaries to take any action that could reasonably be expected to result in any material Taxes being imposed on, or any adverse Tax or other consequences to Corporation, any of its Subsidiaries or any Shareholders;

(h)	does not result in any breach by Corporation or any of its Subsidiaries of any Contract or any breach by Corporation or any of its Subsidiaries of their respective Constating Documents, organizational documents or Law;

(i)	does not, in the opinion of Corporation, acting reasonably, interfere with the ongoing operations of Corporation or any of its Subsidiaries;

(j)	does not, in the opinion of Corporation, acting reasonably, interfere with any pending or contemplated acquisition by Corporation or any of its Subsidiaries as disclosed in Section 4.6(2)(j) of the Corporation Disclosure Letter;

(k)	does not require the directors, officers, employees or agents of Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent;

(l)	does not result in Taxes being imposed, directly or indirectly, on, or an adverse Tax or other consequences to, any Shareholder that are incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(m)	does not become effective unless Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under Article 6 and shall have confirmed in writing that it is prepared to promptly and without condition (other than compliance with Section 4.6(1)) proceed to effect the Arrangement.

(3)	Purchaser must provide written notice to Corporation of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, Corporation and Purchaser, at the expense of Purchaser, shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require Corporation to obtain approval of the Shareholders).

(4)	If the Arrangement is not completed, Purchaser shall (i) forthwith reimburse Corporation for all out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization, including any costs incurred by Corporation in order to restore the organizational structure of Corporation to a substantially identical structure of Corporation as at the date hereof; and (ii) indemnify Corporation, any of its Subsidiaries and their Representatives and the Shareholders for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (i) of this Section 4.6(4)). The indemnification obligations contained in this Section 4.6(4) shall survive indefinitely notwithstanding the termination of this Agreement.

(5)	Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of Corporation under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). In the event that a Pre-Acquisition Reorganization is carried out, then, if such Pre-Acquisition Reorganization results in any change (including, without limitation, any acceleration) with respect to the obligations of the Corporation or any of its Subsidiaries towards the IIA, then Purchaser shall fully bear the consequences, including without limitation the financial consequences, of any such change, irrespective of whether or not the transactions contemplated in this Agreement and/or in the Plan or Arrangement are consummated.

Section 4.7          Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Corporation shall (a) make available to Purchaser any Patent application, filing or other material written communication that Corporation or any of its Subsidiaries proposes to file with or send to any patent office and receive and consider in good faith such comments as Purchaser may timely provide to Corporation in respect of any such Patent application, filing or other material communication, (b) make available to Purchaser material communications received from any patent office, including Patent applications owned by Corporation or any of its Subsidiaries, and related filing receipts, office actions, responses or amendments, and notices of allowance; and (c) keep Purchaser reasonably informed on reasonably prompt basis in respect of its actions in respect of the filing, prosecution and maintenance of Corporation’s and its Subsidiaries’ Patents. Corporation shall provide the proposed Patent applications, filings, and other material communications contemplated by clause (a) of the preceding sentence to Purchaser sufficiently in advance of their filing or dispatch to a patent office to afford Purchaser a reasonable opportunity to review and comment thereon.

(3)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Corporation shall (a) give Purchaser prompt notice in the event that FDA, EMA Health Canada or any similar Governmental Entities with regulatory powers in their respective health care systems inspects Corporation or any of its Subsidiaries or Corporation or any of its Subsidiaries otherwise receives notice of any planned inspection and give Purchaser the right (to the extent permitted by applicable Law) to participate in any such inspection; (b) use commercially reasonable best efforts to provide Purchaser with advance notice of any planned meetings or conference calls Corporation or any of its Subsidiaries has with (i) the FDA or its advisory committees, the EMA or its advisory committees, Health Canada or its advisory committees, or any other similar Governmental Entities with regulatory powers in their respective health care systems; and (ii) consider in good faith any comments or other input timely provided by Purchaser in respect of the foregoing. Corporation will use commercially reasonable best efforts to (A) promptly notify Purchaser of any material notice or other material communication to Corporation or any of its Subsidiaries from the FDA or its advisory committees, the EMA or its advisory committees, Health Canada or its advisory committees, or any other similar Governmental Entities with regulatory powers in their respective health care systems and, subject to applicable Laws, permit Purchaser to review in advance any proposed material written communication to such Governmental Entities, (B) furnish Purchaser with copies of all non-confidential material correspondence, filings and written communications between Corporation, and of its Subsidiaries and their respective Representatives on one hand, and any such Governmental Entity or its staff on the other hand, (C) provide written notice to Purchaser of any material development known to Corporation in any clinical trial/investigation that is being conducted by, or on behalf of, Corporation, and (D) provide advance notice to Purchaser prior to making any significant submission to FDA, EMA, Health Canada or any similar Governmental Entities with regulatory powers in their respective health care systems relating to any Products or otherwise to Corporation’s or any of its Subsidiaries’ business(es) including any 510(k) submission, PMA application, other regulatory filing, or supplement or amendment thereto, response to any “warning letter,” “untitled letter,” or observation on FDA Form 483, and shall consider in good faith any comments or other input timely provided by Purchaser with respect to any such submission prior to its submission to such Governmental Entity.

(4)	Notification provided under this Section 4.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

Section 4.8          Insurance and Indemnification

(1)	Prior to the Effective Date, Corporation shall purchase a pre-paid non-cancellable run-off directors’ and officers’ liability insurance policy providing protection to all present and former officers and directors of Corporation and its Subsidiaries no less favourable in the aggregate to the protection provided by the policies maintained by Corporation and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Purchaser shall, or shall cause Corporation and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% (such amount, the “Base Premium”) of Corporation’s current annual aggregate premium for policies currently maintained by Corporation or any of its Subsidiaries; provided further however that if such insurance can only be obtained at a premium in excess of the Base Premium, Corporation may purchase the most advantageous policies of directors’ and officers’ liability insurance reasonably available for an annual premium not to exceed the Base Premium, and Purchaser shall, or shall cause Corporation and its Subsidiaries to, maintain such coverage for six (6) years from the Effective Date.

(2)	Purchaser shall cause Corporation and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Corporation and its Subsidiaries to the extent that any such indemnity agreements have been disclosed in the Corporation Disclosure Letter, and acknowledges that such rights, to the extent that they have been so disclosed, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)	If Corporation or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Corporation or any of its Subsidiaries) assumes all of the obligations set forth in this Section 4.8.

Section 4.9          Exchanges De-Listing

Subject to applicable Law, Corporation shall use commercially reasonable best efforts to cause the Shares to be delisted from the Exchanges on or promptly after the Effective Time. In furtherance of the foregoing, each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to enable (i) delisting of the Shares from the Exchanges (including, if requested by Purchaser, such items as may be necessary to delist the Shares on or promptly after the Effective Time), (ii) Corporation ceasing to be a reporting issuer under applicable Canadian Securities Laws and (iii) the deregistration of the Shares under the Exchange Act, in each case, as promptly as practicable following the Effective Time. If Corporation is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the period between the filing date of the Form 25 and the filing date of the Form 15 (or Form 15F, as applicable), in each case to be filed in connection with the transactions contemplated by this Agreement (such time period the “Delisting Period”), Corporation will use commercially reasonable best efforts to prepare a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period.

Section 4.10          Termination of 401(k) Plan

Unless Purchaser requests otherwise in writing at least five Business Days prior to the Effective Date, Corporation shall, effective as of at least one day prior to the Effective Date and contingent on the occurrence of the Effective Time, terminate Corporation’s 401(k) Plan and any other defined contribution retirement plan that is intended to meet the requirements of Section 401(k) of the U.S. Internal Revenue Code, and which is sponsored, or contributed to, by Corporation or any of its Subsidiaries (collectively, the “401(k) Plan”) and no further contributions shall be made to the 401(k) Plan on or after the Effective Date with respect to compensation earned after the termination date of the 401(k) Plan, provided however, that any participant deferrals that are withheld from participants’ pay prior to the termination date of the 401(k) Plan that have not yet been deposited to the trust funding the 401(k) Plan as of such 401(k) Plan termination date may be deposited to such trust and allocated to participants’ account under the 401(k) Plan as soon as commercially practicable following the 401(k) Plan termination date. Unless Purchaser requests that the 401(k) Plan not be terminated, Corporation shall provide to Purchaser (a) executed resolutions of the Board (or the board of directors of its Subsidiaries, as applicable) authorizing such termination, and (b) executed amendments to the 401(k) Plan which are sufficient to assure compliance with all applicable requirements of the U.S. Code and regulations thereunder, including such that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination (the form and substance of which shall be subject to reasonable prior review and comment by Purchaser). Purchaser shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the U.S. Internal Revenue Code that is sponsored by the Purchaser or one of its Subsidiaries (the “Purchaser 401(k) Plan”) that will cover Corporation Employees who remain employed after the Effective Date. In connection with the termination of the 401(k) Plan, Purchaser shall use commercially reasonable best efforts to cause the Purchaser 401(k) Plan to accept from the 401(k) Plan the “direct rollover” of the account balance of each such Corporation Employee who participated in the 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the 401(k) Plan and the U.S. Internal Revenue Code.

Section 4.11          Transaction Litigation

Corporation shall as promptly as reasonably practicable notify Purchaser in writing of any Transaction Litigation and shall keep Purchaser informed on a reasonably prompt basis regarding any such Transaction Litigation. Corporation shall give Purchaser the opportunity to (a) participate in the defense of any Transaction Litigation, and (b) consult with counsel to Corporation regarding the defense, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 4.11, “participate” means that Purchaser will be kept reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between Corporation and its counsel is not undermined or otherwise adversely affected), and Purchaser may offer comments or suggestions with respect to such Transaction Litigation which Corporation shall consider in good faith; provided that Corporation shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 4.12          Convertible Note Conversion

Prior to the Effective Time, Corporation shall, and shall cause each of its Subsidiaries to, deliver all notices and take all actions that are required to effect the Convertible Note Conversion, the cancellation and discharge of the Convertible Note and the release of all Liens securing all obligations thereunder, in each case as contemplated by the Convertible Note Conversion Agreement.

Section 4.13          Warrant Transactions

(1)	Promptly upon Purchaser’s written request, Corporation shall give notice to the Warrantholders set forth in Section 4.13 of the Corporation Disclosure Letter of the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to Purchaser (and including such information as may be requested by Purchaser), and shall deliver to such Warrantholders any notices that may be required to be delivered, or that Purchaser may request that Corporation deliver, to such Warrantholders (in each case in form and substance reasonably satisfactory to Purchaser). Corporation shall provide drafts of any such notice, and of any other communications to any Warrantholders, to Purchaser prior to delivery and shall provide Purchaser and its counsel with a reasonable opportunity to review and to comment on such notice or other communication, and shall not deliver any such notices or other communications, that are not approved by Purchaser as to form and content. Corporation shall promptly provide notice to Purchaser of any communications from any Warrantholder in connection with the transactions contemplated by this Agreement or in connection with the communications described in this Section 4.13, shall cooperate (and cause its Representatives to cooperate) with Purchaser with respect to any communications or discussions with the Warrantholders. Purchaser shall direct and manage any such communications and discussions, and Purchaser and its Representatives shall be entitled to reasonable notice of, and to participate in, any communications or discussions by Corporation and its Representatives with the Warrantholders.

(2)	Corporation shall not propose to any Warrantholder, or agree to, any term (including any amount payable to any such Warrantholder pursuant to any Warrant), or take any other action in connection with the Warrants, without the prior written consent of Purchaser.

(3)	For the avoidance of doubt, this Agreement and the Arrangement do not modify the rights of the Warrantholders as set forth in the applicable Warrants, and the Warrantholders shall have such rights with respect to the Warrants in connection with the transactions contemplated hereby as are set forth in the express terms of the Warrants, as such terms may from time to time have been, or be, amended by agreement with the applicable Warrantholder. All Warrants outstanding as at the Effective Time will be treated in accordance with their respective terms and conditions.

Section 4.14          Assignments

Corporation shall use commercially reasonable efforts to provide (i) executed confirmatory assignments of Intellectual Property from the current or former employees, independent contractors or consultants of Corporation and its Subsidiaries, who have created Corporation Owned IP, and (ii) executed agreements confirming ownership rights in Corporation Owned IP in one or more of Corporation and its Subsidiaries as designated by Purchaser, in each case prior to the completion of the Arrangement, in a form that is reasonably satisfactory to Purchaser. For the avoidance of doubt, the failure of the Corporation, after having used such commercially reasonable efforts, to actually obtain the assignments or agreements referred to in the prior sentence shall not constitute a breach of this Section 4.14. In addition, Corporation shall not be required to incur any obligations or make any payments to any third party in order to obtain such agreements, and shall not incur any such obligations or make any such payments without the prior consent of Purchaser.

Section 4.15          Third Party Consents

Corporation shall use commercially reasonable best efforts to provide evidence reasonably satisfactory to Purchaser, prior to the completion of the Arrangement, of receipt of all consents, approvals, novations, amendments and terminations set forth on Section 4.15 of the Corporation Disclosure Letter.

Section 4.16          Payoff Letters; Release of Liens

(1)	No later than three (3) Business Days prior to the completion of the Arrangement, Corporation shall obtain from each holder of Corporation indebtedness for borrowed money set forth on Section 4.16(1) of the Corporation Disclosure Letter, and deliver to Purchaser, a confirmation, in form and substance reasonably acceptable to Purchaser, setting forth: (i) the projected amounts required to pay off in full on the Effective Date, the indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest, prepayment and other penalties and any amounts owing pursuant to a per diem agreement) and wire transfer information for such payment; and (ii) the undertaking of the creditor to release all Liens, if any, that the creditor may hold on any of the assets of the Company and each of its Subsidiaries upon receipt of all indebtedness owing to such creditor on the Closing Date (each, a “Payoff Letter”).

(2)	Corporation shall take such action as may be required to obtain and file all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Purchaser, that are necessary or appropriate to release, discharge and terminate such of the Liens, and terminate the agreements, set forth on Section 4.16(2) of the Corporation Disclosure Letter, in each case as may be requested by Purchaser

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1          Non-Solicitation

(1)	Except as expressly provided in this Article 5, Corporation shall not, directly or indirectly, through any officer, employee, representative (including financial or other advisor) or agent of Corporation or any of its Subsidiaries, and shall not permit any such Person to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer from any Person (other than Purchaser) that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into, continue, or otherwise engage or participate in any discussions or negotiations with any Person (other than Purchaser) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1(1)) (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting); or

(e)	submit any Acquisition Proposal to a vote of Corporation’s Shareholders;

(f)	enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in Section 5.3).

(2)	Corporation shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations commenced prior to the date of this Agreement with any Person (other than Purchaser) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	immediately discontinue access to and disclosure of all information regarding Corporation and its Subsidiaries; and

(b)	to the extent that such information has not previously been returned or destroyed, promptly request the return or destruction of all copies of any confidential information regarding Corporation or its Subsidiaries provided to any Person other than Purchaser, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights or entitlements.

(3)	Corporation represents and warrants that neither Corporation nor any of its Subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which Corporation or any of its Subsidiaries is a party, except to permit submissions of expressions of interest solicited prior to the date of this Agreement. Corporation undertakes to enforce, or cause any of its Subsidiaries to enforce, all confidentiality, standstill or similar agreements or restrictions that it or any of its Subsidiaries has entered into prior to the date hereof or enter into after the date hereof and Corporation covenants and agrees not to release any Person from, or waive such Person’s obligations respecting Corporation, under any confidentiality, standstill or similar agreement or restriction to which Corporation is a party (it being acknowledged by Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2          Notification of Acquisition Proposals

(1)	If Corporation or any of its Subsidiaries or any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Corporation or any of its Subsidiaries in connection with any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, including information, access, or disclosure relating to the properties, facilities, books or records of Corporation or any of its Subsidiaries, Corporation shall:

(a)	promptly notify Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its terms and conditions, the identity of the Person making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all written agreements and substantive documents, correspondence and other materials received in respect thereof, from or on behalf of any such Person; and

(b)	keep the Purchaser promptly and reasonably informed of the status of all developments (including the timing of meetings of Corporation’s Board or any committee thereof with respect thereto) and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request within 24 hours of receipt thereof, and shall respond as promptly as practicable to Purchaser’s reasonable questions with respect thereto.

Section 5.3          Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, or any other agreement between the Parties or between Corporation and any other Person, including the Non-Disclosure Agreement, if at any time, prior to obtaining the Required Shareholder Approval, Corporation receives a bona fide written Acquisition Proposal that did not result from any breach of Section 5.1, Corporation may (a) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information of Corporation or any of its Subsidiaries, if, in the case of this clause (b):

(a)	the Board (or any special committee thereof) first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction contained in any Contract entered into with Corporation;

(c)	Corporation has been, and continues to be, in compliance with its obligations under this Article 5;

(d)	prior to or concurrently with providing any such copies, access, or disclosure, Corporation enters into a confidentiality and standstill agreement with such Person (if one has not already been entered into or if such previous agreement contains provisions that are more favourable in the aggregate to such Person than those contained in the Non-Disclosure Agreement) that contains terms that are no more favourable to such Person than those found in the Non-Disclosure Agreement, and provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with Corporation and may not restrict Corporation from complying with this Agreement, including this Article 5; and

(e)	Corporation promptly provides Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d), and, to the extent not previously provided to Purchaser, copies of any information provided to such Person.

Section 5.4          Right to Match

(1)	If Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to receipt of the Required Shareholder Approval, the Board (or any special committee thereof) may approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, or make a Change in Recommendation, if and only if:

(a)	the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	Corporation has been, and continues to be, in compliance with its obligations under this Article 5;

(c)	Corporation has delivered to Purchaser a written notice of the determination of the Board (or any committee thereof) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board (or any special committee thereof) to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, together with a copy of such definitive agreement (including any ancillary agreements and any financing documents supplied to Corporation in connection therewith) (the “Superior Proposal Notice”);

(d)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from Corporation;

(e)	during any Matching Period, Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)	if Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(2), the Board (or any special committee thereof) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Purchaser under Section 5.4(2);

(g)	the Board has determined in good faith, after consultation with Corporation’s outside legal counsel, that the failure of the Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; and

(h)	prior to or concurrently with entering into such definitive agreement, Corporation terminates this Agreement pursuant to Section 7.2(1)(c)(ii) [Superior Proposal] and pays the Termination Fee pursuant to Section 8.2.

(2)	During the Matching Period, or such longer period as Corporation may approve (in its sole discretion) in writing for such purpose: (a) Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal, (b) the Board (or any special committee thereof) shall review any such offer made by Purchaser to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (c) Corporation shall negotiate in good faith with Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board (or any special committee thereof) determines that such Acquisition Proposal would cease to be a Superior Proposal, Corporation shall promptly so advise Purchaser and Corporation and Purchaser shall amend this Agreement to reflect such offer made by Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and Purchaser shall be afforded a new five-Business Day Matching Period from the date on which Purchaser received the Superior Proposal Notice for the new Superior Proposal from Corporation.

(4)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal (or amendment thereto) which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. Corporation shall provide Purchaser and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Purchaser and its legal counsel.

(5)	If Corporation provides a Superior Proposal Notice to Purchaser after a date that is less than ten Business Days before the Meeting, Corporation shall be entitled to and shall upon request from Purchaser postpone the Meeting to a date that is not more than 15 Business Days after the scheduled date of the Meeting (and in any event, prior to the Outside Date).

(6)	Notwithstanding any Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 7.2, this Agreement shall be submitted to the Shareholders for the purpose of voting on the Arrangement Resolution and nothing contained in this Agreement shall be deemed to relieve Corporation of such obligation.

Section 5.5          Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, Corporation shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Article 5. Any violation of the restrictions set forth in this Article 5 by any of Corporation’s Subsidiaries or any Representatives of Corporation or any of its Subsidiaries shall be deemed to be a breach of this Article 5 by Corporation.

Article 6
CONDITIONS

Section 6.1          Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties, subject to applicable Law:

(1)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either Corporation or Purchaser, each acting reasonably, on appeal or otherwise.

(2)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by Shareholders at the Meeting in accordance with the Interim Order.

(3)	Articles of Arrangement. The Articles of Arrangement shall be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.

(4)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Corporation or Purchaser from consummating the Arrangement.

Section 6.2          Additional Conditions Precedent to the Obligations of Purchaser

Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Purchaser and may only be waived, in whole or in part, by Purchaser in its sole discretion:

(1)	Representations and Warranties. (i) The representations and warranties of Corporation set forth in: (A) paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [No Conflict], 8(a) [Capitalization], 8(b) [Capitalization], 8(c) [Capitalization], 8(e) [Capitalization], 10(a) [Subsidiaries], 18 [Fairness Opinion], 19 [Brokers] and 20 [Transaction Committee and Board Approval] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time as if made at and as of such time; (B) clause (i) of paragraph 15 [Absence of Certain Changes or Events] of Schedule C shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time and clause (ii) of paragraph 15 [Absence of Certain Changes or Events] of Schedule C shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time and (C) all other representations and warranties of Corporation set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(1) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (C) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (ii) Corporation has delivered a certificate confirming same to Purchaser, executed by two senior officers of Corporation (in each case without personal liability) addressed to Purchaser and dated the Effective Date.

(2)	Performance of Covenants. Corporation has fulfilled or complied in all material respects with each of the covenants of Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by Purchaser, and has delivered a certificate confirming same to Purchaser, executed by two senior officers of Corporation (in each case without personal liability) addressed to Purchaser and dated the Effective Date.

(3)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

Section 6.3          Additional Conditions Precedent to the Obligations of Corporation

Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Corporation and may only be waived, in whole or in part, by Corporation in its sole discretion:

(1)	Representations and Warranties. (i) The representations and warranties of Purchaser set forth in this Agreement are true and correct in all respects (without regard to any materiality qualifications contained therein) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impede completion of the Arrangement, and (ii) Purchaser has delivered a certificate confirming same to Corporation, executed by two senior officers of Purchaser (without personal liability), addressed to Corporation and dated the Effective Date.

(2)	Performance of Covenants. Purchaser has fulfilled or complied in all material respects with each of the covenants of Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Corporation, executed by two senior officers of Purchaser (without personal liability), addressed to Corporation and dated the Effective Date.

(3)	Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), Purchaser has complied with its obligations under Section 2.10 and the Depositary will have confirmed to Corporation receipt from or on behalf of Purchaser of the funds contemplated by Section 2.10.

(4)	CVR Agreement. The CVR Agreement shall have been duly executed and delivered by Purchaser and Rights Agent, and shall be in full force and effect.

Section 6.4          Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued.

Article 7
TERM AND TERMINATION

Section 7.1          Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2          Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either Corporation or Purchaser, if:

(i)	No Required Shareholder Approval. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) [No Required Shareholder Approval] if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Corporation or Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) [Illegality] if such illegality or prohibition has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)	Corporation if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is (i) incapable of being cured on or prior to the Outside Date or (ii) has not been cured within 30 days after receipt by the Purchaser of written notice of such breach; provided that Corporation is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied; or

(ii)	Superior Proposal. Prior to the receipt of the Required Shareholder Approval, the Board (or any special committee thereof) authorizes Corporation to enter into a definitive written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal, provided the Superior Proposal did not result from or involve a breach of Article 5, and that prior to or concurrent with such termination Corporation pays the Termination Fee in accordance with Section 8.2.

(d)	Purchaser, if:

(i)	Breach of Representation or Warranty or Failure to Perform Covenant. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Corporation under this Agreement occurs that would cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Corporation Covenants Condition] not to be satisfied, and such breach or failure is (i) incapable of being cured on or prior to the Outside Date or (ii) has not been cured within 30 days after receipt by the Corporation of written notice of such breach; provided that Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Representations and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;

(ii)	Change in Recommendation or Superior Proposal. (a) The Board (or any committee thereof) fails to recommend or withdraws, amends, modifies or qualifies in a manner adverse to Purchaser or publicly proposes or states its intention to do any of the foregoing, or fails to publicly reaffirm within five Business Days after having been requested in writing by Purchaser to do so, acting reasonably, the Board Recommendation, or takes no position or a neutral position with respect to a publicly announced Acquisition Proposal for more than five Business Days after such Acquisition Proposal’s public announcement, or approves or recommends (or publicly proposes to do so) any Acquisition Proposal, (in each case, a “Change in Recommendation”), or (b) the Board (or any committee thereof) approves, recommends or authorizes Corporation to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) providing for the consummation of a Superior Proposal;

(iii)	Material Breach of Article 5. Corporation breaches Article 5 in any material respect; or

(iv)	Material Adverse Effect. There has occurred a Material Adverse Effect on or after the date of this Agreement that is (i) incapable of being cured on or prior to the Outside Date or (ii) has not been cured within 30 days after receipt by the Corporation of written notice of such Material Adverse Effect.

(e)	Purchaser, by the close of business on the next Business Day following the Meeting, if Dissent Rights have been exercised with respect to more than 10% of the issued and outstanding Shares.

Section 7.3          Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to any other Party to this Agreement, except that this Section 7.3 and Section 8.2 through to and including Section 8.14 and Section 4.4(3) shall survive, and provided that no Party shall be relieved of any liability for any fraud or any intentional and material breach by it of this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1          Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracy or modify any of the representations or warranties contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions contained in this Agreement.

Section 8.2          Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, Corporation shall pay Purchaser (or as Purchaser may direct in writing) the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Termination Fee” means $3,824,000 and “Termination Fee Event” means the termination of this Agreement:

(a)	by Corporation, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(b)	by Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Superior Proposal] or Section 7.2(1)(d)(iii) [Material Breach of Article 5];

(c)	by Purchaser or Corporation, pursuant to Section 7.2(1)(b)(i) [No Required Shareholder Approval] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], at a time when Purchaser would have been entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Superior Proposal] or Section 7.2(1)(d)(iii) [Material Breach of Article 5];

(d)	(A) by Purchaser or Corporation pursuant to Section 7.2(1)(b)(i) [No Required Shareholder Approval] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], or (B) by Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations or Warranties or Failure to Perform Covenants] if, in either of the cases set out in clause (A) or (B) of this paragraph:

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced by any Person (other than Purchaser or any of its affiliates); and

(ii)	within 12 months following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (ii) Corporation or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)	The Termination Fee shall be paid by Corporation to Purchaser as follows, by wire transfer of immediately available funds to an account designated by Purchaser, if a Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(2)(a), prior to or simultaneously with the occurrence of such Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(2)(b), within two Business Days of the occurrence of such Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.2(2)(c), within two Business Days of the occurrence of such Termination Fee Event.

(d)	a termination of this Agreement described in Section 8.2(2)(d), on or prior to the consummation of the Acquisition Proposal.

(4)	Corporation acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Corporation irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In the event the amounts set out in this Section 8.2 are paid to Purchaser (or as it directs), no other amounts will be due and payable as damages or otherwise by Corporation, and Purchaser hereby accepts that such payments are the maximum aggregate amount that Corporation shall be required to pay in lieu of any damages or any other payments or remedy which Purchaser may be entitled to in connection with this Agreement or the transactions contemplated by this Agreement, provided, however, that this limitation shall not apply in the event of fraud or an intentional and material breach by Corporation or any of its Subsidiaries of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefor shall not be affected by termination of this Agreement or any payment of the Termination Fee). In the event that Corporation shall fail to pay the Termination Fee when due, Purchaser shall be entitled to receive interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(5)	Notwithstanding anything in this Agreement to the contrary, Purchaser may pursue both a grant of specific performance in accordance with Section 8.7 and the payment of the Termination Fee under this Section 8.2.

Section 8.3          Expenses

Except as otherwise expressly provided in this Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to this Agreement or the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursement of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in this Agreement will prevent or limit Corporation from paying the reasonable fees and disbursements (plus applicable taxes, if any) of its legal, accounting and financial advisors which are incurred by Corporation in connection with the transactions contemplated hereby.

Section 8.4          Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email and addressed:

(a)	to Purchaser at:

5403 Betsy Ross Dr.,

Santa Clara, California

95054

Attention:	General Counsel
Email:	[Redacted: personal information]

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
555 California Street
12th Floor
San Francisco, California
94104

United States of America

Attention:	Douglas N. Cogen; David K. Michaels; Jeremy R. Delman
Email:	[Redacted: personal information]

and with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue

26th Floor

Montreal, Québec

H3A 3N9

Attention:	Olivier Désilets; Brett Seifred
Email:	[Redacted: personal information]

(b)	to Corporation at:

13562 Maycrest Way

Suite 5138

Richmond, British Columbia

V6V 2J7

Attention:	Chris Clark
Email:	[Redacted: personal information]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street
26th Floor
Vancouver, BC
V7X 1L3

Canada

Attention:	Joe Garcia; Steven McKoen, KC; Kyle Misewich
Email:	[Redacted: personal information]

and with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York

10001 - 8602

Attention:	Michael J. Hong
Email:	[Redacted: personal information]

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:30 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5          Time of the Essence

Time is of the essence in this Agreement.

Section 8.6          Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.7          Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Section 8.8          Third Party Beneficiaries

(1)	Except as provided in Section 4.8 and which, without limiting its terms, are intended as stipulations for the benefit of the third Persons mentioned in such provision (such third Persons referred to in this Section 8.8 as the “Indemnified Persons”), Corporation, and Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.8 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal Representatives, and for such purpose, Corporation confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 8.9          Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.10          Entire Agreement

This Agreement, together with the Non-Disclosure Agreement, the Corporation Disclosure Letter and the CVR Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.11          Successors and Assigns

(1)	This Agreement becomes effective only when executed by Corporation and Purchaser. After that time, it will be binding upon and enure to the benefit of Corporation, Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its direct or indirect Subsidiaries, including to permit such direct or indirect Subsidiary to acquire, instead of Purchaser, all or part of the Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement, provided that such assignment does not increase the amounts that would be subject to deduction or withholding in respect of Taxes under Section 2.11, provided further that none of any such assignments shall relieve Purchaser of its obligations hereunder. Any purported assignment in violation of the foregoing shall be void.

Section 8.12          Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.13          Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.14          Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.15          No Liability

No director or officer of Purchaser shall have any personal liability whatsoever to Corporation under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Purchaser. No director or officer of Corporation or its Subsidiaries shall have any personal liability whatsoever to Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Corporation or any of its Subsidiaries.

Section 8.16          Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

NEOVASC INC.

By:	(signed) “Steve Rubin”
	Name:	Steve Rubin
	Title:	Chairman of the Board of Directors

By:	(signed) “Fred Colen”
	Name:	Fred Colen
	Title:	President and Chief Executive Officer

SHOCKWAVE MEDICAL, INC.

By:	(signed) “Douglas Godshall”
	Name:	Douglas Godshall
	Title:	President and Chief Executive Officer

APPENDIX D

PLAN OF ARRANGEMENT

See attached.

D-1

PLAN OF ARRANGEMENT

UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

Article 1
INTERPRETATION

Section 1.1          Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated January 16, 2023 between Purchaser and Corporation (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered holder of Shares as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.

“Letter of Transmittal” means the letter of transmittal prepared by Purchaser, as approved by Corporation (acting reasonably), and sent to holders of Shares for use in connection with the Arrangement.

“Plan of Arrangement” means this plan of arrangement proposed under section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

Section 1.2          Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section,” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement”, “hereof”, “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7)	Time References. References to time are to local time, Vancouver, British Columbia.

Article 2
THE ARRANGEMENT

Section 2.1          Arrangement

This Plan of Arrangement constitutes an arrangement under section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2          Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Corporation, Purchaser all Shareholders (including Dissenting Holders) and holders of Options, RSUs and SARs, any agent or transfer agent therefor and the Depositary and the Rights Agent at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3          Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(1)	the following transactions shall occur simultaneously:

(a)	each outstanding Option, RSU, and SAR shall vest in accordance with its terms;

(b)	each outstanding Option, shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for, in respect of each Option that is an In-the-Money Option, (i) an amount equal to the Cash Portion less the applicable per share exercise price in respect of such Option and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, neither Corporation nor Purchaser shall be obligated to pay the Consideration or any other amount in respect of any Option that is not an In-the-Money Option and that is not exercised prior to Effective Time, and any such Option shall be immediately cancelled for no consideration;

(c)	each outstanding RSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for the Consideration, less any applicable withholdings, and such RSU shall be immediately cancelled;

(d)	each outstanding SAR shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for the Consideration, less any applicable withholdings, and such SAR shall be immediately cancelled;

(e)	(i) each holder of outstanding Options, RSUs or SARs shall cease to be a holder of such Options, RSUs or SARs, (ii) such holder’s name shall be removed from each applicable register, (iii) the Stock Option Plan, the RSU Plan and the SAR Plan and any and all agreements relating to the Options, the RSUs and the SARs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the Consideration, if any, to which it is entitled pursuant to Section 2.3(1)(b), Section 2.3(1)(c) or Section 2.3(1)(d), as applicable, at the time and in the manner specified in such Sections;

(2)	each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to Purchaser, and:

(a)	such Dissenting Holder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by Purchaser in accordance with Article 3;

(b)	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Corporation; and

(c)	Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(3)	concurrently with step (2), each outstanding Share (other than Shares held by Dissenting Holders who have validly exercised such holders’ respective Dissent Rights) shall be transferred without any further act or formality by the holder thereof to Purchaser in exchange for the Consideration per Share, less any applicable withholdings, and:

(a)	the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;

(b)	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Corporation; and

(c)	Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof; and

Article 3
DISSENT RIGHTS

Section 3.1          Dissent Rights

(1)	Registered holders of Shares as of the record date of the Meeting may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)	Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to Purchaser, as provided in Section 2.3(3), and if they are ultimately:

(a)	entitled to be paid fair value for such Shares, shall be entitled to be paid the fair value of such Shares by Purchaser, less any applicable withholdings, which fair value notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)	not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration per Share to which holders of Shares who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof, less any applicable withholdings.

Section 3.2          Recognition of Dissenting Holders

(1)	In no case shall Corporation, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights; and (b) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)	In no case shall Corporation, Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time.

(3)	Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the cash payments and CVRs to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(3) hereof, less any applicable withholdings.

(4)	In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Options, RSUs or SARs, and (b) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares).

Article 4
CERTIFICATES AND PAYMENTS

Section 4.1          Payment of Consideration

(1)	Prior to the filing of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Shares (other than the Dissenting Holders), cash with the Depositary and CVRs with the Rights Agent as are required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Share for this purpose.

(2)	Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(3), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment and CVRs which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(3)	After the Effective Date, Purchaser shall cause Corporation to deliver to each holder of Options (in accordance with Section 2.3(1)(b)), each holder of RSUs (in accordance with Section 2.3(1)(c)) and each holder of SARs (in accordance with Section 2.3(1)(d)), the cash payment and the CVRs, if any, that such holder of Options, RSUs, or SARs, as applicable, is entitled to receive under the Arrangement. Payments with respect to Options, RSUs and SARs as set forth in Section 2.3, other than with respect to a CVR, shall be made, net of applicable withholdings, as soon as reasonably practicable after the Effective Date but in any event within ten Business Days of the Effective Date (except in the case of any Option, RSU or SAR which is subject to the provisions of section 409A of the United States Internal Revenue Code of 1986, in which case the payment shall be made on the earliest date upon which payment may be made in compliance with the requirements of such section).

(4)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment and CVRs which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the fifth (5th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in Corporation or Purchaser. On such date, all cash payments and CVRs which such former holder was entitled shall be deemed to have been surrendered to Purchaser or Corporation, as applicable, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

(5)	Any payment made by the Depositary (or Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or Corporation) or that otherwise remains unclaimed, in each case, on or before the fifth (5th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the fifth (5th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Options, the RSUs and the SARs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or Corporation, as applicable, for no consideration.

(6)	No holder of Shares, Options, RSUs or SARs shall be entitled to receive any consideration with respect to such Shares, Options, RSUs or SARs other than the cash payment and CVRs, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1. No holder of Shares, Options, RSUs or SARs shall be entitled to receive any interest, dividends, premium or other payment in connection with any payment contemplated by the Arrangement Agreement. No dividend or other distribution declared or made after the Effective Time with respect to any securities of Corporation with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.

Section 4.2          Lost Certificates

(1)	In the event any certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the register holder thereof on the share register maintained by or on behalf of Corporation, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment and CVRs which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to Purchaser and the Depositary (each acting reasonably) in such sum as Purchaser may direct, or otherwise indemnify Corporation and Purchaser in a manner satisfactory to Corporation and Purchaser (each acting reasonably), against any claim that may be made against Corporation or Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3          Withholding Rights

(1)	Each of Corporation, Purchaser the Depositary and the Rights Agent and any other third party paying agent, as applicable (each, a “Payor”), shall be entitled to deduct or withhold from any amount payable or otherwise deliverable to any Person under this Plan of Arrangement, such amounts as Corporation, Purchaser, the Depositary or the Rights Agent determine, acting reasonably, are required to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, the Ordinance, and in accordance with the Withholding Tax Ruling, if obtained, or any provision of any other Law and shall remit such deduction and withholding with the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.

(2)	Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the consideration payable to each Shareholder and holders of RSUs, SARs and Options (each a “Payee”) shall be retained by the Depositary, the Rights Agent or the Corporation, as applicable, for the benefit of each such Payee for a period of one hundred and eighty (180) days following the Effective Time or ninety (90) days following the date of any payments with respect to CVR (or such longer reasonable period as may be provided by Purchaser in order to permit a Payee to submit a Valid Tax Certificate) (the “Withholding Drop Date”), unless Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable, is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to a Payee and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate). If a Payee delivers, no later than three (3) Business Days prior to the Withholding Drop Date (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by the Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate, to a Payor (or such other forms as are required under any applicable Tax Law), then the Consideration due to such Payee shall be paid to such Payee and the deduction and withholding of any Israeli Taxes shall be made in accordance therewith and subject to any non-Israeli withholding applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Payee (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his or her portion of the consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Payee's portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Purchaser, the Corporation, the Depositary or the Rights Agent, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in US Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any Payee, and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee.

(3)	As soon as practicable following the date of this Agreement, the Corporation shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Purchaser or its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that: (i) with respect any Payee (except for payees under clause (ii) below) (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Cash Portion or CVR consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented; and (ii) with respect to holders of Options, RSUs and SARs that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (B) instructing Purchaser, the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents on how such withholding at the source is to be implemented, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”). The Corporation shall use reasonable best efforts to obtain the Withholding Tax Ruling prior to the Effective Time but, for the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Effective Time is not a closing condition.

(4)	Without limiting the generality of Section 4.3(3), each of the Corporation and Purchaser shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. The applications for, and the final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Purchaser or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Corporation shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable. In the event that the Withholding Tax Ruling has not been received in accordance with the terms of this Section 4.3(4), Purchaser may make such payments and withhold any applicable Taxes in accordance with Section 4.3(1).

(5)	Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, in accordance with the undertaking provided by the Corporation, the Depositary, the Rights Agent, as applicable, and their respective agents to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), the consideration payable to each Payee shall be paid, free of any Israeli withholding, to the Corporation, the Depositary, the Rights Agent and their respective agents, as applicable, and such amounts shall be paid to each Payee, via the Corporation, the Depositary or the Rights Agent, as applicable, subject to the provisions of Section 2.4(4) and Section 4.3(2) above, which shall apply, mutatis mutandis, to the Corporation, the Depositary, the Rights Agent and their respective agents, and the Parties agree to adjust the payment procedures accordingly.

Section 4.4          Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by Corporation, Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5          No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.6          Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Options, RSUs and SARs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares, Options, RSUs and SARs, and the Corporation, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options, RSUs and SARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 5
AMENDMENTS

Section 5.1          Amendments

(1)	Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by Corporation and Purchaser, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.

(2)	Notwithstanding the provisions in Section 5.1(1), Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of Corporation and Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders.

(3)	Subject to Section 5.1(2), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Corporation and Purchaser, acting together, at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(4)	Subject to Section 5.1(2), Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to Shareholders.

Section 5.2          Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 6
FURTHER ASSURANCES

Section 6.1          Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX E

INTERIM ORDER

See attached.

E-1

SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY FEB 0 3 2023 E NTERED Ait v., THE SUPREME COURT OF BRITISH COLUMBIA I N THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED No. S 23 0 (I - 8 Vancouver Registry AND I N THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEOVASC INC. AND SHOCKWAVE MEDICAL, INC. NEOVASC INC. ORDER MADE AFTER APPLICATION BEFORE M a St e_( H uk)\ ‘ , e ) 03/Feb/2023 PETITIONER ON THE APPLICATION of the Petitioner, Neovasc Inc. ("Neovasc") for an Interim Order pursuant to its Petition filed on February 1, 2023. [x] without notice coming on for hearing at Vancouver, British Columbia on February 3, 2023 and on hearing Alexandra Luchenko, counsel to the Petitioner and upon reading the Petition herein, and the Affidavit #1 of Chris Clark sworn on February 1, 2023 (the "Clark Affidavit") and the Affidavit #1 of Angela Bradley sworn on February 2, 2023, both filed herein; THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Special Meeting of Shareholders and Management Information Circular (collectively, the "Circular") attached as Exhibit "A" to the Clark Affidavit. 51364409

_2 SPECIAL MEETING 2. Pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the "CBCA"), Neovasc is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders of common shares in the capital of Neovasc (the "Neovasc Shares", the holders of which are the "Neovasc Shareholders") to be held at 10:00 a.m. (Vancouver Time) on March 6, 2023 at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, V7X 1 L3 and described in the Circular, to: (a) consider and, if thought advisable, to pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") as more particularly described in the plan of arrangement ("Plan of Arrangement") substantially in the form attached as Appendix "D" to the Circular; and (b) transact such other business as may properly come before the Meeting or any adjournment thereof. 3. The Meeting shall be called, held and conducted in accordance with the CBCA, the Circular and the articles of Neovasc, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order. ADJOURNMENT 4. Notwithstanding the provisions of the CBCA and the articles of Neovasc, and subject to the terms of the Arrangement AgreemPnt, Npnvosrt, if it ria.ms arivisabl© is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Neovasc Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent by one of the methods specified in paragraphs 12 and 13 of this I nterim Order. 5. The Record Date (as defined in paragraph 10 below) shall not change in respect of adjournments or postponements of the Meeting. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original

- 3 - convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting. AMENDMENTS 6. Neovasc and Shockwave Medical, Inc. ("Purchaser") are authorized to make any amendment, modification and/or supplement to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, at any time prior to or at the Meeting with or without any other prior notice or communication to the Neovasc Shareholders and the holders of outstanding options ("Options") to purchase Neovasc Shares (the "Neovasc Optionholders"), the holders of outstanding restricted share units ("RSUs") of Neovasc (the "Neovasc RSU Holders") and the holders of outstanding share appreciation rights ("SARs") of Neovasc (the "Neovasc SAR Holders" and together with, Neovasc Optionholders and the Neovasc RSU Holders, the "Arranged Securityholders"), and if so proposed and accepted by the Neovasc Shareholders voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Arrangement and the Plan of Arrangement for all purposes. 7. Neovasc and Purchaser may amend, modify and/or supplement the Arrangement and the Plan of Arrangement in Accordance with the Arrangement Agreement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Neovasc Shareholders and the Arranged Securityholders. 8. Notwithstanding paragraphs 6 and 7, Neovasc and Purchaser may amend, modify and/or supplement th© Arrangement and the Dian of A Arrangementinaccordance with theArrangement Agreement at any time and from time to time up to the Effective Date without any additional notice or approval of the Court or the Neovasc Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of Neovasc and Purchaser, is of an administrative nature required to better give effect to the i mplementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Neovasc Shareholders or any Arranged Securityholders. 9. Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, without communication to former Neovasc Shareholders and the Arranged Securityholders, provided that it concerns a matter which, in the

_4 reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Neovasc Shareholders or any Arranged Securityholders. RECORD DATE 10. The record date for determining the Neovasc Shareholders entitled to receive notice of, attend and vote at the Neovasc Meeting shall be February 3, 2023 (the "Record Date"), or such other date as the board of directors of Neovasc (the "Neovasc Board") may determine and as disclosed in the manner they see fit. NOTICE OF SPECIAL MEETING 1 1. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Neovasc shall not be required to send to the Neovasc Shareholders any other or additional statement pursuant to Section 192 of the CBCA. 12. The Circular, form of proxy and Notice of Hearing of Petition (collectively, the "Meeting Materials") in substantially the same form as contained in Exhibits "A", "B" and "C" to the Clark Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to: (a) the registered Neovasc Shareholders as they appear on the central securities register or equivalent record of Neovasc as at the close of business on the Record Dn=t.P, ana Qnch Meeting rifintarinIs to be sent at least twenty-one (/1) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting) by one or more of the following methods: (i) by prepaid ordinary or air mail addressed to the Neovasc Shareholder at his, her or its address as it appears on the applicable securities registers or equivalent record of Neovasc as at the Record Date; (ii) by delivery in person to the addressee specified in paragraph 12(a) above; or

_5_ (Hi) by email or facsimile transmission to any Neovasc Shareholder who identifies himself, herself or itself to the satisfaction of Neovasc, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request; (b) the directors and auditors of Neovasc by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; (c) in the case of non-registered Neovasc Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and (d) the Director appointed pursuant to the CBCA, by prepaid ordinary mail, or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting. and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Neovasc's application for the Final Order. 13. The Circular, including the Notice of Hearing of Petition (the "Notice Materials") in substantially the same form as contained in Exhibits "A" and "C" to the Clark Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this interim Order, shall be sent to the Arranged Securityholders in accordance with the time limits and methods of delivery set out at paragraph 12 of this Interim Order, provided, however, that if an Arranged Securityholder is also a Neovasc Shareholder, the distribution of the materials in accordance with paragraphs 12(a) and (c) above will comply with the notice requirement, and such mailing, delivery and distribution shall constitute good and sufficient notice of Neovasc's application for the Final Order.

-6 14. Accidental failure of, or omission, to give notice of the Meeting, or the nonreceipt of such notice by, one or more of the persons specified in this Interim Order, to any persons entitled thereto, shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Neovasc, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. DEEMED RECEIPT OF NOTICE 15. The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Order, to have been received: (a) in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing; (b) in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 12 above; and (c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch. UPDATING MEETING MATERIALS 16. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated by press release, news release, newspaper advertisement or by notice sent by any of the means set forth in paragraph 12 herein, as determined to be the most appropriate method of communication by the Neovasc Board. QUORUM AND VOTING 17. As set forth in the articles of Neovasc, the quorum required at the Meeting shall be two Neovasc Shareholders present in person or represented by proxy, each being a Neovasc Shareholder or duly appointed proxyholder or representative for a Neovasc Shareholder entitled to vote at the Meeting. 18. The vote required at the Meeting to pass the Arrangement Resolution shall be the affirmative vote of:

- 7 - (a) at least 66213% of the votes cast by the Neovasc Shareholders present in person or represented by proxy and entitled to vote at the Meeting, on the basis of one vote for each Neovasc Share held; and (b) a simple majority of the votes cast by the Neovasc Shareholders present in person or represented by proxy and entitled to vote at the Meeting, on the basis of one vote for each Neovasc Share held, excluding the votes attached to Neovasc Shares that are required to be excluded pursuant to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. 19. Such vote shall be sufficient to authorize and direct Neovasc to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Neovasc Shareholders in the Meeting Materials. 20. In respect of the vote on the Arrangement Resolution or any matter determined by the Chair of the Meeting to be related to the Arrangement, each registered holder of Neovasc Shares shall be entitled to cast one vote in respect of each such Neovasc Share held. 21. For the purpose of the vote on the Arrangement Resolution, or any other vote taken by ballot at the Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by Shareholders. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution. DCD11111111-TCrt A TITICKITICICC II 11.1•1111 II I 16.11.0 M I I I 1 la 1 ...0 22. The only persons entitled to attend the Neovasc Meeting shall be the registered Neovasc Shareholders or their respective proxyholders as of the Record Date, Neovasc's directors, officers, auditors, advisors, Purchaser and its representatives, the Arranged Securityholders, and any other person admitted on the invitation and consent of the Chair of the Meeting, provided however that the only persons entitled to vote at the Meeting shall be the registered Neovasc Shareholders or their respective proxyholders as at the close of business on the Record Date. SCRUTINEERS 23. A representative of Neovasc's registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Neovasc Meeting.

-g SOLICITATION OF PROXIES 24. Neovasc is authorized to use the form of proxy in connection with the Meeting in substantially the same form as attached as Exhibit "B" to the Clark Affidavit and Neovasc may in its discretion waive generally the time limits for deposit of proxies by Neovasc Shareholders if the Chair deems it reasonable to do so. Neovasc is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. 25. The procedure for the use of proxies at the Neovasc Meeting shall be as set out in the Meeting Materials. DISSENT RIGHTS 26. Each registered Neovasc Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of section 190 of the CBCA, as modified by the terms of this Order and the Arrangement. 27. Registered Neovasc Shareholders as of the Record Date will be the only Neovasc Shareholders entitled to exercise rights of dissent. A beneficial holder of Neovasc Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Neovasc Shareholder to dissent on behalf of the beneficial holder of Neovasc Shares or, alternatively, make arrangements to become a registered Neovasc Shareholder. 28. In order for a registered Neovasc Shareholder (whether on their own behalf or on behalf of a beneficial Neovasc Shareholder) to exercise such right of dissent under subsection 190 of the CBCA: (a) a dissenting Neovasc Shareholder shall deliver a written objection to Neovasc do Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1 L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com, no later than 10:00 am. (Vancouver time) on March 1, 2023, or two business days prior to any postponed or adjourned Meeting;

(b) a dissenting Neovasc Shareholder shall not have voted his, her or its Neovasc Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution; (c) a dissenting Neovasc Shareholder shall have been a Neovasc Shareholder as of the Record Date of the Meeting and as of the deadline for exercising Dissent Rights; (d) a dissenting Neovasc Shareholder must dissent with respect to all of the Neovasc Shares held by such person; and (e) the exercise of such Dissent Right must otherwise comply with the requirements of Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. 29. Subject to further order of this Court, the rights available to the Neovasc Shareholders under the CBCA and the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the Neovasc Shareholders with respect to the Arrangement. 30. Notice to the Neovasc Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their Neovasc Shares shall be given by including information with respect to this right in the Circular to be sent to Neovasc Shareholders in accordance with this Order. 31. Neovasc shall make all fair value payments to dissenting Neovasc Shareholders for their Neovasc Shares as ordered by the Court pursuant to Section 190 of the CBCA. APPLICATION FOR FINAL ORDER 32. Upon the approval, with or without variation, by the Neovasc Shareholders of the Arrangement, in the manner set forth in this Interim Order, Neovasc may apply to this Court for, inter a/ia, an Order: (a) irsuant to CBCA Section 199(4)(A) approvi ng the Arrangement; and

- 10 - (b) pursuant to CBCA Section 192(4)(e) declaring that the terms and conditions of the Arrangement are procedurally and substantively fair to Neovasc Shareholders and reasonable. (collectively, the "Final Order") and that the hearing of the Final Order will be held on March 9, 2023 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct. 33. The form of Notice of Hearing of Petition attached to the Clark Affidavit as Exhibit "C" is hereby approved as the form of Notice of Proceedings for such approval. 34. The only persons entitled to appear and be heard at the hearing shall be the Petitioner and Purchaser, and any Neovasc Shareholders and Arranged Securityholders that have filed and delivered a Response in the form prescribed by the Rules of Court, and a copy of all materials upon which they intend to rely: (a) to the Petitioner's solicitors at: BLAKE, CASSELS & GRAYDON LLP Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314 Vancouver, B.C. V7X 1L3 Attention: Alexandra Luchenko (Vancouver.service blakes.com and alexandra.lucl'enko@blakesscom) (b) With a copy to Purchaser's solicitors at: DAVIES WARD PHILLIPS & VINEBERG LLP 1501 McGill College Avenue, 26th floor Montreal, QC H3A 3N9 Attention: Louis-Martin O'Neill and Faiz Lalani (Imoneill@dwpv.com and flalani@dwpv.com) by or before 4:00 p.m. (Vancouver time) on March 7, 2023, or as the Court may otherwise direct.

35. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 12 and 13 of this Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with. 36. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials. 37. All Neovasc Shareholders and Arranged Securityholders shall be deemed parties to the present proceeding and be bound by the terms of any Order rendered herein. VARIANCE 38. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate. 39. Rules 8-1 (apart from the requirement for an Application Record) and 16-1(8)-(12) of the Supreme Court Civil Rules are dispensed for the purposes of any further application to be made pursuant to this Petition. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Signature of lawyer for Petitioner Alexandra Luchenko BY THE COURT.

No. Vancouver Registry I N THE SUPREME COURT OF BRITISH COLUMBIA I N THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED AND I N THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEOVASC INC. AND SHOCKWAVE MEDICAL, INC. NEOVASC INC. PETITIONER ORDER MADE AFTER APPLICATION Alexandra Luchenko Blake, Cassels & Graydon LLP Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC, V7X 1L3 (604) 631-3300 Agent: Dye & Durham

APPENDIX F

NOTICE OF HEARING OF PETITION

See attached.

F-1

No.
Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, r.s.C. 1985, c. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NEOVASC INC.

AND SHOCKWAVE MEDICAL, INC.

NEOVASC INC.

petitioner

NOTICE OF HEARING OF PETITION

To:	The holders of common shares (the “Neovasc Shareholders”) of Neovasc Inc. (“Neovasc”)

And to:	The holders of outstanding options to purchase common shares of Neovasc

And to:	The holders of outstanding restricted share units of Neovasc

And to:	The holders of outstanding share appreciation rights of Neovasc

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Neovasc in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Canada Business Corporations Act, R.S.C., 1985, c. 44, as amended (the “CBCA”);

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on February 3, 2023, the Court has given directions as to the calling of a special meeting of the Neovasc Shareholders, for the purpose of, among other things, considering, voting upon and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on March 9, 2023 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”).

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner with a copy to Shockwave Medical, Inc. (“Purchaser”), at their respective addresses for delivery set out below by or before 4:00 p.m. (Vancouver time) on March 6, 2023.

The Petitioner’s address for delivery is:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Alexandra Luchenko (Vancouver.service@blakes.com and

alexandra.luchenko@blakes.com)

With a copy to the Purchaser’s address for delivery:

DAVIES WARD PHILLIPS & VINEBERG LLP

1501 McGill College Avenue, 26th floor

Montreal, QC H3A 3N9

Attention: Louis-Martin O’Neill and Faiz Lalani (lmoneill@dwpv.com and

flalani@dwpv.com)

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the shareholders of the Petitioner.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any person receiving this Notice upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: February 3, 2023	(Signed) “Alexandra Luchenko”
Signature of lawyer for Petitioner
Alexandra Luchenko

APPENDIX G

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190 (1)     Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)            A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)         The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)            In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)            A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)            A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)            The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)            A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8)            A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)            A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)          A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)          On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)          A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)          Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)          Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)          Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)          If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)          An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)          A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)          On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)          On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)          A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)          The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)          A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)          If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)          If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)          A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Questions and requests for assistance with voting may be directed to Neovasc Inc.’s proxy solicitation agent and shareholder communications advisor:

North America Toll Free: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com